10/30



07027871

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sonic Healthcare Limited

*CURRENT ADDRESS 95-99 Epping Road, Macquarie Park
New South Wales, 2113, Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35730 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mse

DAT : 11/8/07

Exhibit 1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONIC HEALTHCARE LIMITED
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP JAMES DUBOIS
Date of last notice	8 MAY 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	110,000 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,000 ordinary shares are held beneficially by Farnbrook Pty Ltd.
Date of change	27 JUNE 2006
No. of securities held prior to change	123,288 ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	364 Ordinary shares, fully paid
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non cash, value $4,932.20

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 3,652 Ordinary shares, fully paid. Indirect 110,000 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,000 ordinary shares are held beneficially by Farnbrook Pty Ltd.
Nature of change Example on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Finalisation of arrangements between vendors pursuant to contracts entered into at the time of the acquisition of Queensland X-Ray by Sonic (April 2001).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Exhibit 2


SONIC
HEALTHCARE
LIMITED

14 July 2006

Mr Stephen Small
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Mr Small,

Request for Trading Halt

I request an immediate trading halt in the ordinary securities of Sonic Healthcare Limited (ASX Code: SHL).

Sonic Healthcare requests that the trading halt remain in place pending an announcement by the company.

The company is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066



Exhibit 3




SONIC
HEALTHCARE
LIMITED

14 July 2006

AUCKLAND PATHOLOGY CONTRACT

Sonic Healthcare Limited (ASX Code: SHL) advises that it has been informed today that its bid to continue as the sole provider of community pathology services in the Auckland region has been unsuccessful. Sonic's current contract expires on 30 June 2007.

Based on FY 2006 numbers, the revenue from the current contract is approximately A$65 million per annum. The contract price quoted by the Healthscope consortium, which will need to cover the costs of service provision between 2008 and 2015, is significantly less than Sonic's forecast operating cost to maintain the current service levels.

After submitting a very competitive tender, Sonic is surprised with the announcement of the change of contract provider, given the substantial risks inherent in transition and the risk to the excellent service levels provided by Sonic to the Auckland community over many years. It would appear that the decision was made on price alone.

The financial impacts of the loss of this contract will depend on the outcome of the restructuring of Sonic's New Zealand operations over the remaining year of the contract.

Sonic will be reviewing the tender process and the options available in order to protect its position in the Auckland market, in which its subsidiary, Diagnostic Medlab, has provided services for over 40 years.

The New Zealand contract funding model is unique and is not replicated in other markets in which Sonic operates.

For further information regarding this announcement please contact:

Mr Paul Alexander
Company Secretary
Ph: 02 9855 5404



Exhibit 4



-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$4.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 JULY 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
295,210,345	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
398,375	16.05.2007 @ $4.66
170,000	16.05.2007 @ $4.66
60,000	07.02.2008 @ $6.01
435,000	15.02.2008 @ $6.30
165,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
370,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19 Closing date for receipt of acceptances or renunciations

N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☑ Cheque attached – UPON RECEIPT OF TAX INVOICE

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 19 JULY 2006
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 5




SONIC
HEALTHCARE
LIMITED

24 July 2006

The Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re Grant of Options

I refer to Listing Rule 3.10.3 in relation to the obligation to advise of an intention to issue securities. Sonic Healthcare Limited ("Sonic Healthcare") advises that options will be granted by it over its ordinary shares as follows:

Options to QXR Staff

As described in Sonic's announcements dated 24 August 2001 and 19 August 2002, pursuant to the terms of its agreement with the vendors of the Queensland X-Ray business, Sonic agreed with Queensland X-Ray to issue a total of 1,000,000 options over time to staff of that business. 40,000 are now being granted, leaving 175,000 still to be granted into the future. The details of the options and the shares to be issued on their exercise are as follows:

- **Class of security to be issued** – options over ordinary shares;
- **Number of securities to be issued** – 40,000;
- **Principle terms of the securities to be issued**–

Proportion of Options Exercisable	Vesting Period
up to 50%	From 30 months up to 42 months after the date of grant
up to 75%	From 42 months up to 54 months after the date of grant
up to 100%	From 54 months after the date of grant until the expiry date
Expiry date	58 months after the date of grant

The shares issued on exercise will rank equally with ordinary shares;

- **Exercise Price** – the amount required to be paid on exercise pursuant to the terms of each option is $12.69;

- **The purpose of the issue** – to satisfy obligations incurred by Sonic Healthcare on the acquisition of the QXR business pursuant to agreements with the vendors of that business;

- **Whether shareholder approval is required** – No

- **Whether the issue will be to a class of security holder** – No

An application for listing of all shares allotted on exercise of these options will be made to the ASX at the relevant time after their exercise.

Yours sincerely

Paul Alexander
Company Secretary

Exhibit 6



-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$4.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 AUGUST 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	295,230,345	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
378,375	16.05.2007 @ $4.66
170,000	16.05.2007 @ $4.66
60,000	07.02.2008 @ $6.01
435,000	15.02.2008 @ $6.30
165,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
370,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example. restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 15 AUGUST 2006
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER

== == == == ==

+ See chapter 19 for defined terms.



Exhibit 7



Sonic Healthcare Limited

ABN 24 004 196 909

PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2006

Lodged with the ASX under Listing Rule 4.3A

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the year ended 30 June 2006

Financial Results

Revenue from ordinary activities	Up 19.9% to $1,656,367,000
Earnings before interest, tax and intangibles amortisation (EBITA)	Up 21.0% to $306,033,000
Profit from ordinary activities after tax attributable to members	Up 27.1% to $172,029,000
Net profit for the period attributable to members	Up 27.1% to $172,029,000

Dividends and Dividend Reinvestment Plan

	Amount per security	Franked amount per security
Final dividend	26¢	26¢
Previous corresponding period	23¢	23¢

The record date for determining entitlements to the final dividend will be 5 September 2006. The final dividend will be paid on 19 September 2006. The Company's Dividend Reinvestment Plan (DRP) remains suspended for this dividend and until further notice.

Earnings per Share

	Year to 30 June 2006	Year to 30 June 2005
Basic earnings per share	59.8¢	49.8¢
Diluted earnings per share	58.6¢	48.9¢

An explanation of the figures reported above is provided in the following pages of this report. Note that all comparatives in this report have been restated (where applicable) as a result of the application of the Australian equivalents to International Financial Reporting Standards (AIFRS).

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2006

1 Summary financial results

	Reference	2006 $'000	2005 $'000	Movement %
Total Revenue	(a)	**1,656,367**	1,380,905	19.9%
Earnings before Interest, Tax, Depreciation and Amortisation (**EBITDA**)	(b)	**360,307**	301,189	19.6%
Depreciation and Lease Amortisation	(c)	**(54,274)**	(48,184)	12.6%
Earnings before Interest, Tax and Intangibles Amortisation (**EBITA**)	(b)	**306,033**	253,005	21.0%
Amortisation of Intangibles	(d)	**(1,823)**	(1,708)	6.7%
Net Interest Expense	(e)	**(40,435)**	(41,490)	(2.5)%
Income Tax attributable to Operating Profit	(f)	**(77,960)**	(62,633)	24.5%
Net Profit attributable to Outside Equity Interests	(g)	**(13,786)**	(11,821)	16.6%
Net Profit attributable to shareholders of Sonic Healthcare Limited		**172,029**	135,353	27.1%
Cash generated from operations	(h)	**247,208**	214,066	15.5%
EPS (diluted earnings per share) (cents)	(i)	**58.6**	48.9	19.8%

(a) Revenue growth

Organic (excluding acquisitions) revenue growth for the period was strong at around 7% and was augmented by the acquisition of Clinical Pathology Laboratories, Inc. (CPL) from 1 October 2005 and a full 12 months of the acquisitions made in the previous year.

	2006	2005	Movement
(b) Margin analysis			
EBITA as a % of Revenue	**18.5%**	18.3%	20 bps*

*bps = basis points of margin

Margin expansion was strong in the Pathology division due to revenue growth, extraction of synergies and efficiency improvements. Margin expansion has been mitigated by the acquisition of CPL (acquired 1 October 2005) and by a full 12 months of Independent Practitioner Network Limited (IPN) (acquired 26 August 2004). Both of these entities reported lower margins than the average of Sonic's other businesses. Sonic's Australian Pathology operations increased margins by 60 bps in the year. The Radiology division experienced margin decline in the period, mainly due to wage pressures. Strategies to address the wage pressures are underway.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2006

(c) Depreciation and lease amortisation

Depreciation and leased asset amortisation has increased 12.6% against the prior year due mainly to the acquisition of CPL on 1 October 2005. As a percentage of total revenue, depreciation and leased asset amortisation has decreased from 3.5% in the comparative period to 3.3% in the current period.

(d) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

(e) Interest expense

Net interest expense has decreased 2.5% on the prior year (despite increased debt as a result of the CPL acquisition) due to lower margins on Sonic's senior debt facility, which was refinanced during the year, and a change in the mix of currencies borrowed after the acquisition of CPL (funded in USD) and subsequent capital raisings (in AUD). Appropriate interest rate hedging arrangements are in place.

(f) Tax expense

Tax expense has increased 24.5% on the prior year reflecting growth in earnings.

(g) Outside equity interests

The current period outside equity interest figure includes minority interests in CPL for the 9 months since acquisition, the Schottdorf Group and IPN, in addition to minority interests in other (small) entities in the group. The comparative period figure excludes CPL.

The profit (and therefore the minority interests' profit share) for the Schottdorf Group for the comparative period was significantly increased by tax deductions associated with goodwill amortisation within the Schottdorf Group. This goodwill was fully amortised at 31 December 2004, and therefore no similar tax credits were available in the current period.

(h) Cashflow from operations

Cash generated from operations was in line with cash profit (net profit plus depreciation, intangibles amortisation and outside equity interests) for the year. Growth in cashflow from operations (15.5%) was less than growth in profits as cashflow was extremely strong in 2005, due to improvements in working capital management. These improvements have been maintained in 2006, but the high 2005 base reduces the growth rate.

(i) Earnings per share

Diluted earnings per share increased 19.8% due mainly to earnings growth and the positive effect of CPL and other synergistic acquisitions.

2 Final dividend and Dividend Reinvestment Plan (DRP)

The Board has declared a final dividend of 26 cents per share fully franked (at 30%) to be paid on 19 September 2006. The record date will be 5 September 2006.

The total dividend for the year is therefore 41 cents per share, a 13.9% increase on the prior year.

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) remains suspended for this dividend and until further notice.

FULL YEAR REPORT

CONTENTS | PAGE

This report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the accompanying notes, the 2005 Annual Report, the 2005 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

CONSOLIDATED INCOME STATEMENT
For the year ended 30 June 2006

	Notes	2006 $'000	2005 $'000
Revenue from operations		1,645,184	1,374,841
Other income		11,183	6,064
Total		1,656,367	1,380,905
Labour and related costs		(745,392)	(613,873)
Consumables used		(247,158)	(213,085)
Operating lease rental expense		(80,127)	(67,486)
Depreciation and amortisation of physical assets		(54,274)	(48,184)
Transportation		(44,300)	(37,028)
Borrowing costs expense		(42,925)	(43,411)
Repairs and maintenance		(38,343)	(33,152)
Utilities		(37,821)	(32,820)
Amortisation of intangibles		(1,823)	(1,708)
Other expenses from ordinary activities		(100,429)	(80,351)
Profit from ordinary activities before income tax expense		263,775	209,807
Income tax expense		(77,960)	(62,633)
Profit from ordinary activities after income tax expense		185,815	147,174
Net profit attributable to outside equity interests		(13,786)	(11,821)
Profit attributable to members of Sonic Healthcare Limited		172,029	135,353
Basic earnings per share (cents per share)	5	59.8	49.8
Diluted earnings per share (cents per share)	5	58.6	48.9

The above consolidated income statement should be read in conjunction with the accompanying notes, the 2005 Annual Report, the 2005 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED BALANCE SHEET
As at 30 June 2006

	Notes	2006 $'000	2005 $'000
Current assets			
Cash assets and cash equivalents		68,156	31,914
Other financial assets		3,357	-
Receivables		188,386	146,110
Inventories		26,926	23,813
Other		16,174	10,253
Total current assets		302,999	212,090
Non-current assets			
Receivables		4,452	4,017
Other financial assets		8,068	10,682
Property, plant and equipment		306,800	260,062
Intangible assets		1,690,239	1,271,648
Deferred tax assets		35,773	42,093
Other		1,051	1,211
Total non-current assets		2,046,383	1,589,713
Total assets		2,349,382	1,801,803
Current liabilities			
Payables		122,319	102,282
Interest bearing liabilities		28,403	40,035
Current tax liabilities		3,338	6,629
Provisions		70,545	61,266
Other		11,945	5,028
Total current liabilities		236,550	215,240
Non-current liabilities			
Payables		-	35
Interest bearing liabilities		782,253	616,610
Deferred tax liabilities		6,142	5,553
Provisions		18,592	19,100
Other		3,500	-
Total non-current liabilities		810,487	641,298
Total liabilities		1,047,037	856,538
Net assets		1,302,345	945,265
Equity			
Parent entity interest			
Contributed equity	6	1,181,978	909,912
Reserves	8	9,542	6,663
Accumulated profits		93,202	30,065
Total parent entity interest		1,284,722	946,640
Outside equity interest in controlled entities		17,623	(1,375)
Total equity		1,302,345	945,265

The above consolidated balance sheet should be read in conjunction with the accompanying notes, the 2005 Annual Report, the 2005 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 June 2006

	2006 $'000	2005 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**1,703,951**	1,442,355
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,341,994)**	(1,131,942)
	361,957	310,413
Interest received	**2,490**	1,921
Borrowing costs	**(45,936)**	(40,072)
Income taxes paid	**(71,303)**	(58,196)
Net cash inflow from operating activities	**247,208**	214,066
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(419,373)**	(120,882)
Payments for property, plant and equipment and intangible assets	**(97,968)**	(58,197)
Proceeds from sale of non current assets	**9,497**	1,943
Payments for investments	**(1,162)**	(2,208)
Repayment of loans by other entities	**2,237**	2,940
Loans to other entities	**(1,328)**	(431)
Net cash (outflow) from investing activities	**(508,097)**	(176,835)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**270,514**	38,504
Proceeds from borrowings	**988,721**	195,759
Repayment of borrowings	**(857,133)**	(166,258)
Dividends paid to company shareholders	**(107,539)**	(89,881)
Dividends paid to minority interests in controlled entities	**(1,995)**	(102)
Net cash inflow/(outflow) from financing activities	**292,568**	(21,978)
Net increase in cash and cash equivalents	**31,679**	15,253
Cash and cash equivalents at the beginning of the financial year	**31,914**	17,343
Effects of exchange rate changes on cash and cash equivalents	**4,563**	(682)
Cash and cash equivalents at the end of the financial year	**68,156**	31,914

The above consolidated cash flow statement should be read in conjunction with the accompanying notes, the 2005 Annual Report, the 2005 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 30 June 2006

	2006 $'000	2005 $'000
Total equity at the beginning of the year	945,265	849,783
Adjustment on initial adoption of AASB 132 and AASB 139:		
Retained profits	(1,353)	-
Reserves	516	-
Exchange differences on translation of foreign operations	(3,567)	(3,080)
Cash flow hedges (net of tax)	1,118	-
Equity instrument expense	5,511	3,969
Net income recognised directly in equity	2,225	889
Profit for the year	185,815	147,174
Total recognised income and expense for the year	188,040	148,063
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	271,455	38,733
Dividends paid	(107,539)	(89,881)
Minority interest on acquisition of subsidiary	7,119	(1,331)
Distribution to minority interests in subsidiaries	(1,995)	(102)
Total equity at the end of year	1,302,345	945,265
Total recognised income and expense for the year is attributable to:		
Members of Sonic Healthcare Limited	174,166	135,765
Minority interest	13,874	12,298
	188,040	148,063

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes, the 2005 Annual Report, the 2005 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies

This financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005, the 2005 Annual Financial Statements and any public announcements made by Sonic Healthcare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
This financial report is the first full year Sonic Healthcare Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Sonic Healthcare Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments.

The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Sonic's comparative figures relating to investments, financial instruments and other financial assets are reported under AGAAP. Further information on previous AGAAP is set out in the 2005 Annual Financial Statements.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity's equity and its net income are given in note 13.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Sonic Healthcare Limited ("company" or "parent entity") as at 30 June 2006 and the results of all controlled entities for the year then ended. Sonic Healthcare Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a reporting period, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a reporting period its results are included for that part of the period during which control existed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(b) Income tax

The income tax expense or benefit for the period is the tax payable or receivable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Income tax on cumulative temporary differences is set aside to the deferred income tax liability or the future income tax benefit accounts at the rates which are expected to apply when those temporary differences reverse.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Sonic Healthcare Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation with effect from 30 June 2004, and have notified the Australian Taxation Office of this event. In addition to its own current and deferred tax amounts Sonic Healthcare Limited, as the head entity in the tax consolidated group, also recognises the current tax liabilities (or assets) assumed from the controlled entities in the tax consolidated group. Under tax sharing and funding agreements amounts receivable or payable between the tax consolidated entities are recognised within amounts receivable/payable to controlled entities.

(c) Foreign currency translation

(i) *Functional and presentation currency*

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Sonic Healthcare Limited's functional and presentation currency.

(ii) *Transactions*

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(iii) *Foreign controlled entity*

The assets and liabilities of foreign controlled entities are translated into Australian currency at rates of exchange current at the balance sheet date, while their revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity are taken directly to the foreign currency translation reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(d) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, these are fair valued. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Goodwill is brought to account on the basis described in Note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is recognised directly in the income statement.

(e) Revenue recognition

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Medical services revenue is recognised on a completed test basis. Revenue from other services is recognised when the service has been provided. Rental income is recognised by allocating minimum lease payments on a basis representative of the pattern of services rendered through the provision of the leased asset.

(f) Receivables

All trade debtors are initially recognised at their fair value being the amounts receivable. They are generally settled within 40 days.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off in the period in which they are identified. A provision for doubtful debts is raised during the year and adjusted following a review of all outstanding amounts at the balance sheet date.

(g) Inventories

Inventories, comprising consumable stores stock, are valued at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the first in, first out (FIFO) basis.

(h) Recoverable amount of assets

At each reporting date, Sonic assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, Sonic makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(i) Investments and other financial assets

Sonic classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

With the exception of loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve depending upon the classification of the investment.

(i) Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The assets in this category are classified as current assets.

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the consolidated entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Investments are initially recognised at cost being the fair value of the consideration given plus transaction costs associated with the investment. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as 'available-for-sale' are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments accounted at 'fair value through profit and loss' are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and appropriate pricing models.

The consolidated entity assesses at each balance sheet date whether there is evidence that a financial asset or group of financial assets is impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(j) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings and improvements	40 years
Plant and equipment	3 - 15 years

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter (generally 7- 40 years).

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(k) Leases

Finance leases, which transfer to Sonic substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Future payments for surplus leased space under non-cancellable operating leases are recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the consolidated entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Intangible assets acquired from a business combination

Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets (other than software development costs) created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite life intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Included in intangibles is the value of certain brand names acquired as part of the purchase of certain pathology businesses and controlled entities. Sonic's brand names have been assessed as having an indefinite useful life. No deferred tax assets relating to these brand names have been recognised.

(iii) Software development

Expenditure on software development is capitalised when its future recoverability can reasonably be assured. The expenditure capitalised comprises all directly attributable costs. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over the period of the expected benefit. The carrying value is reviewed for impairment annually, or more frequently if an indicator of impairment arises.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(m) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(n) Interest bearing liabilities

All loans and borrowings are initially recognised at cost. Thereafter interest bearing loans and borrowings are measured at amortised cost using the effective interest method. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(o) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. Changes in fair value are either taken to the income statement or an equity reserve (refer below). The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either fair value hedges or cash flow hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

At the date of transition (1 July 2005) the group's interest rate swaps were determined to be cash flow hedges which met the requirements for hedge accounting.

Accordingly, on transition the fair values of the swaps were recognised as financial assets and financial liabilities, and were recognised in equity.

The fair value of the Group's cash flow hedges are determined by external advisors using appropriate valuation techniques.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(p) Employee benefits

(i) Wages and salaries, annual leave
Liabilities for wages and salaries and annual leave are recognised, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Profit sharing and bonus plans
A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits
Share-based compensation benefits are provided to employees under various plans.

Share options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005
The fair value of equity remuneration granted under the various employee plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the shares and options ("the vesting period").

The fair value at grant date is determined using an appropriate binomial pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the arrangement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

The fair value of the options and shares granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of shares and options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

No expense is recognised for shares and options that do not ultimately vest.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The dilutive effect, if any, of outstanding shares and options is reflected as additional share dilution in the calculation of diluted earnings per share.

(q) Borrowing costs

Borrowing costs include:

- interest on bank overdrafts, short-term and long-term borrowings, including amounts paid or received on interest rate swaps
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, and deposits at call with financial institutions which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(t) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (cont)

(u) Segment information

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. The carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.

(v) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of a financial period but not distributed at balance date.

(w) Repairs and maintenance

Plant and equipment and premises occupied require repairs and maintenance from time to time in the course of operations. The costs associated with repairs and maintenance are charged as expenses as incurred, except where they relate to an improvement in the useful life of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(j).

(x) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) held for sale are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group). A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(y) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 2 Segment information

Primary Reporting – Business Segments

Year ended 30 June 2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,243,555	314,242	99,698	(3,618)	1,653,877
Interest income					2,490
Total revenue					**1,656,367**
Segment result	259,062	52,047	(6,899)		304,210
Unallocated net interest expense					(40,435)
Profit before tax					**263,775**
Income tax expense					(77,960)
Profit after income tax expense					**185,815**

Primary Reporting – Business Segments

Year ended 30 June 2005	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,008,057	295,134	78,588	(2,795)	1,378,984
Interest income					1,921
Total revenue					**1,380,905**
Segment result	209,987	51,752	(10,442)		251,297
Unallocated net interest expense					(41,490)
Profit before tax					**209,807**
Income tax expense					(62,633)
Profit after income tax expense					**147,174**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 3 Business combinations

On 1 October 2005 Sonic acquired an 82% equity interest in Clinical Pathology Laboratories, Inc. ("CPL"), an entity incorporated in the United States of America.

The initial accounting has been determined only provisionally as at the date of this report. Sonic is in the process of finalising fair values for identifiable assets and liabilities and the cost of the acquisition.

Sonic has provisionally recognised a total cost of investment of $425,900,000 in relation to the acquisition including all costs directly attributable to the combination.

The CPL acquisition has contributed $12,019,000 to the net profit of the Group for the period.

In the comparative period:

- On 26 August 2004, Independent Practitioner Network Limited (IPN) became a subsidiary of Sonic following a proportional takeover bid which raised Sonic's shareholding from 19.63% as at 30 June 2004 to 72.16%. IPN's results have been consolidated from that date.
- On 26 November 2004, Sonic and its subsidiary IPN acquired the pathology and medical centre businesses of Endeavour Healthcare.

Note 4 Dividends

	2006 $'000	2005 $'000
Dividends paid during the year	**107,539**	89,881
Dividends not recognised at the end of the year		
Since the end of the year the directors have declared a fully franked final dividend of 26 cents per share (2005: 23 cents).		
The dividend was declared on 21 August 2006 and is payable on 19 September 2006 with a record date of 5 September 2006.		
The aggregate amount of the proposed final dividend to be paid out of retained profits at the end of the year, but not recognised as a liability is:	**76,800**	63,367
Australian franking credits available at the year end for the subsequent financial year based on a tax rate of 30%	**83,137**	79,476

The balance of the franking accounts as at 30 June 2006 would enable Sonic to pay fully franked dividends of $193,986,000 in future periods (including the final dividend noted above).

Dividend Reinvestment Plan (DRP)
The company's DRP remains suspended for the 2006 final dividend and until further notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 5 Earnings per share	2006 Cents	2005 Cents
Basic earnings per share	**59.8**	49.8
Diluted earnings per share	**58.6**	48.9

Weighted average number of ordinary shares used as the denominator	2006 Shares	2005 Shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share and core basic earnings per share	**287,910,303**	271,932,711
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share and core diluted earnings per share	**293,420,332**	276,973,703

Note 6 Contributed equity

	Notes	2006 Shares	2005 Shares	2006 $'000	2005 $'000
Share capital					
Fully paid ordinary shares		**295,203,095**	274,740,648	**1,181,978**	909,912

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/05	Opening balance	274,740,648		909,912
24/8/05	Shares issued to executives under remuneration arrangements	30,750	-	-
25/10/05	Share placement to institutions	15,474,553	14.54	225,000
8/12/05	Shares issued to shareholders under Shareholder Purchase Plan (SPP)	2,079,869	13.99	29,097
	Costs associated with share placement and SPP	-	-	(2,196)
Various	Shares issued following exercise of employee options	2,877,275	Various	19,554
Various	Transfers from equity remuneration reserve	-	-	611
30/06/06	Closing Balance	295,203,095		1,181,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 7 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.05	Options issued	Options Exercised	Options Forfeited	Options at 30.6.06
$5.32	20/04/2010	200,000	-	(200,000)	-	-
$7.38	20/04/2006	2,281,450	-	(2,071,400)	(210,050)	-
$4.66	16/05/2007	971,500	-	(370,875)	(25,000)	575,625
$6.01	07/02/2008	80,000	-	(20,000)	-	60,000
$6.30	15/02/2008	650,000	-	(215,000)	-	435,000
$7.57	19/12/2008	215,000	-	-	(50,000)	165,000
$6.75	31/08/2009	3,000,000	-	-	-	3,000,000
$7.50	26/11/2009	1,540,000	-	-	-	1,540,000
$9.51	23/07/2009	10,000	-	-	-	10,000
$9.56	23/07/2009	370,000	-	-	-	370,000
$7.50	22/08/2010	-	1,540,000	-	-	1,540,000
		9,317,950	1,540,000	(2,877,275)	(285,050)	7,695,625

Note 8 Reserves

	2006 $'000	2005 $'000
Foreign currency translation reserve	**(7,212)**	(3,557)
Hedge accounting reserve	**1,634**	-
Equity remuneration reserve	**10,710**	5,810
Share option reserve (relating to Schottdorf Group acquisition)	**4,410**	4,410
	9,542	6,663

Note 9 Net tangible asset backing

	2006	2005
Net tangible asset backing per ordinary security	**($1.31)**	($1.19)

Note 10 Ratios

	2006	2005
Profit before tax/revenue Consolidated profit from ordinary activities before tax as a percentage of revenue	**15.9%**	15.2%
Profit after tax/equity interests Consolidated net profit from ordinary activities after tax attributable to members as a percentage of equity (similarly attributable) at the end of the year	**13.4%**	14.3%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 11 Non cash financing and investing activities

Plant and equipment with an aggregate fair value of $2,447,000 (2005: $16,452,000) was acquired by means of finance leases and hire purchase agreements and is therefore not reflected in the Statement of Cash Flows.

During the year 1,540,000 options and 30,750 fully paid up ordinary shares were issued to Dr C.S. Goldschmidt and C.D. Wilks under the terms of the Executive Incentive Plan.

Note 12 Events occurring after reporting date

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years other than as follows:

On 21 August 2006 Sonic's Directors declared a final dividend of 26 cents per ordinary share payable on 19 September 2006. Sonic's DRP remains suspended for this dividend and until further notice.

Note 13 Explanation of transition to Australian equivalents to International Financial Reporting Standards (AIFRS)

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards ("AGAAP") are illustrated below:

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	Note	30.6.2005 $'000	1.7.2004 $'000
Total equity under AGAAP		882,633	847,787
De-recognition of restructure provisions	(a)	-	4,287
Adjustments to goodwill and identifiable intangibles	(b)	65,738	(1,185)
Adjustments to deferred tax balances	(c)	(3,106)	(1,106)
Total equity under AIFRS		945,265	849,783

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	Note	Year ended 30.6.2005 $'000
Profit after tax as previously reported under AGAAP		77,464
De-recognition of restructure provisions	(a)	(5,522)
Adjustments to goodwill and identifiable intangible amortisation	(b)	67,792
Adjustments to deferred tax balances	(c)	(535)
Share based payment expense	(d)	(3,969)
Movement in minority interest share of profit		123
Profit after tax under AIFRS		135,353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 13 Explanation of transition to Australian equivalents to International Financial Reporting Standards (AIFRS) (cont)

Notes to the reconciliations:

(a) Derecognition of restructure provisions

Under AASB3 provisions for restructuring costs existing at 1 July 2004 that arose as part of acquisition accounting where the acquiree had not, at the acquisition date, recognised an existing liability for restructuring, have been released to opening retained earnings as a transition adjustment.

(b) Adjustments to goodwill and identifiable intangibles

Sonic's AGAAP accounting policy was to amortise goodwill over 20 years and identifiable intangibles over 50 years. Under AIFRS goodwill and indefinite life intangibles are no longer amortised, but instead are subject to impairment testing.

Under the transitional arrangements of AASB 1 there is an option to apply AASB 3 *Business Combinations* prospectively from the transition date to AIFRS. Sonic has chosen this option rather than to restate all previous business combinations.

Under AASB 3 there is a requirement to bring to account all identifiable intangibles acquired in a business combination entered into since the date of transition to AIFRS that meet the recognition and measurement criteria set out in AASB 138 *Intangible Assets*.

Sonic acquired a majority interest in IPN in the prior financial period. In restating this acquisition under AIFRS an identifiable intangible not recognised under AGAAP has been recognised on acquisition and associated amortisation expense has arisen in the restated financial results.

The carrying value of goodwill has been reduced by the derecognition of restructure provisions created under AGAAP.

(c) Income tax

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The identified tax adjustments to Sonic's consolidated deferred tax balances that arose on transition to AIFRS included the recognition of deferred tax assets relating to deductible costs not previously recognised under AGAAP, and an increase in deferred tax liabilities relating to the requirement to recognise directly in the foreign currency translation reserve (FCTR) tax amounts attributable to amounts recognised directly in the FCTR.

(d) Share-based payment expense

Under AASB 2 *Share-Based Payment*, Sonic is required to recognise an expense for all share-based remuneration. Under AGAAP no expense was recognised for equity-based compensation.

Under the transitional exemptions of AASB 1 Sonic has elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002.

The share based remuneration expense in the profit and loss is offset via a credit against the share based payment reserve. Consequently there is no net change in consolidated equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2006

Note 13 Explanation of transition to Australian equivalents to International Financial Reporting Standards (AIFRS) (cont)

(e) Other changes not impacting equity or net profit

Foreign currency translation reserve: cumulative translation differences
Sonic has elected to apply the exemption in AASB 1 that permits the resetting of the FCTR to nil as at the date of transition. As such, on transition, the FCTR decreased by $7,318,000 with a corresponding increase in retained earnings.

Internally developed software
Internally developed software assets recognised under AGAAP as part of fixed assets are defined under AASB 138 as identifiable intangibles. These assets have been reclassified from fixed assets to intangible assets on transition to AIFRS with no effect on profit or equity.

Revenue disclosures in relation to the sale of non-current assets
Under AIFRS, the net gain or net loss recognised in relation to the sale of a non-current asset is reported as either income or expense. This is in contrast to the previous AGAAP treatment under which the gross proceeds from the sale were recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on profit of this difference is nil. However, the consolidated revenue from ordinary activities would have been $1,507,000 lower than as reported under AGAAP.

Asset revaluation reserve
On transition to AIFRS Sonic deemed the carrying value of all items of property, plant and equipment to be cost from the date of transition. The revaluation reserve of $982,000 in the opening balance sheet of the consolidated entity was written off against opening retained earnings as an AIFRS transition adjustment.

COMPLIANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used: NIL

This report, and the accounts upon which the report is based use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts which are in the process of being audited.

The entity has a formally constituted audit committee.

Signed: ....
(Company Secretary)

Date: 22 August 2006

Print name: PAUL ALEXANDER



Exhibit 8




SONIC
HEALTHCARE
LIMITED

MEDIA RELEASE – 22 AUGUST 2006

FINANCIAL RESULTS
FOR THE YEAR ENDED
30 JUNE 2006

1. Financial Result Highlights

		Increase on previous year
Revenue	$1,656.4M	20%
EBITA	$306.0M	21%
Net Profit	$172.0M	27%
Cashflow from operations	$247.2M	15%
EPS (diluted)	58.6¢	20%

2. Dividends

- Final Dividend 26¢, fully franked – total dividends for the year increased 14%.
- Record date – 5 September 2006.
- Payment date – 19 September 2006.

3. 2007 Guidance

- Revenue Growth including full year of CPL
  - Organic growth ~ 5%
  - Revenue growth including CPL ~ 9%
- Earnings Growth
  - EPS growth ~ 10%
- Revenue and earnings growth exclude acquisitions and possible DML-related impacts.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

4. Commentary on Results

Sonic Healthcare today reported a record net profit of $172 million for the year to 30 June 2006, an increase of 27% over the comparative period. The result was achieved on revenues of $1,656 million, 20% higher than the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "I am pleased to report that once again Sonic Healthcare has delivered record earnings, in line with the guidance we gave in August 2005. This is Sonic's eleventh consecutive year of double-digit earnings per share growth and I am confident that the quality of our people and infrastructure in both Australian and offshore markets will continue to drive strong growth into the future."

Sonic's Board has declared a fully-franked final dividend of 26 cents per share, making total dividends of 41 cents per share for the full year, a 14% increase over the previous year.

Dr Goldschmidt highlighted a number of specific achievements during the year:

- Strong results from Sonic's large Australian practices (Douglass Hanly Moir Pathology, Sullivan Nicolaides Pathology, Melbourne Pathology and Queensland X-Ray) and Sonic's offshore operations.

- Acquisition of an 82% interest in Clinical Pathology Laboratories (CPL), the largest privately owned pathology business in the United States and its integration into the Sonic group.

- Restructuring and expansion of Sonic's senior debt facility. The new $1 billion facility is more flexible, has a lower cost of funds and provides Sonic with significant "headroom" for expansion.

Dr Goldschmidt said that Sonic was poised for significant expansion in both North America and Europe and is currently progressing negotiations with a number of acquisition and outsourcing targets in these markets. The solid base, synergies and local market knowledge provided to Sonic by CPL, Schottdorf and TDL provided the ideal platform for further expansion in international markets."

He said: "Although we have experienced some pressure on costs and margins in our radiology division, we are confident that the innovative incentive structures we are currently putting in place, together with our networked digital imaging solutions, will ensure an improvement of performance in this division of Sonic."

Dr Goldschmidt added: "The key to Sonic's success is our unique model of personalised and medically-focused pathology and radiology service provision, within a federation structure. This strategy continues to attract potential new partners to Sonic and also encourages outstanding performance from Sonic's people in all entities. With this culture and framework, the opportunities for growth, particularly in the large markets of Europe and North America, are substantial. The enviable position that Sonic holds in the international diagnostics community is a tribute to our loyal and dedicated team of pathologists, radiologists, managers and staff, all of whom I wish to thank and congratulate for their contributions to date."

Dr Colin Goldschmidt
Managing Director
Sonic Healthcare Limited
Ph: (02) 9855 5333
Fax: (02) 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4E Preliminary Final Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 22 August 2006 (www.sonichealthcare.com.au).

Exhibit 9



-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares; and Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,750 Ordinary Shares; and 1,540,000 Ordinary Shares to be issued on the exercise of Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price of Options is $7.50 50% will vest from 24 months up to 36 months after the date of grant; 100% will vest from 36 months after the date of grant until the expiry date; Expiry date is 60 months after the date of grant

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	Nil cash, as per Executive Incentive Plan approved by shareholders at the 2004 Annual General Meeting
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Third tranche of options granted and shares issued to Sonic's Managing Director and Finance Director pursuant to shareholder approval received at the 2004 Annual General Meeting
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 AUGUST 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	295,261,095	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		378,375	16.05.2007 @ $4.66
		170,000	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		435,000	15.02.2008 @ $6.30
		165,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		370,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☑ Cheque attached – UPON RECEIPT OF TAX INVOICE

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 22 AUGUST 2006
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.



Exhibit 10


SONIC
HEALTHCARE

Financial and Operational Review

Year to 30 June 2006

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

22 August 2006

2006 Highlights

- Sonic delivers record earnings result
- Sonic full-year guidance achieved
- Net profit up 27%
- Earnings per share up 20%
- Full-year dividend up 14%
- Australian Pathology performing strongly
- Northern hemisphere entities tracking well
- Result held back slightly by Imaging and NZ Pathology
- Sonic progressing negotiations with several acquisition targets in Europe and North America
- Strong growth set to continue


SONIC
HEALTHCARE

2006 Financial Highlights

	Growth 2006 vs 2005
Revenue	20%
EBITA	21%
NPAT	27%
Operating Cashflow	15%
EPS	20%
Dividend (full-year)	14%


SONIC
HEALTHCARE

2006 Guidance Delivered

Full Year 2006	Sonic Guidance $M	Actuals $M
Revenue	1,600 - 1,670	1,656
EBITA	300 - 320	306


SONIC
HEALTHCARE

Revenue 2006

	2006 ($M)	2005 ($M)	Growth (%)
Total Revenue	1,656	1,381	20%

- CPL acquisition in October 2005 had positive impact on revenue growth
- Organic revenue growth (excluding CPL) ~7%
- Australian pathology revenue growth 8.6%
  - Strong revenue growth Melbourne Pathology, Douglass Hanly Moir, Sullivan Nicolaides
- Imaging (Australia and New Zealand) revenue growth 7.0%
- Off-shore laboratory revenue growth
  - TDL (UK) revenue growth over 10%
  - New Zealand pathology reported lower growth rates


SONIC
HEALTHCARE

Annual Revenue



$M
1,800
1,600
1,400
1,200
1,000
800
600
400

	2001	2002	2003	2004	2005	2006
Revenue ($M)	628	860	975	1,037	1,381	1,656



SONIC
HEALTHCARE

Revenue Growth 2007

- Revenue growth will be enhanced by
  - Full year of CPL (acquisition in October 2005)
  - Possible acquisitions in Europe and N. America though FY '07
- Australian pathology and radiology
  - Anticipated organic growth ~5%
- New Zealand pathology
  - Growth rates are low
  - Impact of potential loss of DML only from FY 2008
  - Medlab South (Christchurch) – no tenders, status quo situation
  - Sonic is preferred provider in Nelson-Marlborough (new revenue)
  - Valley Diagnostic (Lower Hutt) will JV and merge with lab in Wellington
- Sonic labs in UK, Germany, USA
  - Anticipated organic growth ~5%
- IPN (Independent Practitioner Network)
  - Anticipated strong growth in FY 2007


SONIC
HEALTHCARE

Earnings Growth

	FY 2006	FY 2005	Movement %
EBITA ($M)	306.0	253.0	21%
NPAT ($M)	172.0	135.4	27%
EPS (cents)	58.6	48.9	20%
Cash Generation ($M)	247.2	214.1	15%

NOTE: All comparatives have been adjusted to conform with AIFRS, as required


SONIC
HEALTHCARE

Earnings per Share



60.0
50.0
40.0
30.0
20.0
10.0
0.0
Cents per share

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Core EPS (cents)	8.0	9.5	11.8	16.7	21.7	27.5	33.3	37.8	43.4	48.9	58.6

SONIC HEALTHCARE

EPS Growth



50%
40%
30%
20%
10%
0%
14%
19%
24%
42%
30%
27%
21%
14%
15%
21%
20%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

SONIC HEALTHCARE

Earnings Margins

	FY 2006	FY 2005
EBITA Margin	18.5%	18.3%

- Australian pathology EBITA margin growth of 60 basis points
- Global pathology EBITA margin growth, excluding CPL, of 50 basis points
- Adverse impacts on Sonic margins in '06 year
  - Radiology margins impacted by wage pressures
  - New Zealand pathology margins impacted by low revenue growth
  - Lower margin acquisitions – IPN, CPL


SONIC
HEALTHCARE

2007 Guidance

- Revenue growth
  - Organic growth ~5%
  - Revenue growth including CPL ~9%
- Earnings growth
  - Earnings per share growth ~10%

Guidance excludes acquisitions and possible DML outcomes



SONIC
HEALTHCARE

Final Dividend

	2006	2005	Change
Interim Dividend	$0.15	$0.13	15%
Final Dividend	$0.26	$0.23	13%
Full Year Dividend	$0.41	$0.36	14%

- Dividend fully franked at 30%
- Record Date 5 September 2006
- Payment Date 19 September 2006
- Dividend Reinvestment Plan remains suspended


SONIC
HEALTHCARE

Balance Sheet Summary

		30.6.06	30.6.05
Receivables (current)	$M	188.4	146.1
Intangibles (net)	$M	1,690.2	1,271.6
Total Interest-bearing Debt	$M	810.7	656.6
Equity	$M	1,302.3	945.3
Gearing (Net IB Debt / Equity)	%	57	66
Net Interest-bearing debt / EBITDA	X	2.06	2.07
Interest Cover (EBITDA / Net Interest)	X	8.91	7.26

Undrawn senior debt facilities ~$ 295 million


SONIC
HEALTHCARE

Australian Pathology

- Revenue growth of Australian pathology division strong
- Market share gains in NSW and Victoria
- Outperformance by large Australian labs
  - Douglass Hanly Moir Pathology (NSW)
  - Sullivan Nicolaides Pathology (Queensland)
  - Melbourne Pathology (Victoria)
- Sonic Australian pathology delivers margin expansion of 60 basis points
  - Information sharing and synergy capture
  - Strong pathologist and management team, committed to success
- Apollo LIS - Sonic's proprietary Laboratory Information System
  - Implementation successful at Clinipath (Western Australia) in 2006
  - Douglass Hanly Moir Pathology (in progress) and Clinpath (South Australia) to follow
  - All Sonic Australian labs will be using Apollo system by end of calendar 2007
  - Benefits of single Sonic LIS include increased efficiencies and centralisation

New Sonic "Superlab"
Sydney, Australia

- Building works well underway and ahead of schedule
- Project tracking to budget
- Completion in second half of calendar 2007
- 17,000 square metres of lab and office space
- State-of-the-art design and workflows
- Designed for high volume and high efficiency
- Will enable growth and further centralisation of testing


SONIC
HEALTHCARE

Sonic Imaging

- Radiology division revenue growth at market growth level
- Queensland X-Ray continues to outperform
- Margins impacted negatively by wage pressures
  - World-wide shortage of radiologists and technicians
  - "Head-hunting"
  - Renegotiation of employment contracts
- Apollo RIS – Sonic's proprietary Radiology Information System
  - Roll-out almost completed in Australian practices
  - Facilitating change in operations and driving efficiencies
  - In-house development by Sonic IT – 6 version updates thus far


SONIC
HEALTHCARE

Sonic Imaging Revenues


Australian Imaging 17%
New Zealand Imaging 1%
Rest of Sonic (non-Imaging revenue) 82%


SONIC
HEALTHCARE

Sonic Imaging - Future

- Demand for radiology services increasing – CT and MRI
- Solutions to wage pressure issues
  - Sonic has an outstanding team of Radiologists and radiology technicians
  - Novel incentive-based productivity model in process
  - New model will drive revenue growth, improve efficiency and enhance fulfilment
- Networked digital solutions
  - Transition to filmless, paperless radiology environment well underway
  - Web-based Sonic Apollo RIS a key to change
  - Teleradiology, PACS, Electronic Results' Transfer - all foster greater efficiency


SONIC
HEALTHCARE

Medicare Funding Agreements
Australian Pathology and Radiology

- Expenditure on pathology and radiology (other than MRI) have exceeded the reimbursement "cap"
- Additional funding justified where increased outlays are due to changes in government policy
- Fee negotiations (pathology and radiology) completed - in strict confidence
- Government, industry bodies and Royal Colleges have agreed a position to present to Minister
- No rationale for fee reductions, expectant of positive outcome
- Decision expected soon


SONIC
HEALTHCARE

IPN

- Strong financial result for FY '06
- Operational rejuvenation
  - Dr Malcolm Parmenter, CEO – energy and great vision for IPN
  - GP numbers growing in existing centres
  - Increasing GP approval of IPN model
- Solid future growth expected
  - Focus on filling existing centres
  - New centres
  - Financial resources in place to fund growth
- Potential for increased referral stream to Sonic labs


SONIC
HEALTHCARE

New Zealand Laboratory Industry

- New Zealand healthcare is provided and funded by 21 District Health Boards
  - North Island – 15 DHBs
  - South Island – 6 DHBs
- DHB structure
  - Board of ~12 members
  - CEO and executive management team
  - 3 statutory committees
- Population covered by individual DHBs range from 31,000 to 490,000
- DHB budgets range from NZ$48 million to NZ$870 million per annum
- Competitive tendering for community laboratory contracts
  - Community pathology operates under contracts with DHBs
  - All community pathology funded by DHBs (government)
  - Until the present, contracts were renegotiated at term dates
  - Competitive tendering a recent DHB initiative
- Government contracts for laboratory services unique to New Zealand
  - No government-controlled contracts in other Sonic global markets
  - DML experience cannot occur in other Sonic markets


SONIC
HEALTHCARE

Sonic's New Zealand Labs

- Sonic operates 4 laboratories in New Zealand
  - Diagnostic Medlab (DML) – Auckland
  - Medlab Central – Palmerston North / Hawke's Bay
  - Valley Diagnostic – Lower Hutt / Wellington
  - Medlab South – Christchurch / South Island
- Contract / tender updates
  - Diagnostic Medlab – Contract awarded to Labtests Auckland (from 1 July 2007)
  - Medlab Central – Contract tenders in progress
  - Valley Diagnostic – Won tender in combination with Medlab Wellington. Labs will merge.
  - Medlab South ---- Christchurch - DHBs decision to maintain status quo. No tender process.
    ---- Southland Otago (far South Island) – contract awarded to NZDG
    ---- Nelson-Marlborough – Sonic provisional contract winner (new revenue)
  - Other non-Sonic contracts may be tendered and Sonic will compete for new revenue


SONIC
HEALTHCARE

Sonic NZ Revenue


New Zealand Pathology 7%
Rest of Sonic 93%


DML 4%
Rest of Sonic 93%


SONIC HEALTHCARE

DML
Auckland Community Laboratory Contract

- DML – A world-class pathology company
  - Has been in operation for 70 years
  - Employs ~750 staff
  - Processes ~10,000 patients per day (~32,000 tests per day)
  - Represents ~A$12 million (~4%) of Sonic's EBITA
  - One of Sonic's most efficient laboratory operations
  - Operates out of Sonic-owned, modern lab building in Ellerslie, Auckland
- DML's tender proposal
  - Sonic and DML worked intensively for months on bid
  - Offered savings of ~NZ$4 million per annum over current spend
- Labtests Auckland
  - A newly established company
  - Owned 76.7% by Healthscope/Gribbles, 16.7% by Dr Tony Bierre, 6.6% by Lee Mathias
  - Dr Bierre (CEO of Labtests) was a Board Member of the Auckland DHB which awarded the contract to Labtests
  - Labtests' winning bid is priced below DML's costs!
  - Labtests do not have any operations or infrastructure in Auckland
  - Labtests do not have pathologists, scientists, other staff


SONIC
HEALTHCARE

DML Contract
Sonic Healthcare Position

- Contract decision is wrong and based on flawed process
- Risk to Auckland community health
  - Sonic's Auckland lab is not for sale or lease
  - High-volume start-up laboratory operation never attempted before, anywhere in the world
  - High-volume labs are functional via incremental growth and adaptation over a long period of time
  - Serious risk to service in attempting to process 10,000 patients per day from standing start
  - Healthscope/Gribbles have represented experience with large, green fields lab operations – false
  - Gribbles' largest lab (Melbourne) handles ~5,000 patients per day
- Conflict of interest – Dr Bierre and Auckland DHBs
  - DHBs have awarded NZ$560 million contract to company (Labtests) in which its own Board Member (Bierre) holds a 17% financial interest
  - Bierre actively participated in tender structuring
  - Bierre took "leave of absence" - but did not resign - from DHB in February 2006
- Cessation of DML operations
  - New Zealand's leading community laboratory will cease to exist after 70 years of operation
  - 750 staff will no longer be able to work for DML
  - DML Pathologists, scientists, other staff do not wish to work for Labtests


SONIC
HEALTHCARE

DML Contract
The Reaction

- Overwhelming opposition to contract decision
- Auckland public
  - 75,000 have already signed petition opposing the decision
  - Letters to press, DHBs, politicians
  - 5,000 participated in march and rally against DHB decision (Saturday 19 August)
- Auckland doctors
  - 95% of Auckland's GPs (484/508 practices) oppose contract decision and support DML
  - Letters to press, DHBs, politicians
  - GPs warn of danger to patient care associated with contract transition
- Pathologists
  - DML pathologists have published strong protest letter – to press, politicians, doctors, DHBs
  - Public hospital pathologists have published letter strongly opposed to decision
- DML Staff
  - Outraged at decision, committed to DML, do not wish to work for Labtests
- Litigation
  - DML has launched legal action (Judicial Review) to determine probity and process of decision
  - Hearing set down for November 2006
- Sonic and DML will fight to overturn a bad decision
  - A watershed moment in NZ health care


SONIC
HEALTHCARE

Off-shore Pathology

- TDL – The Doctors Laboratory (U.K.)
  - Strong revenue and EBITA growth in FY 2006
  - Margin expansion due to enhanced operational performance
  - TDL-UCLH partnership progressing well
  - Growth anticipated to continue
- Schottdorf Group (Germany)
  - Solid performance through '06 year
  - Growth in FY '06 affected by doctors' strikes, World Cup
  - Processing substantial referrals from TDL
- CPL (USA)
  - Sonic acquired 82% of CPL on 1 October 2005
  - Sonic-CPL integration excellent, active interchange of information
  - Volume/Revenue growth in line with US market
  - CPL performance in line with budget
  - CPL has signed binding agreement with ~A$10 million revenue acquisition target
  - CPL/Sonic progressing negotiations with several other US acquisition targets
- Off-shore Acquisitions
  - Sonic pursuing suitable opportunities in Europe and North America
  - In advanced discussions with several targets


SONIC
HEALTHCARE

UK Pathology – NHS Outsourcing

- Public Private Partnership with UCLH operating well
  - Improved efficiencies
  - A showcase for other NHS opportunities
- Lord Carter report on NHS outsourcing
  - Recommends change to current system
  - Encourages private sector involvement
  - Proposes pilot schemes
- Outsourcing projects are available
  - Initiated by management of NHS Trust hospitals
  - Sonic/TDL well placed to lead this market opportunity
  - Currently in discussion with potential partners


SONIC
HEALTHCARE

Future Growth

- Core laboratory business remains Sonic's "engine room" for growth
- Focus on revenue growth, margin expansion and EPS growth
- Sonic's growth will be fuelled by ongoing organic growth and off-shore acquisitions


SONIC
HEALTHCARE



SONIC
HEALTHCARE
"We take it personally"

Thank You



Exhibit 11

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Sonic Healthcare Limited
ABN 24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	4 APRIL 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Evinlow Pty Ltd
Date of change	22 August 2006
No. of securities held prior to change	Direct 96,500 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,080,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Evinlow Pty Ltd; 900,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Class	Fully paid ordinary shares in Sonic Healthcare Limited.

Number acquired	10,750 Fully paid ordinary shares in Sonic Healthcare Limited. Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 540,000 options exercisable at $7.50 each.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL (as per shareholder resolution at 2004 AGM)
No. of securities held after change	Direct 107,250 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,620,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Evinlow Pty Ltd; 900,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Third tranche of securities issued under Executive Incentive Scheme as approved by shareholders at the 2004 AGM

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Exhibit 12

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Sonic Healthcare Limited
ABN 24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	4 APRIL 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds fully paid ordinary shares in Sonic Healthcare Limited.
Date of change	22 August 2006
No. of securities held prior to change	Direct 40,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 2,000,000 options exercisable at $7.50 each. Indirect 1,800,000 Sonic Healthcare Limited fully paid ordinary shares.
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	20,000 Fully paid ordinary shares in Sonic Healthcare Limited. Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued

	under the Executive Incentive Scheme: • 1,000,000 options exercisable at $7.50 each.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL (as per shareholder resolution at 2004 AGM)
No. of securities held after change	Direct 60,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 3,000,000 options exercisable at $7.50 each. Indirect 1,800,000 Sonic Healthcare Limited fully paid ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Third tranche of securities issued under Executive Incentive Scheme as approved by shareholders at the 2004 AGM

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

+ See chapter 19 for defined terms.

Interest after change	

Exhibit 13

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONIC HEALTHCARE LIMITED
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP JAMES DUBOIS
Date of last notice	7 JULY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	110,000 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,000 ordinary shares are held beneficially by Farnbrook Pty Ltd.
Date of change	8 DECEMBER 2005
No. of securities held prior to change	123,652 ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	357 Ordinary shares, fully paid
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,994.43

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 3,652 Ordinary shares, fully paid. Indirect 110,357 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,000 ordinary shares are held beneficially by Farnbrook Pty Ltd.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares pursuant to Sonic Shareholder Purchase Plan (November 2005).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Exhibit 14

-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	18,500 @$4.66 3,000 @$6.30 40,000 @$7.57
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 SEPTEMBER 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	295,322,595	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
374,875	16.05.2007 @ $4.66
155,000	16.05.2007 @ $4.66
60,000	07.02.2008 @ $6.01
432,000	15.02.2008 @ $6.30
125,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
370,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 5 SEPTEMBER 2006
(~~Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 15

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONIC HEALTHCARE LIMITED
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP JAMES DUBOIS
Date of last notice	25 AUGUST 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	110,357 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,000 ordinary shares are held beneficially by Farnbrook Pty Ltd.
Date of change	8 DECEMBER 2005
No. of securities held prior to change	124,009 ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	714 Ordinary shares, fully paid
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,988.86

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 4,009 Ordinary shares, fully paid. Indirect 110,357 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,357 ordinary shares are held beneficially by Farnbrook Pty Ltd.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares pursuant to Sonic Shareholder Purchase Plan (November 2005).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Exhibit 16

Sonic Healthcare Limited

ABN 24 004 196 909

Annual report – 30 June 2006


RECEIVED
2007 OCT 30 A 9:17

Contents

Corporate directory

Directors	Mr B.S. Patterson	*Chairman*
	Dr C.S. Goldschmidt	*Managing Director*
	Mr C.D. Wilks	*Finance Director*
	Mr R.P. Campbell	
	Dr P.J. Dubois	
	Mr C.J. Jackson	
	Mr L.J. Panaccio	
	Dr H.F. Scotton	
Company secretary	Mr P.J. Alexander	

Principal registered office in Australia

95-99 Epping Road, Macquarie Park,
New South Wales, 2113, Australia.

Ph:	61 2 9855 5444
Fax:	61 2 9878 5066
Website:	www.sonichealthcare.com.au

Share registry

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street, Adelaide,
South Australia, 5000, Australia.

Ph:	1300 556 161	(Within Australia)
Ph:	61 3 9415 4000	(Outside Australia)
Fax:	61 8 8236 2305	
Website:	www.computershare.com	

Auditor

PricewaterhouseCoopers

Solicitors

Allens Arthur Robinson
Baker McKenzie

Bankers

Australia and New Zealand Banking Group Limited
Citibank, N.A.
Commonwealth Bank of Australia
National Australia Bank Limited
The Royal Bank of Scotland plc
Westpac Banking Corporation
Dresdner Bank AG

Stock exchange listings

Sonic Healthcare Limited (SHL) shares are listed on the Australian Stock Exchange.

Directors' report

Your directors present their report on the consolidated entity consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors

The following persons were directors of Sonic Healthcare Limited during the whole of the financial year and up to the date of this report:

Mr B.S. Patterson	*Chairman*
Dr C.S. Goldschmidt	*Managing Director*
Mr C.D. Wilks	*Finance Director*
Mr R.P. Campbell	
Dr P.J. Dubois	
Mr C.J. Jackson	
Dr H.F. Scotton	
Mr L.J. Panaccio	

Principal activities

During the year the principal continuing activities of the consolidated entity consisted of the provision of medical diagnostic services and the provision of administrative services and facilities to medical practitioners.

Dividends

Details of dividends in respect of the current year and previous financial year are as follows:

	2006	2005
	$'000	$'000
Interim dividend paid	**44,172**	35,665
Final dividend paid	**76,784**	63,367
Total dividend for the year	**120,956**	99,032

On 21 August 2006, the Board declared a final dividend in respect of the year ended 30 June 2006 of 26 cents per ordinary share, 100% franked (at 30%) to be paid on 19 September 2006 with a record date of 5 September 2006. An interim dividend of 15 cents per ordinary share 100% franked (at 30%) was paid on 20 March 2006.

A final dividend of 23 cents per ordinary share was paid on 19 September 2005 in respect of the year ended 30 June 2005, out of profits of that year as recommended by the directors in last year's Directors' report. The interim dividend in respect of the year ended 30 June 2005 was 13 cents per ordinary share, paid on 17 March 2005.

The company's dividend reinvestment plan (DRP) was suspended in respect of the 2005 and 2006 interim and final dividends and remains so until further notice.

Review of operations

A summary of consolidated revenue and earnings is set out below:

	2006 $'000	2005 $'000	Movement %
Total Revenue	**1,656,367**	1,380,905	19.9%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**360,307**	301,189	19.6%
Depreciation and lease amortisation	**(54,274)**	(48,184)	12.6%
Earnings before interest, tax and intangibles amortisation (EBITA)	**306,033**	253,005	21.0%
Amortisation of intangibles	**(1,823)**	(1,708)	6.7%
Net interest expense	**(40,435)**	(41,490)	(2.5)%
Income tax attributable to operating profit	**(77,960)**	(62,633)	24.5%
Net (profit) attributable to minority interests	**(13,786)**	(11,821)	16.6%
Net profit attributable to shareholders of Sonic Healthcare Limited	**172,029**	135,353	27.1%

Note that all comparatives in this report have been restated (where applicable) as a result of the application of the Australian equivalents to International Financial Reporting Standards (AIFRS).

(a) Revenue

Revenue for the year increased by 19.9% from the prior year reflecting the following factors:

- Strong organic (excluding acquisitions) growth of around 7%.
- The acquisition of Clinical Pathology Laboratories, Inc. (CPL) from 1 October 2005.
- A full year of the businesses acquired during the 2005 year, including Independent Practitioner Network Limited (IPN) (August 2004), Accord Pathology (November 2004) and the acquisition by IPN of Endeavour Healthcare's medical centres (November 2004).

(b) Profit

The net profit (after minority interests) of the consolidated entity for the year was $172,029,000 (2005: $135,353,000), after deducting income tax expense of $77,960,000 (2005: $62,633,000). Diluted earnings per share increased 19.8% from 48.9 cents to 58.6 cents.

Operating margin:

	2006	2005
EBITA as a % of Revenue	**18.5%**	18.3%

Margin expansion was strong in the Pathology division due to revenue growth, extraction of synergies and efficiency improvements. Margin expansion has been mitigated by the acquisition of CPL (acquired 1 October 2005) and by a full 12 months of IPN (acquired 26 August 2004). Both of these entities reported lower margins than the average of Sonic's other businesses. Sonic's Australian Pathology operations increased margins by 60 bps in the year. The Radiology division experienced margin decline in the period, mainly due to wage pressures. Strategies to address the wage pressures are underway.

Review of operations (continued)

The results for the year were within the revenue and EBITA guidance ranges provided by Sonic in August 2005. 2006 was Sonic's eleventh successive year of double-digit core earnings per share growth.

Net interest expense decreased 2.5% on the prior year (despite increased debt as a result of the CPL acquisition) due to lower margins on Sonic's senior debt facility, which was refinanced during the year, and a change in the mix of currencies borrowed after the acquisition of CPL (funded in USD) and subsequent capital raisings (in AUD). Appropriate interest rate hedging arrangements are in place.

Tax expense has increased 24.5% on the prior year reflecting growth in earnings.

Significant changes in the state of affairs

Significant changes in the state of affairs of the consolidated entity during the course of the financial year included the following:

- The acquisition of an ~82% interest in CPL, the largest privately owned pathology business in the United States, and its integration into the Sonic group. CPL's results have been consolidated into Sonic from 1 October 2005.

- The successful raising of over $250m of equity comprising a combination of an institutional placement and a Shareholder Purchase Plan. The proceeds of both were used to retire debt associated with the CPL acquisition.

- Sonic completed a restructuring and expansion of its senior debt facility, leading to the establishment of a $1 billion facility which is more flexible, has a lower cost of funds and which provides Sonic with significant "head room" for expansion.

Matters subsequent to the end of the financial year

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years, other than as follows:

- On 21 August 2006 Sonic's directors declared a final dividend for 2006 of 26 cents per ordinary share which was paid on 19 September 2006. Sonic's dividend reinvestment plan remained suspended for this dividend and until further notice.

Likely developments and expected results of operations

Sonic's main focus during the 2007 and future financial years will be to continue to grow shareholder value through both acquisitions and organic growth, and by extracting efficiencies from its existing businesses.

Sonic is poised for significant expansion both in North America and Europe and is currently progressing negotiations with a number of acquisition and outsourcing targets in these markets. The solid base, synergies and local market knowledge provided to Sonic by CPL (USA), Schottdorf (Germany) and TDL (UK) provide the ideal platform for further expansion in international markets.

On 22 August 2006 Sonic provided guidance ranges to the market in relation to the 2007 financial year as follows:

Organic revenue growth	~ 5% (~ 9% including full year effect of CPL)
EPS Growth	~ 10%

This guidance includes a full year contribution from CPL, but excludes any further acquisitions.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would prejudice Sonic's competitive position in the market place.

Information on directors

(a) Directors' profiles

Barry Patterson
Chairman
A.S.M.M., M.I.M.M., F.A.I.C.D.

Mr Patterson is an engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is considered to be an independent director and is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992). Mr Patterson was formerly a non-executive director of National 1 Limited from June 2003 to July 2004.

Dr Colin Goldschmidt
Managing Director
M.B., B.Ch., F.R.C.P.A., F.A.I.C.D.

Dr Goldschmidt became the Managing Director of Sonic Healthcare Limited and its subsidiaries in 1993, prior to which he was the Medical Director of Douglass Hanly Moir Pathology. He joined the company after completing his Australian Pathology Fellowship training in Sydney in 1986. Dr Goldschmidt is a member of the Risk Management Committee and the Nominations Committee. Dr Goldschmidt is currently a non-executive director of Silex Systems Limited (since 1992), a non-executive director of Independent Practitioner Network Limited (since August 2005), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Christopher Wilks
Finance Director
B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private merchant bank and has held positions on the boards of a number of public companies. Mr Wilks has been a director of Sonic since 1989. Mr Wilks is a member of the Risk Management Committee. Mr Wilks is currently a non-executive director of Independent Practitioner Network Limited (since August 2005), an executive director of Silex Systems Limited (since 1988), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Peter Campbell
F.C.A., F.T.I.A., F.A.I.C.D.

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is considered to be an independent director and is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996), and was formerly a non-executive director of SciGen Ltd from 1999 to February 2005.

Information on directors (continued)

Dr Philip Dubois
M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.

Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies including the Diagnostic Economic Committee and the Council of the Royal Australian and New Zealand College of Radiologists (RANZCR) and the Diagnostic Imaging Management Committee. He is currently Vice President of the Australian Diagnostic Imaging Association (ADIA), a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA), and member of the Nuclear Imaging Consultative Committee. Dr Dubois is a member of Sonic's Risk Management Committee. Dr Dubois is currently a non-executive director of Magnetica Limited (since December 2004).

Colin Jackson
O.A.M., F.C.P.A., F.C.A., F.T.I.A., F.A.I.C.D.

Mr Jackson is a senior Executive Director of Sonic Healthcare. He plays an active role at Sonic corporate level and, as Sonic Commercial Director, heads up Sonic's procurement department. As Treasurer of the Australian Association of Pathology Practices, he plays an active role representing Sonic at national industry level. Until recently, Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice). Mr Jackson's background is in professional accounting practice. He is a Fellow of the Australian Society of Certified Practising Accountants, the Taxation Institute of Australia and the Institute of Chartered Accountants in Australia. Mr Jackson was appointed as Chairman and non-executive Director of Independent Practitioner Network Limited in August 2004, and was a member of the IPN Audit Committee from August 2004 until June 2006.

Lou Panaccio
B.Ec, C.A., M.A.I.C.D.

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Chairman of CPW Group, a director of the Inner Eastern Community Health Service in Victoria, Executive Chairman of Health Networks Australia, and was formerly a non-executive director of Primelife Corporation Limited from 2001 until November 2005. Mr Panaccio was the Chief Executive Officer and an Executive Director of Melbourne Pathology for ten years to 2001. Mr Panaccio is considered to be an independent director and is a member of the Audit Committee.

Dr Hugh Scotton
M.B., B.S., F.R.A.N.Z.C.R., D.D.U., F.A.I.C.D.

Dr Scotton trained in radiology in Adelaide and Brisbane prior to entering private practice in the Hunter Valley in 1972. He was Chairman of Pacific Medical Imaging, incorporating radiology groups in the Hunter Valley, Sydney and Illawarra from 1999 until the acquisition of the group in 2001 by Sonic. Prior to the formation of Pacific Medical Imaging, Dr Scotton was Chairman of the Hunter Imaging Group, the largest imaging practice in the Hunter Valley. He currently retains that position.

(b) Company secretary

Paul Alexander
B.Ec, C.A., F.Fin.

Mr Alexander has been the Group Financial Controller of Sonic Healthcare Limited since 1997 and Sonic's Company Secretary since 2001. Prior to joining Sonic, Mr Alexander gained 10 years experience in professional accounting practice, mainly with Price Waterhouse, and was also Financial Controller and Company Secretary of a subsidiary of a multinational company for two years. Mr Alexander is a non-executive director of IPN (since August 2005) and a member of the IPN Audit Committee (since June 2006).

Information on directors (continued)

(c) Directors' interests in shares and options as at 29 September 2006

Director's name	Class of shares	Number of shares	Interest	Options
B.S. Patterson	Ordinary	3,816,646	Beneficially	-
Dr C.S. Goldschmidt	Ordinary	60,000	Personally	3,000,000
		1,200,000	Beneficially	-
C.D. Wilks	Ordinary	107,250	Personally	1,620,000
		773,000	Beneficially	-
R.P. Campbell	Ordinary	-	-	-
Dr P.J. Dubois	Ordinary	4,009	Personally	-
		120,714	Beneficially	-
C.J. Jackson	Ordinary	490,590	Personally	-
L.J. Panaccio	Ordinary	-	-	-
Dr H.F. Scotton	Ordinary	180,634	Personally	-

Meetings of directors

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2006, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees							
			Audit		Remuneration		Risk Management		Nominations	
	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held
B.S. Patterson	8	13	4	4	2	2	-	-	2	2
Dr C.S. Goldschmidt	13	13	-	-	-	-	2	2	2	2
C.D. Wilks	13	13	-	-	-	-	2	2	-	-
R.P. Campbell	13	13	4	4	2	2	-	-	2	2
Dr P.J. Dubois	13	13	-	-	-	-	2	2	-	-
C.J. Jackson	12	13	-	-	-	-	-	-	-	-
L.J. Panaccio	12	13	4	4	-	-	-	-		
Dr H.F. Scotton	13	13	-	-	-	-	-	-	-	-

Insurance of officers

During the financial year, the company entered into agreements to indemnify all directors of the company that are named above and current and former directors of the company and its controlled entities against all liabilities to persons (other than the company or related entity) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving lack of good faith. The company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or related entity) incurred in their position as a director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage. The insurance policy does not allow disclosure of the nature of the liabilities insured against or the premium paid under the policy.

Information on directors (continued)

Environmental regulation
The consolidated entity is subject to environmental regulation in respect of the transport and disposal of medical waste. The consolidated entity contracts with reputable, licensed businesses to dispose of waste and there have been no investigations or claims during the financial year. The directors believe that the consolidated entity has complied with all environmental regulations.

Non-audit services
The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the consolidated entity are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are detailed in Note 37 – Remuneration of auditors.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001*. In the opinion of the directors none of the services provided undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 16.

Share options
Information on share options are detailed in Note 38 - Share based payments.

Rounding of amounts
The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Remuneration report
The directors of Sonic Healthcare Limited present the Remuneration Report for the year ended 30 June 2006 in accordance with section 300A of the Corporations Act.

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the consolidated entity's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the consolidated entity and thus align reward with the creation of value for shareholders.

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made solely at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration report (continued)

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of current market practice and non-executive director fees for entities of similar complexity, the Board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executive service contracts, the consolidated entity does not contract to provide retirement benefits to directors or executives.

Performance of the consolidated entity

Sonic Healthcare Limited's total shareholder return over the five year period to June 2006 was 108%. This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. This total shareholder return calculation incorporates the value of the SciGen equity issue to Sonic shareholders in November 2002. Earnings over the five year period were as follows:

	2002	2003	2004	2005	2006	Compound Average Annual Growth Rate*
Core earnings per share (cps)	29.4	35.7	41.0	50.4	60.4	19.7%
Net profit attributable to members ($'000)**	72,081	94,434	108,212	135,353	172,029	24.3%

* The compound average annual growth rate is calculated over the period shown.
** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

The total remuneration of the directors of Sonic Healthcare Limited and the five most highly remunerated executives of the consolidated entity was as follows:

	Consolidated		Parent entity	
	2006	2005*	2006	2005*
	$	$	$	$
Short term employee benefits	7,338,846	7,260,282	148,633	227,500
Post employment benefits	769,412	695,117	14,700	22,500
Share based payments	5,210,123	4,284,159	-	-
	13,318,381	12,239,558	163,333	250,000

* The directors and executives in the current period differ from those in the comparative period.

Remuneration report (continued)

Details of the nature and amount of each element of the emoluments of each director of Sonic Healthcare Limited and each of the five most highly remunerated executives of the consolidated entity are set out below.

(a) Non-executive directors of Sonic Healthcare Limited

Name	2006 Directors' fee $	2005 Directors' fee $
B.S. Patterson (Chairman)	55,000	50,000
R.P. Campbell	55,000	50,000
L.J. Panaccio*	53,333	-

Superannuation contributions required by the Superannuation Guarantee Charge legislation are deducted from gross Directors' fees as appropriate.

*Appointment effective 30 June 2005.

(b) Executive directors of Sonic Healthcare Limited

12 months to 30 June 2006

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $
Dr C.S. Goldschmidt *Managing Director*	559,442	170,419	586,000	20,139
C.D. Wilks *Finance Director*	447,861	-	316,440	12,139
Dr P.J. Dubois *Director*	443,026	9,518	70,000	4,500
C.J. Jackson *Director*	459,614	4,803	-	22,754
Dr H.F. Scotton *Director*	304,418	-	-	105,072

* Other benefits include fringe benefits tax.

12 months to 30 June 2005

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $
Dr C.S. Goldschmidt *Managing Director*	584,890	145,525	526,000	19,585
C.D. Wilks *Finance Director*	448,415	-	284,040	11,585
Dr P.J. Dubois *Director*	375,018	1,830	-	4,500
C.J. Jackson *Director*	429,088	8,859	-	21,191
Dr H.F. Scotton *Director*	242,864	-	-	100,480

Remuneration report (continued)

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2006 were $210,561 and $3,172,978 respectively (2005: $249,601 and $2,339,825). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2006 were $113,176 and $1,713,408 respectively (2005: $134,160 and $1,263,505).

Cash bonuses, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 84% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2006 (2005: 81%), and 82% of C.D. Wilks' remuneration for the 12 months to 30 June 2006 (2005: 79%). Cash bonuses are a performance related component of Dr. P.J. Dubois' remuneration and made up 13% of his remuneration for the 12 months to 30 June 2006 (2005: 0%).

(c) Other executives of the consolidated entity

"Other executives" are the five most highly remunerated executives in the consolidated group who are involved with the management of the affairs of Sonic Healthcare Limited and/or its controlled entities.

12 months to 30 June 2006

Name	Salary & fees $	Other benefits $	Cash bonus $	Superannuation $
D. Byrne* *CEO* *The Doctors Laboratory*	445,951	65,155	345,423	128,066
Dr R. Prudo* *Executive Chairman* *The Doctors Laboratory*	242,626	65,402	173,233	437,438
Dr B. Schottdorf** *Executive Chairman* *The Schottdorf Group*	943,178	26,835	-	-
G. Schottdorf** *CEO* *The Schottdorf Group*	827,092	26,568	-	-
D. Schultz *** *President and COO* *Clinical Pathology Laboratories, Inc.*	329,996	6,838	320,374	24,605

* D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.

** Dr B. Schottdorf and G. Schottdorf are employed by the Schottdorf Group in Germany. They are remunerated in Euros.

*** D. Schultz is employed by CPL in the United States of America, and is remunerated in US dollars. The remuneration shown is for the period from 1 October 2005.

Remuneration report (continued)

12 months to 30 June 2005

Name	Salary & fees $	Other benefits $	Cash bonus $	Superannuation $
D. Byrne* *CEO* *The Doctors Laboratory*	423,514	66,111	123,305	122,308
Dr R. Prudo* *Executive Chairman* *The Doctors Laboratory*	251,541	79,428	88,779	396,814
Dr B. Schottdorf** *Executive Chairman* *The Schottdorf Group*	977,887	27,822	167,398	-
G. Schottdorf** *CEO* *The Schottdorf Group*	773,126	27,033	334,796	-
R.E. Shreeve**** *Managing Director* *Independent Practitioner Network Limited*	407,013	-	375,000	9,654

**** R.E. Shreeve resigned as Managing Director of IPN on 26 July 2005 and was appointed Chief Executive Officer of IPN on the same date. He resigned as Chief Executive Officer on 30 November 2005.

In addition to the remuneration disclosed above fully paid ordinary shares were issued to both Dr R. Prudo and D. Byrne under the terms of their service contracts during the 12 months to 30 June 2005. The market values of these shares at the time of grant to Dr. R. Prudo and D. Byrne were $100,118 and $129,366 respectively.

The relative proportions of conditional entitlements awarded to total remuneration for the 12 months to 30 June 2006 were; D. Byrne 35% (2005: 29%), Dr R. Prudo 19% (2005: 21%), Dr B. Schottdorf 0% (2005: 14%), G. Schottdorf 0% (2005: 29%), and D. Schultz 47%.

R.E. Shreeve was issued options over unissued ordinary IPN shares on 20 August 2002. The fair value of these options at the time of the grant has been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above the calculated value of IPN options allocated to the period to 30 June 2005 was $67,584. Options over unissued ordinary shares in IPN granted in August 2002 accounted for 8% of R.E. Shreeve's remuneration in the 12 months to 30 June 2005. No options were issued to or exercised by R.E. Shreeve during the current or prior financial year. All options held by R.E. Shreeve were forfeited upon his resignation from IPN on 30 November 2005.

Remuneration report (continued)

(d) Service agreements

None of the directors of Sonic Healthcare Limited have a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which are to run for 5 consecutive years until 30 June 2008, are set out below:

Dr C.S. Goldschmidt
- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:
- Cash bonus, payable half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:
- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share are at least 10% higher than the previous year. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

C.D. Wilks
- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:
- Cash bonus, payable half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:
- Issue of 540,000 options per annum exercisable at $7.50 if core earnings per share are at least 10% higher than the previous year. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

During the financial year 20,000 fully paid up ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks, under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2005 financial year.

Since the end of the financial year, but prior to the date of this report, identical issues of fully paid up ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2006 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is 61,500 shares and 3,080,000 options.

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 67% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2006. Options issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2006 had an aggregate value of $3,939,610.

Remuneration report (continued)

(d) Service agreements (continued)

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 66% of C.D. Wilks' remuneration for the 12 months to 30 June 2006. Options issued to C.D. Wilks during the 12 months to 30 June 2006 had an aggregate value of $2,127,390. 200,000 options issued in April 2000 were exercised during the financial year. The value at exercise date of these options (being the difference between the market price and the exercise price) was $2,044,000. The total value of options issued in the financial year and the value of options issued in prior years exercised in this financial year is $4,171,390.

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using appropriate pricing models that take into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

Service agreements for other executives are detailed below.

D. Byrne
Following the acquisition of TDL in April 2002, a 5 year service contract was established with the following key terms:
- Initial base salary of £150,000 per annum, plus superannuation and other benefits to be reviewed annually on 1 September each year.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL.
- Issue of £50,000 of fully paid ordinary Sonic shares following the award of a revenue contract or completion of an acquisition by TDL deemed to be of strategic significance.
- Twelve month notice period by either party.

Dr R. Prudo
Following the acquisition of TDL, a 5 year service contract was established with the following key terms:
- Initial base salary of £165,000 per annum, plus superannuation and other benefits to be reviewed annually on 1 September each year.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL.
- Issue of £50,000 of fully paid ordinary Sonic shares following the award of a revenue contract or completion of an acquisition by TDL deemed to be of strategic significance.
- Twelve month notice period by either party.

Dr B. Schottdorf
Following the acquisition of The Schottdorf Group in June 2004, a rolling service contract was established with the following key terms:
- Base salary of €579,000.
- Cash bonus arrangement (capped at €165,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

G. Schottdorf
Following the acquisition of The Schottdorf Group, a rolling service contract was established with the following key terms:
- Base salary of €508,000.
- Cash bonus arrangement (capped at €330,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

Remuneration report (continued)

(d) Service agreements (continued)

D. Schultz
No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:

- Base salary of US$325,000
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of CPL.

Under Sonic's strategy for investment in new offshore markets, Sonic seeks to acquire a majority stake but leaves local management with an ownership interest. Dr B. Schottdorf and G. Schottdorf own 44.1% of the Schottdorf business, and D. Schultz is one of the ~18% minority owners of CPL. These executives are therefore incentivised to create value in their businesses via personal ownership. As part of the acquisition consideration for the Schottdorf business, Dr B. Schottdorf and G. Schottdorf were issued 3,000,000 options over Sonic shares which further align their interests with those of Sonic's shareholders.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
29 September 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
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Auditors' Independence Declaration

As lead auditor for the audit of Sonic Healthcare Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

B K Hunter

Partner
PricewaterhouseCoopers

Sydney
29 September 2006

Corporate governance statement

The board of Sonic Healthcare continues to place great importance on the governance of the company, which it believes is vital to its well being and success. There are two elements to the governance of companies: performance and conformance. Both are important but it is critical that focus on conformance does not detract from the principal function of a business, which is to undertake prudent activities to:

- generate rewards for shareholders who invest their capital,
- provide services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes positively to the community.

In this framework it is crucial that shareholders have clear visibility of the actions of the company and that they can rely on reported financial information. The Sonic board has committed itself to provide relevant, accurate information to shareholders on a timely basis and has adopted policies and procedures designed to ensure that the group's financial reports are true and fair, meet high standards of disclosure integrity and provide all material information necessary to understand the group's financial performance.

Sonic's board and management are committed to governance which recognises that all aspects of the group's operations are conducted ethically, responsibly and with the highest standards of integrity. The board has adopted practices and policies designed to achieve these aims. In March 2003, the ASX Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations (Recommendations). Sonic supports the Recommendations in advancing good corporate governance. Sonic's board has reviewed Sonic's compliance with the Recommendations, and in areas where Sonic's existing practices and policies were not in accordance with the Recommendations, Sonic has implemented change in a prudent manner. Sonic's website (www.sonichealthcare.com.au) includes a Corporate Governance section which sets out the information required by the Recommendations plus other relevant information, including copies of all Policies, Charters and Codes referred to herein.

Sonic's Code of Ethics (discussed below) and Core Values set out the fundamental principles that govern the way that all Sonic people conduct themselves. Sonic's Core Values apply equally to every employee of Sonic and were formulated with significant input from Sonic's staff. They have been embraced throughout the group. Sonic's Core Values are:

- Commit to Service Excellence
  To willingly serve all those with whom we deal with unsurpassed excellence.

- Treat each other with Respect & Honesty
  To grow a workplace where trust, team spirit and equity are an integral part of everything we do.

- Demonstrate Responsibility & Accountability
  To set an example, to take ownership of each situation to the best of our ability and to seek help when needed.

- Be Enthusiastic about Continuous Improvement
  To never be complacent, to recognise limitations and opportunities for ourselves and processes and to learn through these.

- Maintain Confidentiality
  With regard to patient records and all information pertaining to patients as well as other professional and commercial issues.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place throughout the year.

1. Board of directors

(a) Role of the board

The board of directors is accountable to shareholders for the performance of the parent entity and the consolidated group and is responsible for the corporate governance practices of the group.

The board's principal objective is to maintain and increase shareholder value while ensuring that the group's overall activities are properly managed.

Sonic's corporate governance practices provide the structure which enables the board's principal objective to be achieved, whilst ensuring that the business and affairs of the group are conducted ethically and in accordance with the law.

The board's overall responsibilities include:

- providing strategic direction and approving corporate strategies;
- monitoring management and financial performance and reporting;
- monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms, and
- ensuring the business is conducted ethically and transparently.

The board delegates responsibility for day-to-day management of the business to the Managing Director and senior executives. The Managing Director also oversees the implementation of strategies approved by the board. The board uses a number of committees to support it in matters that require more intensive review and involvement. Details of the board committees are provided below.

As part of its commitment to good corporate governance, the board regularly reviews the practices and standards governing the board's composition, independence and effectiveness, the accountability and compensation of directors (and senior executives) and the board's responsibility for the stewardship of the group.

The role and responsibilities of the board, the functions reserved to the board and those delegated to management have been formalised in the Sonic Board Charter.

(b) Composition of the board

The directors of the company in office at the date of this statement are:

Name	*Age*	*Term of office (Years)*	*Position*	*Expertise*	*Committees*
Mr Barry Patterson	65	13	Chairman Non-Executive, independent Director	Company Management	Chairman of Remuneration and Nominations Committees, member of Audit Committee
Dr Colin Goldschmidt	52	13	Managing Director	Healthcare Industry and Company Management	Chairman of Risk Management Committee, member of Nominations Committee
Mr Chris Wilks	48	16	Finance Director	Finance, Accounting, Banking, Secretarial and Company Management	Member of Risk Management Committee
Mr Peter Campbell	61	13	Non-Executive, independent Director	Finance and Accounting, Computing and Company Management	Chairman of Audit Committee, member of Remuneration and Nominations Committees
Dr Philip Dubois	60	5	Executive Director	Radiology Industry and Company Management	Member of Risk Management Committee
Mr Colin Jackson	58	6	Executive Director	Finance, Pathology Industry and Company Management	
Mr Lou Panaccio	49	1	Non-Executive, independent Director	Finance, Pathology Industry and Company Management	Member of Audit Committee
Dr Hugh Scotton	64	5	Executive Director	Radiology Industry and Company Management	

The composition of Sonic's board is consistent with the principle of medical management and leadership which has been a core strategy of Sonic's since 1992. Sonic's Managing Director is a qualified pathologist, and the board also includes two radiologists, ensuring that it has the capacity to understand complex medical issues and be in close touch with the medical marketplace. The presence of medical practitioners on Sonic's board also gives comfort both to referring doctors (Sonic's customers) and to owners of diagnostic practices which Sonic seeks to acquire. This strategy has resulted in a board which has a relatively high proportion of executive directors.

Dr Dubois, Mr Jackson and Dr Scotton were appointed to the board following acquisitions of practices in which they held leadership positions. Their presence on the board has played an important role in consolidating several of the larger independent practices acquired by Sonic into a cohesive group.

Sonic's non-executive directors, including the Chairman, are considered independent and perform major roles in the board committees.

For the reasons described above, Sonic does not comply with ASX Corporate Governance Council Recommendation 2.1: "A majority of the board should be independent directors". Due to the importance to Sonic of medical leadership and representation of major medical practice subsidiaries on the board, it is envisaged that Sonic will not fully comply with Recommendation 2.1 in the short to medium term, however the appointment of a Nominations Committee in July 2003, the retirements of two executive directors at the 2003 Annual General Meeting and the appointment of Mr Lou Panaccio (June 2005) as an additional independent director were significant steps towards compliance.

The board has resolved that the position of Chairman of the board be held by an independent director, and the position of Chairman and Managing Director will be held by different persons. The board has also resolved that the mere fact that a director has been in office for a period greater than 10 years does not change that director's status as an independent. The board has specifically considered the position of Mr Barry Patterson and has determined that he is independent.

The size and composition of the board is determined by the full board acting on recommendations of the Nominations Committee. Sonic's constitution requires that the board comprise no more than 12 and no less than 3 directors at any time. Sonic's constitution also requires all directors other than the Managing Director to offer themselves for re-election at an Annual General Meeting, such that they do not hold office without re-election for longer than three years.

(c) Board meetings

The board meets formally at least 10 times a year to consider a broad range of matters, including strategy, financial performance reviews, capital management and acquisitions. Details of meetings (both full board and committees) and attendances are set out in the Directors' report.

(d) Independent professional advice and access to information

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

All directors have unrestricted access to company records and information and receive detailed financial and operational reports from senior management during the year to enable them to carry out their duties. Directors also liaise with senior management as required, and may consult with other employees and seek additional information on request.

(e) Conflicts of interest of directors

The board has guidelines dealing with disclosure of interests by directors and participation and voting at board meetings where any such interests are discussed. In accordance with the Corporations Act, any director with a material personal interest in a matter being considered by the board does not receive the relevant board papers, must not be present when the matter is being considered, and may not vote on the matter.

(f) Share trading

Under Sonic's Share Trading Policy all Sonic employees are prohibited from buying or selling Sonic shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading". Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following the provision to the market at any time by Sonic of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. Prohibitions also apply to financial instruments related to Sonic's shares and to trading in the shares of other entities using information obtained through employment with Sonic. In addition, the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares. All Sonic share dealings by directors are promptly notified to the Australian Stock Exchange (ASX).

2. Board committees

To assist the board in fulfilling its duties, there are currently four board committees whose terms of reference and powers are determined by the board.

(a) Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the board on remuneration packages and policies applicable to the Managing Director and Finance Director and to advise the board in relation to equity based incentive schemes for other employees. In addition, the Committee ensures appropriate disclosure is provided to shareholders in relation to remuneration policies and that equity based remuneration is within plans approved by shareholders. The Remuneration Committee, when deemed necessary, obtains independent advice on the appropriateness of remuneration packages.

The members of the Remuneration Committee during the year were:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell

The Remuneration Committee operates under a formal Charter and meets on an as required basis.

The current remuneration for non-executive directors is $80,000 per annum plus $10,000 per annum for each Board Committee upon which they serve. Further details of Sonic's remuneration policies for executive directors and senior executives of the company, and the relationship between such policy and the company's performance is provided in the Directors' report.

(b) Audit Committee

The principal role of the Audit Committee is to provide the board, investors, owners and stakeholders with confidence that the financial reports for the company represent a true and fair view of the company's financial condition and operational results in all material respects, and are in accordance with relevant accounting standards.

The members of the Audit Committee are:

Mr R.P. Campbell (Chairman)
Mr L.J. Panaccio
Mr B.S. Patterson

The external auditors, the Managing Director and the Finance Director are invited to Audit Committee meetings at the discretion of the Committee.

The responsibilities of the Audit Committee are set out in its Charter and include:

- Assisting the board in its oversight responsibilities by monitoring and advising on:
  - the integrity of the financial statements of the company
  - the company's accounting policies and practices in accordance with current and emerging accounting standards
  - the external auditors' independence and performance
  - compliance with legal and regulatory requirements and policies in this regard
  - compliance with the policy framework in place from time to time
  - internal controls, and the overall efficiency and effectiveness of financial operations
- Providing a forum for communication between the board, executive leadership and external auditors.
- Providing a conduit to the board for external advice on audit and financial risk management.

In fulfilling its responsibilities, the Audit Committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year – more frequently if necessary, and reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved. The external auditors have a clear line of direct communication at any time to either the Chairman of the Audit Committee or the Chairman of the board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

(c) Risk Management Committee

The members of the Risk Management Committee are:

Dr C.S. Goldschmidt (Chairman)
Mr C.D. Wilks
Dr P.J. Dubois

The Risk Management Committee's responsibilities are set out in its Charter and include:

- Assisting the board in its oversight responsibilities by monitoring and advising on:
  - the management of operational risks, including but not limited to:
    - the company's insurance program
    - environmental risks
    - disaster recovery strategy
    - litigation against the company
    - industry related regulatory compliance
  - compliance with the policy framework in place from time to time.
  - internal controls over operational risks.
  - the company's overall operational risk management program.
- Providing a forum for communication between the board, management and external risk management advisors.
- Providing a conduit to the board for external advice on operational risk management.

The Risk Management Committee does not have any responsibility in relation to strategic and financial risk management, which is the responsibility of the company's Audit Committee.

The Committee meets at least twice per year.

(d) Nominations Committee

The Nominations Committee's role, as set out in its Charter, is to:

- Review the board structure regularly.
- Advise the board on the recruitment, appointment and removal of directors.
- Assess and promote the enhancement of competencies of directors.
- Review board succession plans.
- Make recommendations on remuneration of non-executive directors.

Members of the Nominations Committee are:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell
Dr C.S. Goldschmidt

The Committee meets on an as required basis.

3. Identifying and managing business risks

Sonic recognises that risk management is an integral part of good management and corporate governance practice and is fundamental to driving shareholder value across the business.

Sonic views the management of risk as a core managerial capability. Risk management is strongly promoted internally and forms part of the performance evaluation of key executives.

(a) Responsibilities

The board determines the overall risk profile of the business and is responsible for monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms.

To assist the board in fulfilling its duties, it is aided by the Audit Committee (in relation to strategic and financial risk management) and the Risk Management Committee (in relation to operational and compliance risk management). The board has delegated to these Committees responsibility for ensuring:

- the principal strategic, financial, operational and compliance risks are identified.
- systems are in place to assess, manage, monitor and report on those risks, and that those systems are operating effectively.
- management compliance with board approved policies.
- internal controls are operating effectively across the business.
- all group companies are in compliance with laws and regulations relating to their activities.

The Audit Committee and Risk Management Committee regularly update the board on all relevant matters.

Management is responsible for the identification, assessment and management of business risks and reports on these matters to the Audit Committee or Risk Management Committee through various mechanisms depending on the nature of the risks.

(b) Risk management systems and processes

Sonic's activities across all of its operating entities are subject to regular review and continuous oversight by executive management and the board committees. The Chief Executive Officers of the individual operating companies are responsible for the identification and management of risk within their business. To assist in this, executive management has developed an effective control environment to help manage the significant risks to its operations, both locally and overseas. This environment includes the following components:

- clearly defined management responsibilities, management accountabilities and organisational structures.
- established policies and procedures that are widely disseminated to, and understood by, employees.
- regular internal review of policy compliance and the effectiveness of systems and controls.
- comprehensive training programs for staff in relation to pathology and radiology operational practices and compliance requirements.
- strong management reporting framework for both financial and operational information.
- creation of an open culture to share risk management information and to continuously improve the effectiveness of Sonic's risk management approach.
- benchmarking across operations to share best practice and further reduce the operational risk profile.
- Sonic Core Values, a uniting code of conduct embraced by Sonic employees.
- centrally administered group insurance program ensuring a consistent and adequate approach across all operating areas.

(c) Regulatory compliance

Sonic's pathology and radiology activities are subject to Commonwealth and State law in Australia, and similar regulatory control in offshore locations. These laws cover such areas as laboratory and collection centre operations, workplace health and safety, radiation safety, privacy of information and waste management.

Sonic's network of pathology laboratories, collection centres and radiology centres are required to meet and stay compliant with set performance criteria determined by government and industry bodies.

To support this, Sonic's operating policies and procedures are overseen by internal quality assurance and workplace health and safety managers who review operational compliance.

In addition, practising pathologists and radiologists are required to be registered and licensed in accordance with Medical Board and Government regulations. The accreditation and licensing of locations, equipment and personnel is subject to regular, random audits by Government experts and medical peer groups. Sonic also undertakes internal reviews to ensure continued best practice and compliance.

Sonic's established procedures, focus on best practice, structured staff training and the external review activities serve to mitigate operational risk and support regulatory compliance.

(d) Managing Director and Finance Director sign-off

Sonic has adopted a policy requiring the Managing Director and the Finance Director to state to the board in writing that to the best of their knowledge the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board, and which operates efficiently and effectively in all material respects.

4. Ethical standards

The company has adopted a Code of Ethics policy that outlines the standards required so that the directors and management conduct themselves with the highest ethical standards. All employees of the company and its controlled entities are informed of the Code. The directors regularly review this code to ensure it reflects best practice in corporate governance. The Code is further supported by the Sonic Core Values.

5. Continuous disclosure

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Sonic has formalised its policies and procedures on information disclosure in a Policy on Continuous Disclosure. The Policy focuses on continuous disclosure of any information concerning the company and its controlled entities that a reasonable person would expect to have a material effect on the price of the company's securities, and sets out management's responsibilities and reporting procedures in this regard.

All information disclosed to the ASX is posted on the company's website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the company's operations, the material used in the presentation is released to the ASX and posted on the company's website.

6. The role of shareholders

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the group's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders (unless a shareholder has specifically requested not to receive the document). The board ensures that the annual report includes relevant information about the operations of the group during the year, changes in the state of affairs of the group and details of likely future developments, in addition to the other disclosures required by law;
- Proposed major changes in the group which may impact on share ownership rights are submitted to a vote of shareholders.

To further facilitate communication with shareholders the company has established electronic shareholder communication processes via its share registry. Shareholders are able to access annual reports, notices of meetings, proxy forms and voting, and electronic statements (e.g. holding statements) by email. The company has an arrangement with eTree by which it donates up to $2 to Landcare Australia for each shareholder email address recorded.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the group's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting on the appointment of directors.

7. External auditors

The company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. Sonic requires its external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the auditor's report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

8. Performance evaluation of the board, its committees and directors, and key executive officers

(a) The board and its committees

The board carries out an annual evaluation of its own performance in meeting its key responsibilities in accordance with the Board Charter, by undertaking the following activities:

- the Chairman discusses with each director their individual performance and ideas for improvement based on surveys completed by each director assessing their own and each other directors' performance, and
- the board as a whole discusses and analyses its own performance including suggestions for change or improvement. This includes an assessment of the extent to which the board has discharged its responsibilities as set out in the Board Charter.

The performance review covers matters such as contribution to strategy development, interaction with management, operation and conduct of meetings, and specific performance objectives for the year ahead.

The board also obtains feedback on their performance and operations from key people such as the external auditors.

Each committee of the board is required to undertake an annual performance evaluation and report the results of this review to the board.

Performance evaluation results are discussed by the board, and initiatives undertaken, where appropriate, to strengthen the effectiveness of the board's operation and that of its committees. The board periodically reviews the skills, experience and expertise of its directors and its practices and procedures for both the present and future needs of the company.

(b) The Managing Director and Finance Director

The performances of the Managing Director and Finance Director are formally reviewed by the board. The performance criteria include:

- economic results of the consolidated group.
- fulfilment of objectives and duties.
- personnel and resource management.
- personal conduct and Sonic Core Values.
- corporate governance and compliance.
- risk management.
- feedback from clients and investors.

Performance evaluation results are considered by the Remuneration Committee in determining the level and structure of remuneration for the Managing Director and Finance Director.

(c) Key executives

The Managing Director evaluates key executives at least annually with qualitative and quantitative measures against agreed business and personal objectives. These business and personal objectives are consistent with those used in the performance reviews for the Managing Director and Finance Director.

Sonic Healthcare Limited ABN 24 004 196 909
Financial report
30 June 2006

Contents

Income statements
For the year ended 30 June 2006

	Notes	Consolidated		Parent entity	
		2006	2005	**2006**	2005
		$'000	$'000	**$'000**	$'000
Revenue from operations	3	**1,645,184**	1,374,841	**114,773**	98,318
Other income	4	**11,183**	6,064	**2,443**	-
Total revenue		**1,656,367**	1,380,905	**117,216**	98,318
Labour and related costs		**(745,392)**	(613,873)	**(5,675)**	(4,218)
Consumables used		**(247,158)**	(213,085)	-	-
Operating lease rental expense	5	**(80,127)**	(67,486)	-	-
Depreciation and amortisation of physical assets	5	**(54,274)**	(48,184)	**(528)**	(609)
Transportation		**(44,300)**	(37,028)	-	-
Borrowing costs expense	5	**(42,925)**	(43,411)	**(121)**	(2,341)
Repairs and maintenance		**(38,343)**	(33,152)	-	-
Utilities		**(37,821)**	(32,820)	**(367)**	(2)
Amortisation of intangibles	5	**(1,823)**	(1,708)	-	-
Other expenses from ordinary activities		**(100,429)**	(80,351)	**(809)**	(1,201)
Profit from ordinary activities before income tax expense		**263,775**	209,807	**109,716**	89,947
Income tax expense	7	**(77,960)**	(62,633)	**(2,071)**	(1,450)
Profit from ordinary activities after income tax expense		**185,815**	147,174	**107,645**	88,497
Net (profit) attributable to minority interests		**(13,786)**	(11,821)	-	-
Profit attributable to members of Sonic Healthcare Limited	30 (b)	**172,029**	135,353	**107,645**	88,497
		Cents	Cents		
Basic earnings per share	40	**59.8**	49.8		
Diluted earnings per share	40	**58.6**	48.9		

The above statements should be read in conjunction with the accompanying notes.

Balance sheets
As at 30 June 2006

	Notes	Consolidated		Parent entity	
		2006	2005	**2006**	2005
		$'000	$'000	**$'000**	$'000
Current assets					
Cash assets and cash equivalents	41(a)	**68,156**	31,914	**139**	64
Other financial assets	8	**3,357**	-	**-**	-
Receivables	9	**188,386**	146,110	**4,467**	173
Inventories	10	**26,926**	23,813	**-**	-
Other	11	**16,174**	10,253	**152**	139
Total current assets		**302,999**	212,090	**4,758**	376
Non-current assets					
Receivables	12	**4,452**	4,017	**398,015**	181,142
Other financial assets	13	**8,068**	10,682	**1,080,160**	1,081,383
Property, plant and equipment	14	**306,800**	260,062	**10,929**	1,698
Investment properties	15	**-**	-	**22,844**	23,372
Intangible assets	16	**1,690,239**	1,271,648	**-**	-
Deferred tax assets	17	**31,611**	37,173	**11**	-
Other	18	**1,051**	1,211	**-**	-
Total non-current assets		**2,042,221**	1,584,793	**1,511,959**	1,287,595
Total assets		**2,345,220**	1,796,883	**1,516,717**	1,287,971
Current liabilities					
Payables	19	**122,319**	102,282	**3,303**	2,956
Interest bearing liabilities	20	**28,403**	40,035	**-**	-
Current tax liabilities	21	**3,338**	6,629	**656**	3,812
Provisions	22	**70,545**	61,266	**-**	-
Other	23	**6,873**	5,028	**-**	-
Total current liabilities		**231,478**	215,240	**3,959**	6,768
Non-current liabilities					
Payables	24	**-**	35	**293,599**	356,158
Interest bearing liabilities	25	**782,253**	616,610	**-**	-
Deferred tax liabilities	26	**7,052**	633	**-**	450
Provisions	27	**18,592**	19,100	**-**	-
Other	28	**3,500**	-	**-**	-
Total non-current liabilities		**811,397**	636,378	**293,599**	356,608
Total liabilities		**1,042,875**	851,618	**297,558**	363,376
Net assets		**1,302,345**	945,265	**1,219,159**	924,595
Equity					
Parent entity interest					
Contributed equity	29	**1,181,978**	909,912	**1,211,620**	920,703
Reserves	30(a)	**9,542**	6,663	**15,098**	10,204
Accumulated profit/(loss)	30(b)	**93,202**	30,065	**(7,559)**	(6,312)
Total parent entity interest		**1,284,722**	946,640	**1,219,159**	924,595
Minority interests		**17,623**	(1,375)	**-**	-
Total equity		**1,302,345**	945,265	**1,219,159**	924,595

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

For the year ended 30 June 2006

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Total equity at the beginning of the year	**945,265**	849,783	**924,595**	873,522
Adjustment on initial adoption of AASB 132 and AASB 139:				
Retained profits	**(1,353)**	-	**(1,353)**	-
Reserves	**516**	-	**-**	-
Exchange differences on translation of foreign operations	**(3,567)**	(3,080)	**-**	-
Cash flow hedges (net of tax)	**1,118**	-	**-**	-
Net income recognised directly in equity	**(3,286)**	(3,080)	**(1,353)**	-
Profit for the year	**185,815**	147,174	**107,645**	88,497
Total recognised income and expense for the year	**182,529**	144,094	**106,292**	88,497
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs	**271,455**	38,733	**271,455**	38,733
Dividends paid	**(107,539)**	(89,881)	**(107,539)**	(89,881)
Payments made by subsidiary entities to the parent entity in respect of shares issued under the Sonic Healthcare Limited Employee Option Plan	**-**	-	**18,851**	9,770
Minority interest on acquisition of subsidiary	**7,119**	(1,331)	**-**	-
Distribution to minority interests in subsidiaries	**(1,995)**	(102)	**-**	-
Equity remuneration expense	**5,511**	3,969	**5,505**	3,954
Total equity at the end of the year	**1,302,345**	945,265	**1,219,159**	924,595
Total recognised income and expense for the year is attributable to:				
Members of Sonic Healthcare Limited	**168,655**	131,796	**106,292**	88,497
Minority interests	**13,874**	12,298	**-**	-
	182,529	144,094	**106,292**	88,497

The above statements should be read in conjunction with the accompanying notes.

Cash flow statements

For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,703,951**	1,442,355	**31**	30
Payments to suppliers and employees (inclusive of goods and services tax)		**(1,341,994)**	(1,131,942)	**(925)**	(1,049)
		361,957	310,413	**(894)**	(1,019)
Dividends received from controlled entities		**-**	-	**104,997**	90,714
Interest received		**2,490**	1,921	**1,633**	826
Other revenue from controlled entities		**-**	-	**3,072**	6,750
Borrowing costs		**(45,936)**	(40,072)	**(121)**	(2,341)
Income taxes paid		**(71,303)**	(58,196)	**(18,390)**	(1,607)
Reimbursements received from tax consolidated entities		**-**	-	**13,579**	8,484
Net cash inflow from operating activities	41(b)	**247,208**	214,066	**103,876**	101,807
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired	32	**(419,373)**	(120,881)	**-**	(44,306)
Payments for property, plant and equipment, and intangibles		**(97,968)**	(58,200)	**(9,231)**	(479)
Proceeds from sale of non-current assets		**9,497**	1,945	**4,464**	-
Payments for investments		**(1,162)**	(2,208)	**(2,569)**	(3,118)
Loans to controlled entities		**-**	-	**(305,582)**	(88,771)
Repayment of loans by other entities		**2,237**	2,940	**-**	-
Repayment of loans by controlled entities		**-**	-	**10,000**	1,600
Loans to other entities		**(1,328)**	(431)	**-**	-
Net cash (outflow) from investing activities		**(508,097)**	(176,835)	**(302,918)**	(135,074)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		**270,514**	38,504	**289,365**	48,274
Proceeds from borrowings		**988,721**	195,759	**-**	80,000
Loans from controlled entities		**-**	-	**17,291**	74,935
Repayment of borrowings		**(857,133)**	(166,258)	**-**	(80,000)
Dividends paid to company's shareholders	6	**(107,539)**	(89,881)	**(107,539)**	(89,881)
Dividends paid to minority interests in subsidiaries		**(1,995)**	(102)	**-**	-
Net cash inflow/(outflow) from financing activities		**292,568**	(21,978)	**199,117**	33,328
Net increase in cash and cash equivalents		**31,679**	15,253	**75**	61
Cash and cash equivalents at the beginning of the financial year		**31,914**	17,343	**64**	3
Effects of exchange rate changes on cash and cash equivalents		**4,563**	(682)	**-**	-
Cash and cash equivalents at the end of the financial year	41(a)	**68,156**	31,914	**139**	64

Financing arrangements	20, 25
Non-cash financing and investing activities	41 (c)

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents

Note 1 Summary of significant accounting policies

This general purpose financial report includes separate financial statements for Sonic Healthcare Limited as an individual entity, and financial statements for the consolidated entity consisting of Sonic Healthcare Limited and its subsidiaries. It has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is the first full year Sonic Healthcare Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Sonic Healthcare Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments.

The parent and consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Sonic's comparative figures relating to investments, financial instruments and other financial assets are reported under AGAAP. Further information on previous AGAAP is set out in the 2005 Annual Financial Statements.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity's equity and its net income are given in Note 44.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Sonic Healthcare Limited ("company" or "parent entity") as at 30 June 2006 and the results of all controlled entities for the year then ended. Sonic Healthcare Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a reporting period, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a reporting period its results are included for that part of the period during which control existed.

(b) Income tax

The income tax expense or benefit for the period is the tax payable or receivable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Income tax on cumulative temporary differences is set aside to the deferred income tax liability or the future income tax benefit accounts at the rates which are expected to apply when those temporary differences reverse.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Note 1 Summary of significant accounting policies (continued)

Sonic Healthcare Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation with effect from 30 June 2004, and have notified the Australian Taxation Office of this event. In addition to its own current and deferred tax amounts Sonic Healthcare Limited, as the head entity in the tax consolidated group, also recognises the current tax liabilities (or assets) assumed from the controlled entities in the tax consolidated group. Under tax sharing and funding agreements amounts receivable or payable between the tax consolidated entities are recognised within amounts receivable/payable to controlled entities.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Sonic Healthcare Limited's functional and presentation currency.

(ii) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(iii) Foreign controlled entity

The assets and liabilities of foreign controlled entities are translated into Australian currency at rates of exchange current at the balance sheet date, while their revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity are taken directly to the foreign currency translation reserve.

(d) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, these are fair valued. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Goodwill is brought to account on the basis described in Note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference, representing a discount on acquisition, is recognised directly in the income statement.

(e) Revenue recognition

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Medical services revenue is recognised on a completed test basis. Revenue from other services is recognised when the service has been provided. Rental income is recognised by allocating minimum lease payments on a basis representative of the pattern of services rendered through the provision of the leased asset.

(f) Receivables

All trade debtors are initially recognised at their fair value being the amounts receivable. They are generally settled within 40 days.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off in the period in which they are identified. A provision for doubtful debts is raised during the year and adjusted following a review of all outstanding amounts at the balance sheet date.

Note 1 Summary of significant accounting policies (continued)

(g) Inventories

Inventories, comprising consumable stores stock, are valued at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the first in, first out (FIFO) basis.

(h) Recoverable amount of assets

At each reporting date, Sonic assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, Sonic makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(i) Investments and other financial assets

Sonic classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

With the exception of loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve depending upon the classification of the investment.

(i) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the consolidated entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Investments are initially recognised at cost being the fair value of the consideration given plus transaction costs associated with the investment. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as 'available-for-sale' are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

Note 1 Summary of significant accounting policies (continued)

The fair values of quoted investments accounted at 'fair value through profit and loss' are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and appropriate pricing models.

The consolidated entity assesses at each balance sheet date whether there is evidence that a financial asset or group of financial assets is impaired.

(j) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings and improvements	40 years
Plant and equipment	3 - 15 years

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter (generally 7- 40 years).

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(k) Leases

Finance leases, which transfer to Sonic substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Future payments for surplus leased space under non-cancellable operating leases are recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the consolidated entity.

Note 1 Summary of significant accounting policies (continued)

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Intangible assets acquired from a business combination

Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets (other than software development costs) created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite life intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Included in intangibles is the value of certain brand names acquired as part of the purchase of certain pathology businesses and controlled entities. Sonic's brand names have been assessed as having an indefinite useful life. No deferred tax assets relating to these brand names have been recognised.

(iii) Software development

Expenditure on software development is capitalised when its future recoverability can reasonably be assured. The expenditure capitalised comprises all directly attributable costs. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over the period of the expected benefit. The carrying value is reviewed for impairment annually, or more frequently if an indicator of impairment arises.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(m) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n) Interest bearing liabilities

All loans and borrowings are initially recognised at cost. Thereafter interest bearing loans and borrowings are measured at amortised cost using the effective interest method. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

Note 1 Summary of significant accounting policies (continued)

(o) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. Changes in fair value are either taken to the income statement or an equity reserve (refer below). The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either fair value hedges or cash flow hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

Under the AGAAP the net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in sundry debtors or sundry creditors and accruals at each reporting date.

At the date of transition (1 July 2005) the group's interest rate swaps were determined to be cash flow hedges which met the requirements for hedge accounting. Accordingly, on transition the fair values of the swaps were recognised as financial assets and financial liabilities, and were recognised in equity.

The fair value of the Group's cash flow hedges are determined by external advisors using appropriate valuation techniques.

(p) Employee benefits

(i) Wages and salaries, annual leave

Liabilities for wages and salaries and annual leave are recognised, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Note 1 Summary of significant accounting policies (continued)

(p) Employee benefits (continued)

(iv) Profit sharing and bonus plans

A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Equity-based compensation benefits

Share-based compensation benefits are provided to employees under various plans.

Share options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of equity remuneration granted under the various employee plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the shares and options ("the vesting period").

The fair value at grant date is determined using an appropriate pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the arrangement.

The fair value of the options and shares granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of shares and options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

No expense is recognised for shares and options that do not ultimately vest.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The dilutive effect, if any, of outstanding shares and options is reflected as additional share dilution in the calculation of diluted earnings per share.

The parent entity issues options to employees of subsidiary companies as part of the group's remuneration strategy. When options are exercised, the subsidiary company reimburses the parent company for the excess of the market price at the time of exercise over the exercise price. These amounts are credited to contributed equity in the parent entity's accounts, and eliminated on consolidation.

(q) Borrowing costs

Borrowing costs include:

- interest on bank overdrafts, short-term and long-term borrowings, including amounts paid or received on interest rate swaps
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges

Note 1 Summary of significant accounting policies (continued)

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, and deposits at call with financial institutions which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(t) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(u) Segment information

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. The carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.

(v) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of a financial period but not distributed at balance date.

(w) Repairs and maintenance

Plant and equipment and premises occupied require repairs and maintenance from time to time in the course of operations. The costs associated with repairs and maintenance are charged as expenses as incurred, except where they relate to an improvement in the useful life of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(j).

(x) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) held for sale are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group). A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Note 1 Summary of significant accounting policies (continued)

(y) Investment property

Investment property, principally comprising freehold office buildings carried at cost in the parent entity, is held for long term rental with certain subsidiaries. Rental income is charged to the profit and loss when due and receivable and depreciation charged straight line over the building's useful life of 40 years.

(z) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

(aa) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required, and a reliable estimate can be made of the amount of the obligation. Provisions are not recognised for future operating losses.

When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Surplus leased space provisions are recognised where the consolidated entity has identified surplus lease space for premises under non-cancellable operating leases. Surplus leased space provisions are based on rental lease commitments and expected sublease income over the term of the lease and are amortised to the profit and loss on a straight line basis over the term of the lease.

(ab) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(ac) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(ad) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

Sonic determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 16.

Share-based payment transactions

Sonic measures the cost of equity-settled share-based payments at fair value at the grant date using an appropriate pricing model taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 38.

Note 2 Segment information

Business segments
The consolidated entity delivers medical diagnostic services in the following segments:

(i) ***Pathology***
Pathology services provided across Australia, New Zealand, the United Kingdom, Germany and following the acquisition of Clinical Pathology Laboratories (CPL) on 1 October 2005, the United States of America.

(ii) ***Radiology***
Radiology and diagnostic imaging services provided across Australia, New Zealand and in Hong Kong.

(iii) ***Other***
Includes the corporate office function and other minor operations. This segment also includes the consolidated results of Independent Practitioner Network Limited (IPN).

Geographical segments
The consolidated entity operates predominantly in three geographical areas:

(i) ***Australia/New Zealand***
The home country of the parent entity and New Zealand, incorporating both pathology and radiology activities. This segment also includes the consolidated results of IPN.

(ii) ***The United States of America***
Following its acquisition on 1 October 2005 this segment includes the consolidated results of CPL.

(iii) ***Europe and Other***
Includes results of The Doctors Laboratory group in the United Kingdom, the Schottdorf Group in Germany and radiology in Hong Kong. None of these constitutes a separately reportable segment.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Revenue					
External sales	1,243,553	313,011	86,130	-	1,642,694
Inter segment sales	2	614	3,002	(3,618)	-
Other revenue	-	617	10,566	-	11,183
Total segment revenue	1,243,555	314,242	99,698	(3,618)	1,653,877
Interest income					2,490
Total revenue					**1,656,367**
Result					
Segment result before interest and tax	259,062	52,047	(6,899)	-	304,210
Unallocated net interest expense					(40,435)
Profit before tax					263,775
Income tax expense					(77,960)
Profit after income tax expense					**185,815**
Segment assets	1,667,117	536,182	1,273,906	(1,131,985)	**2,345,220**
Segment liabilities	286,775	251,043	8,727	(270,209)	276,336
Unallocated liabilities					766,539
Total liabilities					**1,042,875**
Acquisition of property, plant and equipment and identifiable intangible assets*	51,850	41,012	24,849	-	**117,711**
Depreciation and amortisation expense	25,963	24,619	5,515	-	**56,097**
Other non cash expenses	3,342	627	729	-	**4,698**

*Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2005	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Revenue					
External sales	1,007,487	294,604	70,829	-	1,372,920
Inter segment sales	353	344	2,098	(2,795)	-
Other revenue	217	186	5,661	-	6,064
Total segment revenue	1,008,057	295,134	78,588	(2,795)	1,378,984
Interest income					1,921
Total revenue					**1,380,905**
Result					
Segment result before interest and tax	209,987	51,752	(10,442)	-	251,297
Unallocated net interest expense					(41,490)
Profit before tax					209,807
Income tax expense					(62,633)
Profit after income tax expense					**147,174**
Segment assets	1,285,021	524,146	1,013,569	(1,025,853)	**1,796,883**
Segment liabilities	148,928	246,632	14,813	(153,374)	256,999
Unallocated liabilities					594,619
Total liabilities					**851,618**
Acquisition of property, plant and equipment and identifiable intangible assets*	32,845	34,725	20,112	-	**87,682**
Depreciation and amortisation expense	20,874	24,253	4,765	-	**49,892**
Other non cash expenses	9,962	3,164	59	-	**13,185**

*Note that this includes property, plant and equipment and intangible assets acquired as part of business acquisitions.

Secondary Reporting – Geographic Segments

	Segment revenues from sales to external customers		Segment assets		Acquisition of property, plant and equipment and identifiable intangible assets	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000
Australia / New Zealand	**1,212,260**	1,121,976	**1,514,599**	1,467,897	**87,471**	80,211
United States of America	**180,622**	-	**475,388**	-	**20,297**	-
Europe and Other*	**249,812**	250,944	**355,233**	328,986	**9,943**	7,471
Total	**1,642,694**	1,372,920	**2,345,220**	1,796,883	**117,711**	87,682

*Note that the apparent decline in revenue in the Europe and Other segment is a function of exchange rate fluctuations. Segment revenue in local currencies grew during the period.

Note 3 Revenue

	Consolidated		Parent entity	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Services revenue				
Medical services revenue	1,626,795	1,359,902	-	-
Other revenue				
Management fees received or due and receivable from subsidiaries	-	-	1,300	1,100
Dividends from subsidiaries	-	-	105,379	90,714
Interest received or due and receivable from:				
Subsidiaries	-	-	2,205	824
Other entities	2,490	1,921	271	2
Rental income from:				
Subsidiaries	-	-	3,046	2,952
Other entities	10,506	8,702	26	26
Other revenue from:				
Subsidiaries	-	-	2,545	2,698
Other entities	5,393	4,316	1	2
	18,389	14,939	114,773	98,318
Revenue from operations	1,645,184	1,374,841	114,773	98,318

Note 4 Other income

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Government grants	6,557	5,069	-	-
Net gain on disposal of non-current assets	4,626	995	2,443	-
	11,183	6,064	2,443	-

Note 5 Expenses

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses				
Net foreign exchange losses	**-**	-	**12**	-
Finance costs				
Finance charges on capitalised leases and hire purchase agreements	**3,409**	4,565	**-**	-
Subsidiaries	**-**	-	**-**	1,317
Other entities	**39,516**	38,846	**121**	1,024
Total borrowing costs	**42,925**	43,411	**121**	2,341
Bad and doubtful debts:				
Trade debtors	**15,584**	3,312	**-**	-
Amortisation of:				
Intangibles	**1,823**	1,708	**-**	-
Leased plant and equipment	**11,756**	15,371	**-**	-
Total amortisation	**13,579**	17,079	**-**	-
Depreciation of:				
Plant and equipment	**40,713**	31,072	**-**	-
Buildings	**1,805**	1,741	**528**	609
Total depreciation	**42,518**	32,813	**528**	609
Net loss on disposal of property, plant and equipment	**1,155**	996	**-**	-
Rental expense relating to operating leases:				
Minimum lease payments	**80,127**	67,486	**-**	-

Note 6 Dividends

	Parent entity	
	2006	2005
	$'000	$'000
Ordinary Shares		
Final dividend for the year ended 30 June 2005 of 23 cents (2004: 20 cents) per fully paid share paid on 19 September 2005 (2004: 20 September 2004), fully franked based on tax paid at 30%	**63,367**	54,216
Interim dividend for the year ended 30 June 2006 of 15 cents (2005: 13 cents) per fully paid share paid on 20 March 2006 (2005: 17 March 2005), fully franked based on tax paid at 30%	**44,172**	35,665
Total dividends paid	**107,539**	89,881

The Company's Dividend Reinvestment Plan (DRP) remained suspended for these dividends.

Dividends not recognised at year end

In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 26 cents (2005: 23 cents) per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the final dividend paid on 19 September 2006 out of 2006 profits, but not recognised as a liability at year end is	**76,784**	63,367

Franked dividends

The 2006 final dividend declared after the year end will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**83,137**	79,476	**83,129**	79,472

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of subsidiaries not part of the Australian tax consolidated group were paid as dividends. Under the tax consolidation legislation all of the franking credits of the Australian tax consolidated group are held by the parent entity.

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $32,907,000 (2005: $27,157,000).

Note 7 Income Tax

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(a) Income tax expense				
Current tax	**70,101**	53,276	**1,591**	1,076
Deferred tax	**7,636**	9,520	**480**	343
Under / (over) provision in prior years	**223**	(163)	**-**	31
	77,960	62,633	**2,071**	1,450
Deferred income tax expense included in income tax expense comprises:				
Decrease in deferred tax assets (Note 17)	**7,657**	11,262	**930**	-
(Decrease) / increase in deferred tax liabilities (Note 26)	**(21)**	(1,742)	**(450)**	343
	7,636	9,520	**480**	343
(b) Reconciliation of income tax expense on pre tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Profit before income tax expense	**263,775**	209,807	**109,716**	89,947
Tax at the Australian tax rate of 30% (2005 - 30%)	**79,133**	62,942	**32,914**	26,984
Tax effect of amounts which are not deductible/ (assessable) in calculating taxable income:				
Tax offset for franked dividends	**-**	-	**(31,614)**	(27,214)
Sundry items	**(1,173)**	(309)	**771**	1,680
Income tax expense	**77,960**	62,633	**2,071**	1,450
(c) Amounts recognised directly in equity				
Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss but directly credited to equity*	**941**	-	**941**	-

* The movement in equity is shown net of tax

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000

Note 7 Income Tax (contd)

(d) Tax losses
Part of the deferred tax asset shown in Note 17 is attributable to tax losses. These tax losses were acquired as part of the acquisition of the Schottdorf Group in the 2004 financial year.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
The directors estimate that the potential deferred tax asset at 30 June 2006 in respect of tax losses not brought to account is:	**27,232**	27,230	-	-

This benefit of tax losses, which were acquired in the Omnilabs Pathology and IPN acquisitions, will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(e) Unrecognised temporary differences

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Temporary differences relating to investments in subsidiaries for which deferred tax liabilities have not been recognised				
Foreign currency translation	**(7,212)**	(3,557)	-	-
Undistributed earnings	**13,216**	8,223	-	-
	6,004	4,666	-	-

A deferred tax liability has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the consolidated entity's overseas subsidiaries. The deferred tax liability will only arise in the event of disposal of the subsidiaries, and no such disposals are expected in the foreseeable future.

Certain subsidiaries of Sonic Healthcare Limited have undistributed earnings which, if paid out as dividends, would be unfranked and therefore subject to tax in the hands of the recipient. An assessable temporary difference exists, however no deferred tax liability has been recognised as the parent entity is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future.

(f) Tax consolidation legislation
Sonic Healthcare Limited and its wholly owned Australian subsidiaries implemented the Australian tax consolidation legislation at 30 June 2004. The accounting policy in relation to this legislation is set out in Note 1(b).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing and funding agreement. Under the terms of this agreement, as the head entity in the tax consolidated group, Sonic Healthcare Limited recognises the current tax liabilities (assets) assumed from other entities in the tax consolidated group. Amounts receivable or payable between the tax consolidated entities are recognised within amounts receivable/payable to controlled entities. In the opinion of the directors, the tax sharing agreement is a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sonic Healthcare Limited.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 8 Other financial assets

	2006	2005	2006	2005
Current				
Interest rate swaps and caps	**3,357**	-	-	-

Details of interest rate swaps are outlined in Note 42.

Note 9 Receivables – current

	2006	2005	2006	2005
Trade debtors	**174,946**	128,767	-	-
Less: Provision for doubtful debts	**(22,249)**	(8,061)	-	-
	152,697	120,706	-	-
Accrued revenue	**15,958**	10,785	-	-
Amounts owing from other entities	**1,102**	1,171	-	-
Dividend receivable from subsidiaries	-	-	**382**	-
Accrued amounts relating to subsidiaries (Note 39 (c))	-	-	**3,886**	154
Sundry debtors	**18,629**	13,448	**199**	19
	188,386	146,110	**4,467**	173

Significant terms and conditions

General trade debtors are required to be settled within 30 days.

Sundry debtors generally arise from transactions outside the usual trading activities of the consolidated entity. Collateral is not normally obtained.

Transactions outside the usual operating activities of the consolidated entity have given rise to amounts owing from other entities. Interest is charged on these amounts at commercial rates and repayments are specified by agreements.

Note 10 Inventories – current

	2006	2005	2006	2005
Consumable stores at cost	**26,926**	23,813	-	-

Note 11 Other – current

	2006	2005	2006	2005
Prepayments	**16,174**	10,253	**152**	139

Note 12 Receivables – non-current

	2006	2005	2006	2005
Amounts owing from other entities	**4,534**	4,099	**82**	82
Less: Provision for doubtful debts	**(82)**	(82)	**(82)**	(82)
	4,452	4,017	-	-
Amounts receivable from subsidiaries (Note 39 (c))	-	-	**398,015**	181,142
	4,452	4,017	**398,015**	181,142

Amounts owing from other entities

Transactions outside the usual operating activities of the consolidated entity give rise to these amounts receivable. Interest is charged at commercial rates and repayments are specified by agreements.

Amounts receivable from subsidiaries

The terms and conditions of amounts advanced by the ultimate parent entity during the year are detailed in Note 39.

Note 12 Receivables – non-current (continued)

Fair values
The fair value of non-current receivables approximates the carrying value.

Credit risk exposures
The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

The consolidated entity does not have any significant exposure to any individual customer or counterparty other than government funded bodies in the countries in which the consolidated group operates.

Note 13 Other financial assets – non-current

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Investments traded on organised markets				
Shares in other corporations – at cost	**-**	3,371	**-**	3,371
Other (non-traded) investments				
Investments in other entities – at cost	**8,111**	7,354	**1,990**	1,249
Less: Provision for write down to recoverable amount	**(43)**	(43)	**(43)**	(43)
Investments in other entities – at recoverable amount	**8,068**	7,311	**1,947**	1,206
Shares in subsidiaries – at cost (Note 35)	**-**	-	**1,089,913**	1,088,506
Less: Provision for diminution in value	**-**	-	**(11,700)**	(11,700)
Shares in subsidiaries – at recoverable amount	**-**	-	**1,078,213**	1,076,806
	8,068	10,682	**1,080,160**	1,081,383

Investments in other entities
Investments in other entities have been written down to their assessed recoverable amount.

Non-current assets pledged as security
Refer to Note 35 for information on non-current assets pledged as security by the parent entity or its subsidiaries.

Note 14 Property, plant and equipment – non-current

Consolidated	Freehold Land & Buildings $'000	Plant & equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2004				
Cost	67,334	312,101	112,702	492,137
Accumulated depreciation	(9,787)	(204,923)	(41,650)	(256,360)
Net Book amount	57,547	107,178	71,052	235,777
Year ended 30 June 2005				
Opening net book amount at 1 July 2004	57,547	107,178	71,052	235,777
Additions	499	54,210	16,300	71,009
Additions through acquisition of entities (Note 32)	-	8,651	156	8,807
Disposals	-	(2,894)	(45)	(2,939)
Depreciation/amortisation expense (Note 5)	(1,741)	(31,072)	(15,371)	(48,184)
Transfers from leased plant and equipment to plant and equipment	-	5,855	(5,855)	-
Foreign currency exchange differences	61	(4,057)	(412)	(4,408)
Closing net book amount	56,366	137,871	65,825	260,062
At 30 June 2005				
Cost	67,896	364,711	106,219	538,826
Accumulated depreciation	(11,530)	(226,840)	(40,394)	(278,764)
Net book amount	56,366	137,871	65,825	260,062
Year ended 30 June 2006				
Opening net book amount at 1 July 2005	56,366	137,871	65,825	260,062
Additions	9,595	78,169	2,447	90,211
Additions through acquisition of entities (Note 32)	7,419	8,600	1,277	17,296
Disposals	-	(3,384)	(644)	(4,028)
Depreciation/amortisation expense (Note 5)	(1,805)	(40,713)	(11,756)	(54,274)
Transfers from leased plant and equipment to plant and equipment	-	8,678	(8,678)	-
Foreign currency exchange differences	(1,056)	(1,349)	(62)	(2,467)
Closing net book amount	**70,519**	**187,872**	**48,409**	**306,800**
At 30 June 2006				
Cost	87,378	465,706	84,688	637,772
Accumulated depreciation	(16,859)	(277,834)	(36,279)	(330,972)
Net book amount	**70,519**	**187,872**	**48,409**	**306,800**

Note 14 Property, plant and equipment – non-current (continued)

Parent Entity	Freehold Land & Buildings $'000	Plant & equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2004				
Cost	1,274	-	-	1,274
Accumulated depreciation	-	-	-	-
Net book amount	1,274	-	-	1,274
Year ended 30 June 2005				
Opening net book amount at 1 July 2004	1,274	-	-	1,274
Additions	424	-	-	424
Closing net book amount	1,698	-	-	1,698
At 30 June 2005				
Cost	1,698	-	-	1,698
Accumulated Depreciation	-	-	-	-
Net book amount	1,698	-	-	1,698
Year ended 30 June 2006				
Opening net book amount at 1 July 2005	1,698	-	-	1,698
Additions	9,231	-	-	9,231
Closing net book amount	**10,929**	-	-	**10,929**
At 30 June 2006				
Cost	10,929	-	-	10,929
Accumulated depreciation	-	-	-	-
Net book amount	**10,929**	-	-	**10,929**

Non-current assets pledged as security
Refer to Note 35 for information on non-current assets pledged as security by the parent entity and its subsidiaries.

Assets under construction
Included in the total land and buildings closing net book amount for both the consolidated and parent entity is an amount of $10,929,000 (2005: $1,698,000) relating to the new laboratory and corporate head office in Macquarie Park, NSW. On completion this asset will be transferred to Investment Properties in the parent entity balance sheet, and will be leased to subsidiaries for use in their medical diagnostic operations.

During the 12 months to 30 June 2006 $9,231,000 (2005: $424,000) of costs were capitalised including $127,000 (2005: $ nil) of borrowing costs.

Note 15 Investment properties

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Land and buildings at cost	-	-	**29,016**	29,218
Less: accumulated depreciation	-	-	**(6,172)**	(5,846)
	-	-	**22,844**	23,372

(a) Reconciliations – Parent entity

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Net book amount at the beginning of the year	-	-	**23,372**	23,926
Additions	-	-	-	55
Depreciation expense	-	-	**(528)**	(609)
Closing net book amount at the end of the year	-	-	**22,844**	23,372

(b) Amounts charged through the profit and loss for the investment properties

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Rental income	-	-	**3,072**	2,978
Depreciation expense	-	-	**(528)**	(609)
Other outgoings	-	-	**(254)**	(248)
	-	-	**2,290**	2,121

(c) Fair Value

The fair value of the investment properties held by the parent entity is $38,545,000 (2005: $38,545,000).

Of the fair value amount, $37,685,000 (2005: $37,685,000) was determined by an independent valuer. The remaining $860,000 (2005: $860,000) is based on recent values.

(d) Leasing arrangements

The investment properties are leased to subsidiaries of Sonic Healthcare Limited under operating leases with rentals payable monthly. All of the properties held by the parent entity are used in the medical diagnostic operations of the consolidated group.

Minimum lease payments receivable on leases of investment properties are as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Minimum lease payments under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:				
Within one year	-	-	**3,137**	3,041

(e) Contractual obligations

There are no contractual obligations with respect to the investment properties.

Note 16 Intangible assets – non-current

Consolidated	Brand Names $'000	Goodwill* $'000	Software $'000	Total $'000
At 1 July 2004				
Cost	188,043	990,366	9,252	1,187,661
Accumulated amortisation and impairment	(17,431)	-	(4,317)	(21,748)
Net book amount	170,612	990,366	4,935	1,165,913
Year ended 30 June 2005				
Opening net book amount	170,612	990,366	4,935	1,165,913
Acquisition of subsidiaries (Note 32)	-	119,186	4,223	123,409
Additions	-	-	3,643	3,643
Adjustments on recognition of the assets in acquired entities	-	(220)	-	(220)
Foreign exchange	142	(19,525)	(6)	(19,389)
Amortisation charge (Note 5)	-	-	(1,708)	(1,708)
Closing net book amount	170,754	1,089,807	11,087	1,271,648
At 30 June 2005				
Cost	188,185	1,089,807	17,110	1,295,102
Accumulated amortisation and impairment	(17,431)	-	(6,023)	(23,454)
Net book amount	170,754	1,089,807	11,087	1,271,648
Year ended 30 June 2006				
Opening net book amount	170,754	1,089,807	11,087	1,271,648
Acquisition of subsidiaries (Note 32)	-	398,050	-	398,050
Additions	-	-	10,204	10,204
Adjustments on recognition of tax assets in acquired entities	-	(423)	-	(423)
Foreign exchange	(3,644)	16,735	(508)	12,583
Amortisation charge (Note 5)	-	-	(1,823)	(1,823)
Closing net book amount	**167,110**	**1,504,169**	**18,960**	**1,690,239**
At 30 June 2006				
Cost	184,117	1,504,169	27,203	1,715,489
Accumulated amortisation and impairment	(17,007)	-	(8,243)	(25,250)
Net book amount	**167,110**	**1,504,169**	**18,960**	**1,690,239**

* At the time of transition to AIFRS (1 July 2004) the accumulated amortisation of goodwill was transferred into cost.

Note 16 Intangible assets – non-current (continued)

(a) Impairment testing of goodwill

Goodwill is allocated to the group's cash-generating units (CGUs) for the purposes of assessing impairment. A segment-level summary of the goodwill allocation is presented below.

2006	Australia & New Zealand $'000	UK $'000	US $'000	Germany $'000	Total $'000
Pathology	513,070	163,902	392,971	73,047	**1,142,990**
Radiology	361,179	-	-	-	**361,179**
	874,249	163,902	392,971	73,047	**1,504,169**

2005	Australia & New Zealand $'000	UK $'000	US $'000	Germany $'000	Total $'000
Pathology	506,190	153,007	-	67,967	**727,164**
Radiology	362,643	-	-	-	**362,643**
	868,833	153,007	-	67,967	**1,089,807**

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

(b) Key assumptions used for value-in-use calculations

The recoverable amount of each cash generating unit is the net present value of the future cash flows of the cash generating unit. Recoverable amounts have been conservatively assessed using:

- 2006/2007 management approved profit and loss and cashflow budgets for each cash generating unit;
- growth factors consistent with historical growth rates and current performance (average 2006: 5.0%, average 2005: 5.0%);
- prevailing market based pre tax discount rates (2006: 9.8%, 2005: 9.2%); and
- terminal growth rates (2006: 3.0%, 2005: 3.0%).

Management believes that any reasonably possible change in the key assumptions on which recoverable amount has been assessed would not cause the carrying amount to exceed the recoverable amount in any of the cash generating units.

Note 17 Deferred tax assets – non-current

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Deferred tax assets	**31,611**	37,173	**11**	-
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Doubtful debts	**1,301**	2,371	**-**	-
Employee benefits	**24,090**	22,009	**-**	-
Sundry accruals	**2,838**	2,225	**-**	-
Property, plant & equipment	**173**	2,502	**-**	-
Surplus leased space	**810**	1,406	**-**	-
Unrealised foreign exchange	**840**	-	**-**	-
Capitalised costs	**220**	326	**176**	169
Tax losses *	**15,322**	18,154	**-**	-
	45,594	48,993	**176**	169
Amounts recognised directly in equity				
Share issue costs	**1,045**	404	**847**	161
Deferred tax assets	**46,639**	49,397	**1,023**	330
Less amounts offset against deferred tax liabilities (Note 26)	**(15,028)**	(12,224)	**(1,012)**	(330)
Net deferred tax assets	**31,611**	37,173	**11**	-
Movements:				
Opening balance at 1 July	**37,173**	43,592	**-**	-
Credited/(charged) to the income statement (Note 7)	**(7,657)**	(11,262)	**(930)**	-
Foreign exchange differences	**1,154**	(1,070)	**-**	-
Credited/(charged) to equity	**941**	-	**941**	-
Acquisition of subsidiary	**-**	5,913	**-**	-
Closing balance at 30 June	**31,611**	37,173	**11**	-
Deferred tax assets to be recovered after more than 12 months	**26,531**	31,301	**11**	-
Deferred tax assets to be recovered within 12 months	**5,080**	5,872	**-**	-
	31,611	37,173	**11**	-

* *The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.*

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000

Note 18 Other – non-current

	2006	2005	**2006**	2005
Prepayments	**1,051**	1,211	-	-

Note 19 Payables – current

	2006	2005	**2006**	2005
Trade creditors	**61,226**	49,041	-	-
Sundry creditors and accruals	**61,093**	53,241	**1,769**	1,386
Accrued amounts relating to subsidiaries (Note 39(c))	-	-	**1,534**	1,570
	122,319	102,282	**3,303**	2,956

Note 20 Interest bearing liabilities – current

	2006	2005	**2006**	2005
Secured				
Bank loans	**10,329**	17,486	-	-
Commercial bills	**500**	1,500	-	-
Lease liabilities (Note 33 (b))	**16,884**	19,974	-	-
Hire purchase liabilities (Note 33 (b))	**690**	1,075	-	-
	28,403	40,035	-	-

(a) Bank loans

Loans are repayable in half yearly instalments of €3,000,000 under a Term Loan Facility. The loan will be fully repaid in the year ending 30 June, 2009 and bears a variable interest rate of 4.19% (2005: 3.47%).

(b) Commercial bills

The commercial bills are subject to a variable interest rate of 6.31% (2005: 8.6%). The bills are repayable in instalments and will be fully repaid in the year ended 30 June 2009.

Details of the security, fair values and interest rate risk exposure relating to each of the secured liabilities are set out in Note 35 and Note 42.

Note 21 Tax liabilities – current

	2006	2005	**2006**	2005
Income tax	**3,338**	6,629	**656**	3,812

Note 22 Provisions – current

	2006	2005	**2006**	2005
Provision for dividends	**703**	-	-	-
Employee benefits	**69,111**	60,114	-	-
Surplus lease space	**731**	1,152	-	-
	70,545	61,266	-	-

The provision for dividends is payable to minority interests in certain subsidiaries.

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Note 22 Provisions – current (continued)

Movements in current provisions

Movements in current provisions, other than employee benefits during the financial year are set out below:

	Surplus Lease Space $'000
Consolidated – 2006	
Current	
Carrying amount at 1 July 2005	1,152
Reclassification of non-current provision to current (Note 27)	55
Payments applied	(220)
Unused provisions reversed	(256)
Carrying amount at 30 June 2006	731

Note 23 Other – current

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Unsecured				
Amounts owing to vendors	**6,556**	4,728	-	-
Other loans	**317**	300	-	-
	6,873	5,028	-	-

The increase in amounts owing to vendors is related to deferred consideration on the acquisition of CQPL (refer Note 32). Amounts owing to vendors and other loans are non-interest bearing. The carrying value of these amounts approximates the fair value.

Note 24 Payables – non-current

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Other payables	-	35	-	-
Amounts payable to subsidiaries (Note 39(c))	-	-	**293,599**	356,158
	-	35	**293,599**	356,158

Note 25 Interest bearing liabilities – non-current

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Secured				
Bank loans	**28,748**	39,237	-	-
Commercial bills	**15,500**	13,000	-	-
Lease liabilities (Note 33(b))	**24,855**	38,452	-	-
Hire purchase liabilities (Note 33(b))	**571**	1,337	-	-
	69,674	92,026		-
Unsecured				
Amounts owing to vendors	**1,118**	1,177	-	-
Bank loans	**711,461**	523,407	-	-
	782,253	616,610	-	-

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(i) Total facilities				
- Bank overdraft	**822**	914	-	-
- Bank loans and commercial bills (secured and unsecured)	**1,096,425**	775,977	-	-
- Leasing Facilities	**42,569**	66,629	-	-
	1,139,816	843,520	-	-
(ii) Facilities used at reporting date				
- Bank overdraft	-	-	-	-
- Bank loans and commercial bills (secured and unsecured)	**766,538**	594,630	-	-
- Leasing Facilities	**41,739**	58,426	-	-
	808,277	653,056	-	-
(iii) Facilities unused at reporting date				
- Bank overdraft	**822**	914	-	-
- Bank loans and commercial bills (secured and unsecured)	**329,887**	181,347	-	-
- Leasing Facilities	**830**	8,203	-	-
	331,539	190,464	-	-

Fair values

The carrying amounts of borrowings approximate fair value.

Note 26 Deferred tax liabilities – non-current

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Provision for deferred income tax	**7,052**	633	-	450
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Prepayments & sundry debtors	**1,253**	275	**276**	61
Inventories	**5,942**	4,760	-	-
Accrued revenue	**3,647**	3,096	-	-
Doubtful debts	**4,242**	-	-	-
Leased assets	**1,510**	1,742	-	-
Intangibles	**3,763**	328	-	-
Property, plant & equipment	-	-	**736**	719
Unrealised foreign exchange	-	2,656	-	-
	20,357	12,857	**1,012**	780
Amounts recognised directly in equity				
Cash flow hedges	**1,723**	-	-	-
Deferred tax liabilities	**22,080**	12,857	**1,012**	780
Less amounts offset against deferred tax assets (Note 17)	**(15,028)**	(12,224)	**(1,012)**	(330)
Net deferred tax liabilities	**7,052**	633	-	450
Movements:				
Opening balance at 1 July	**633**	2,170	**450**	107
Change on adoption of AASB 132 and AASB 139	**225**	-	-	-
Foreign exchange differences	**138**	-	-	-
Charged/(credited) to the income statement (Note 7)	**(21)**	(1,742)	**(450)**	343
Charged/(credited) to equity	**1,447**	-	-	-
Acquisition of subsidiary	**4,630**	205	-	-
Closing balance at 30 June	**7,052**	633	-	450
Deferred tax liabilities to be settled after more than 12 months	**1,980**	633	-	450
Deferred tax liabilities to be settled within 12 months	**5,072**	-	-	-
	7,052	633	-	450

Note 27 Provisions – non-current

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Employee benefits	**16,380**	15,266	-	-
Surplus lease space	**2,212**	3,834	-	-
	18,592	19,100	-	-

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in non-current provisions
Movements in the non-current provisions during the financial year are set out below:

	Surplus Lease Space $'000
Consolidated – 2006	
Current	
Carrying amount at 1 July 2005	3,834
Reclassification of non-current provision to current (Note 22)	(55)
Payments applied	(883)
Unused provision reversed	(684)
Carrying amount at 30 June 2006	2,212

Note 28 Other – non-current

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Amounts owing to vendors	**3,500**	-	-	-

The amounts owing to vendors represents deferred consideration associated with the CQPL acquisition (Note 32). This amount is non interest bearing. The amount owing approximates its fair value.

Note 29 Contributed equity

		Notes	Consolidated 2006 Shares	Consolidated 2005 Shares	Parent entity 2006 Shares	Parent entity 2005 Shares
(a)	**Share capital**					
	Fully paid ordinary shares	(b)	**295,203,095**	274,740,648	**295,203,095**	274,740,648

		Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
	Fully paid ordinary shares	(b)	**1,181,978**	909,912	**1,211,620**	920,703

(b) Movements in ordinary share capital:

2006

Date	Details	Notes	Number of shares	Issue price	Consolidated $'000	Parent entity $'000
1/7/05	Opening balance of the consolidated and parent entity		274,740,648		909,912	920,703
24/8/05	Shares issued to executives under remuneration arrangements		30,750		-	-
25/10/05	Share placement to institutions	(e)	15,474,553	14.54	225,000	225,000
8/12/05	Shares issued to shareholders under Shareholder Purchase Plan (SPP)	(e)	2,079,869	13.99	29,097	29,097
	Costs associated with share placement and SPP net of future income tax benefits				(2,196)	(2,196)
Various	Shares issued under the Sonic Healthcare Limited Employee Option Plan	(d)	2,877,275	Various	19,554	19,554
Various	Transfers from equity remuneration reserve		-		611	611
Various	Payments made by subsidiary entities to the parent entity in respect of shares issued under the Sonic Healthcare Limited Employee Option Plan		-		-	18,851
30/6/06	Balance of the consolidated and parent entity		295,203,095		1,181,978	1,211,620

Note 29 Contributed equity (continued)

(b) Movements in ordinary share capital:

2005

Date	Details	Notes	Number of shares	Issue price	Consolidated $'000	Parent entity $'000
1/7/04	Opening balance		267,749,480		870,838	871,859
26/11/04	Shares issued to executives under remuneration arrangements		30,750	-	-	-
26/11/04	Shares issued to vendors of The Doctors Laboratory Group		25,218	9.10	229	229
Various	Shares issued under the Sonic Healthcare Limited Employee Option Plan	(d)	6,935,200	Various	38,504	38,504
Various	Transfers from equity remuneration reserve		-	-	341	341
Various	Payments made by subsidiary entities to the parent entity in respect of shares under the Sonic Healthcare Limited Employee Option Plan		-		-	9,770
30/6/05	Closing balance of the consolidated and parent entity		274,740,648		909,912	920,703

(c) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options
Details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 38.

(e) Share placement to institutions and shares issued to shareholders under the SPP
During the current financial year Sonic undertook a share placement to institutions and an associated SPP to fund the acquisition of Clinical Pathology Laboratories Inc in the United States of America.

(f) Dividend reinvestment plan
The company operates a Dividend Reinvestment Plan (DRP) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. Shares issued under the plan are at a 2.5% discount to the weighted average market price of all Sonic's ordinary shares sold on the Australian Stock Exchange during the five trading days following the record date. In respect of the interim and final dividends for the years ended 30 June 2006 and 30 June 2005, the Board resolved to suspend the operation of the company's DRP. The DRP remains suspended until further notice.

Note 30 Reserves and accumulated losses

(a) Reserves

		Consolidated		Parent entity	
		2006	2005	**2006**	2005
		$'000	$'000	**$'000**	$'000
Equity remuneration reserve		**10,710**	5,810	**10,688**	5,794
Foreign currency translation reserve		**(7,212)**	(3,557)	-	-
Share option reserve	(iii)	**4,410**	4,410	**4,410**	4,410
Hedging reserve		**1,634**	-	-	-
		9,542	6,663	**15,098**	10,204
Movements					
Equity remuneration reserve					
Balance 1 July		**5,810**	2,181	**5,794**	2,181
Option expense		**5,511**	3,970	**5,505**	3,954
Transfer to share capital (options exercised)		**(611)**	(341)	**(611)**	(341)
Balance 30 June		**10,710**	5,810	**10,688**	5,794
Foreign currency translation reserve					
Balance 1 July		**(3,557)**	-	-	-
Net exchange difference on translation of foreign subsidiaries		**(3,655)**	(3,557)	-	-
Balance 30 June		**(7,212)**	(3,557)	-	-
Hedging reserve					
Balance 1 July		-	-	-	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 44)		**516**	-	-	-
Movement in year net of deferred tax		**1,118**	-	-	-
Balance 30 June		**1,634**	-	-	-

Nature and purpose of reserves

(i) Equity Remuneration reserve
The equity remuneration reserve reflects the fair value of equity settled share based payments granted under the Executive Incentive Plan, the Sonic Healthcare Limited Employee Option Plan, the Queensland X-Ray Option Plan and the Independent Practitioner Network Limited Employee Share Option Plan. Fair values are determined using an appropriate pricing model and recognised over the service period up to the vesting date. When shares are issued or options are exercised the associated fair values are transferred to share capital.

(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign subsidiaries are taken to the foreign currency translation reserve as described in accounting policy Note 1(c)(iii).

(iii) Share option reserve
The share option reserve reflects the value of the options issued on 1 July 2004 to Sonic's partners in the Schottdorf business (Dr and Mrs Schottdorf) pursuant to an obligation in relation to the acquisition of the Schottdorf Group. The corresponding entry was an increase in the carrying value of goodwill in relation to the Schottdorf business. The value of the options represents the assessed fair value at the date they were granted and has been determined using an appropriate option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Note 30 Reserves and accumulated losses (continued)

(iv) Hedging reserve

The hedging reserve is used to record changes in the fair value of derivatives that are designated and qualify as cash flow hedges, as described in Note 1(o). Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit and loss.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(b) Accumulated profit / (loss)				
Accumulated profit/(loss) at the beginning of the financial year	**30,065**	(15,407)	**(6,312)**	(4,928)
Adjustment on initial adoption of AASB132 and AASB139, net of tax (Note 44)	**(1,353)**	-	**(1,353)**	-
Net profit attributable to members of Sonic Healthcare Limited	**172,029**	135,353	**107,645**	88,497
Dividends paid (Note 6)	**(107,539)**	(89,881)	**(107,539)**	(89,881)
Accumulated profit/(loss) at the end of the financial year	**93,202**	30,065	**(7,559)**	(6,312)

Note 31 Deed of cross guarantee

The "Closed Group" (refer Note 32) are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Order 98/2017, 00/0321 and 01/1087) issued by the Australian Securities and Investments Commission.

The companies represent a "Closed Group" for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Sonic Healthcare Limited, they also represent the "Extended Closed Group".

(a) Consolidated income statement of the Extended Closed Group

	2006	2005
	$'000	$'000
Revenue	**939,374**	859,709
Labour and related costs	**(446,926)**	(409,527)
Consumables used	**(107,551)**	(99,854)
Amortisation of intangibles	**(788)**	(1,213)
Operating lease rental expense	**(43,748)**	(37,260)
Depreciation and amortisation of physical assets	**(37,240)**	(34,666)
Borrowing costs	**(19,913)**	(22,546)
Other operating expenses from ordinary activities	**(120,991)**	(104,426)
Profit before income tax expense	**162,217**	150,217
Income tax expense	**(47,087)**	(46,299)
Net profit attributable to members of the extended closed group	**115,130**	103,918

(b) Reconciliation of accumulated losses

Accumulated losses at the beginning of the financial year	**4,195**	(9,842)
Adjustment on initial adoption of AASB132 and AASB139, net of tax	**(1,353)**	-
Profit from ordinary activities after income tax expense	**115,130**	103,918
Dividends paid	**(107,539)**	(89,881)
Accumulated losses at the end of the financial year	**10,433**	4,195

Note 31 Deed of cross guarantee (continued)

(c) Consolidated balance sheet of the Extended Closed Group

	2006 $'000	2005 $'000
Current assets		
Cash and cash equivalents	9,359	1,457
Other financial assets	822	-
Receivables	72,560	68,721
Inventories	14,727	13,883
Other	5,090	4,215
Total current assets	102,558	88,276
Non-current assets		
Receivables	108,784	91,925
Other financial assets	565,799	429,348
Property, plant and equipment	224,586	194,868
Intangible assets	654,538	619,810
Deferred tax assets	9,998	9,571
Other	1,051	1,211
Total non-current assets	1,564,756	1,346,733
Total assets	1,667,314	1,435,009
Current liabilities		
Payables	48,003	51,363
Interest bearing liabilities	15,013	18,163
Current tax liabilities	4,923	3,002
Provisions	54,140	48,543
Other	3,249	1,701
Total current liabilities	125,328	122,772
Non-current liabilities		
Payables	39,612	47,017
Interest bearing liabilities	269,597	323,267
Provisions	13,504	12,676
Other	3,500	-
Total non-current liabilities	326,213	382,960
Total liabilities	451,541	505,732
Net assets	1,215,773	929,277
Equity		
Parent entity interest		
Contributed equity	1,189,667	914,877
Reserves	15,673	10,205
Accumulated losses	10,433	4,195
Total equity	1,215,773	929,277

Note 32 Investments in subsidiaries

Details of subsidiaries	Country of incorporation	Class of share	Beneficial interest % 2006	Beneficial interest % 2005
Subsidiaries of Sonic Healthcare Limited:				
Clinpath Laboratories Pty Limited (i) (iii)	Australia	Ord	100	100
Douglass Hanly Moir Pathology Pty Limited (i) (iii)	Australia	Ord	100	100
Lifescreen Australia Pty Limited (i) (iii)	Australia	Ord	100	100
Sonic Clinical Institute Pty Limited (iii)	Australia	Ord	100	100
Sonic Healthcare Services Pty Limited (i) (iii)	Australia	Ord	100	100
Sonic Imaging Pty Limited (i) (iii)	Australia	Ord	100	100
Southern Pathology Services Pty Limited (i) (iii)	Australia	Ord	100	100
Independent Practitioner Network Limited (iv)	Australia	Ord	72.16	72.16
Sonic Healthcare Asia Limited (iii)	Hong Kong	Ord	100	100
Sonic Healthcare (New Zealand) Limited (iii)	New Zealand	Ord	100	100
Sonic Healthcare Holdings Limited (iii)	United Kingdom	Ord	100	100
Sonic Finance Holdings Limited (iii)	United Kingdom	Ord	100	100
Other subsidiaries in the consolidated group:				
Barratt & Smith Pathology Pty Limited (i)	Australia	Ord	100	100
Barratt & Smith Pathology Trust (ii)	Australia	Units	100	100
Biotech Laboratories Pty Limited	Australia	Ord	100	100
Bradley Services Unit Trust (ii)	Australia	Units	100	100
Bunbury Pathology Pty Limited	Australia	Ord	100	100
Castlereagh Co Pty Limited (i)	Australia	Ord	100	100
Castlereagh Services Pty Limited (i)	Australia	Ord	100	100
Consultant Pathology Services Pty Limited (i)	Australia	Ord	100	100
Diagnostic Pathology Pty Limited	Australia	Ord	100	100
Diagnostic Services Pty Limited (i)	Australia	Ord	100	100
E. Radiology (Aust) Pty Limited	Australia	Ord	100	100
Hanly Moir Pathology Pty Limited (i)	Australia	Ord	100	100
Hanly Moir Pathology Trust (ii)	Australia	Units	100	100
HIG Distributions Pty Limited	Australia	Ord	100	100
Hunter Imaging Services Trust (ii)	Australia	Units	100	100
Hunter Valley X-Ray Pty Limited	Australia	Ord	100	100
Illawarra X-Ray Pty Limited	Australia	Ord	100	100
IRG Co Pty Limited (i)	Australia	Ord	100	100
L & A Services Pty Limited (i)	Australia	Ord	100	100
Maga Pty Limited	Australia	Ord	100	100
Melbourne Pathology Pty Limited (i)	Australia	Ord	100	100
Melbourne Pathology Service Trust (ii)	Australia	Units	100	100
Northern Pathology Pty Limited (i)	Australia	Ord	100	100
Nuclear Medicine Co Pty Limited	Australia	Ord	100	100
Pacific Medical Imaging Pty Limited (i)	Australia	Ord	100	100
Paedu Pty Limited (i)	Australia	Ord	100	100
Queensland X-Ray Pty Limited (i)	Australia	Ord	100	100
Redlands X-Ray Services Pty Limited	Australia	Ord	100	100
SKG Radiology Pty Limited	Australia	Ord	100	100
Sonic Healthcare International Pty Limited	Australia	Ord	100	-
Sonic Healthcare Pathology Pty Limited	Australia	Ord	100	-
Sonic Investment & Finance	Australia		-	100
Sonic Medlab Holdings Australia Pty Limited (i)	Australia	Ord	100	100
Sonic Nominees Pty Limited (i)	Australia	Ord	100	100
Sonic Pathology (Queensland) Pty Limited (i)	Australia	Ord	100	100
Sonic Pathology (Victoria) Pty Limited (i)	Australia	Ord	100	100
Sports Imaging Co Pty Limited	Australia	Ord	100	100

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries	Country of incorporation	Class of share	Beneficial interest % 2006	Beneficial interest % 2005
Sprague Kam Trust (ii)	Australia	Units	100	100
Stat Laboratories Pty Limited	Australia	Ord	100	100
Subilabs Pty Limited	Australia	Ord	100	100
Sullivan Nicolaides Pty Limited (i)	Australia	Ord	100	100
Sunton Pty Limited (i)	Australia	Ord	100	100
Ultrarad Holdings Pty Limited	Australia	Ord	100	100
Ultrarad No 2 Trust (ii)	Australia	Units	100	100
Double Court Company Limited	Hong Kong	Ord	100	100
Dynamic Mate Limited	Hong Kong	Ord	100	100
Sonic Healthcare Germany GmbH	Germany	Ord	100	100
Alpha Vermögensverwaltung GmbH	Germany	Ord	55.9	55.9
Syscomp Biochemische Dienstleistungen GmbH	Germany	Ord	55.9	55.9
Diagnostic Medlab Limited	New Zealand	Ord	100	100
Medlab Central Limited	New Zealand	Ord	100	100
Valley Diagnostic Laboratories Limited	New Zealand	Ord	100	100
Medlab South Limited	New Zealand	Ord	100	100
New Zealand Radiology Group Limited	New Zealand	Ord	100	100
Canterbury Medical Imaging Limited	New Zealand	Ord	100	100
Palmerston North X-Ray	New Zealand		80	80
Laboratory Data Systems Limited	New Zealand	Ord	100	100
Diagnostic Medlab Services Limited	New Zealand	Ord	100	100
The Doctors Laboratory Limited (iii)	United Kingdom	Ord	100	100
Cytogenetic DNA Services Limited	United Kingdom	Ord	100	100
Roadhaven Limited	United Kingdom	Ord	100	100
Omnilabs Limited	United Kingdom	Ord	100	100
Omnilabs (UK) Limited	United Kingdom	Ord	100	100
Sonic Finance Limited	United Kingdom	Ord	100	100
Sonic Finance & Investments Limited	United Kingdom	Ord	100	100
Omnilabs Ireland Limited	Ireland	Ord	100	100
Sonic Healthcare Investments	United States		100	-
Clinical Pathology Laboratories, Inc.	United States	Ord	82.03	-
Fairfax Medical Laboratories, Inc.	United States	Ord	82.03	-
Pathology Laboratories, Inc.	United States	Ord	82.03	-
Foundation Healthcare Limited (iv)	Australia	Ord	72.16	72.16
Foundation Medical Centres Pty Limited (iv)	Australia	Ord	72.16	72.16
Foundation Medical Centres (Qld) Pty Limited (iv)	Australia	Ord	72.16	72.16
Kedron Park 24 Hour Medical Centre Pty Limited	Australia	Ord	72.16	72.16
Taringa 24 Hour Medical Centre Pty Limited	Australia	Ord	72.16	72.16
Foundation Medical Centres (NSW) Pty Limited (iv)	Australia	Ord	72.16	72.16
Foundation Healthcare (Vic) Pty Limited (iv)	Australia	Ord	72.16	72.16
Cliveden Hill Holdings Pty Limited	Australia	Ord	72.16	72.16
Foundation Medical Centres (Vic) Pty Limited	Australia	Ord	72.16	72.16
La Trobe University Medical Centre Pty Limited	Australia	Ord	72.16	72.16
Joodie Holdings No. 2 Pty Limited (iv)	Australia	Ord	72.16	72.16
Auburn Road Family Medical Centre Pty Limited (iv)	Australia	Ord	72.16	72.16
Edgecliff Medical Centre No. 2 Pty Limited (iv)	Australia	Ord	72.16	72.16
Daraban Pty Limited (iv)	Australia	Ord	72.16	72.16
Sunshine Employment Pty Limited (iv)	Australia	Ord	72.16	72.16
Marrickville Medical Centre No. 2 Pty Limited (iv)	Australia	Ord	72.16	72.16
Medihelp General Practice Limited (iv)	Australia	Ord	72.16	72.16
Medihelp Services Pty Limited (iv)	Australia	Ord	72.16	72.16
Medihelp BWMG Pty Limited (iv)	Australia	Ord	72.16	72.16
Medihelp Brackenridge Pty Limited (iv)	Australia	Ord	72.16	72.16

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries	Country of Incorporation	Class of share	Beneficial interest % 2006	Beneficial interest % 2005
Medihelp Sunshine Coast Pty Limited (iv)	Australia	Ord	72.16	72.16
Lifecare Franchise Developments Pty Limited (iv)	Australia	Ord	72.16	72.16
Lifecare Services Pty Limited (iv)	Australia	Ord	72.16	72.16
Southcare Physiotherapy Pty Limited (iv)	Australia	Ord	72.16	72.16
Kinetikos Services Pty Limited (iv)	Australia	Ord	72.16	72.16
Re-Start Consulting Pty Limited (iv)	Australia	Ord	72.16	72.16

(i) These subsidiaries (the "Closed Group") have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investment Commission. For further information see Note 31.

(ii) Trust deeds do not require preparation of audited financial statements.

(iii) These entities and the entities they control (as described in the table above) comprise the wholly owned group of which Sonic Healthcare Limited is the ultimate parent entity.

(iv) Pursuant to Class Order 98/1418, relief has been granted to Independent Practitioner Network Limited and its wholly owned entities from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports of the wholly owned entities. As a condition of the Class Order, Independent Practitioner Network Limited and its wholly owned entities (the " IPN Closed Group") entered into a Deed of Cross Guarantee on 20 June 2003. The effect of this deed is that Independent Practitioner Network Limited has guaranteed to pay any deficiency in the event of a wind up of any controlled entity in the IPN Closed Group. The IPN subsidiaries have also given a similar guarantee in the event that Independent Practitioner Network Limited is wound up.

Business combinations

On 1 October 2005 Sonic acquired an 82% equity interest in Clinical Pathology Laboratories, Inc. ("CPL"), an entity incorporated in the United States of America.

The initial accounting has been determined only provisionally as at the date of this report. Sonic is in the process of finalising fair values for identifiable assets and liabilities and thus no comparison of book and fair values are shown.

Sonic has provisionally recognised a total cost of investment of $414,100,000 (translated at the transaction date exchange rate), $425,900,00 translated at the year end rate in relation to the acquisition including all costs directly attributable to the combination.

The CPL acquisition has contributed $12,019,000 to the net profit of the Group for the period.

Effective from 3 April 2006 Sonic acquired the business assets of Central Queensland Pathology Laboratory ("CQPL") and Muskogee Clinical Laboratory, Inc. Goodwill arose on these acquisitions relating to the marginal profit and synergies expected to be achieved as a result of combining these businesses with existing operations. As the operations and records have been merged with those of existing businesses, it is impracticable to determine the effect of these business combinations.

In the comparative period:

- On 1 July 2004, the businesses of Southlakes X-Ray and Cardiovascular Centre were acquired and merged into existing imaging practices of Sonic.
- On 26 August 2004, Independent Practitioner Network Limited (IPN) became a subsidiary of Sonic following a proportional takeover bid which raised Sonic's shareholding from 19.63% as at 30 June 2004 to 72.16%. IPN's results have been consolidated from that date.
- On 12 October 2004, the business of Wollongong Medical Imaging was acquired and its operations were merged into one of Sonic's imaging practices.
- On 26 November 2004, Sonic and its subsidiary IPN, acquired the pathology and medical centre businesses of Endeavour Healthcare.

Note 32 Investments in subsidiaries (continued)

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Consideration – cash paid in current year	**425,226**	83,635	-	44,306
Less: Cash of entities acquired	**(9,279)**	(3,117)	-	(3,082)
Total cash consideration	**415,947**	80,518	-	41,224
Deferred consideration – recognised as amounts owing to vendors (Note 23 and Note 28)	**5,000**	-	-	-
Transaction costs not settled in cash in the current financial year	**1,165**	-	-	-
Total consideration	**422,112**	80,518	-	41,224
Fair value of identifiable net assets of subsidiaries acquired:				
Property, plant and equipment	**17,296**	8,807	-	4,433
Debtors & other receivables	**40,407**	10,142	-	8,012
Inventory	**1,702**	1,426	-	912
Prepayments	**1,625**	1,080	-	1,046
Future income tax benefits	-	5,913	-	4,941
Identifiable intangibles	-	4,223	-	4,223
Trade creditors	**(23,569)**	(9,104)	-	(7,131)
Income tax receivable	**4,018**	738	-	738
Borrowings	**(34)**	(15,248)	-	(15,248)
Lease and hire purchase liabilities	**(1,113)**	(478)	-	(478)
Deferred income tax liabilities	**(4,630)**	(205)	-	(108)
Other liabilities	**(1,550)**	(1,207)	-	(1,207)
Surplus leased space	-	(6,322)	-	(4,480)
Employee provisions	**(2,971)**	(3,957)	-	(2,614)
	31,181	(4,192)	-	(6,961)
(Less)/Add: Minority interests share	**(7,119)**	1,331	-	1,331
Less: Investment held in prior period (IPN)	-	(35,807)	-	(35,807)
	24,062	(38,668)	-	(41,437)
Goodwill	**398,050**	119,186	-	82,661

Reconciliation of cash paid to Statements of cash flows

	Consolidated 2006	Consolidated 2005	Parent entity 2006	Parent entity 2005
Consideration – cash paid for acquisitions in the financial year	**425,226**	83,635	-	44,306
Consideration – cash paid to vendors for acquisitions in previous financial years	**3,426**	40,363	-	-
Less: Cash of entity acquired	**(9,279)**	(3,117)	-	-
Payment for purchase of subsidiaries net of cash acquired	**419,373**	120,881	-	44,306

Note 33 Commitments for expenditure

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(a) Capital commitments				
Commitments for the acquisition of property, plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**46,989**	7,399	**43,574**	1,911
Later than one year but not later than 5 years	**7,302**	1,896	**5,671**	-
	54,291	9,295	**49,245**	1,911
(b) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**76,936**	67,251	-	87
Later than one year but not later than 5 years	**153,400**	138,823	-	174
Later than 5 years	**32,363**	38,086	-	-
	262,699	244,160	-	261
Representing:				
Cancellable operating leases	**454**	287	-	-
Non-cancellable operating leases	**257,605**	235,885	-	261
Future finance charges on finance leases	**4,640**	7,988	-	-
	262,699	244,160	-	261

(i) Operating leases

The Group leases various premises under non-cancellable operating leases expiring within two to eight years. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases various plant and machinery under cancellable operating leases. The Group is required to give six months notice for termination of these leases.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**75,450**	64,812	-	-
Later than one year but not later than 5 years	**152,467**	138,083	-	-
Later than 5 years	**32,388**	37,976	-	-
Less: Amount provided for surplus lease space under non-cancellable operating leases	**(2,700)**	(4,986)	-	-
Commitments not recognised in the financial statements	**257,605**	235,885	-	-
Future minimum lease payments expected to be received in relation to non-cancellable sub-leases of operating leases not recognised in the financial statements	**35,422**	30,364	-	-

Note 33 Commitments for expenditure (continued)

(ii) Finance leases

The Group leases various plant and equipment with a carrying amount of $48,409,000 (2005: $65,825,000) under finance leases expiring within one to six years.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within one year	**19,958**	24,661	-	-
Later than one year but not later than 5 years	**27,197**	43,404	-	-
Later than 5 years	**483**	761	-	-
Minimum lease payments	**47,638**	68,826	-	-
Less: Future finance charges	**(4,638)**	(7,988)	-	-
Total lease and hire purchase liabilities	**43,000**	60,838	-	-
Representing lease and hire purchase liabilities:				
Current (Note 20)	**17,574**	21,049	-	-
Non-current (Note 25)	**25,426**	39,789	-	-
	43,000	60,838	-	-

The weighted average interest rate implicit in the leases is 5.95% (2005: 6.54%)

(c) Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Within one year	**29,013**	41,571	-	-
Later than one year but not later than 5 years	**39,603**	43,559	-	-
Later than 5 years	**175**	330	-	-
	68,791	85,460	-	-

Note 34 Contingent liabilities

Sonic Healthcare Limited and certain subsidiaries, as disclosed in Note 31, are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others.

Note 35 Secured borrowings

The total secured liabilities (current and non-current) are as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Bank loans	**39,077**	56,723	-	-
Commercial bills	**16,000**	14,500	-	-
Lease liabilities	**41,739**	58,426	-	-
Hire purchase liabilities	**1,261**	2,412	-	-
	98,077	132,061	-	-

Assets pledged as security

The secured bank loans and commercial bills (current and non-current) are attributable to certain non-wholly owned subsidiaries and represent:

- Bank loans of the Schottdorf Group outstanding at 30 June 2006 of $39,077,000 (2005: $56,712,000) that are secured by the assets and undertakings of the Schottdorf Group. In addition, Sonic Healthcare Limited has guaranteed $8,607,000 (€5,000,000) of this debt at 30 June 2006 (2005: $15,886,000 equivalent to €10,000,000).
- Commercial bills of IPN of $16,000,000 outstanding at 30 June 2006 (2005: $14,500,000) that are secured by a fixed and floating charge over the assets of IPN.

Lease and hire purchase liabilities are effectively secured as the rights to the relevant assets revert to the lessor/lender in the event of default.

The carrying value of assets pledged as security are:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Current				
Fixed and floating charge				
Cash and cash equivalents	**24,887**	22,983	-	-
Trade and other receivables	**38,698**	40,219	-	-
Inventories	**5,587**	5,232	-	-
Other	**948**	629	-	-
Total current assets pledged as security	**70,120**	69,063	-	-
Non-Current				
Finance lease				
Property, plant and equipment	**49,597**	67,466	-	-
Fixed and floating charge				
Receivables	**1,613**	776	-	-
Property, plant and equipment	**13,852**	12,878	-	-
Total non-current assets pledged as security	**65,062**	81,120	-	-
Total assets pledged as security	**135,182**	150,183	-	-

Note 36 Key management personnel

(a) Directors

The following persons were directors of Sonic Healthcare Limited during the financial year:

Chairman – non-executive
B.S. Patterson

Executive directors

Dr C.S. Goldschmidt	*Managing Director*
C.D. Wilks	*Finance Director*
Dr P.J. Dubois	
C.J. Jackson	
Dr H.F. Scotton	

Non-executive directors
R.P. Campbell
L.J. Panaccio (appointed 30 June 2005)

(b) Other key management personnel

The following person also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
D. Schultz	President and Chief Operating Officer, Clinical Pathology Laboratories, Inc.

All of the above persons were also key management personnel during the year ended 30 June 2005 except D. Schultz who commenced employment with the Group on 1 October 2005 following the acquisition of CPL.

The consolidated entity operates via a federation structure whereby the Chief Executive Officers of individual operating entities have delegated authority for their local operations. The Group's pathology and radiology activities are coordinated and controlled through the Pathology Sonic Executive Committee and the Imaging Sonic Executive Committee ("PSEC" and "ISEC"). Dr C.S. Goldschmidt is Chairman of PSEC and a member of ISEC, Dr P.J. Dubois is Chairman of ISEC and C.D. Wilks is a member of PSEC and ISEC. C.J. Jackson is Sonic's Commercial Director and head of Sonic's procurement department, as well as managing various projects and initiatives. He is also a member of PSEC.

Due to the prominent executive roles performed by Dr C.S. Goldschmidt, Dr P.J. Dubois, C.J. Jackson and C.D. Wilks, management does not believe there are any other executives within the Group in the current or prior financial year meeting the definition of "key management personnel" other than D. Schultz, President and Chief Operating Officer of CPL, who has authority and responsibility for planning, directing and controlling the Group's US operations.

(c) Remuneration of directors and executives

(i) Principles used to determine the nature and amount of remuneration

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the consolidated entity's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the consolidated entity and thus align reward with the creation of value for shareholders.

Note 36 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made solely at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of current market practice and non-executive director fees for entities of similar complexity, the Board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executives service contracts, the consolidated entity does not contract to provide retirement benefits to directors or executives.

Performance of the consolidated entity

Sonic Healthcare Limited's total shareholder return over the five year period to June 2006 was 108%. This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. This total shareholder return calculation incorporates the value of the SciGen equity issue to Sonic shareholders in November 2002. Earnings over the five year period were as follows:

	2002	2003	2004	2005	2006	Compound Average Annual Growth Rate*
Core earnings per share (cps)	29.4	35.7	41.0	50.4	60.4	19.7%
Net profit attributable to members ($'000)**	72,081	94,434	108,212	135,353	172,029	24.3%

* The compound average annual growth rate is calculated over the period shown.

** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

Note 36 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

(ii) Details of remuneration

The aggregate remuneration of the key management personnel is shown below:

	Consolidated		Parent entity	
	2006	2005*	**2006**	2005*
	$	$	**$**	$
Short term employee benefits	**4,177,382**	3,137,529	**148,633**	227,500
Post employment benefits	**203,909**	166,341	**14,700**	22,500
Share based payments	**5,210,123**	3,987,091	**-**	-
	9,591,414	7,290,961	**163,333**	250,000

* The key management personnel in the current period differ from those in the comparative period.

Details of the remuneration of the key management personnel of the consolidated entity are set out below:

Note 36 Key management personnel (continued)

Details of the remuneration of the key management personnel of the consolidated entity are set out below:

12 months to 30 June 2006

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $
Dr C.S. Goldschmidt *Managing Director*	559,442	170,419	586,000	20,139
C.D. Wilks *Finance Director*	447,861	-	316,440	12,139
Dr P.J. Dubois *Director*	443,026	9,518	70,000	4,500
C.J. Jackson *Director*	459,614	4,803	-	22,754
Dr H.F. Scotton *Director*	304,418	-	-	105,072
B.S. Patterson *Chairman and non-executive Director*	50,050	-	-	4,950
R.P. Campbell *Non-executive Director*	50,050	-	-	4,950
L.J. Panaccio *Non-executive Director*	48,533	-	-	4,800
D. Schultz ** *President and COO Clinical Pathology Laboratories, Inc.*	329,996	6,838	320,374	24,605

* Other benefits include fringe benefits tax.

** D. Schultz is employed by CPL in the United States of America, and is remunerated in US dollars. The remuneration shown is for the period from 1 October 2005.

12 months to 30 June 2005

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $
Dr C.S. Goldschmidt *Managing Director*	584,890	145,525	526,000	19,585
C.D. Wilks *Finance Director*	448,415	-	284,040	11,585
Dr P.J. Dubois *Director*	375,018	1,830	-	4,500
C.J. Jackson *Director*	429,088	8,859	-	21,191
Dr H.F. Scotton *Director*	242,864	-	-	100,480
B.S. Patterson *Chairman and non-executive Director*	45,500	-	-	4,500
R.P. Campbell *Non-executive Director*	45,500	-	-	4,500

Note 36 Key management personnel (continued)

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2006 were $210,561 and $3,172,978 respectively (2005: $249,601 and $2,339,825). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2006 were $113,176 and $1,713,408 respectively (2005: $134,160 and $1,263,505).

Cash bonuses, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 84% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2006 (2005: 81%) and 82% of C.D. Wilks' remuneration for the 12 months to 30 June 2006 (2005: 79%). Cash bonuses are performance related components of Dr P.J. Dubois' and D. Schultz's remuneration. The components make up 13% of Dr P.J. Dubois' remuneration for the 12 months to 30 June 2006 (2005: 0%) and 47% of D. Schultz's remuneration for the 12 months to 30 June 2006.

(iii) Service agreements

None of the key management personnel have a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which are to run for 5 consecutive years until 30 June 2008, are set out below:

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share are at least 10% higher than the previous year. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

C.D. Wilks

- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 540,000 options per annum exercisable at $7.50 if core earnings per share are at least 10% higher than the previous year. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Note 36 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

Options issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2006 had an aggregate value of $3,939,610.

Options issued to C.D. Wilks during the 12 months to 30 June 2006 had an aggregate value of $2,127,390. 200,000 options issued in April 2000 were exercised by C.D. Wilks during the financial year. The value at exercise date of these options (being the difference between the market price and the exercise price) was $2,044,000. The total value of options issued in the financial year and the value of options issued in prior years exercised in this financial year is $4,171,390.

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using appropriate pricing models that take into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

D. Schultz

- Base salary of US$325,000
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of CPL.

Under Sonic's strategy for investment in new offshore markets, Sonic seeks to acquire a majority stake but leaves local management with an ownership interest. D. Schultz is one of the ~18% minority owners of CPL. He is therefore incentivised to create value in the business via personal ownership.

(d) Equity disclosures relating to key management personnel

During the financial year 20,000 fully paid up ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2005 financial year.

Since the end of the financial year, but prior to the date of this report, identical issues of fully paid up ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2006 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is 61,500 shares and 3,080,000 options.

Note 36 Key management personnel (continued)

(i) Options provided as remuneration

The number of options over ordinary shares held beneficially or personally during the current and prior financial year by the key management personnel of the consolidated entity are set out below:

Name	Balance at 1 July 2005	Granted during the 2006 year as remuneration	Exercised during the 2006 year	Balance at 30 June 2006	Vested and exercisable at the end of the 2006 year
Dr C.S. Goldschmidt	1,000,000	1,000,000	-	2,000,000	Nil
C.D. Wilks	740,000	540,000	(200,000)	1,080,000	Nil

Name	Balance at 1 July 2004	Granted during the 2005 year as remuneration	Exercised during the 2005 year	Balance at the end of the 2005 year	Vested and exercisable at the end of the 2005 year
Dr C.S. Goldschmidt	3,000,000	1,000,000	(3,000,000)	1,000,000	Nil
C.D. Wilks	1,500,000	540,000	(1,300,000)	740,000	200,000

No options are vested and unexercisable at the end of the year.

No options granted to key management personnel in prior years vested during the current and prior financial year.

(ii) Shares issued on exercise of options

Shares issued as a result of the exercise of options to key management personnel of the consolidated entity are set out below:

Name	Exercise price	Number of ordinary shares issued on exercise of options during the 12 months to 30 June 2006
C.D. Wilks	$5.32	200,000

Name	Exercise price	Number of ordinary shares issued on exercise of options during the 12 months to 30 June 2005
Dr C.S. Goldschmidt	$5.32	3,000,000
C.D. Wilks	$5.32	1,300,000

No amounts are unpaid on any shares issued on the exercise of options.

Note 36 Key management personnel (continued)

(iii) Shares provided as remuneration

Executive Directors

Fully paid up ordinary shares of Sonic Healthcare Limited were granted during and since the end of the financial year under the Executive Incentive Plan.

Name	Number of fully paid ordinary shares granted during the 12 months to 30 June 2006	Number of fully paid ordinary shares granted during the 12 months to 30 June 2005
Dr C.S. Goldschmidt	20,000	20,000
C.D. Wilks	10,750	10,750

Other key management personnel

No shares were provided as remuneration to other key management personnel in either the current or prior financial year.

(iv) Share holdings

The number of ordinary shares held personally or beneficially during the current and prior financial year by the key management personnel of the consolidated entity are set out below.

Name	Balance at 1 July 2005	Issued during the 2006 year on the exercise of options	Shares provided as remuneration during the 2006 year	Other changes during the 2006 year	Balance at 30 June 2006
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	3,020,000	-	20,000	(1,200,000)	1,840,000
C.D. Wilks	1,583,750	200,000	10,750	(725,000)	1,069,500
Dr P.J. Dubois	122,379	-	-	2,344	124,723
C.J. Jackson	490,590	-	-	-	490,590
Dr H.F. Scotton	180,634	-	-	-	180,634

Name	Balance at 1 July 2004	Issued during the 2005 year on the exercise of options	Shares provided as remuneration during the 2005 year	Other changes during the 2005 year	Balance at 30 June 2005
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	950,000	3,000,000	20,000	(950,000)	3,020,000
C.D. Wilks	623,000	1,300,000	10,750	(350,000)	1,583,750
Dr P.J. Dubois	120,000	-	-	2,379	122,379
C.J. Jackson	517,590	-	-	(27,000)	490,590
Dr H.F. Scotton	180,634	-	-	-	180,634

Note 37 Remuneration of auditors

During the year the auditor of the parent entity and its related practices earned the following remuneration:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
PricewaterhouseCoopers – Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**514,148**	409,832	**80,000**	80,000
Accounting and advisory services	**100,630**	22,290	**-**	-
Total audit and accounting/advisory services	**614,778**	432,122	**80,000**	80,000
Taxation advice	**-**	104,814	**-**	104,814
Total remuneration	**614,778**	536,936	**80,000**	184,814
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of the financial reports of the entity or any entity in the consolidated entity	**726,924**	280,794	**-**	-
Accounting and advisory services	**150,656**	9,390	**-**	-
Total audit and accounting/advisory services	**877,580**	290,184	**-**	-
Taxation compliance services	**20,199**	5,549	**-**	-
Taxation advice	**-**	51,068	**-**	-
Total taxation advice and compliance services	**20,199**	56,617	**-**	-
Total remuneration	**897,779**	346,801	**-**	-

Statutory audit and tax compliance services are subject to periodic competitive tender processes involving the major Chartered Accounting firms. Accounting and advisory services include due diligence and acquisition related projects, financing advice and services in connection with the liquidation and deregistration of subsidiaries as part of restructuring the consolidated entity. Taxation advice is mainly in respect of acquisition and financing related issues. The non-audit services provided are not considered to be of a nature which could give rise to a conflict of interest or loss of independence for the external auditors. During the 2005 year Sonic appointed Ernst & Young as the primary tax advisors for the Sonic group, for both compliance services and tax advice, replacing PricewaterhouseCoopers.

Note 38 Share based payments

The consolidated entity has several equity settled share based compensation plans for executives and employees. The fair value of equity remuneration granted under the various plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to shares and options ("the vesting period").

In addition on 1 July 2004, options were issued to Dr and Mrs Schottdorf as part of the Schottdorf acquisition consideration. The fair value of this grant has been recognised in a separate Share Option Reserve (Note 30). These options are also an equity settled share based payment.

(a) Sonic Healthcare Limited Employee Option Plan

Options are granted under the Sonic Healthcare Limited Employee Option Plan for no consideration. Options granted are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 30 months from the date of grant
- Up to 75% may be exercised after 42 months from the date of grant
- Up to 100% may be exercised after 54 months from the date of grant

Options granted under the plan expire after 58 months and carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2006									
20/06/01	20/04/06	$7.38	2,281,450	-	(5,000)	(2,071,400)	(205,050)	-	-
16/07/02	16/05/07	$4.66	661,500	-	(25,000)	(230,875)	-	405,625	201,000
15/04/03	15/02/08	$6.30	650,000	-	-	(215,000)	-	435,000	110,000
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	-
23/09/04	23/07/09	$9.56	370,000	-	-	-	-	370,000	-
Total			3,972,950	-	(30,000)	(2,517,275)	(205,050)	1,220,625	311,000
Weighted Average Exercise Price			$6.96	-	$5.11	$7.04	$7.38	$6.77	$5.22
Consolidated and parent entity - 2005									
20/04/00	20/02/05	$5.41	1,484,450	-	(55,000)	(1,213,200)	(216,250)	-	-
20/06/01	20/04/06	$7.38	3,383,500	-	(205,800)	(896,250)	-	2,281,450	1,483,775
16/07/02	160/5/07	$4.66	1,184,000	-	(176,750)	(345,750)	-	661,500	171,000
15/04/03	15/02/08	$6.30	695,000	-	(45,000)	-	-	650,000	-
23/09/04	23/07/09	$9.51	-	10,000	-	-	-	10,000	-
23/09/04	23/07/09	$9.56	-	370,000	-	-	-	370,000	-
Total			6,746,950	380,000	(482,550)	(2,455,200)	(216,250)	3,972,950	1,654,775
Weighed Average Exercise Price			$6.36	$9.56	$6.06	$6.02	$5.41	$6.96	$7.10

Options were exercised on a regular basis throughout the current and prior financial year. The average share price during the 12 months to 30 June 2006 was $14.55 (2005: $10.94).

The weighted average remaining contractual life of share options outstanding at the end of the year was 1.8 years (2005: 1.6 years).

Note 38 Share based payments (continued)

(b) Queensland X-Ray (QXR) options

Pursuant to Sonic's agreement with the vendors of QXR, Sonic is to issue a total of 1,000,000 options to staff of QXR. The vesting and other conditions for these options are the same as those for the Sonic Healthcare Limited Employee Option Plan. To date the following tranches have been issued:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2006									
16/07/02	16/05/07	$4.66	310,000	-	-	(140,000)	-	170,000	47,500
7/04/03	7/02/08	$6.01	80,000	-	-	(20,000)	-	60,000	20,000
19/02/04	19/12/08	$7.57	215,000	-	(50,000)	-	-	165,000	-
Total			605,000	-	(50,000)	(160,000)	-	395,000	67,500
Weighted Average Exercise Price			$5.87	-	$7.57	$4.83	-	$6.08	$5.06
Consolidated and parent entity - 2005									
16/7/02	16/5/07	$4.66	490,000	-	-	(180,000)	-	310,000	65,000
7/4/03	7/2/08	$6.01	80,000	-	-	-	-	80,000	-
19/2/04	19/12/08	$7.57	215,000	-	-	-	-	215,000	-
Total			785,000	-	-	(180,000)	-	605,000	65,000
Weighted Average Exercise Price			$5.59	-	-	$4.66	-	$5.87	$4.66

The weighted average share price at the date of exercise for share options exercised in the 12 months to 30 June 2006 was $14.53 (2005: $12.18).

The weighted average remaining contractual life of share options outstanding at the end of the year was 1.7 years (2005: 2.5 years).

Note 38 Share based payments (continued)

(c) Executive Directors' Options

Options were issued to Dr C. S. Goldschmidte and C.D. Wilks on 20 April 2000. Following approval by shareholder the expiry date of these options were amended to 20 April 2010. The options were fully vested at the start of the comparative period.

A summary of options granted under this plan are set out below:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2006									
20/04/00	20/04/10	$5.32	200,000	-	-	(200,000)	-	-	-
Consolidated and parent entity - 2005									
20/04/00	20/04/10	$5.32	4,500,000	-	-	(4,300,000)	-	200,000	200,000

The weighted average share price at the date of exercise for share options exercised in the 12 months to 30 June 2006 was $15.54 (2005: $9.95).

The weighted average remaining contractual life of share options outstanding at the end of the year was 3.8 years (2005: 4.8 years).

(d) Executive Incentive Plan

Executive Incentive Plan options expire 60 months after issue and are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 24 months from the date of issue
- Up to 100% may be exercised after 36 months from the date of issue

Details of the Executive Incentive Plan are set out in Note 36.

Note 38 Share based payments (continued)

A summary of options granted under this plan are set out below:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2006									
26/11/04	26/11/09	$7.50	1,540,000	-	-	-	-	1,540,000	-
22/08/05	22/08/10	$7.50	-	1,540,000	-	-	-	1,540,000	-
Total			1,540,000	1,540,000	-	-	-	3,080,000	-
Consolidated and parent entity - 2005									
26/11/04	26/11/09	$7.50	-	1,540,000	-	-	-	1,540,000	-

The weighted average remaining contractual life of share options outstanding at the end of the year was 3.8 years (2005: 4.4 years).

A summary of the fully paid up ordinary shares granted under this plan are set out below:

	Consolidated and parent entity	
	2006	2005
	Number	Number
Shares issued under the Executive Incentive Plan	**30,750**	30,750

Shares and options granted in the current and prior financial years represent satisfaction of performance conditions relating to the preceding years.

Fair value of shares and options granted
The assessed fair value of shares and options granted during the year ended 30 June 2006 was $322,260 and $6,067,600 respectively (2005: $332,408 and $5,990,600). The first four years of the performance related entitlements issuable under the Executive Incentive Plan were approved by shareholders at the 2004 Annual General Meeting and covered those issues made during the current and prior financial years. Fair values for these shares and options have been determined at this grant date using appropriate pricing models that take into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option.

The model inputs for the valuation of shares and options approved at the 2004 Annual General Meeting were:

(a) exercise price: $7.50
(b) share price at time of grant: $11.10
(c) expected life: 5 years from date of issue
(d) share price volatility: 15.3% (based on 3 year historic prices)
(e) risk free rate: 5.0%
(f) dividend yield: 3.15%

Note 38 Share based payments (continued)

(e) Independent Practitioner Network Limited Employee Share Option Scheme

An employee share option scheme has been established where Independent Practitioner Network Limited may, at the discretion of its Board of Directors, grant options over the ordinary shares in Independent Practitioner Network Limited to directors, executives and certain members of IPN's staff. For all grants under the plan 25% of the grant vests at each anniversary.

No options were granted or exercised during the current financial year. Set out below are summaries of options currently held under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated and parent entity - 2006									
23/11/02	30/11/07	$0.0785	760,000	-	-	-	-	760,000	570,000
23/11/02	30/03/07	$0.0785	500,000	-	-	-	-	500,000	375,000
23/11/02	31/12/06	$0.0785	500,000	-	-	-	-	500,000	375,000
22/08/02	21/08/07	$0.1320	380,000	-	-	-	-	380,000	228,000
Total			2,140,000	-	-	-	-	2,140,000	1,548,000
Weighted Average Exercise Price			$0.088	-	-	-	-	$0.088	$0.086

No options were granted or exercised during the prior financial year. Set out below are summaries of options held under the plan at the end of the prior financial year:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
Consolidated and parent entity – 2005									
23/11/02	30/11/07	$0.0785	760,000	-	-	-	-	760,000	380,000
23/11/02	30/03/07	$0.0785	500,000	-	-	-	-	500,000	250,000
23/11/02	31/12/06	$0.0785	500,000	-	-	-	-	500,000	250,000
22/08/02	21/08/07	$0.1320	380,000	-	-	-	-	380,000	152,000
23/11/02	31/10/06	$0.0785	500,000	-	(500,000)	-	-	-	-
Total			2,640,000	-	(500,000)	-	-	2,140,000	1,032,000
Weighted Average Exercise Price			$0.086	-	$0.0785	-	-	$0.088	$0.086

The weighted average remaining contractual life of share options outstanding at the end of the year was 1.0 year (2005: 2.0 years).

(f) Schottdorf Options

3,000,000 options over unissued ordinary shares were granted to Dr and Mrs Schottdorf (1,500,000 each) on 1 July 2004 as part of the Schottdorf acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 31 August 2009:

- Up to 20% may be exercised after 12 months from the date of grant
- Up to 40% may be exercised after 24 months from the date of grant
- Up to 60% may be exercised after 36 months from the date of grant
- Up to 80% may be exercised after 48 months from the date of grant
- Up to 100% may be exercised after 60 months from the date of grant

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. No option holder has any right under the option to participate in any other issue of the company or of any other entity.

Note 38 Share based payments (continued)

A summary of options granted under this plan are set out below:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number
Consolidated and parent entity - 2006							
1/07/04	31/08/09	$6.75	3,000,000	-	-	3,000,000	600,000
Weighted Average Exercise Price			$6.75	-	-	$6.75	$6.75
Consolidated and parent entity - 2005							
1/07/04	31/08/09	$6.75	-	3,000,000	-	3,000,000	-
Weighted Average Exercise Price			-	$6.75	-	$6.75	-

The weighted average remaining contractual life of share options outstanding at the end of the year was 3.2 years (2005: 4.2 years).

(g) Expenses arising from share-based payment transactions.

Total expenses arising from equity settled share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Equity remuneration	**5,511**	3,970	**5,505**	3,954
	5,511	3,970	**5,505**	3,954

(h) Shares under option at the date of this report

Unissued ordinary shares of Sonic Healthcare Limited and its subsidiary Independent Practitioner Network Limited under option at the date of this report are as follows:

(i) Sonic Healthcare Limited Employee Option Plan Options:

Number of options	Issue price of shares	Grant date	Expiry date
374,875	$4.66	16 July 2002	16 May 2007
432,000	$6.30	15 April 2003	15 February 2008
10,000	$9.51	23 September 2004	23 July 2009
370,000	$9.56	23 September 2004	23 July 2009
1,186,875			

(ii) Executive Director Options:

Number of options	Issue price of shares	Issue date	Expiry date
1,540,000	$7.50	26 November 2004	26 November 2009
1,540,000	$7.50	22 August 2005	22 August 2010
1,540,000	$7.50	22 August 2006	22 August 2011
4,620,000			

Note 38 Share based payments (continued)

(iii) Queensland X-Ray (QXR) Options:

Number of options	Issue price of shares	Grant date	Expiry date
155,000	$4.66	16 July 2002	16 May 2007
60,000	$6.01	7 April 2003	7 February 2008
125,000	$7.57	19 February 2004	19 December 2008
40,000	$12.69	24 July 2006	24 May 2011
380,000			

(iv) Schottdorf Options:

All of the 3,000,000 options over unissued ordinary Sonic shares granted to Dr and Mrs Schottdorf remain unexercised as at the date of this report.

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

(v) Independent Practitioner Network Limited Employee Share Option Scheme:

Number of options	Weighted average exercise price of shares	Grant date	Expiry date
760,000	$0.0785	23 November 2002	30 November 2007
500,000	$0.0785	23 November 2002	30 March 2007
500,000	$0.0785	23 November 2002	31 December 2006
380,000	$0.1320	22 August 2002	21 August 2007
2,140,000			

No option holder has any right under the options to participate in any other share issue of IPN or of any other entity.

(i) Shares issued on the exercise of options up to the date of this report

(i) Sonic Healthcare Limited Employee Option Plan Options:

A total of 2,517,275 ordinary shares of Sonic Healthcare Limited were issued during the year ended 30 June 2006 on the exercise of options granted under the Sonic Healthcare Limited Employee Option Plan and a further 33,750 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
2,071,400	$7.38
261,625	$4.66
218,000	$6.30
2,551,025	

(ii) Executive Director Options:

A total of 200,000 ordinary shares of Sonic Healthcare Limited were issued during the year ended 30 June 2006 on the exercise of the last of the Executive Director Options that were issued on 20 April 2000 following approval at Sonic's 1999 Annual General Meeting. The total amount paid on issue of those shares was $1,064,000 ($5.32 per share).

Note 38 Share based payments (continued)

(iii) Queensland X-Ray (QXR) Options:

A total of 160,000 ordinary shares of Sonic Healthcare Limited were issued during the year ended 30 June 2006 on the exercise of QXR options and a further 55,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
155,000	$4.66
20,000	$6.01
40,000	$7.57
215,000	

No amounts are unpaid on any of these shares.

Note 39 Related parties

(a) Parent entities and subsidiaries

Sonic Healthcare Limited (Sonic) is the ultimate parent entity in the consolidated entity comprising the company and its subsidiaries as detailed in Note 32.

(b) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent entity	
	2006	2005	2006	2005
	$	$	$	$
Transactions with subsidiaries				
Dividend revenue				
Distributions and dividends received from subsidiaries	-	-	105,378,784	90,713,600
Tax consolidation legislation				
Current tax payable assumed from wholly owned tax consolidated entities	-	-	13,579,291	8,484,205
Interest revenue				
Interest and loan facility fees charged to subsidiaries	-	-	4,750,069	3,442,200
Other transactions				
Rent and outgoings charged to subsidiaries (exclusive of GST)	-	-	3,045,600	2,952,194
Charges relating to employee options	-	-	18,851,401	9,769,704
Loans extended to subsidiaries	-	-	305,582,267	88,770,863
Loans repaid by subsidiaries	-	-	17,291,095	74,935,338

i) Transactions with directors of Sonic Healthcare Limited and other key management personnel of the management group

During the financial year rental expense payments totalling $1,121,291 (2005: $1,097,672) have been made by the consolidated entity to director related entities, including unit trusts, private companies and spouses. The rental transactions were based on normal terms and conditions and at market rates. The directors who had an interest in the rental transactions in the current or preceding financial year were C.J. Jackson and Dr H.F. Scotton.

Note 39 Related parties (continued)

(ii) Transactions with directors of subsidiaries of the consolidated entity

During the financial year rental expense payments totalling $450,811 (2005: $442,882) have been made by the consolidated entity to subsidiary director related entities, including unit trusts, private companies and spouses. The rental transactions were based no commercial terms and conditions and at market rates. The directors of subsidiaries who had an interest in the rental transactions in both the current and prior year were M. Prentice, G. Bryant, and J. Roberts.

During the year ending 30 June 2006, The Doctors Laboratory Limited (TDL, a member of the consolidated entity) provided pathology laboratory services to S. Ungar, a director of TDL. The total value of this referral income was $32,038 (2005: $145,614.

During the financial year, several entities within the TDL group have transacted with Varleigh UK Limited (an entity incorporated in the UK) in which directors of an entity in the consolidated entity, namely D. Byrne, R. Prudo and S. Ungar, have significant shareholding. The nature and aggregate amount of the transactions were:

- Purchase of IT support for $773,212 (2005: $639,440), recognised as an expense.
- Purchase of software and hardware for $137,122 (2005: $320,435), recognised as capital expenditure.
- Consultancy services to the value of $77,383 (2005: $245,390), recognised as an expense.

During the period from 1 October 2005 to 30 June 2006 CPL had the following transactions with entities related to it's directors:

Transaction	Director Related Entity	Relevant Directors	Amount
Pathology services expense	Clinical Pathology Associates	Dr R.E. Connor, Dr G. Jacknow	$8,857,801
Pathology services expense	MD Pathology	Dr M. Beck	$175,901
Management fee revenue	Clinical Pathology Associates	Dr R.E Connor, Dr G. Jacknow	$1,859,001
Courier services revenue	MD Pathology	Dr M. Beck	$606

All of the above transactions were on normal terms and conditions and at market rates.

D. Schultz, Dr R.E. Connor, Dr G. Jacknow and Dr M. Deck are directors and minority shareholders in CPL. Dividends were paid by CPL during the period to all shareholders on the same basis.

(iii) Remuneration of directors and other key management personnel

Details of remuneration of directors and other key management personnel have been disclosed in Note 36.

(c) Loans to/from related parties

		Consolidated		Parent entity	
		2006	2005	**2006**	2005
		$	$	**$**	$
Loans to/from subsidiaries					
Accrued income relating to subsidiaries		-	-	3,885,856	154,054
Dividend receivable from subsidiary		-	-	382,157	-
Accrued expenses relating to subsidiaries		-	-	1,533,698	1,570,621
Loans to subsidiaries	– Non current	-	-	398,015,491	181,142,156
Loans from subsidiaries	– Non current	-	-	293,599,393	356,158,273

Terms and conditions of loans to/from subsidiaries

The terms and conditions of the tax funding agreement are set out in Note 7.

Offshore loans to/from subsidiaries were made on normal terms and conditions, at market interest rates, and are repayable on demand. Loans between wholly owned entities in the Australian tax consolidated group are non-interest bearing and repayable on demand.

Outstanding balances are unsecured and repayable in cash.

Note 39 Related parties (continued)

(d) Amounts receivable from / payable to other key management personnel

There were no amounts receivable from / payable to other key management personnel at 30 June 2006 (2005: Nil).

(e) Doubtful debts

No provision for doubtful debts has been raised in relation to any receivable or loan balance with related parties, nor has any expense been recognised.

Note 40 Earnings per share

	Consolidated	
	2006	2005
	Cents	Cents
Basic earnings per share	**59.8**	49.8
Diluted earnings per share	**58.6**	48.9

	Consolidated	
	2006	2005
	Shares	Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**287,910,303**	271,932,711
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**293,420,332**	276,973,703

Options over ordinary shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

Details of the options exercised and issued in the period between the reporting date and the date of this report are detailed in Note 38.

	Consolidated	
	2006	2005
	$'000	$'000
Reconciliations of earnings used in calculating earnings per share		
Net profit	**185,815**	147,174
Net (profit) attributable to minority interests	**(13,786)**	(11,821)
Earnings used in calculating basic and diluted earnings per share	**172,029**	135,353

Note 41 Statements of cash flows

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Cash at bank and on hand	**68,156**	31,914	**139**	64

Cash balances bear floating interest rates of between 1.37% - 6.25% (2005: 0.75% - 5.21%).

(b) Reconciliation of net cash inflow from operating activities to operating profit after income tax

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Operating profit after income tax	**185,815**	147,174	**107,645**	88,497
Add/(less) non-cash items:				
Depreciation	**42,518**	32,813	**528**	609
Amortisation - leases	**11,756**	15,371	-	-
Amortisation - intangibles	**1,823**	1,708	-	-
Net (profit)/loss on sale of non current assets	**(3,471)**	995	**(2,443)**	-
Foreign exchange differences	-	(68)	**15**	-
Share based payments	**5,511**	3,969	**5,505**	3,954
Other non-cash items	**(1,705)**	(212)	**245**	-
Add/(less) changes in assets and liabilities during the financial year:				
(Increase)/decrease in sundry debtors	**(2,685)**	15,978	**(3,992)**	(85)
(Increase)/decrease in prepayments	**(3,969)**	1,245	**(12)**	19
(Increase)/decrease in trade debtors and accrued revenue	**4,081**	(6,493)	-	-
(Increase)/decrease in dividend receivable	-	-	**(382)**	-
(Increase)/decrease in inventories	**(1,213)**	516	-	-
(Increase)/decrease in deferred tax asset	**11,797**	5,975	**(11)**	-
Increase/(decrease) in accrued expenses	**(1,965)**	(1,539)	**383**	1,092
Increase/(decrease) in trade creditors	**(2,262)**	(6,115)	-	-
Increase/(decrease) in deferred tax liability	**(865)**	3,179	**(450)**	100
Increase/(decrease) in current tax liabilities	**433**	(4,433)	**(3,155)**	7,621
Increase/(decrease) in surplus lease space provision	**(2,042)**	(1,864)	-	-
Increase/(decrease) in other liabilities	**(3,680)**	3	-	-
Increase/(decrease) in provision for employee entitlements	**7,331**	5,864	-	-
Net cash inflow from operating activities	**247,208**	214,066	**103,876**	101,807

(c) Non-cash financing and investing activities

The following transactions are not reflected in the Statements of cash flows:

- Plant and equipment with an aggregate fair value of $2,447,000 (2005: $16,452,000) was acquired by means of finance leases and hire purchase agreements.
- During the year 1,540,000 options (2005: 1,540,000 options) and 30,750 fully paid up ordinary shares (2005: 30,750 fully paid up ordinary shares) were issued as remuneration.
- During the year ended 30 June 2005, the consolidated entity issued 3,000,000 options relating to the Schottdorf acquisition with a value of $4,410,000. The value of these options was included as part of the consideration paid for the acquisition of the Schottdorf Group (Note 30 (a)).

Note 42 Financial instruments

(a) Transition to AASB 132 and AASB 139

Sonic has taken the exemption available under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. At the date of transition to these standards of 1 July 2005 a net adjustment increasing net assets was recognised representing derivative financial instrument assets and derivative financial instruments liabilities attributable to the first time recognition of the fair value of interest rate cash flow hedges.

(b) Derivative financial instruments

Sonic Healthcare Limited and certain subsidiaries are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest rates and foreign exchange rates.

Interest rate swap contracts – cash flow hedge
It is Sonic's policy to protect part of the variable interest rate loans drawn under the Sonic senior debt facility (2006: $711,461,000; 2005: $524,402,000) from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis. Swap contracts are entered into in the currency of the underlying debt which are AUD, NZD, USD, EURO and GBP.

The contracts require settlement of net interest receivable or payable on a quarterly or half yearly basis depending on the funding period of the underlying debt. All interest rate swap contracts have settlement dates which coincide with the dates on which interest is payable on the underlying debt.

Swaps in place at balance date cover approximately 44% (2005: 43%) of the Sonic senior debt outstanding. The fixed interest rates range between 2.295% and 6.595% (2005: 2.295% to 6.595%). The variable interest rates range between 3.67% and 3.02% (2005: 2.78% and 6.43%).

At 30 June, the notional principal amounts and periods of expiry of interest rate swap contracts for the consolidated entity were as follows:

	2006 $'000	2005 $'000
Less than 1 year	**77,693**	33,261
1 – 2 years	**81,281**	44,124
2 – 3 years	**52,002**	78,185
3 – 4 years	**52,600**	11,631
4 – 5 years	**51,165**	63.615
	314,741	230.816

There was no ineffective portion of the swaps during either the current or previous financial year.

Interest rate caps – cash flow hedge

Following Sonic's acquisition, and the subsequent refinancing of its debt, the Schottdorf Group entered into hedging arrangements in the form of interest rate caps to protect part of its variable interest rate loans from exposure to increasing interest rates.

Interest rate caps at balance date cover approximately 74% (2005:66%) of the Euro denominated debt to which they specifically relate. The Euribor cap rates range between 3.0% and 4.0%, and during the financial year the cap rate has not been reached.

Note 42 Financial instruments (continued)

At 30 June 2006, the notional principal amounts and periods of expiry of interest rate caps were as follows:

	2006 $'000	2005 $'000
Less than 1 year	**5,164**	5,719
1 – 2 years	**6,713**	5,719
2 – 3 years	**17,043**	5,719
3 – 4 years	**-**	15,250
	28,920	32,407

In total 45% (2005:45%) of Sonic's variable interest rate loan principals are hedged by the interest rate swap and interest rate cap contracts.

Hedge of net investments in foreign operations

Of the total bank loans of $750,538,000 (2005: $581,125,000), $701,461,000 (2005: $311,402,000) are denominated in NZD, USD, EURO and GBP as a hedge of Sonic's net investment in operations in New Zealand, the United States, Germany and the United Kingdom. Gains or losses on retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investment in these operations.

(c) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

		Fixed interest rate maturities							
		1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Non interest bearing $'000	Total $'000
30 June 2006									
Assets									
Cash and deposits	41 (a)	5,230	10,329	-	-	-	-	1,381	16,940
Trade debtors	9	-	-	-	-	-	-	152,697	152,697
Accrued revenue	9	-	-	-	-	-	-	15,958	15,958
Sundry debtors	9	-	-	-	-	-	-	18,629	18,629
Amounts owing from other entities	9,12	42	1,103	-	358	-	-	4,051	5,554
Other financial assets	13	-	-	-	-	-	-	8,068	8,068
Total assets		5,272	11,432	-	358	-	-	200,784	217,846
Weighted average interest rate		5.38%	6.87%	-	6.05%	-	-	n/a	
Liabilities									
Trade and other creditors	19,24	-	-	-	-	-	-	122,319	122,319
Amounts owing to vendors	23,28	-	-	-	-	-	-	10,056	10,056
Other Loans	23	-	-	-	-	-	-	317	317
Lease and hire purchase liabilities	20,25	14,683	12,936	10,410	4,820	151	-	-	43,000
Interest rate swaps pay fixed		77,693	81,281	52,002	52,600	51,165	-	-	314,741
Total liabilities		92,376	94,217	62,412	57,420	51,316	-	132,692	490,433
Weighted average interest rate		5.20%	4.91%	5.31%	5.31%	5.06%	-	n/a	

Note 42 Financial instruments (continued)

(c) Interest rate risk exposures (continued)

		Fixed interest rate maturities							
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Non interest bearing	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2005									
Assets									
Cash and deposits	41(a)	2,354	-	-	-	-	-	2,032	4,386
Trade debtors	9	-	-	-	-	-	-	120,706	120,706
Accrued revenue	9	-	-	-	-	-	-	10,785	10,785
Sundry debtors	9	-	-	-	-	-	-	13,448	13,448
Amounts owing from other entities	9, 12	702	-	-	-	-	-	4,448	5,150
Other financial assets	13	-	-	-	-	-	-	10,682	10,682
Total assets		3,056	-	-	-	-	-	162,101	165,157
Weighted average interest rate		4.56%	-	-	-	-	-	n/a	
Liabilities									
Trade and other creditors	19, 24	-	-	-	-	-	-	102,317	102,317
Loans	20, 25	-	7,943	-	-	-	-	-	7,943
Amounts owing to vendors	23, 28	-	-	-	-	-	-	4,728	4,728
Other loans	23	-	-	-	-	-	-	300	300
Lease and hire purchase liabilities	20, 25	21,049	16,301	10,910	8,749	3,175	654	-	60,838
Interest rate swaps pay fixed		33,261	44,125	78,185	11,630	63,615	-	-	230,816
Total liabilities		54,310	68,369	89,095	20,379	66,790	654	107,345	406,942
Weighted average interest rate		5.82%	6.79%	5.26%	5.91%	5.71%	7.24%	n/a	

		Floating interest rate						
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
30 June 2006								
Assets								
Cash and deposits	41(a)	51,216	-	-	-	-	-	51,216
Interest rate swaps receive floating		77,693	81,281	52,002	52,600	51,165	-	314,741
		128,909	81,281	52,002	52,600	51,165	-	365,957
Weighted average interest rate		5.41%	5.79%	5.97%	6.02%	5.61%		
Liabilities								
Loans	20, 25	10,829	13,328	30,920	-	711,461	-	766,538
Amounts owing to vendors	25	-	-	-	-	1,118	-	1,118
		10,829	13,328	30,920	-	712,579	-	767,656
Weighted average interest rate		4.29%	4.67%	5.05%		5.74%		

Note 42 Financial instruments (continued)

		Floating interest rate						
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
30 June 2005								
Assets								
Cash and deposits	41(a)	27,528	-	-	-	-	-	27,528
Amounts owing from other entities	9	38	-	-	-	-	-	38
Interest rate swaps receive floating		33,261	44,125	78,185	11,630	63,615	-	230,816
		60,827	44,125	78,185	11,630	63,615	-	258,382
Weighted average interest rate		5.06%	6.18%	6.33%	6.48%	6.39%	-	
Liabilities								
Loans	20, 25	18,986	14,588	9,531	20,175	523,407	-	586,687
Amounts owing to vendors	25	-	-	-	-	1,177	-	1,177
		18,986	14,588	9,531	20,175	524,584	-	587,864
Weighted average interest rate		4.20%	6.60%	3.47%	3.47%	5.47%		

(d) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date. For non-traded equity investments, the net fair value is determined using valuation techniques (Note 1 (i)).

(e) Fair values

The carrying amounts of assets and liabilities on the parent and consolidated balance sheets approximate their fair values.

Note 43 Events occurring after reporting date

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the subsequent financial year other than as follows:

- On 21 August 2006 Sonic's directors declared a final dividend for 2006 of 26 cents per ordinary share which was paid on 19 September 2006. Sonic's dividend reinvestment plan remained suspended for this dividend and until further notice.

Note 44 International financial reporting standards (IFRS)

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards ("AGAAP") are illustrated below:

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

		Consolidated entity		Parent Entity	
	Note	30.6.2005 $'000	1.7.2004 $'000	30.6.2005 $'000	1.7.2004 $'000
Total equity under AGAAP		882,633	847,787	924,838	873,681
De-recognition of restructure provisions	(a)	-	4,287	-	-
Adjustments to goodwill and identifiable intangibles	(b)	65,738	(1,185)	-	-
Adjustments to deferred tax balances	(c)	(3,106)	(1,106)	(243)	(159)
Total equity under AIFRS		945,265	849,783	924,595	873,522

(ii) Reconciliation of profit after tax for 12 months to 30 June 2005 under AGAAP to that under AIFRS

	Note	Consolidated 2005 $'000	Parent 2005 $'000
Profit after tax as previously reported under AGAAP		77,464	92,535
De-recognition of restructure provisions	(a)	(5,522)	-
Adjustments to goodwill and identifiable intangible amortisation	(b)	67,792	-
Adjustments to deferred tax balances	(c)	(535)	(84)
Share based payment expense	(d)	(3,969)	(3,954)
Movement in minority interest share of profit		123	-
Profit after tax under AIFRS		135,353	88,497

(iii) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instrument: Recognition and Measurement.*

		Consolidated 1.7.2005 $'000	Parent 1.7.2005 $'000
Total equity under AIFRS		945,265	924,595
Financial assets at fair value through the profit and loss account	(e)	(1,353)	(1,353)
Derivative financial instruments	(f)	516	-
Revised equity under AIFRS		944,428	923,242

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statements.

Notes to the reconciliations:

(a) Derecognition of restructure provisions

Under AASB3 provisions for restructuring costs existing at 1 July 2004 that arose as part of acquisition accounting where the acquiree had not, at the acquisition date, recognised an existing liability for restructuring, have been released to opening retained earnings as a transition adjustment.

Note 44 International financial reporting standards (IFRS) (continued)

(b) Adjustments to goodwill and identifiable intangibles

Sonic's AGAAP accounting policy was to amortise goodwill over 20 years and identifiable intangibles over 50 years. Under AIFRS goodwill and indefinite life intangibles are no longer amortised, but instead are subject to impairment testing.

Under the transitional arrangements of AASB 1 there is an option to apply AASB 3 *Business Combinations* prospectively from the transition date to AIFRS. Sonic has chosen this option rather than to restate all previous business combinations.

Under AASB 3 there is a requirement to bring to account all identifiable intangibles acquired in a business combination entered into since the date of transition to AIFRS that meet the recognition and measurement criteria set out in AASB 138 *Intangible Assets*.

Sonic acquired a majority interest in IPN in the prior financial period. In restating this acquisition under AIFRS an identifiable intangible not recognised under AGAAP has been recognised on acquisition and associated amortisation expense has arisen in the restated financial results.

The carrying value of goodwill has been reduced by the derecognition of restructure provisions created under AGAAP.

(c) Income tax

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The identified tax adjustments to Sonic's deferred tax balances that arose on transition to AIFRS included the recognition of deferred tax assets relating to deductible costs not previously recognised under AGAAP, and an increase in deferred tax liabilities relating to the requirement to recognise directly in the foreign currency translation reserve (FCTR) tax amounts attributable to amounts recognised directly in the FCTR.

(d) Share-based payment expense

Under AASB 2 *Share-Based Payment*, Sonic is required to recognise an expense for all share-based remuneration. Under AGAAP no expense was recognised for equity-based compensation.

Under the transitional exemptions of AASB 1 Sonic has elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002.

The share based remuneration expense in the profit and loss is offset via a credit against the share based payment reserve. Consequently there is no net change in consolidated or parent entity equity.

(e) Financial assets at fair value

On the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* the group classified certain investments as financial assets at fair value through profit or loss. On transition the fair value adjustments to these financial assets were recognised in retained earnings.

(f) Derivative financial instruments

On the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* the group's interest rate swaps were determined to be cash flow hedges which met the requirements for hedge accounting. Accordingly on transition, the fair values of the swaps were recognised as financial assets and financial liabilities, and were recognised in equity.

Note 44 International financial reporting standards (IFRS) (continued)

(g) Other changes not impacting equity or net profit

Foreign currency translation reserve: cumulative translation differences
Sonic has elected to apply the exemption in AASB 1 that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition. As such, on transition, the FCTR in the consolidated balance sheet decreased by $7,318,000 with a corresponding increase in retained earnings.

Internally developed software
Internally developed software assets recognised under AGAAP as part of fixed assets are defined under AASB 138 as identifiable intangibles. These assets have been reclassified from fixed assets to intangible assets on transition to AIFRS with no effect on profit or equity.

Revenue disclosures in relation to the sale of non-current assets
Under AIFRS, the net gain or net loss recognised in relation to the sale of a non-current asset is reported as either income or expense. This is in contrast to the previous AGAAP treatment under which the gross proceeds from the sale were recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on profit of this difference is nil. However, the consolidated revenue from ordinary activities would have been $1,507,000 lower than as reported under AGAAP.

Asset revaluation reserve
On transition to AIFRS Sonic deemed the carrying value of all items of property, plant and equipment to be cost from the date of transition. The revaluation reserve of $982,000 in the opening balance sheet of the consolidated and parent entity was written off against opening retained earnings as an AIFRS transition adjustment.

Directors' declaration

For the year ended 30 June 2006

In the directors' opinion:

(a) the financial statements and Notes set out on pages 26 to 99 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporation Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 31 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 31.

The directors have been given the declarations by the Managing Director and Finance Director required by section 295A of the *Corporations Act 2002.*

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Managing Director

C.D. Wilks
Director

Sydney
29 September 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Sonic Healthcare Limited

Audit opinion

In our opinion the financial report of Sonic Healthcare Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Sonic Healthcare Limited and the Sonic Healthcare Group as at 30 June 2006, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*;

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Sonic Healthcare Limited (the company) and the Sonic Healthcare Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.



We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
29 September 2006

Shareholders' information

1. Information relating to shareholders

(a) Distribution schedule as at 18 September 2006

	No. of holders ordinary shares
1 – 1,000	9,972
1,001 – 5,000	9,540
5,001 – 10,000	932
10,001 – 100,000	613
100,001 and over	121
	21,178
Voting rights – on a show of hands	1 / member
– on a poll	1 / share
Percentage of total holding held by the twenty largest holders	77.03%
Number of holders holding less than a marketable parcel	128

(b) Substantial holders as at 18 September 2006

The company has received substantial shareholding notices to 18 September 2006 in respect of the following holdings:

	No. of securities	Percentage held
Commonwealth Bank of Australia and its subsidiaries	44,960,905	15.22%
UBS Nominees Pty Limited and its related bodies corporate	25,448,192	8.62%
JPMorgan Chase & Co. and its affiliates	20,957,996	7.10%
Jardvan Pty Limited	18,458,704	6.25%
The Capital Group Companies, Inc.	17,690,127	5.99%
Concord Capital Limited	15,517,909	5.25%
National Australia Bank Limited Group	15,015,146	5.08%

(c) Names of the twenty largest holders of equity securities as at 18 September 2006

	No. of securities	Percentage held
Citicorp Nominees Pty Limited	48,384,095	16.38%
J P Morgan Nominees Australia Limited	42,484,236	14.39%
National Nominees Limited	39,840,561	13.49%
Westpac Custodian Nominees Limited	31,659,626	10.72%
Jardvan Pty Limited	18,458,704	6.25%
Queensland Investment Corporation	8,987,821	3.04%
ANZ Nominees Limited	7,359,553	2.49%
Cogent Nominees Pty Limited	6,696,232	2.27%
Polly Pty Limited	3,816,646	1.29%
RBC Global Services Australia Nominees Pty Limited	3,377,642	1.14%
HSBC Custody Nominees (Australia) Limited	2,686,805	0.91%
PSS Board	2,603,004	0.88%
Hamlac Pty Limited	1,800,000	0.61%
Invia Custodian Pty Limited	1,699,016	0.58%
Tasman Asset Management Limited	1,577,098	0.53%
CSS Board	1,512,258	0.51%
Quintal Pty Limited	1,500,357	0.51%
Sandhurst Trustees Limited	1,035,981	0.35%
Dr Anthony John Clarke	1,029,900	0.35%
Mrs Jennifer Margaret Robson	1,006,509	0.34%
	227,516,044	**77.03%**

Shareholders' information

2. Unquoted equity securities as at 18 September 2006

	No. on issue	No. of holders
Options issued under the Sonic Healthcare Limited Employee Option Plan to take up ordinary shares.	1,186,875	112
Executive director options to take up ordinary shares.	4,620,000	2
Queensland X-Ray options to take up ordinary shares.	380,000	25
Schottdorf options to take up ordinary shares.	3,000,000	2

3. Securities subject to voluntary escrow as at 18 September 2006

	No. on issue	Date escrow period ends
As at the date of this report the following securities were subject to voluntary escrow:		
Ordinary shares	86,061	5 December, 2006

The above securities were issued to vendor radiologists as part of the acquisition of the Southside Diagnostic Services Group.

Exhibit 17



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Sonic Healthcare Limited
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	25 AUGUST 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds fully paid ordinary shares in Sonic Healthcare Limited.
Date of change	26 September 2006; 27 September 2006; and 28 September 2006.
No. of securities held prior to change	Direct 60,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 3,000,000 options exercisable at $7.50 each. Indirect 1,800,000 Sonic Healthcare Limited fully paid ordinary shares.
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	NIL

Number disposed	• Indirect interest of 70,000 shares disposed on 26 September 2006; • Indirect interest of 70,000 shares disposed on 27 September 2006; • Indirect interest of 460,000 shares disposed on 28 September 2006. (see Detail of contract in Part 2 below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $12.38 per share in respect of indirect interest disposed on 26 September 2006; • $12.76 per share in respect of indirect interest disposed on 27 September 2006; • $13.15 per share in respect of indirect interest disposed on 28 September 2006; (see Detail of contract in Part 2 below)
No. of securities held after change	Direct 60,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 3,000,000 options exercisable at $7.50 each. Indirect 1,200,000 Sonic Healthcare Limited fully paid ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of indirect interest in 600,000 shares as part of maturity of collar and financing arrangement. See Part 2 below for details.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The collar and financing arrangement entered into with Macquarie Bank (as disclosed on 10 September 2004 and 4 March 2005) has matured in respect of 800,000 shares. On 26 September 2006, the term of the collar and financial arrangement on 200,000 of these shares was extended until 28 September 2007. The remaining 600,000 shares subject to this arrangement were sold as per details in Part 1 above. The collar and financing arrangement continues in respect of a further 1.2 million shares (held indirectly through Hamlac Pty Ltd)
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Exhibit 18

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Sonic Healthcare Limited**
ABN 24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	25 AUGUST 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Evinlow Pty Ltd
Date of change	28 September 2006
No. of securities held prior to change	Direct 107,250 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,620,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Evinlow Pty Ltd; 900,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	NIL

Number disposed	Indirect interest of 200,000 shares (see Detail of contract in Part 2 below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.15 per share
No. of securities held after change	<u>Direct</u> 107,250 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,620,000 options exercisable at $7.50 each. <u>Indirect</u> 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Evinlow Pty Ltd; 700,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of indirect interest in 200,000 shares as part of maturity of collar and financing arrangement. See Part 2 below for details.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The collar and financing arrangement entered into with Macquarie Bank (as disclosed on 10 September 2004 and 4 March 2005) has matured in respect of 200,000 shares. The collar and financing arrangement continues in respect of a further 500,000 shares (held indirectly in the name of Estelle Wilks - spouse)
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Exhibit 19

SONIC HEALTHCARE LIMITED

Monday, 16 October 2006

Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: Annual General Meeting Details

The Board of Sonic Healthcare Limited is pleased to announce:

1. Annual General Meeting

The Sonic Healthcare Limited (***Sonic***) 2006 Annual General Meeting will be held at 10.00am on Wednesday 15 November 2006 in Ballroom 2, Four Seasons Hotel Sydney, 199 George Street, Sydney NSW.

2. Despatch of documents

The Notice of Meeting and Proxy form will be sent to all Sonic shareholders today, along with Sonic's 2006 Annual Report.

Pursuant to ASX Listing Rule 3.17, attached is a copy of the Annual Report, Notice of Meeting and Proxy form.

Yours faithfully

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • NORTH RYDE • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066



THIS DOCUMENT IS IMPORTANT

If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.



SONIC HEALTHCARE LIMITED

ACN 004 196 909

NOTICE OF ANNUAL GENERAL MEETING 2006 AND

EXPLANATORY MEMORANDUM

The meeting of shareholders will be held in Ballroom 2, Four Seasons Hotel Sydney, 199 George Street, Sydney NSW on 15 November 2006 at 10.00am.

If you are unable to attend the meeting, you are requested to complete the form of proxy enclosed with this booklet and return it to the share registry, Computershare Investor Services Pty Limited, as soon as possible, and in any event, no later than 10.00am on 13 November 2006.


SONIC
HEALTHCARE
LIMITED

Notice of Annual General Meeting 2006

Notice is given that the 2006 Annual General Meeting of Sonic Healthcare Limited ("Sonic" or "the Company") will be held in Ballroom 2, Four Seasons Hotel Sydney, 199 George Street, Sydney NSW on Wednesday 15 November 2006 at 10.00am.

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider:

(a) the financial reports;

(b) the directors' report; and

(c) the auditor's report

of the Company (and the Group) for the year ended 30 June 2006.

Re-election of Directors

To consider and, if thought fit, to pass the following ordinary resolutions:

1. ***THAT*** *Mr Barry Patterson, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.*

2. ***THAT*** *Mr Colin Jackson, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.*

VOTING NOTE:

All members are entitled to vote on Resolutions 1 and 2


SONIC
HEALTHCARE
LIMITED

SPECIAL BUSINESS

Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:

3. ***THAT*** *the remuneration report for the year ended 30 June 2006 be adopted.*

VOTING NOTE:

The vote on this resolution is advisory only and does not bind the Company or its directors.

By ORDER of the Board of Directors

Paul Alexander
Company Secretary

Dated, 16 October 2006

NOTES:

This Notice is accompanied by an Explanatory Memorandum which provides an explanation of the proposed resolutions.

Voting Entitlement

1. For the purposes of the 2006 Annual General Meeting, shares will be taken to be held by the persons who are registered as members at 7.00pm on 13 November 2006. Accordingly, transfers registered after that time will be disregarded in determining members entitled to attend and vote at the meeting.

Proxies

2. A member has a right to appoint a proxy, who need not be a member of the Company.

3. If a member is entitled to cast two or more votes, the member may appoint two proxies.

4. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's voting rights.

5. The form of proxy must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the member's constitution and the *Corporations Act 2001* (Cth) or under the hand of a duly authorised officer or attorney. In the case of joint holders, the form of proxy must be signed by all holders.


SONIC
HEALTHCARE
LIMITED

6. You may return your proxy form to Sonic's share registry by faxing, posting or delivering it to the relevant address below, or to the registered office of Sonic.

   By fax: 61 8 8236 2305

   By Mail: Sonic Healthcare Limited

   C/o Computershare Investor Services Pty Limited

   GPO Box 242

   Melbourne VIC 3001

   Australia

7. Your proxy form must be received no later than 48 hours before commencement of the Annual General Meeting (ie by 10.00am on 13 November 2006). A form of proxy accompanies this Notice.

8. Alternatively, you may appoint a proxy by the electronic medium available at the website www.computershare.com/proxy/au/Sonic. At the website, members will be able to view an electronic version of the proxy form, which will accept votes and register them accordingly. A member who wishes to use this medium must register their votes by no later than 10.00am on 13 November 2006.

9. Unless a member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.


SONIC
HEALTHCARE
LIMITED

EXPLANATORY MEMORANDUM

ORDINARY BUSINESS

Resolutions 1 and 2 – Re-election of Directors

Under Article 71 of the Constitution of the Company and in accordance with the listing rules of Australian Stock Exchange Limited, no director, other than the Managing Director, may hold office for a continuous period in excess of 3 years or past the third Annual General Meeting following the director's appointment, whichever is the longer, without submitting for re-election. Barry Patterson and Colin Jackson are required to retire as directors at the end of the 2006 Annual General Meeting but, being eligible, offer themselves for re-election.

Brief biographical details of Barry Patterson and Colin Jackson are set out below:

- **Mr Barry Sydney Patterson** (Chairman of the Board, A.S.M.M., M.I.M.M., F.A.I.C.D.)

  Mr Patterson is an engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is considered by the Board to be an independent director and is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992). Mr Patterson was formerly a non-executive director of National 1 Limited from June 2003 to July 2004.

- **Mr Colin Jackson** (O.A.M., F.C.P.A., F.C.A., F.T.I.A., F.A.I.C.D.)

  Mr Jackson is a senior Executive Director of Sonic Healthcare. He plays an active role at Sonic corporate level and, as Sonic Commercial Director, heads up Sonic's procurement department. As Treasurer of the Australian Association of Pathology Practices, he plays an active role representing Sonic at national industry level. Until recently, Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice). Mr Jackson's background is in professional accounting practice. He is a Fellow of the Australian Society of Certified Practising Accountants, the Taxation Institute of Australia and the Institute of Chartered Accountants in Australia. Mr Jackson was appointed as Chairman and non-executive Director of Independent Practitioner Network Limited in August 2004, and was a member of the IPN Audit Committee from August 2004 until June 2006.



SPECIAL BUSINESS

Resolution 3 – Remuneration Report

Sonic's 2006 Annual Report contains a Remuneration Report (as part of the Directors' Report), which sets out the remuneration policy for the Company and reports the remuneration arrangements in place for Directors and specified executives.

The vote on the resolution is advisory only and is not binding on the Directors or the company.

Shareholders will be provided with a reasonable opportunity to ask questions about the Remuneration Report at the Annual General Meeting.


SONIC
HEALTHCARE
LIMITED

ABN 24 004 196 909

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
VIC 3001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of Sonic Healthcare Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sonic Healthcare Limited to be held at Ballroom 2, Four Seasons Hotel Sydney, 199 George Street, Sydney NSW on Wednesday 15 November 2006 at 10.00 am and at any adjournment of that meeting.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
1.	Re-election of Mr Barry Patterson as a Director	☐	☐	☐
2.	Re-election of Mr Colin Jackson as a Director	☐	☐	☐
3.	Adoption of the Remuneration Report for year ended 30 June 2006	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1



Sole Director and Sole Company Secretary

Securityholder 2



Director

Securityholder 3



Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

SHL 13PR


SHL_5_1_014526/000001/000001/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00 am on Wednesday 15 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide SA 5000 Australia
BY MAIL	Registered Office - Sonic Healthcare Limited, 95-99 Epping Road, Macquarie Park, New South Wales 2113 Australia Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	+61 8 8236 2305


SONIC
HEALTHCARE
"We take it personally"

Annual Report

CORPORATE DIRECTORY

Mr B.S. Patterson	*Chairman*
Dr C.S. Goldschmidt	*Managing Director*
Mr C.D. Wilks	*Finance Director*
Mr R.P. Campbell	
Dr P.J. Dubois	
Mr C.J. Jackson	
Mr L.J. Panaccio	
Dr H.F. Scotton	

Mr P.J. Alexander

95-99 Epping Road, Macquarie Park,
New South Wales, 2113, Australia.
Ph: 61 2 9855 5444
Fax: 61 2 9878 5066
Website: www.sonichealthcare.com

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street, Adelaide,
South Australia, 5000, Australia.
Ph: 1300 556 161 (Within Australia)
Ph: 61 3 9415 4000 (Outside Australia)
Fax: 61 8 8236 2305
Website: www.computershare.com

PricewaterhouseCoopers

Allens Arthur Robinson
Baker McKenzie

Australia and New Zealand Banking Group Limited
Citibank, N.A.
Commonwealth Bank of Australia
National Australia Bank Limited
The Royal Bank of Scotland plc
Westpac Banking Corporation
Dresdner Bank AG

Sonic Healthcare Limited (SHL) shares are listed on the Australian Stock Exchange.

Contents

Sonic has continued to demonstrate strong organic growth and synergy capture


2006
20%
21%

FINANCIAL HIGHLIGHTS

REVENUE GROWTH

EBITA GROWTH

- Sonic delivers record earnings result
- Sonic full-year guidance (given in August 2005) achieved
- CPL consolidated from October 2005
- Strong organic revenue growth
- 11th consecutive year of double-digit core EPS growth


860
975
1,037
1,381
1,656
2002
2006
GROSS REVENUE $M
29.4
35.7
41.0
50.4
2002
2006
CORE EPS c


27%
20%
15%
14%

NPAT GROWTH

EPS GROWTH

OPERATING CASH FLOW GROWTH

FULL YEAR DIVIDEND GROWTH

- Sonic progressing negotiations with several acquisition targets in Europe and North America
- Continued organic revenue growth
- IPN progressing growth strategy
- Continued focus on realising synergies and efficiencies


146.7
173.1
196.6
253.0
306.0
2002
2006
EBITA $M
72.1
94.4
108.2
135.4
172.0
2002
2006
NET PROFIT $M

The year in review has been important for Sonic Healthcare in terms of consolidation and positioning for growth in new global markets. Expansion into laboratory markets in the UK, Germany and most recently the USA, have created the opportunity for Sonic to embark on an extended new growth phase in Europe and North America, applying a unique and proven model, successfully launched and executed in Australia over the past decade.

Expansion into laboratory markets in the UK, Germany and most recently the USA, have created the opportunity for Sonic to embark on an extended new growth phase

Group revenue

Within its existing markets, the company has continued to demonstrate strong organic growth and synergy capture, driving further value creation for shareholders.

Financial results for the year were outstanding, with revenue growth of 20%, net earnings growth of 27%, earnings per share growth of 20% and dividend growth of 14%.

The year's growth included Sonic Healthcare's new US laboratory partner, CPL, consolidated into Sonic's accounts from October 2005. At organic growth level, Sonic exceeded market rates, with particularly strong performance from the group's larger laboratory and radiology subsidiaries in Australia.

A note of disappointment was experienced in July when it was announced that Diagnostic Medlab (DML), Sonic's Auckland, New Zealand-based subsidiary would lose its community laboratory contract from 1 July 2007 to a newly formed and untested company. It is peculiar to the system currently in place in New Zealand, that a world-class business of many decades' standing can be treated as a contract. The dramatic and very widespread public and professional outcry over this decision is indicative of the high esteem that DML holds and of the senseless destruction of value that will result if the decision holds sway. Sonic is working diligently with DML senior management and staff to overturn the decision and litigation will commence in November 2006 on the grounds of flawed process and lack of probity. It is unconscionable that a decision of such moment could be made with such poor regard for the fundamentals of laboratory medicine.

The culture of Sonic Healthcare rests with its Core Values, its medical leadership model, its federation structure and its uncompromising commitment to personalised customer service.

Sonic's majority-owned primary care company, IPN (Independent Practitioner Network) continues to perform with increasing strength. Under newly appointed CEO Dr Malcolm Parmenter, IPN has transformed into a stable and growth-oriented organisation with a bright future. IPN's re-focussed medical approach presents an appealing model to doctors and is naturally conducive to Sonic's own operating model. Collaboration and synergy between the two organisations will therefore be enhanced into the future.

The year has been noteworthy for the mounting awareness and understanding of Sonic Healthcare - and what the company represents - in the health care markets of Europe and North America. Sonic is in a uniquely strong market position because of its deeply embedded and very special culture. The culture of Sonic Healthcare rests with its Core Values (a code of internal behaviour), its medical leadership model (remaining true to the tenets of the medical profession), its federation structure (reinforcing identity and management autonomy for subsidiary companies) and its uncompromising commitment to personalised customer service (now neatly captured in the Sonic slogan *"We take it personally"*). This "cultural model" provides a major point of differentiation in an increasingly competitive global market place.



growth in EPS


146.7
137.4
156.3
214.1
247.2
2002
2006
NET OPERATING CASH FLOW $M
20.0
25.0
30.0
36.0
41.0
2002
2006
DIVIDENDS DECLARED c

Sonic Healthcare currently operates 28 separate subsidiary companies, in both hemispheres, and employs over 14,000 staff. The increasing scale and distribution of the company's operations have made it necessary to ensure the preservation of those particular corporate and cultural features that have determined Sonic's success to date. To this end, the Sonic Corporate Development department was established during the year, specifically to preserve and advance the Sonic Healthcare culture throughout the group's operations. This is an important step for the organisation and one that I believe will yield value for decades to come. Dr Gloria Armellin, one of Sonic's senior pathologists, heads up the department and I wish her and her team well in this novel and exciting initiative.

It is with great pride that Sonic Healthcare stands on the threshold of an exciting future.

It is with great pride that Sonic Healthcare stands on the threshold of an exciting future. With a history spanning less than twenty years, the company has matured to become a force on the global stage of medical diagnostics. There can be no doubt that it is the relentless and passionate dedication of thousands of Sonic people that has propelled the company to the eminent position it now enjoys. I take this opportunity to offer them my thanks and congratulations for an outstanding achievement to date.

Dr Colin Goldschmidt
CEO and Managing Director


Sonic Healthcare Annual Report
2006



Your directors present their report on the consolidated entity consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

DIRECTORS

The following persons were directors of Sonic Healthcare Limited during the whole of the financial year and up to the date of this report:

Mr B.S. Patterson	*Chairman*
Dr C.S. Goldschmidt	*Managing Director*
Mr C.D. Wilks	*Finance Director*
Mr R.P. Campbell	
Dr P.J. Dubois	
Mr C.J. Jackson	
Dr H.F. Scotton	
Mr L.J. Panaccio	

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of the provision of medical diagnostic services and the provision of administrative services and facilities to medical practitioners.

DIVIDENDS

Details of dividends in respect of the current year and previous financial year are as follows:

	2006 $'000	2005 $'000
Interim dividend paid	44,172	35,665
Final dividend paid	76,784	63,367
Total dividend for the year	120,956	99,032

On 21 August 2006, the Board declared a final dividend in respect of the year ended 30 June 2006 of 26 cents per ordinary share, 100% franked (at 30%) to be paid on 19 September 2006 with a record date of 5 September 2006. An interim dividend of 15 cents per ordinary share 100% franked (at 30%) was paid on 20 March 2006.

A final dividend of 23 cents per ordinary share was paid on 19 September 2005 in respect of the year ended 30 June 2005, out of profits of that year as recommended by the directors in last year's Directors' report. The interim dividend in respect of the year ended 30 June 2005 was 13 cents per ordinary share, paid on 17 March 2005.

The company's dividend reinvestment plan (DRP) was suspended in respect of the 2005 and 2006 interim and final dividends and remains so until further notice.

REVIEW OF OPERATIONS

A summary of consolidated revenue and earnings is set out below:

	2006 $'000	2005 $'000	Movement %
Total Revenue	1,656,367	1,380,905	19.9%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	360,307	301,189	19.6%
Depreciation and lease amortisation	(54,274)	(48,184)	12.6%
Earnings before interest, tax and intangibles amortisation (EBITA)	306,033	253,005	21.0%
Amortisation of intangibles	(1,823)	(1,708)	6.7%
Net interest expense	(40,435)	(41,490)	(2.5)%
Income tax attributable to operating profit	(77,960)	(62,633)	24.5%
Net (profit) attributable to minority interests	(13,786)	(11,821)	16.6%
Net profit attributable to shareholders of Sonic Healthcare Limited	172,029	135,353	27.1%

Note that all comparatives in this report have been restated (where applicable) as a result of the application of the Australian equivalents to International Financial Reporting Standards (AIFRS).

(a) Revenue

Revenue for the year increased by 19.9% from the prior year reflecting the following factors:

- Strong organic (excluding acquisitions) growth of around 7%.
- The acquisition of Clinical Pathology Laboratories, Inc. (CPL) from 1 October 2005.
- A full year of the businesses acquired during the 2005 year, including Independent Practitioner Network Limited (IPN) (August 2004), Accord Pathology (November 2004) and the acquisition by IPN of Endeavour Healthcare's medical centres (November 2004).

(b) Profit

The net profit (after minority interests) of the consolidated entity for the year was $172,029,000 (2005: $135,353,000), after deducting income tax expense of $77,960,000 (2005: $62,633,000). Diluted earnings per share increased 19.8% from 48.9 cents to 58.6 cents.

Operating margin:	2006	2005
EBITA as a % of Revenue	18.5%	18.3%

Margin expansion was strong in the Pathology division due to revenue growth, extraction of synergies and efficiency improvements. Margin expansion has been mitigated by the acquisition of CPL (acquired 1 October 2005) and by a full 12 months of IPN (acquired 26 August 2004). Both of these entities reported lower margins than the average of Sonic's other businesses. Sonic's Australian Pathology operations increased margins by 60 bps in the year. The Radiology division experienced margin decline in the period, mainly due to wage pressures. Strategies to address the wage pressures are underway.

The results for the year were within the revenue and EBITA guidance ranges provided by Sonic in August 2005. 2006 was Sonic's eleventh successive year of double-digit core earnings per share growth.

Net interest expense decreased 2.5% on the prior year (despite increased debt as a result of the CPL acquisition) due to lower margins on Sonic's senior debt facility, which was refinanced during the year, and a change in the mix of currencies borrowed after the acquisition of CPL (funded in USD) and subsequent capital raisings (in AUD). Appropriate interest rate hedging arrangements are in place.

Tax expense has increased 24.5% on the prior year reflecting growth in earnings.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the course of the financial year included the following:

- The acquisition of an ~ 82% interest in CPL, the largest privately owned pathology business in the United States, and its integration into the Sonic group. CPL's results have been consolidated into Sonic from 1 October 2005.
- The successful raising of over $250m of equity comprising a combination of an institutional placement and a Shareholder Purchase Plan. The proceeds of both were used to retire debt associated with the CPL acquisition.
- Sonic completed a restructuring and expansion of its senior debt facility, leading to the establishment of a $1 billion facility which is more flexible, has a lower cost of funds and which provides Sonic with significant "head room" for expansion.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years, other than as follows:

- On 21 August 2006 Sonic's directors declared a final dividend for 2006 of 26 cents per ordinary share which was paid on 19 September 2006. Sonic's dividend reinvestment plan remained suspended for this dividend and until further notice.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Sonic's main focus during the 2007 and future financial years will be to continue to grow shareholder value through both acquisitions and organic growth, and by extracting efficiencies from its existing businesses.

Sonic is poised for significant expansion both in North America and Europe and is currently progressing negotiations with a number of acquisition and outsourcing targets in these markets. The solid base, synergies and local market knowledge provided to Sonic by CPL (USA), Schottdorf (Germany) and TDL (UK) provide the ideal platform for further expansion in international markets.

On 22 August 2006 Sonic provided guidance ranges to the market in relation to the 2007 financial year as follows:

Organic revenue growth	~ 5% (~ 9% including full year effect of CPL)
EPS growth	~ 10%

This guidance includes a full year contribution from CPL, but excludes any further acquisitions.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would prejudice Sonic's competitive position in the market place.

INFORMATION ON DIRECTORS

(a) Directors' profiles



Barry Patterson – *Chairman* A.S.M.M., M.I.M.M., F.A.I.C.D.

Mr Patterson is an engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is considered to be an independent director and is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992). Mr Patterson was formerly a non-executive director of National 1 Limited from June 2003 to July 2004.



Dr Colin Goldschmidt – *Managing Director* M.B., B.Ch., F.R.C.P.A., F.A.I.C.D.

Dr Goldschmidt became the Managing Director of Sonic Healthcare Limited and its subsidiaries in 1993, prior to which he was the Medical Director of Douglass Hanly Moir Pathology. He joined the company after completing his Australian Pathology Fellowship training in Sydney in 1986. Dr Goldschmidt is a member of the Risk Management Committee and the Nominations Committee. Dr Goldschmidt is currently a non-executive director of Silex Systems Limited (since 1992), a non-executive director of Independent Practitioner Network Limited (since August 2005), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.



Christopher Wilks – *Finance Director* B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private merchant bank and has held positions on the boards of a number of public companies. Mr Wilks has been a director of Sonic since 1989 and is a member of the Risk Management Committee. Mr Wilks is currently a non-executive director of Independent Practitioner Network Limited (since August 2005), an executive director of Silex Systems Limited (since 1988), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.



Peter Campbell F.C.A., F.T.I.A., F.A.I.C.D.

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is considered to be an independent director and is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996), and was formerly a non-executive director of SciGen Ltd from 1999 to February 2005.



Dr Philip Dubois *M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.*

Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies including the Diagnostic Economic Committee and the Council of the Royal Australian and New Zealand College of Radiologists (RANZCR) and the Diagnostic Imaging Management Committee. He is currently Vice President of the Australian Diagnostic Imaging Association (ADIA), a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA), and member of the Nuclear Imaging Consultative Committee. Dr Dubois is a member of Sonic's Risk Management Committee. Dr Dubois is currently a non-executive director of Magnetica Limited (since December 2004).



Colin Jackson *D.A.M., F.C.P.A., F.C.A., F.T.I.A., F.A.I.C.D.*

Mr Jackson is a senior Executive Director of Sonic Healthcare. He plays an active role at Sonic corporate level and, as Sonic Commercial Director, heads up Sonic's procurement department. As Treasurer of the Australian Association of Pathology Practices, he plays an active role representing Sonic at national industry level. Until recently, Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice). Mr Jackson's background is in professional accounting practice. He is a Fellow of the Australian Society of Certified Practising Accountants, the Taxation Institute of Australia and the Institute of Chartered Accountants in Australia. Mr Jackson was appointed as Chairman and non-executive Director of Independent Practitioner Network Limited in August 2004, and was a member of the IPN Audit Committee from August 2004 until June 2006.



Lou Panaccio *B.Ec. C.A., M.A.I.C.D.*

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Chairman of CPW Group, a director of the Inner Eastern Community Health Service in Victoria, Executive Chairman of Health Networks Australia, and was formerly a non-executive director of Primelife Corporation Limited from 2001 until November 2005. Mr Panaccio was the Chief Executive Officer and an Executive Director of Melbourne Pathology for ten years to 2001. Mr Panaccio is considered to be an independent director and is a member of the Audit Committee.



Dr Hugh Scotton *M.B., B.S., F.R.A.N.Z.C.R., D.D.U., F.A.I.C.D.*

Dr Scotton trained in radiology in Adelaide and Brisbane prior to entering private practice in the Hunter Valley in 1972. He was Chairman of Pacific Medical Imaging, incorporating radiology groups in the Hunter Valley, Sydney and Illawarra from 1999 until the acquisition of the group in 2001 by Sonic. Prior to the formation of Pacific Medical Imaging, Dr Scotton was Chairman of the Hunter Imaging Group, the largest imaging practice in the Hunter Valley. He currently retains that position.

(b) Company secretary

Paul Alexander *B.Ec. C.A., F.Fin.*

Mr Alexander has been the Group Financial Controller of Sonic Healthcare Limited since 1997 and Sonic's Company Secretary since 2001. Prior to joining Sonic, Mr Alexander gained 10 years experience in professional accounting practice, mainly with Price Waterhouse, and was also Financial Controller and Company Secretary of a subsidiary of a multinational company for two years. Mr Alexander is a non-executive director of IPN (since August 2005) and a member of the IPN Audit Committee (since June 2006).

INFORMATION ON DIRECTORS (CONTINUED)

(c) Directors' interests in shares and options as at 29 September 2006

Director's name	Class of shares	Number of shares	Interest	Options
B.S. Patterson	Ordinary	3,816,646	Beneficially	-
Dr C.S. Goldschmidt	Ordinary	60,000	Personally	3,000,000
		1,200,000	Beneficially	-
C.D. Wilks	Ordinary	107,250	Personally	1,620,000
		773,000	Beneficially	-
R.P. Campbell	Ordinary	-	-	-
Dr P.J. Dubois	Ordinary	4,009	Personally	-
		120,714	Beneficially	-
C.J. Jackson	Ordinary	490,590	Personally	-
L.J. Panaccio	Ordinary	-	-	-
Dr H.F. Scotton	Ordinary	180,634	Personally	-

MEETINGS OF DIRECTORS

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2006, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees							
			Audit		Remuneration		Risk Management		Nominations	
	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held
B.S. Patterson	8	13	4	4	2	2	-	-	2	2
Dr C.S. Goldschmidt	13	13	-	-	-	-	2	2	2	2
C.D. Wilks	13	13	-	-	-	-	2	2	-	-
R.P. Campbell	13	13	4	4	2	2	-	-	2	2
Dr P.J. Dubois	13	13	-	-	-	-	2	2	-	-
C.J. Jackson	12	13	-	-	-	-	-	-	-	-
L.J. Panaccio	12	13	4	4	-	-	-	-	-	-
Dr H.F. Scotton	13	13	-	-	-	-	-	-	-	-

INSURANCE OF OFFICERS

During the financial year, the company entered into agreements to indemnify all directors of the company that are named above and current and former directors of the company and its controlled entities against all liabilities to persons (other than the company or related entity) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving lack of good faith. The company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or related entity) incurred in their position as a director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage. The insurance policy does not allow disclosure of the nature of the liabilities insured against or the premium paid under the policy.

ENVIRONMENTAL REGULATION

The consolidated entity is subject to environmental regulation in respect of the transport and disposal of medical waste. The consolidated entity contracts with reputable, licensed businesses to dispose of waste and there have been no investigations or claims during the financial year. The directors believe that the consolidated entity has complied with all environmental regulations.

NON-AUDIT SERVICES

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the consolidated entity are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are as follows:

	2006 $	2005 $
PricewaterhouseCoopers – Australian firm		
Audit or review of the financial reports of the entity or any entity in the consolidated entity	514,148	409,832
Accounting and advisory services	100,630	22,290
Total audit and accounting/advisory services	614,778	432,122
Taxation advice	-	104,814
Total remuneration	614,778	536,936
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)		
Audit or review of the financial reports of the entity or any entity in the consolidated entity	726,924	280,794
Accounting and advisory services	150,656	9,390
Total audit and accounting/advisory services	877,580	290,184
Taxation compliance services	20,199	5,549
Taxation advice	-	51,068
Total taxation advice and compliance services	20,199	56,617
Total remuneration	897,779	346,801

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001*. In the opinion of the directors none of the services provided undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 26.

SHARE OPTIONS

Information on share options are detailed in Note 6 - Share options.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

REMUNERATION REPORT

The directors of Sonic Healthcare Limited present the Remuneration Report for the year ended 30 June 2006 in accordance with section 300A of the Corporations Act.

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the consolidated entity's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the consolidated entity and thus align reward with the creation of value for shareholders.

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of current market practice and non-executive director fees for entities of similar size and complexity, the Board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executive service contracts, the consolidated entity does not contract to provide retirement benefits to directors or executives.

Performance of the consolidated entity

Sonic Healthcare Limited's total shareholder return over the five year period to June 2006 was 108%. This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. This total shareholder return calculation incorporates the value of the SciGen equity issue to Sonic shareholders in November 2002. Earnings over the five year period were as follows:

	2002	2003	2004	2005	2006	Compound Average Annual Growth Rate*
Core earnings per share (cps)	29.4	35.7	41.0	50.4	60.4	19.7%
Net profit attributable to members ($'000)**	72,081	94,434	108,212	135,353	172,029	24.3%

* The compound average annual growth rate is calculated over the period shown.

** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

The total remuneration of the directors of Sonic Healthcare Limited and the five most highly remunerated executives of the consolidated entity was as follows:

	2006 $	2005* $
Short term employee benefits	7,338,846	7,260,282
Post employment benefits (superannuation contributions)	769,412	695,117
Share based payments	5,210,123	4,284,159
	13,318,381	12,239,558

* The directors and executives in the current period differ from those in the comparative period.

Details of the nature and amount of each element of the emoluments of each director of Sonic Healthcare Limited and each of the five most highly remunerated executives of the consolidated entity are set out below.

(a) Non-executive directors of Sonic Healthcare Limited

Name	2006 Directors' fee $	2005 Directors' fee $
B.S. Patterson (Chairman)	55,000	50,000
R.P. Campbell	55,000	50,000
L.J. Panaccio*	53,333	-

* Appointment effective 30 June 2005.

Superannuation contributions required by the Superannuation Guarantee Charge legislation are deducted from gross Directors' fees as appropriate.

REMUNERATION REPORT (CONTINUED)

(b) Executive directors of Sonic Healthcare Limited

12 months to 30 June 2006

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $
Dr C.S. Goldschmidt *Managing Director*	559,442	170,419	586,000	20,139
C.D. Wilks *Finance Director*	447,861	-	316,440	12,139
Dr P.J. Dubois *Director*	443,026	9,518	70,000	4,500
C.J. Jackson *Director*	459,614	4,803	-	22,754
Dr H.F. Scotton *Director*	304,418	-	-	105,072

* Other benefits include fringe benefits tax.

12 months to 30 June 2005

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $
Dr C.S. Goldschmidt *Managing Director*	584,890	145,525	526,000	19,585
C.D. Wilks *Finance Director*	448,415	-	284,040	11,585
Dr P.J. Dubois *Director*	375,018	1,830	-	4,500
C.J. Jackson *Director*	429,088	8,859	-	21,191
Dr H.F. Scotton *Director*	242,864	-	-	100,480

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2006 were $210,561 and $3,172,978 respectively (2005: $249,601 and $2,339,825). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2006 were $113,176 and $1,713,408 respectively (2005: $134,160 and $1,263,505).

Cash bonuses, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 84% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2006 (2005: 81%), and 82% of C.D. Wilks' remuneration for the 12 months to 30 June 2006 (2005: 79%). Cash bonuses are a performance related component of Dr. P.J. Dubois' remuneration and made up 13% of his remuneration for the 12 months to 30 June 2006 (2005: 0%).

(c) Other executives of the consolidated entity

"Other executives" are the five most highly remunerated executives in the consolidated group who are involved with the management of the affairs of Sonic Healthcare Limited and/or its controlled entities.

12 months to 30 June 2006

Name	Salary & fees $	Other benefits $	Cash bonus $	Superannuation $
D. Byrne* *CEO* *The Doctors Laboratory*	445,951	65,155	345,423	128,066
Dr R. Prudo* *Executive Chairman* *The Doctors Laboratory*	242,626	65,402	173,233	437,438
Dr B. Schottdorf** *Executive Chairman* *The Schottdorf Group*	943,178	26,835	-	-
G. Schottdorf** *CEO* *The Schottdorf Group*	827,092	26,568	-	-
D. Schultz *** *President and COO* *Clinical Pathology Laboratories, Inc.*	329,996	6,838	320,374	24,605

* D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.

** Dr B. Schottdorf and G. Schottdorf are employed by the Schottdorf Group in Germany. They are remunerated in Euros.

*** D. Schultz is employed by CPL in the United States of America, and is remunerated in US dollars. The remuneration shown is for the period from 1 October 2005.

REMUNERATION REPORT (CONTINUED)

12 months to 30 June 2005

Name	Salary & fees $	Other benefits $	Cash bonus $	Superannuation $
D. Byrne* *CEO* *The Doctors Laboratory*	423,514	66,111	123,305	122,308
Dr R. Prudo* *Executive Chairman* *The Doctors Laboratory*	251,541	79,428	88,779	396,814
Dr B. Schottdorf** *Executive Chairman* *The Schottdorf Group*	977,887	27,822	167,398	-
G. Schottdorf** *CEO* *The Schottdorf Group*	773,126	27,033	334,796	-
R.E. Shreeve**** *Managing Director* *Independent Practitioner Network Limited*	407,013	-	375,000	9,654

**** R.E. Shreeve resigned as Managing Director of IPN on 26 July 2005 and was appointed Chief Executive Officer of IPN on the same date. He resigned as Chief Executive Officer on 30 November 2005.

In addition to the remuneration disclosed above fully paid ordinary shares were issued to both Dr R. Prudo and D. Byrne under the terms of their service contracts during the 12 months to 30 June 2005. The market values of these shares at the time of grant to Dr. R. Prudo and D. Byrne were $100,118 and $129,366 respectively.

The relative proportions of conditional entitlements awarded to total remuneration for the 12 months to 30 June 2006 were; D. Byrne 35% (2005: 29%), Dr R. Prudo 19% (2005: 21%), Dr B. Schottdorf 0% (2005: 14%), G. Schottdorf 0% (2005: 29%), and D. Schultz 47%.

R.E. Shreeve was issued options over unissued ordinary IPN shares on 20 August 2002. The fair value of these options at the time of the grant has been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above the calculated value of IPN options allocated to the period to 30 June 2005 was $67,584. Options over unissued ordinary shares in IPN granted in August 2002 accounted for 8% of R.E. Shreeve's remuneration in the 12 months to 30 June 2005. No options were issued to or exercised by R.E. Shreeve during the current or prior financial year. All options held by R.E. Shreeve were forfeited upon his resignation from IPN on 30 November 2005.

(d) Service agreements

None of the directors of Sonic Healthcare Limited have a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which are to run for 5 consecutive years until 30 June 2008, are as follows:

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share are at least 10% higher than the previous year. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

C.D. Wilks

- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 540,000 options per annum exercisable at $7.50 if core earnings per share are at least 10% higher than the previous year. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

During the financial year 20,000 fully paid up ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2005 financial year.

Since the end of the financial year, but prior to the date of this report, identical issues of fully paid up ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2006 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is 61,500 shares and 3,080,000 options.

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 67% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2006. Options issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2006 had an aggregate value of $3,939,610.

(d) Service agreements (continued)

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 66% of C.D. Wilks' remuneration for the 12 months to 30 June 2006. Options issued to C.D. Wilks during the 12 months to 30 June 2006 had an aggregate value of $2,127,390. 200,000 options issued in April 2000 were exercised during the financial year. The value at exercise date of these options (being the difference between the market price and the exercise price) was $2,044,000. The total value of options issued in the financial year and the value of options issued in prior years exercised in this financial year is $4,171,390.

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using appropriate pricing models that take into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

Service agreements for other executives are detailed below.

D. Byrne

Following the acquisition of TDL in April 2002, a 5 year service contract was established with the following key terms:

- Initial base salary of £150,000 per annum, plus superannuation and other benefits to be reviewed annually on 1 September each year.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL.
- Issue of £50,000 of fully paid ordinary Sonic shares following the award of a revenue contract or completion of an acquisition by TDL deemed to be of strategic significance.
- Twelve month notice period by either party.

Dr R. Prudo

Following the acquisition of TDL, a 5 year service contract was established with the following key terms:

- Initial base salary of £165,000 per annum, plus superannuation and other benefits to be reviewed annually on 1 September each year.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL.
- Issue of £50,000 of fully paid ordinary Sonic shares following the award of a revenue contract or completion of an acquisition by TDL deemed to be of strategic significance.
- Twelve month notice period by either party.

Dr B. Schottdorf

Following the acquisition of the Schottdorf Group in June 2004, a rolling service contract was established with the following key terms:

- Base salary of €579,000.
- Cash bonus arrangement (capped at €165,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

G. Schottdorf

Following the acquisition of the Schottdorf Group, a rolling service contract was established with the following key terms:

- Base salary of €508,000.
- Cash bonus arrangement (capped at €330,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

D. Schultz

No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:

- Base salary of US$325,000
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of CPL.

Under Sonic's strategy for investment in new offshore markets, Sonic seeks to acquire a majority stake but leaves local management with an ownership interest. Dr B. Schottdorf and G. Schottdorf own 44.1% of the Schottdorf business, and D. Schultz is one of the ~18% minority owners of CPL. These executives are therefore incentivised to create value in their businesses via personal ownership. As part of the acquisition consideration for the Schottdorf business, Dr B. Schottdorf and G. Schottdorf were issued 3,000,000 options over Sonic shares which further align their interests with those of Sonic's shareholders.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
29 September 2006



PricewaterhouseCoopers
ABN 52 780 433 757

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GPO BOX 2650
SYDNEY NSW 1171
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www.pwc.com/au
Telephone +61 2 8266 0000
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AUDITORS' INDEPENDENCE DECLARATION

As lead auditor for the audit of Sonic Healthcare Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

B K Hunter
Partner
PricewaterhouseCoopers

Sydney
29 September 2006

The board of Sonic Healthcare continues to place great importance on the governance of the company, which it believes is vital to its well being and success. There are two elements to the governance of companies: performance and conformance. Both are important but it is critical that focus on conformance does not detract from the principal function of a business, which is to undertake prudent activities to:

- generate rewards for shareholders who invest their capital,
- provide services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes positively to the community.

In this framework it is crucial that shareholders have clear visibility of the actions of the company and that they can rely on reported financial information. The Sonic board has committed itself to provide relevant, accurate information to shareholders on a timely basis and has adopted policies and procedures designed to ensure that the group's financial reports are true and fair, meet high standards of disclosure integrity and provide all material information necessary to understand the group's financial performance.

Sonic's board and management are committed to governance which recognises that all aspects of the group's operations are conducted ethically, responsibly and with the highest standards of integrity. The board has adopted practices and policies designed to achieve these aims. In March 2003, the ASX Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations (Recommendations). Sonic supports the Recommendations in advancing good corporate governance. Sonic's board has reviewed Sonic's compliance with the Recommendations, and in areas where Sonic's existing practices and policies were not in accordance with the Recommendations, Sonic has implemented change in a prudent manner. Sonic's website (www.sonichealthcare.com.au) includes a Corporate Governance section which sets out the information required by the Recommendations plus other relevant information, including copies of all Policies, Charters and Codes referred to herein.

Sonic's Code of Ethics (discussed below) and Core Values set out the fundamental principles that govern the way that all Sonic people conduct themselves. Sonic's Core Values apply equally to every employee of Sonic and were formulated with significant input from Sonic's staff. They have been embraced throughout the group. Sonic's Core Values are:

- *Commit to Service Excellence*
  To willingly serve all those with whom we deal with unsurpassed excellence.

- *Treat each other with Respect & Honesty*
  To grow a workplace where trust, team spirit and equity are an integral part of everything we do.

- *Demonstrate Responsibility & Accountability*
  To set an example, to take ownership of each situation to the best of our ability and to seek help when needed.

- *Be Enthusiastic about Continuous Improvement*
  To never be complacent, to recognise limitations and opportunities for ourselves and processes and to learn through these.

- *Maintain Confidentiality*
  With regard to patient records and all information pertaining to patients as well as other professional and commercial issues.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place throughout the year.

1. BOARD OF DIRECTORS

(a) Role of the board

The board of directors is accountable to shareholders for the performance of the parent entity and the consolidated group and is responsible for the corporate governance practices of the group.

The board's principal objective is to maintain and increase shareholder value while ensuring that the group's overall activities are properly managed.

Sonic's corporate governance practices provide the structure which enables the board's principal objective to be achieved, whilst ensuring that the business and affairs of the group are conducted ethically and in accordance with the law.

The board's overall responsibilities include:

- providing strategic direction and approving corporate strategies;
- monitoring management and financial performance and reporting;
- monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms, and
- ensuring the business is conducted ethically and transparently.

The board delegates responsibility for day-to-day management of the business to the Managing Director and senior executives. The Managing Director also oversees the implementation of strategies approved by the board. The board uses a number of committees to support it in matters that require more intensive review and involvement. Details of the board committees are provided below.

As part of its commitment to good corporate governance, the board regularly reviews the practices and standards governing the board's composition, independence and effectiveness, the accountability and compensation of directors (and senior executives) and the board's responsibility for the stewardship of the group.

The role and responsibilities of the board, the functions reserved to the board and those delegated to management have been formalised in the Sonic Board Charter.

(b) Composition of the board

The directors of the company in office at the date of this statement are:

Name	Age	Term of office (Years)	Position	Expertise	Committees
Mr Barry Patterson	65	13	Chairman Non-Executive, independent Director	Company Management	Chairman of Remuneration and Nominations Committees, member of Audit Committee
Dr Colin Goldschmidt	52	13	Managing Director	Healthcare Industry and Company Management	Chairman of Risk Management Committee, member of Nominations Committee
Mr Chris Wilks	48	16	Finance Director	Finance, Accounting, Banking, Secretarial and Company Management	Member of Risk Management Committee
Mr Peter Campbell	61	13	Non-Executive, independent Director	Finance and Accounting, Computing and Company Management	Chairman of Audit Committee, member of Remuneration and Nominations Committees

Name	Age	Term of office (Years)	Position	Expertise	Committees
Dr Philip Dubois	60	5	Executive Director	Radiology Industry and Company Management	Member of Risk Management Committee
Mr Colin Jackson	58	6	Executive Director	Finance, Pathology Industry and Company Management	
Mr Lou Panaccio	49	1	Non-Executive, independent Director	Finance, Pathology Industry and Company Management	Member of Audit Committee
Dr Hugh Scotton	64	5	Executive Director	Radiology Industry and Company Management	

The composition of Sonic's board is consistent with the principle of medical management and leadership which has been a core strategy of Sonic's since 1992. Sonic's Managing Director is a qualified pathologist, and the board also includes two radiologists, ensuring that it has the capacity to understand complex medical issues and be in close touch with the medical marketplace. The presence of medical practitioners on Sonic's board also gives comfort both to referring doctors (Sonic's customers) and to owners of diagnostic practices which Sonic seeks to acquire. This strategy has resulted in a board which has a relatively high proportion of executive directors.

Dr Dubois, Mr Jackson and Dr Scotton were appointed to the board following acquisitions of practices in which they held leadership positions. Their presence on the board has played an important role in consolidating several of the larger independent practices acquired by Sonic into a cohesive group.

Sonic's non-executive directors, induding the Chairman, are considered independent and perform major roles in the board committees.

For the reasons described above, Sonic does not comply with ASX Corporate Governance Council Recommendation 2.1: "A majority of the board should be independent directors". Due to the importance to Sonic of medical leadership and representation of major medical practice subsidiaries on the board, it is envisaged that Sonic will not fully comply with Recommendation 2.1 in the short to medium term, however the appointment of a Nominations Committee in July 2003, the retirements of two executive directors at the 2003 Annual General Meeting and the appointment of Mr Lou Panaccio (June 2005) as an additional independent director were significant steps towards compliance.

The board has resolved that the position of Chairman of the board be held by an independent director, and the position of Chairman and Managing Director will be held by different persons. The board has also resolved that the mere fact that a director has been in office for a period greater than 10 years does not change that director's status as an independent. The board has specifically considered the position of Mr Barry Patterson and has determined that he is independent.

The size and composition of the board is determined by the full board acting on recommendations of the Nominations Committee. Sonic's constitution requires that the board comprise no more than 12 and no less than 3 directors at any time. Sonic's constitution also requires all directors other than the Managing Director to offer themselves for re-election at an Annual General Meeting, such that they do not hold office without re-election for longer than three years.

(c) Board meetings

The board meets formally at least 10 times a year to consider a broad range of matters, including strategy, financial performance reviews, capital management and acquisitions. Details of meetings (both full board and committees) and attendances are set out in the Directors' report.

(d) Independent professional advice and access to information

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

All directors have unrestricted access to company records and information and receive detailed financial and operational reports from senior management during the year to enable them to carry out their duties. Directors also liaise with senior management as required, and may consult with other employees and seek additional information on request.

(e) Conflicts of interest of directors

The board has guidelines dealing with disclosure of interests by directors and participation and voting at board meetings where any such interests are discussed. In accordance with the Corporations Act, any director with a material personal interest in a matter being considered by the board does not receive the relevant board papers, must not be present when the matter is being considered, and may not vote on the matter.

(f) Share trading

Under Sonic's Share Trading Policy all Sonic employees are prohibited from buying or selling Sonic shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading". Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following the provision to the market at any time by Sonic of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. Prohibitions also apply to financial instruments related to Sonic's shares and to trading in the shares of other entities using information obtained through employment with Sonic. In addition, the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares. All Sonic share dealings by directors are promptly notified to the Australian Stock Exchange (ASX).

2. BOARD COMMITTEES

To assist the board in fulfilling its duties, there are currently four board committees whose terms of reference and powers are determined by the board.

(a) Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the board on remuneration packages and policies applicable to the Managing Director and Finance Director and to advise the board in relation to equity based incentive schemes for other employees. In addition, the Committee ensures appropriate disclosure is provided to shareholders in relation to remuneration policies and that equity based remuneration is within plans approved by shareholders. The Remuneration Committee, when deemed necessary, obtains independent advice on the appropriateness of remuneration packages.

The members of the Remuneration Committee during the year were:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell

The Remuneration Committee operates under a formal Charter and meets on an as required basis.

The current remuneration for non-executive directors is $80,000 per annum plus $10,000 per annum for each Board Committee upon which they serve. Further details of Sonic's remuneration policies for executive directors and senior executives of the company, and the relationship between such policy and the company's performance is provided in the Directors' report.

(b) Audit Committee

The principal role of the Audit Committee is to provide the board, investors, owners and stakeholders with confidence that the financial reports for the company represent a true and fair view of the company's financial condition and operational results in all material respects, and are in accordance with relevant accounting standards.

The members of the Audit Committee are:

Mr R.P. Campbell (Chairman)
Mr L.J. Panaccio
Mr B.S. Patterson

The external auditors, the Managing Director and the Finance Director are invited to Audit Committee meetings at the discretion of the Committee.

The responsibilities of the Audit Committee are set out in its Charter and include:

- Assisting the board in its oversight responsibilities by monitoring and advising on:
  - the integrity of the financial statements of the company
  - the company's accounting policies and practices in accordance with current and emerging accounting standards
  - the external auditors' independence and performance
  - compliance with legal and regulatory requirements and policies in this regard
  - compliance with the policy framework in place from time to time
  - internal controls, and the overall efficiency and effectiveness of financial operations
- Providing a forum for communication between the board, executive leadership and external auditors.
- Providing a conduit to the board for external advice on audit and financial risk management.

In fulfilling its responsibilities, the Audit Committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year – more frequently if necessary, and reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved. The external auditors have a clear line of direct communication at any time to either the Chairman of the Audit Committee or the Chairman of the board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

(c) Risk Management Committee

The members of the Risk Management Committee are:

Dr C.S. Goldschmidt (Chairman)
Mr C.D. Wilks
Dr P.J. Dubois

The Risk Management Committee's responsibilities are set out in its Charter and include:

- Assisting the board in its oversight responsibilities by monitoring and advising on:
  - the management of operational risks, *including but not limited to:*
    - the company's insurance program
    - environmental risks
    - disaster recovery strategy
    - litigation against the company
    - industry related regulatory compliance
  - compliance with the policy framework in place from time to time.
  - internal controls over operational risks.
  - the company's overall operational risk management program.

(c) Risk Management Committee (continued)

- Providing a forum for communication between the board, management and external risk management advisors.
- Providing a conduit to the board for external advice on operational risk management.

The Risk Management Committee does not have any responsibility in relation to strategic and financial risk management, which is the responsibility of the company's Audit Committee.

The Committee meets at least twice per year.

(d) Nominations Committee

The Nominations Committee's role, as set out in its Charter, is to:

- Review the board structure regularly.
- Advise the board on the recruitment, appointment and removal of directors.
- Assess and promote the enhancement of competencies of directors.
- Review board succession plans.
- Make recommendations on remuneration of non-executive directors.

Members of the Nominations Committee are:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell
Dr C.S. Goldschmidt

The Committee meets on an as required basis.

3. IDENTIFYING AND MANAGING BUSINESS RISKS

Sonic recognises that risk management is an integral part of good management and corporate governance practice and is fundamental to driving shareholder value across the business.

Sonic views the management of risk as a core managerial capability. Risk management is strongly promoted internally and forms part of the performance evaluation of key executives.

(a) Responsibilities

The board determines the overall risk profile of the business and is responsible for monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms.

To assist the board in fulfilling its duties, it is aided by the Audit Committee (in relation to strategic and financial risk management) and the Risk Management Committee (in relation to operational and compliance risk management). The board has delegated to these Committees responsibility for ensuring:

- the principal strategic, financial, operational and compliance risks are identified.
- systems are in place to assess, manage, monitor and report on those risks, and that those systems are operating effectively.
- management compliance with board approved policies.
- internal controls are operating effectively across the business.
- all group companies are in compliance with laws and regulations relating to their activities.

The Audit Committee and Risk Management Committee regularly update the board on all relevant matters.

Management is responsible for the identification, assessment and management of business risks and reports on these matters to the Audit Committee or Risk Management Committee through various mechanisms depending on the nature of the risks.

(b) **Risk management systems and processes**

Sonic's activities across all of its operating entities are subject to regular review and continuous oversight by executive management and the board committees. The Chief Executive Officers of the individual operating companies are responsible for the identification and management of risk within their business. To assist in this, executive management has developed an effective control environment to help manage the significant risks to its operations, both locally and overseas. This environment includes the following components:

- clearly defined management responsibilities, management accountabilities and organisational structures.
- established policies and procedures that are widely disseminated to, and understood by, employees.
- regular internal review of policy compliance and the effectiveness of systems and controls.
- comprehensive training programs for staff in relation to pathology and radiology operational practices and compliance requirements.
- strong management reporting framework for both financial and operational information.
- creation of an open culture to share risk management information and to continuously improve the effectiveness of Sonic's risk management approach.
- benchmarking across operations to share best practice and further reduce the operational risk profile.
- Sonic Core Values, a uniting code of conduct embraced by Sonic employees.
- centrally administered group insurance program ensuring a consistent and adequate approach across all operating areas.

(c) **Regulatory compliance**

Sonic's pathology and radiology activities are subject to Commonwealth and State law in Australia, and similar regulatory control in offshore locations. These laws cover such areas as laboratory and collection centre operations, workplace health and safety, radiation safety, privacy of information and waste management.

Sonic's network of pathology laboratories, collection centres and radiology centres are required to meet and stay compliant with set performance criteria determined by government and industry bodies.

To support this, Sonic's operating policies and procedures are overseen by internal quality assurance and workplace health and safety managers who review operational compliance.

In addition, practising pathologists and radiologists are required to be registered and licensed in accordance with Medical Board and Government regulations. The accreditation and licensing of locations, equipment and personnel is subject to regular, random audits by Government experts and medical peer groups. Sonic also undertakes internal reviews to ensure continued best practice and compliance.

Sonic's established procedures, focus on best practice, structured staff training and the external review activities serve to mitigate operational risk and support regulatory compliance.

(d) **Managing Director and Finance Director sign-off**

Sonic has adopted a policy requiring the Managing Director and the Finance Director to state to the board in writing that to the best of their knowledge the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board, and which operates efficiently and effectively in all material respects.

4. ETHICAL STANDARDS

The company has adopted a Code of Ethics policy that outlines the standards required so that the directors and management conduct themselves with the highest ethical standards. All employees of the company and its controlled entities are informed of the Code. The directors regularly review this code to ensure it reflects best practice in corporate governance. The Code is further supported by the Sonic Core Values.

5. CONTINUOUS DISCLOSURE

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Sonic has formalised its policies and procedures on information disclosure in a Policy on Continuous Disclosure. The Policy focuses on continuous disclosure of any information concerning the company and its controlled entities that a reasonable person would expect to have a material effect on the price of the company's securities, and sets out management's responsibilities and reporting procedures in this regard.

All information disclosed to the ASX is posted on the company's website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the company's operations, the material used in the presentation is released to the ASX and posted on the company's website.

6. THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the group's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders (unless a shareholder has specifically requested not to receive the document). The board ensures that the annual report includes relevant information about the operations of the group during the year, changes in the state of affairs of the group and details of likely future developments, in addition to the other disclosures required by law;
- Proposed major changes in the group which may impact on share ownership rights are submitted to a vote of shareholders.

To further facilitate communication with shareholders the company has established electronic shareholder communication processes via its share registry. Shareholders are able to access annual reports, notices of meetings, proxy forms and voting, and electronic statements (e.g. holding statements) by email. The company has an arrangement with eTree by which it donates up to $2 to Landcare Australia for each shareholder email address recorded.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the group's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting on the appointment of directors.

7. EXTERNAL AUDITORS

The company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. Sonic requires its external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the auditor's report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

8. PERFORMANCE EVALUATION OF THE BOARD, ITS COMMITTEES AND DIRECTORS, AND KEY EXECUTIVE OFFICERS

(a) The board and its committees

The board carries out an annual evaluation of its own performance in meeting its key responsibilities in accordance with the Board Charter, by undertaking the following activities:

- the Chairman discusses with each director their individual performance and ideas for improvement based on surveys completed by each director assessing their own and each other directors' performance, and
- the board as a whole discusses and analyses its own performance including suggestions for change or improvement. This includes an assessment of the extent to which the board has discharged its responsibilities as set out in the Board Charter.

The performance review covers matters such as contribution to strategy development, interaction with management, operation and conduct of meetings, and specific performance objectives for the year ahead.

The board also obtains feedback on their performance and operations from key people such as the external auditors.

Each committee of the board is required to undertake an annual performance evaluation and report the results of this review to the board.

Performance evaluation results are discussed by the board, and initiatives undertaken, where appropriate, to strengthen the effectiveness of the board's operation and that of its committees. The board periodically reviews the skills, experience and expertise of its directors and its practices and procedures for both the present and future needs of the company.

(b) The Managing Director and Finance Director

The performances of the Managing Director and Finance Director are formally reviewed by the board. The performance criteria include:

- economic results of the consolidated group.
- fulfilment of objectives and duties.
- personnel and resource management.
- personal conduct and Sonic Core Values.
- corporate governance and compliance.
- risk management.
- feedback from clients and investors.

Performance evaluation results are considered by the Remuneration Committee in determining the level and structure of remuneration for the Managing Director and Finance Director.

(c) Key executives

The Managing Director evaluates key executives at least annually with qualitative and quantitative measures against agreed business and personal objectives. These business and personal objectives are consistent with those used in the performance reviews for the Managing Director and Finance Director.

CONTENTS

The concise financial report is an extract from the full financial report for the year ended 30 June 2006. The financial statements and specific disclosures included in the concise financial report have been derived from the full financial report. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Sonic Healthcare Limited and its controlled entities as the full financial report. Further financial information can be obtained from the full financial report.

The full financial report and auditors report can be accessed via the internet on our website: www.sonichealthcare.com.au. Alternatively, members can call +61 2 9855 5444 and request a copy of the full financial report and auditors report, which will be sent free of charge.

CONSOLIDATED INCOME STATEMENT

	2006 $'000	2005 $'000
Revenue from operations	1,645,184	1,374,841
Other income	11,183	6,064
Total revenue	1,656,367	1,380,905
Labour and related costs	(745,392)	(613,873)
Consumables used	(247,158)	(213,085)
Operating lease rental expense	(80,127)	(67,486)
Depreciation and amortisation of physical assets	(54,274)	(48,184)
Transportation	(44,300)	(37,028)
Borrowing costs expense	(42,925)	(43,411)
Repairs and maintenance	(38,343)	(33,152)
Utilities	(37,821)	(32,820)
Amortisation of intangibles	(1,823)	(1,708)
Other expenses from ordinary activities	(100,429)	(80,351)
Profit from ordinary activities before income tax expense	263,775	209,807
Income tax expense	(77,960)	(62,633)
Profit from ordinary activities after income tax expense	185,815	147,174
Net (profit) attributable to minority interests	(13,786)	(11,821)
Profit attributable to members of Sonic Healthcare Limited	172,029	135,353

	Cents	Cents
Basic earnings per share (Note 5)	59.8	49.8
Diluted earnings per share (Note 5)	58.6	48.9

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

	2006 $'000	2005 $'000
Current assets		
Cash and cash equivalents	68,156	31,914
Other financial assets	3,357	-
Receivables	188,386	146,110
Inventories	26,926	23,813
Other	16,174	10,253
Total current assets	302,999	212,090
Non-current assets		
Receivables	4,452	4,017
Other financial assets	8,068	10,682
Property, plant and equipment	306,800	260,062
Intangible assets	1,690,239	1,271,648
Deferred tax assets	31,611	37,173
Other	1,051	1,211
Total non-current assets	2,042,221	1,584,793
Total assets	2,345,220	1,796,883
Current liabilities		
Payables	122,319	102,282
Interest bearing liabilities	28,403	40,035
Current tax liabilities	3,338	6,629
Provisions	70,545	61,266
Other	6,873	5,028
Total current liabilities	231,478	215,240
Non-current liabilities		
Payables		35
Interest bearing liabilities	782,253	616,610
Deferred tax liabilities	7,052	633
Provisions	18,592	19,100
Other	3,500	-
Total non-current liabilities	811,397	636,378
Total liabilities	1,042,875	851,618
Net assets	1,302,345	945,265
Equity		
Parent entity interest		
Contributed equity	1,181,978	909,912
Reserves	9,542	6,663
Accumulated profit	93,202	30,065
Total parent entity interest	1,284,722	946,640
Minority interests	17,623	(1,375)
Total equity	1,302,345	945,265

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2006 $'000	2005 $'000
Total equity at the beginning of the year	945,265	849,783
Adjustment on initial adoption of AASB 132 and AASB 139:		
Retained profits	(1,353)	-
Reserves	516	-
Exchange differences on translation of foreign operations	(3,567)	(3,080)
Cash flow hedges (net of tax)	1,118	-
Net income recognised directly in equity	(3,286)	(3,080)
Profit for the year	185,815	147,174
Total recognised income and expense for the year	182,529	144,094
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	271,455	38,733
Dividends paid	(107,539)	(89,881)
Minority interest on acquisition of subsidiary	7,119	(1,331)
Distribution to minority interests in subsidiaries	(1,995)	(102)
Equity remuneration expense	5,511	3,969
Total equity at the end of the year	1,302,345	945,265
Total recognised income and expense for the year is attributable to:		
Members of Sonic Healthcare Limited	168,655	131,796
Minority interests	13,874	12,298
	182,529	144,094

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

	2006 $'000	2005 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	1,703,951	1,442,355
Payments to suppliers and employees (inclusive of goods and services tax)	(1,341,994)	(1,131,942)
	361,957	310,413
Interest received	2,490	1,921
Borrowing costs	(45,936)	(40,072)
Income taxes paid	(71,303)	(58,196)
Net cash inflow from operating activities	247,208	214,066
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	(419,373)	(120,881)
Payments for property, plant and equipment, and intangibles	(97,968)	(58,200)
Proceeds from sale of non-current assets	9,497	1,945
Payments for investments	(1,162)	(2,208)
Repayment of loans by other entities	2,237	2,940
Loans to other entities	(1,328)	(431)
Net cash (outflow) from investing activities	(508,097)	(176,835)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	270,514	38,504
Proceeds from borrowings	988,721	195,759
Repayment of borrowings	(857,133)	(166,258)
Dividends paid to company's shareholders	(107,539)	(89,881)
Dividends paid to minority interests in subsidiaries	(1,995)	(102)
Net cash inflow/(outflow) from financing activities	292,568	(21,978)
Net increase in cash and cash equivalents	31,679	15,253
Cash and cash equivalents at the beginning of the financial year	31,914	17,343
Effects of exchange rate changes on cash and cash equivalents	4,563	(682)
Cash and cash equivalents at the end of the financial year	68,156	31,914

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

CONTENTS

This concise financial report relates to the consolidated entity consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006. The accounting policies adopted have been consistently applied to all years presented except as described in Note 1.

NOTE 1 ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The full financial report on which this concise financial report is based is the first annual Sonic Healthcare Limited financial report to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing the full financial report.

Financial statements of Sonic Healthcare Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Sonic Healthcare Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 44 of the full financial report. A summary of this information is provided below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS	30.6.2005 $'000	1.7.2004 $'000
Total equity under AGAAP	882,633	847,787
De-recognition of restructure provisions	-	4,287
Adjustments to goodwill and identifiable intangibles	65,738	(1,185)
Adjustments to deferred tax balances	(3,106)	(1,106)
Total equity under AIFRS	945,265	849,783

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS	Year ended 30.6.2005 $'000
Profit after tax as previously reported under AGAAP	77,464
De-recognition of restructure provisions	(5,522)
Adjustments to goodwill and identifiable intangible amortisation	67,792
Adjustments to deferred tax balances	(535)
Share based payment expense	(3,969)
Movement in minority interest share of profit	123
Profit after tax under AIFRS	135,353

(iii) Adjustments on transition to AASB 132 Financial Instruments: *Disclosure and Presentation* and AASB 139 Financial Instruments: *Recognition and Measurement.*	1.7.2005 $'000
Total equity under AIFRS	945,265
Financial assets at fair value through the profit and loss account	(1,353)
Derivative financial instruments	516
Revised equity under AIFRS	944,428

NOTE 2 PRESENTATION CURRENCY

The presentation currency used in this concise financial report is Australian dollars.

NOTE 3 SEGMENT INFORMATION

Business segments

The consolidated entity delivers medical diagnostic services in the following segments:

(i) Pathology

Pathology services provided across Australia, New Zealand, the United Kingdom, Germany and following the acquisition of Clinical Pathology Laboratories (CPL) on 1 October 2005, the United States of America.

(ii) Radiology

Radiology and diagnostic imaging services provided across Australia, New Zealand and in Hong Kong.

(iii) Other

Includes the corporate office function and other minor operations. Following its acquisition on 26 August 2004 this segment also includes the consolidated results of Independent Practitioner Network Limited (IPN).

NOTE 3 SEGMENT INFORMATION (CONTINUED)

Primary Reporting – Business Segments

2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Revenue					
External sales	1,243,553	313,011	86,130	-	1,642,694
Inter segment sales	2	614	3,002	(3,618)	-
Other revenue	-	617	10,566	-	11,183
Total segment revenue	1,243,555	314,242	99,698	(3,618)	1,653,877
Interest income					2,490
Total revenue					1,656,367
Result					
Segment result before interest and tax	259,062	52,047	(6,899)	-	304,210
Unallocated net interest expense					(40,435)
Profit before tax					263,775
Income tax expense					(77,960)
Profit after income tax expense					185,815
Segment assets	1,667,117	536,182	1,273,906	(1,131,985)	2,345,220
Segment liabilities	286,775	251,043	8,727	(270,209)	276,336
Unallocated liabilities					766,539
Total liabilities					1,042,875

2005	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Revenue					
External sales	1,007,487	294,604	70,829	-	1,372,920
Inter segment sales	353	344	2,098	(2,795)	-
Other revenue	217	186	5,661	-	6,064
Total segment revenue	1,008,057	295,134	78,588	(2,795)	1,378,984
Interest income					1,921
Total revenue					1,380,905
Result					
Segment result before interest and tax	209,987	51,752	(10,442)	-	251,297
Unallocated net interest expense					(41,490)
Profit before tax					209,807
Income tax expense					(62,633)
Profit after income tax expense					147,174
Segment assets	1,285,021	524,146	1,013,569	(1,025,853)	1,796,883
Segment liabilities	148,928	246,632	14,813	(153,374)	256,999
Unallocated liabilities					594,619
Total liabilities					851,618

NOTE 4 DIVIDENDS

	2006 $'000	2005 $'000
Ordinary Shares		
Final dividend for the year ended 30 June 2005 of 23 cents (2004: 20 cents) per fully paid share paid on 19 September 2005 (2004: 20 September 2004), fully franked based on tax paid at 30%	63,367	54,216
Interim dividend for the year ended 30 June 2006 of 15 cents (2005: 13 cents) per fully paid share paid on 20 March 2006 (2005: 17 March 2005), fully franked based on tax paid at 30%	44,172	35,665
Total dividends paid	107,539	89,881

The Company's Dividend Reinvestment Plan (DRP) remained suspended for these dividends.

	2006 $'000	2005 $'000
Dividends not recognised at year end In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 26 cents (2005: 23 cents) per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the final dividend paid on 19 September 2006 out of 2006 profits, but not recognised as a liability at year end is	76,784	63,367

Franked dividends
The 2006 final dividend declared after the year end will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007.

	2006 $'000	2005 $'000
Franking credits available at the year end for subsequent financial years based on a tax rate of 30%	83,137	79,476

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of subsidiaries not part of the Australian tax consolidated group were paid as dividends. Under the tax consolidation legislation all of the franking credits of the Australian tax consolidated group are held by the parent entity.

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $32,907,000 (2005: $27,157,000).

NOTE 5 EARNINGS PER SHARE	2006 Cents	2005 Cents
Basic earnings per share	59.8	49.8
Diluted earnings per share	58.6	48.9

	2006 Shares	2005 Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	287,910,303	271,932,711
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	293,420,332	276,973,703

Options over ordinary shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

	2006 $'000	2005 $'000
Reconciliations of earnings used in calculating earnings per share		
Net profit	185,815	147,174
Net (profit) attributable to minority interests	(13,786)	(11,821)
Earnings used in calculating basic and diluted earnings per share	172,029	135,353

NOTE 6 SHARE OPTIONS

(a) Shares under option

Unissued ordinary shares of Sonic Healthcare Limited and its subsidiary Independent Practitioner Network Limited, under option at the date of this report are as follows:

(i) Sonic Healthcare Limited Employee Option Plan Options:

Number of options	Issue price of shares	Grant date	Expiry date
374,875	$4.66	16 July 2002	16 May 2007
432,000	$6.30	15 April 2003	15 February 2008
10,000	$9.51	23 September 2004	23 July 2009
370,000	$9.56	23 September 2004	23 July 2009
1,186,875			

The above options are exercisable as follows before the expiry date:

- Up to 50% may be exercised after 30 months from the date of grant
- Up to 75% may be exercised after 42 months from the date of grant
- Up to 100% may be exercised after 54 months from the date of grant

(ii) Executive Director Options:

At the date of this report the following options are on issue:

Number of options	Issue price of shares	Issue date	Expiry date
1,540,000	$7.50	26 November 2004	26 November 2009
1,540,000	$7.50	22 August 2005	22 August 2010
1,540,000	$7.50	22 August 2006	22 August 2011
4,620,000			

The above options are exercisable as follows before the expiry date:

- Up to 50% may be exercised after 24 months from the date of issue
- Up to 100% may be exercised after 36 months from the date of issue

(iii) Queensland X-Ray (QXR) Options:

Pursuant to Sonic's agreement with the vendors of QXR, Sonic is to issue a total of 1,000,000 options to staff of QXR. The vesting and other conditions for these options are the same as those for the Sonic Healthcare Limited Employee Option Plan. At the date of this report the following options are on issue:

Number of options	Issue price of shares	Grant date	Expiry date
155,000	$4.66	16 July 2002	16 May 2007
60,000	$6.01	7 April 2003	7 February 2008
125,000	$7.57	19 February 2004	19 December 2008
40,000	$12.69	24 July 2006	24 May 2011
380,000			

175,000 of the 1,000,000 total options are yet to be issued.

(iv) Schottdorf Options:

On 1 July 2004 3,000,000 options over unissued ordinary Sonic shares were granted to Dr and Mrs Schottdorf (1,500,000 each). Each option is convertible into one ordinary share as set out below on or before 31 August 2009 at an exercise price of $6.75 per option:

- Up to 20% may be exercised after 12 months from the date of grant
- Up to 40% may be exercised after 24 months from the date of grant
- Up to 60% may be exercised after 36 months from the date of grant
- Up to 80% may be exercised after 48 months from the date of grant
- Up to 100% may be exercised after 60 months from the date of grant

None of these options have been exercised as at the date of this report.

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

NOTE 6 SHARE OPTIONS (CONTINUED)

(v) Independent Practitioner Network Limited Employee Share Option Scheme:

IPN (a controlled entity) has an Employee Share Option Scheme in place under which IPN, at the discretion of its Board of Directors, may grant options over unissued ordinary shares of IPN to directors (subject to shareholder approval), executives and certain members of IPN's staff. At the date of this report the following options are on issue:

Number of options	Weighted average exercise price of shares	Grant date	Expiry date	Vesting date
760,000	$0.0785	23 November 2002	30 November 2007	25% per year from grant date
500,000	$0.0785	23 November 2002	30 March 2007	25% per year from grant date
500,000	$0.0785	23 November 2002	31 December 2006	25% per year from grant date
380,000	$0.1320	22 August 2002	21 August 2007	10% on 1st and 2nd anniversary, 80% on third anniversary
2,140,000				

No option holder has any right under the options to participate in any other share issue of IPN or of any other entity.

(b) Shares issued on the exercise of options

(i) Sonic Healthcare Limited Employee Option Plan Options:

A total of 2,517,275 ordinary shares of Sonic Healthcare Limited were issued during the year ended 30 June 2006 on the exercise of options granted under the Sonic Healthcare Limited Employee Option Plan and a further 33,750 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
2,071,400	$7.38
261,625	$4.66
218,000	$6.30
2,551,025	

(ii) Executive Director Options:

A total of 200,000 ordinary shares of Sonic Healthcare Limited were issued during the year ended 30 June 2006 on the exercise of the last of the Executive Director Options that were issued on 20 April 2000 following approval at Sonic's 1999 Annual General Meeting. The total amount paid on issue of those shares was $1,064,000 ($5.32 per share).

(iii) Queensland X-Ray (QXR) Options:

A total of 160,000 ordinary shares of Sonic Healthcare Limited were issued during the year ended 30 June 2006 on the exercise of QXR options and a further 55,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
155,000	$4.66
20,000	$6.01
40,000	$7.57
215,000	

No amounts are unpaid on any of these shares.

NOTE 7 EVENTS OCCURRING AFTER REPORTING DATE

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the subsequent financial year other than as follows:

- On 21 August 2006 Sonic's directors declared a final dividend for 2006 of 26 cents per ordinary share which was paid on 19 September 2006. Sonic's dividend reinvestment plan remained suspended for this dividend and until further notice.

DIRECTORS' DECLARATION

The directors declare that in their opinion, the concise financial report of the consolidated entity for the year ended 30 June 2006 as set out on pages 36 to 49 complies with Accounting Standard AASB 1039: *Concise Financial Reports.*

The concise financial report is an extract from the full financial report for the year ended 30 June 2006. The financial statements and specific disclosures included in the concise financial report have been derived from the full financial report.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the directors.



Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
29 September 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia

www.pwc.com/au
Telephone +61 2 8266 0000
Facsimilie +61 2 8266 9999

AUDIT OPINION

n our opinion, the concise financial report of Sonic Healthcare Limited for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

This opinion must be read in conjunction with the rest of our audit report.

SCOPE

The concise financial report and directors' responsibility

The concise financial report comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, notes to the financial statements, and the directors' declaration for Sonic Healthcare Limited (the company) for the year ended 30 June 2006.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.



We also performed an independent audit of the full financial report of the company for the financial year ended 30 June 2006. Our audit report on the full financial report was signed on 29 September 2006 and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

B K Hunter
Partner
PricewaterhouseCoopers

Sydney
29 September 2006

1. INFORMATION RELATING TO SHAREHOLDERS

(a) Distribution schedule as at 18 September 2006

	No. of holders of ordinary shares
1 – 1,000	9,972
1,001 – 5,000	9,540
5,001 – 10,000	932
10,001 – 100,000	613
100,001 and over	121
	21,178
Voting rights – on a show of hands	1 / member
– on a poll	1 / share
Percentage of total holding held by the twenty largest holders	77.03%
Number of holders holding less than a marketable parcel	128

(b) Substantial holders as at 18 September 2006

The company has received substantial shareholding notices to 18 September 2006 in respect of the following holdings:

	No. of securities	Percentage held
Commonwealth Bank of Australia and its subsidiaries	44,960,905	15.22%
UBS Nominees Pty Limited and its related bodies corporate	25,448,192	8.62%
JPMorgan Chase & Co. and its affiliates	20,957,996	7.10%
Jardvan Pty Limited	18,458,704	6.25%
The Capital Group Companies, Inc.	17,690,127	5.99%
Concord Capital Limited	15,517,909	5.25%
National Australia Bank Limited Group	15,015,146	5.08%

(c) Names of the twenty largest holders of equity securities as at 18 September 2006

	No. of securities	Percentage held
Citicorp Nominees Pty Limited	48,384,095	16.38%
J P Morgan Nominees Australia Limited	42,484,236	14.39%
National Nominees Limited	39,840,561	13.49%
Westpac Custodian Nominees Limited	31,659,626	10.72%
Jardvan Pty Limited	18,458,704	6.25%
Queensland Investment Corporation	8,987,821	3.04%
ANZ Nominees Limited	7,359,553	2.49%
Cogent Nominees Pty Limited	6,696,232	2.27%
Polly Pty Limited	3,816,646	1.29%
RBC Global Services Australia Nominees Pty Limited	3,377,642	1.14%
HSBC Custody Nominees (Australia) Limited	2,686,805	0.91%
PSS Board	2,603,004	0.88%
Hamlac Pty Limited	1,800,000	0.61%
Invia Custodian Pty Limited	1,699,016	0.58%
Tasman Asset Management Limited	1,577,098	0.53%
CSS Board	1,512,258	0.51%
Quintal Pty Limited	1,500,357	0.51%
Sandhurst Trustees Limited	1,035,981	0.35%
Dr Anthony John Clarke	1,029,900	0.35%
Mrs Jennifer Margaret Robson	1,006,509	0.34%
	227,516,044	77.03%

2. UNQUOTED EQUITY SECURITIES AS AT 18 SEPTEMBER 2006

	No. on issue	No. of holders
Options issued under the Sonic Healthcare Limited Employee Option Plan to take up ordinary shares.	1,186,875	112
Executive director options to take up ordinary shares.	4,620,000	2
Queensland X-Ray options to take up ordinary shares.	380,000	25
Schottdorf options to take up ordinary shares.	3,000,000	2

3. SECURITIES SUBJECT TO VOLUNTARY ESCROW AS AT 18 SEPTEMBER 2006

As at the date of this report the following securities were subject to voluntary escrow:

	No. on issue	Date escrow period ends
Ordinary shares	86,061	5 December, 2006

The above securities were issued to vendor radiologists as part of the acquisition of the Southside Diagnostic Services Group.







Exhibit 20

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONIC HEALTHCARE LIMITED
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP JAMES DUBOIS
Date of last notice	26 SEPTEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	110,357 ordinary shares, fully paid were held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund. 10,357 ordinary shares were held beneficially by Farnbrook Pty Ltd.
Date of change	16 OCTOBER 2006; and 17 OCTOBER 2006
No. of securities held prior to change	124,723 ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	NIL

+ See chapter 19 for defined terms.

Number disposed	• Indirect interest of 60,357 shares held by Dubois Superannuation Fund disposed on 16 October 2006; • Indirect interest of 10,357 shares held by Farnbrook Pty Ltd disposed on 16 October 2006; • direct interest of 4,009 shares disposed on 16 October 2006; and • Indirect interest of 25,000 shares held by Dubois Superannuation Fund disposed on 17 October 2006.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $13.4635 per share in respect of indirect interest held by Dubois Superannuation Fund disposed on 16 October 2006; • $13.40 per share in respect of indirect interest held by Farnbrook Pty Ltd disposed on 16 October 2006; • $13.41 per share in respect of direct interest disposed on 16 October 2006; and • $13.255 per share in respect of indirect interest held by Dubois Superannuation Fund disposed on 17 October 2006.
No. of securities held after change	Indirect 25,000 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trading.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Exhibit 21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 NOVEMBER 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
295,337,595	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		374,875	16.05.2007 @ $4.66
		155,000	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		417,000	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		370,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☑ Cheque attached – UPON RECEIPT OF TAX INVOICE

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 10 NOVEMBER 2006
(~~Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 22

SONIC HEALTHCARE LIMITED

15 November 2006

Company Reports Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

1. ANNUAL GENERAL MEETING 2006

The Company's Annual General Meeting was held in Sydney on Wednesday, 15 November 2006 at 10.00am. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, all resolutions were passed on a show of hands. Details of proxy voting were as follows:

ORDINARY BUSINESS

Resolution 1 Re-election of Mr Barry Patterson as a Director

	Proxy Results
Proxy result "FOR" the motion	171,616,238
Proxy result "AGAINST" the motion	16,264,388
Votes where the Proxy may vote at the Proxy's discretion*	1,508,370
"ABSTAIN"	10,416,071

Resolution 2 Re-election of Mr Colin Jackson as a Director

	Proxy Results
Proxy result "FOR" the motion	131,310,763
Proxy result "AGAINST" the motion	43,810,881
Votes where the Proxy may vote at the Proxy's discretion*	1,498,870
"ABSTAIN"	23,184,553

SPECIAL BUSINESS

Resolution 3 Adoption of the Remuneration Report for year ended 30 June 2006 (non binding resolution)

	Proxy Results
Proxy result "FOR" the motion	158,526,768
Proxy result "AGAINST" the motion	34,818,963
Votes where the Proxy may vote at the Proxy's discretion*	1,497,984
"ABSTAIN"	4,961,352

*Including proxies held open in the name of the Chairman

For further information regarding this announcement, please contact:

Mr Paul Alexander
Company Secretary

Ph: (02) 9855 5404
Fax: (02) 9878 5066

Exhibit 23



SONIC HEALTHCARE

Annual General Meeting

15 November 2006

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

SONIC

Agenda

- Review of FY 2006
  - Summary of financial performance
  - Sonic's operations through FY 2006
- Update and future outlook
- Inside view of laboratory operations

FY 2006 Highlights

- Sonic delivers record earnings result
- Sonic full-year guidance achieved
- Australian Pathology performing strongly
- Northern hemisphere entities tracking well
- Result held back slightly by Imaging and NZ Pathology
- Sonic in advanced negotiations with several acquisition targets in Europe and the USA

2006 Financial Highlights

	Growth 2006 vs 2005
Revenue	20%
EBITA	21%
NPAT	27%
Operating Cashflow	15%
EPS	20%
Dividend (full-year)	14%

2006 Guidance Delivered

Full Year 2006	Sonic Guidance $M	Actuals $M
Revenue	1,600 - 1,670	1,656
EBITA	300 - 320	306

Revenue 2006

	2006 ($M)	2005 ($M)	Growth (%)
Total Revenue	1,656	1,381	20%

- CPL acquisition in October 2005 had positive impact on revenue growth
- Organic revenue growth (excluding CPL) ~7%
- Australian pathology revenue growth 8.6%
  - Strong revenue growth Melbourne Pathology, Douglass Hanly Moir, Sullivan Nicolaides
- Imaging (Australia and New Zealand) revenue growth 7.0%
- Off-shore laboratory revenue growth
  - TDL (UK) revenue growth over 10%
  - New Zealand pathology reported lower growth rates

Annual Revenue



$M
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
2001
2002
2003
2004
2005
2006
Revenue ($M)
628
860
975
1,037
1,381
1,656

Revenue Growth 2007

- Revenue growth will be enhanced by
  - Full year of CPL (*acquisition in October* 2005)
  - Possible acquisitions in Europe and the USA though FY '07
- Australian pathology and radiology
  - Anticipated organic growth ~5%
- New Zealand pathology
  - Growth rates are low
  - Impact of potential loss of DML only from FY 2008
- Sonic labs in UK, Germany, USA
  - Anticipated organic growth ~5%
- IPN (Independent Practitioner Network)
  - Anticipated strong growth in FY 2007

Earnings Growth

	FY 2006	FY 2005	Movement %
EBITA ($M)	306.0	253.0	21%
NPAT ($M)	172.0	135.4	27%
EPS (cents)	58.6	48.9	20%
Cash Generation ($M)	247.2	214.1	15%

NOTE: All comparatives have been adjusted to conform with AIFRS, as required

Earnings per Share



Cents per share
60.0
50.0
40.0
30.0
20.0
10.0
0.0

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Core EPS (cents)	8.0	9.5	11.8	16.7	21.7	27.5	33.3	37.8	43.4	48.9	58.6

EPS Growth



50%
40%
30%
20%
10%
0%
14%
19%
24%
42%
30%
27%
21%
14%
15%
21%
20%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

ISONIC

Earnings Margins

	FY 2006	FY 2005
EBITA Margin	18.5%	18.3%

- Australian pathology EBITA margin growth of 60 basis points
- Global pathology EBITA margin growth, excluding CPL, of 50 basis points
- Adverse impacts on Sonic margins in '06 year
  - Radiology margins impacted by wage pressures
  - New Zealand pathology margins impacted by low revenue growth
  - Lower margin acquisitions – IPN, CPL

2007 Guidance

- Revenue growth
  - Organic growth ~5%
  - Revenue growth including CPL ~9%
- Earnings growth
  - Earnings per share growth ~10%

Guidance excludes new acquisitions and possible DML outcomes

Final Dividend

	2006	2005	Change
Interim Dividend	$0.15	$0.13	15%
Final Dividend	$0.26	$0.23	13%
Full Year Dividend	$0.41	$0.36	14%

- Dividend fully franked at 30%
- Record Date 5 September 2006
- Payment Date 19 September 2006
- Dividend Reinvestment Plan remains suspended

Australian Pathology

- Revenue growth of Australian pathology division strong
- Market share gains in NSW and Victoria
- Outperformance by large Australian labs
- Sonic Australian pathology delivers margin expansion of 60 basis points
  - Information sharing and synergy capture
  - Strong pathologist and management team, committed to success

New Sonic "Superlab"

Sydney, Australia

- Building works well underway and ahead of schedule
- Project tracking to budget
- Completion in second half of calendar 2007
- 17,000 square metres of lab and office space
- State-of-the-art design and workflows
- Designed for high volume and high efficiency
- Will enable growth and further centralisation of testing

Sonic Imaging

- Radiology division revenue growth at market growth level
- Queensland X-Ray continues to outperform
- Margins impacted negatively by wage pressures
  - World-wide shortage of Radiologists and technicians
  - "*Head-hunting*" of Radiologists
  - Renegotiation of employment contracts
- Apollo RIS – Sonic's proprietary Radiology Information System
  - Roll-out almost completed in Australian practices
  - Facilitating change in operations and driving efficiencies
  - In-house development by Sonic IT – 6 version updates thus far

Sonic Imaging - Future

- Demand for radiology services increasing – CT and MRI
- Solutions to wage pressure issues
  - Sonic has an outstanding team of Radiologists and radiology technicians
  - Novel incentive-based productivity model in process
  - New model will drive revenue growth, improve efficiency and enhance fulfilment
- Networked digital solutions
  - Transition to filmless, paperless radiology environment well underway
  - Web-based Sonic Apollo RIS a key to change
  - Teleradiology, PACS, electronic results' transfer - all foster greater efficiency

Medicare Funding Agreements
Australian Pathology and Radiology

- Expenditure on pathology and radiology (other than MRI) have exceeded the reimbursement "cap"
- Additional funding is justified where increased outlays are due to changes in government policy
- Fee negotiations (pathology and radiology) completed
- No indication of rebate cuts in the foreseeable future

IPN

- Strong financial result for FY '06
- Operational rejuvenation
  - Dr Malcolm Parmenter, CEO – energy and great vision for IPN
  - GP numbers growing in existing centres
  - Increasing GP approval of IPN model
- Solid future growth expected
  - Focus on filling existing centres
  - New centres
  - Financial resources in place to fund growth
- Potential for increased referral stream to Sonic labs

New Zealand
Laboratory Contract Update

- Sonic operates 4 laboratory companies in N.Z
- Diagnostic Medlab (DML) - Auckland
  - Contract awarded to Labtests Auckland from 1 July 2007
  - Sonic/DML in legal challenge over contract decision
- Medlab South – Christchurch and South Island
  - Christchurch – no tendering of services, status quo retained
  - Nelson Marlborough – contract won by Sonic (new revenue)
  - Otago Southland – contract lost to NZDG
  - Overall outcome positive for Sonic
- Medlab Central – Palmerston North and lower North Island
  - 5 separate tenders currently in progress
  - Likely outcome slightly positive for Sonic
- Valley Diagnostic Laboratory (VDL) – Hutt Valley
  - Contract awarded to JV company of VDL (45%) and Medlab Wellington (55%)
  - New JV company name is Aotea Pathology
  - Slight reduction in revenue for Sonic
- Excluding DML, net outcome for Sonic in NZ is slightly positive

DML

Auckland Community Laboratory Contract

- DML challenges decision to award contract to new operator
  - Judicial Review postponed to February 2007
- DML's case
  - Process to award contract was flawed
  - Quality of service will be reduced
  - Conflict of interest associated with decision
- Transition risk unprecedented in global pathology
- Overwhelming opposition to the contract decision
  - Auckland Public – 120,000 signatures
  - Auckland GPs – enjoined to Judicial Review
  - Royal College of Pathologists of Australasia
  - NZ Medical Association
  - Laboratory Unions
  - National Party

Off-shore Pathology

- TDL – The Doctors Laboratory (U.K.)
  - Strong revenue and EBITA growth in FY 2006
  - Margin expansion due to enhanced operational performance
  - TDL-UCLH partnership progressing well
  - Growth anticipated to continue
- Schottdorf Group (Germany)
  - Solid performance through '06 year
  - Growth in FY '06 affected by doctors' strikes, World Cup
  - Processing substantial referrals from TDL
- CPL (USA)
  - Sonic acquired 82% of CPL on 1 October 2005
  - Sonic-CPL integration excellent, active interchange of information
  - CPL performance in line with budget
  - CPL has recently acquired Cognoscenti Medical Institute in Orlando, Florida (~A$10 million revenue p.a.)

UK Pathology – NHS Outsourcing

- Public Private Partnership with UCLH operating well
  - Improved efficiencies
  - A showcase for other NHS opportunities
- Lord Carter report on NHS outsourcing
  - Recommends change to current system
  - Encourages private sector involvement
  - Proposes pilot schemes
- Outsourcing projects are available
  - Initiated by management of NHS Trust hospitals
  - Sonic/TDL well placed to lead this market opportunity
  - Currently in discussion with potential partners

Update FY '07

- After first quarter trading, Sonic expects to achieve its full-year guidance
- Second half expected to be significantly stronger than first half
  - Private fee increases in late first half FY '07
  - DVA fee increase effective 1 November 2006
    (increased from 85% to 100% of Schedule Fee)
  - Ongoing earnings improvement strategies
- Sonic advancing discussions with several acquisition targets
  in Europe and the USA

Future Growth
Off-shore acquisitions

- Sonic has completed ~50 acquisitions in its 20 year history
  - All successfully integrated into Sonic structure
  - Measured approach the key to successful acquisition strategy
- 3 major off-shore acquisitions
  - TDL (UK) - 2002
  - Schottdorf (Germany) -2004
  - CPL (USA) – 2005
- Sonic's model, culture and values provide differentiation from international competitors
- M & A activity during FY '06 to date
  - Integration of CPL into Sonic structure completed
  - Presentation of Sonic model to US and European laboratory communities
  - Profiling and engagement of suitable Sonic partners
- Sonic in strong position for long-term off-shore growth

Sonic Healthcare
The Future

- Forming partnerships with like-minded diagnostic organisations world-wide
- Expanding presence in Europe and USA
- Fostering staff fulfilment and service excellence
- Maintaining financial strength


SONIC
HEALTHCARE

"We take it personally"

Exhibit 24



15 November 2006

The Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re Grant of Options

I refer to Listing Rule 3.10.3 in relation to the obligation to advise of an intention to issue securities. Sonic Healthcare Limited ("Sonic Healthcare") advises that options will be granted by it over its ordinary shares as follows:

- **Class of security to be issued** – options over ordinary shares
- **Number of securities to be issued** – 3,200,000
- **Principle terms of the securities to be issued** –

Number of Options	Vesting Date	Expiry Date
600,000	15 May, 2009	15 September, 2011
300,000	15 May, 2010	15 September, 2011
1,400,000	1 October, 2010	30 September, 2011
300,000	15 May, 2011	15 September, 2011
300,000	1 October, 2011	30 September, 2012
300,000	1 October, 2012	30 September, 2013

The shares issued on exercise will rank equally with ordinary shares.

- **Exercise Price** – the amount required to be paid on exercise pursuant to the terms of each option is $13.10
- **The purpose of the issue** – incentive arrangements and in connection with the business of Clinical Pathology Laboratories, Inc. in the USA
- **Whether shareholder approval is required** – No
- **Whether the issue will be to a class of security holder** – No

An application for listing of all shares allotted on exercise of these options will be made to the ASX at the relevant time after their exercise.

Yours sincerely

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066



Exhibit 25


HEALTHCARE
LIMITED

17 November 2006

The Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Release of Securities Subject to Voluntary Escrow

I refer to Listing Rule 3.10A in relation to the obligation to advise on the release of securities subject to voluntary escrow. This release from escrow relates to Sonic's announcement on 29 October 2003 concerning its acquisition of Southside Diagnostic Services Group ("SDSG").

Sonic advises that 86,061 of its ordinary shares will be released from escrow on 5 December 2006. Following this release, no Sonic shares will be subject to voluntary escrow arrangements.

Yours sincerely

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

Exhibit 26

15 December 2006

SONIC HEALTHCARE TO ACQUIRE AMERICAN ESOTERIC LABORATORIES, INC.

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to announce that it has signed an agreement to acquire 100% of American Esoteric Laboratories, Inc. ("AEL").

AEL has annual revenues in the order of US$100 Million (~A$130 Million) and employs over 700 staff.

AEL provides predominantly routine laboratory services, together with esoteric testing, from laboratories based in Tennessee (Memphis and Morristown) and Texas (Dallas and Tyler). In addition, AEL also reaches into parts of Arkansas, Louisiana, Mississippi and Missouri.

AEL was founded by Brian Carr (the current Chairman and CEO) and James Billington (President and COO) in June 2003 and, with the support of two private equity investment groups, ABS Capital Partners ("ABS") and Oak Investment Partners ("Oak"), has acquired a number of clinical laboratories. AEL is owned ~80% by ABS and Oak, with the balance by management.

The purchase price will be ~US$180 Million and reflects a prospective EBITDA multiple of ~9.4 times. Settlement is expected in the second week of January 2007 and is conditional upon US anti-trust approval. The acquisition will be funded in US dollars via a six month debt facility to be provided by Citigroup and Commonwealth Bank of Australia. Sonic will consider a number of alternatives to refinance this facility over coming months, including extension of its existing syndicated facility.

The acquisition will be immediately earnings per share accretive. AEL is currently in the process of rationalising its Dallas operations with its most recently acquired laboratory (in Tyler, Texas) and therefore the full earnings contribution of AEL will only impact Sonic's 2008 financial year. Further potential synergies between the Dallas operations of both AEL and Sonic's Texas-based laboratory, CPL, will likewise only impact in FY 2008.

Sonic Healthcare's CEO and Managing Director, Dr Colin Goldschmidt said: "The acquisition of AEL represents an important second step in Sonic's US laboratory expansion strategy. When combined with CPL, AEL's size and geographical locations provide Sonic with the critical mass and reach to further accelerate its growth. AEL's operations are located in high population growth areas of the US where there is potential for significant revenue growth at both organic and acquisition levels."

Dr Goldschmidt added that: "Following completion of the transaction, Dr Robert Connor, CEO of Sonic's CPL, will assume the CEO role for Sonic's US laboratory operations and Mr David Schultz, President and COO of CPL, will assume the COO role for Sonic in the US. Mr Brian Carr will be retained by Sonic on a consultancy basis.

Sonic intends to operate its major US subsidiaries using its proven "federation" model, leaving management autonomy and regionalised services in place."

Dr Goldschmidt also said: "The combination of the Sonic/CPL medical leadership model and the strong management teams in place at CPL and AEL will create a powerful force in the US laboratory market. I look forward to working with this highly talented group to foster staff fulfilment, enhance regional services to customers and to create value for Sonic's shareholders."

For further information regarding this announcement, please contact:

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

Telephone: (02) 9855 5333
Facsimile: (02) 9878 6055
Email: colgold@msn.com.au

Exhibit 27

-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$4.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 DECEMBER 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	295,345,095	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		367,375	16.05.2007 @ $4.66
		155,000	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		414,500	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		370,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☑ Cheque attached – UPON RECEIPT OF TAX INVOICE

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 20 DECEMBER 2006
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 28


SONIC
HEALTHCARE
LIMITED



SETTLEMENT OF AEL TRANSACTION

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has completed the transaction to acquire 100% of American Esoteric Laboratories, Inc. ("AEL") referred to in our release to the market dated 15 December 2006.

For further information regarding this release, please contact:

Paul Alexander
Company Secretary

Telephone: (02) 9855 5404
Facsimile: (02) 9878 5066

9 January 2007



Exhibit 29

SONIC HEALTHCARE LIMITED

23 January 2007

ACQUISITION OF THE MINORITY INTERESTS IN CLINICAL PATHOLOGY LABORATORIES, INC.

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to advise that it has reached agreement to acquire all the shares not already held by Sonic in its US subsidiary Clinical Pathology Laboratories, Inc. ("CPL").

As previously announced, on 1 October 2005 Sonic acquired an ~82% shareholding in CPL, leaving CPL's management and pathologists with the remaining ~18%. A pre-agreed arrangement was put in place for Sonic to move to 100% ownership over the period 2009 to 2012.

With the benefit of operating in the US market for over a year, the acquisition of American Esoteric Laboratories, Inc. ("AEL") (see Sonic's announcements dated 15 December 2006 and 9 January 2007), and with possible further acquisition opportunities, Sonic has determined that it is preferable to wholly own CPL, to facilitate synergy capture and rationalisation. The purchase price of ~US$82.7M will comprise ~US$41.6M in cash, plus 4,171,732 Sonic ordinary shares, issued at A$12.52 per share (a 5% discount to the closing market price on 8 December 2006, the day the transaction was proposed). All shares issued will be subject to a 12 month escrow. Sonic shares issued as consideration will not be entitled to participate in Sonic's 2007 interim dividend but will otherwise rank equally with existing Sonic ordinary shares.

Settlement is expected to occur on 29 January 2007.

The transaction will be immediately earnings per share accretive, and the cash component will be funded in US dollars via the same six month debt facility provided by Citigroup and Commonwealth Bank of Australia for the AEL acquisition.

For further information regarding this announcement, please contact:

Dr Colin Goldschmidt
Managing Director

Telephone: (02) 9855 5333
Facsimile: (02) 9878 5066
Email: colgold@msn.com.au

or

Paul Alexander
Company Secretary

(02) 9855 5404
(02) 9878 5066
pjalex@ozemail.com.au

Exhibit 30

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	164,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	134,000 @$4.66 30,000 @$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	*Dates of entering +securities into* uncertificated holdings or despatch of certificates	24 JANUARY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	295,509,095	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	*Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)*		Options Expiring on:
		300,875	16.05.2007 @ $4.66
		87,500	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		384,500	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		370,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 24 JANUARY 2007
(~~Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 31

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,171,732
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES (OTHER THAN NOT BEING ELIGIBLE TO RECEIVE SONIC'S 2007 INTERIM DIVIDEND AND SUBJECT TO A 12 MONTH VOLUNTARY ESCROW ARRANGEMENT)
5	Issue price or consideration	$12.52 PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES ARE ISSUED AS PART OF THE CONSIDERATION FOR THE ACQUISITION OF THE MINORITY INTERESTS IN CLINICAL PATHOLOGY LABORATORIES, INC. REFER SONIC'S ANNOUNCEMENT DATED 23 JANUARY 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 JANUARY 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
299,680,827	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		300,875	16.05.2007 @ $4.66
		87,500	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		384,500	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		370,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 29 JANUARY 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 32


HEALTHCARE
LIMITED

SETTLEMENT OF CPL TRANSACTION

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has completed the transaction to acquire all the shares not already held by Sonic in its US subsidiary Clinical Pathology Laboratories, Inc. ("CPL") referred to in our release to the market dated 23 January 2007. Please find attached an Appendix 3B in relation to the Sonic shares issued as part of the consideration.

For further information regarding this release, please contact:

Paul Alexander
Company Secretary

Telephone: (02) 9855 5404
Facsimile: (02) 9878 5066

30 January 2007

Exhibit 33

-*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	102,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	82,250 @$4.66 20,000 @$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 FEBRUARY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	299,783,077	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		246,125	16.05.2007 @ $4.66
		60,000	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		364,500	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		370,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☑ Cheque attached – UPON RECEIPT OF TAX INVOICE

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 19 FEBRUARY 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 34

Sonic Healthcare Limited

ABN 24 004 196 909

ASX HALF YEAR INFORMATION – 31 December 2006
Lodged with the ASX under Listing Rule 4.2A

This information should be read in conjunction with the 2006 Annual Report.

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the six months ended 31 December 2006

Financial Results

Revenue from ordinary activities	Up 11.7% to $881,297,000
Earnings before interest, tax and amortisation (EBITA)	Up 8.9% to $160,191,000
Profit from ordinary activities after tax attributable to members	Up 12.4% to $93,528,000
Net Profit for the period attributable to members	Up 12.4% to $93,528,000

Dividends

	Amount per security	Franked amount per security
Interim dividend	17¢	17`¢
Previous corresponding period	15¢	15¢

The record date for determining entitlements to the interim dividend will be 14 March 2007. The interim dividend will be paid on 28 March 2007. The company's Dividend Reinvestment Plan remains suspended for this dividend and until further notice.

Earnings per Share

	Six months ended 31.12.06	Six months ended 31.12.05
Basic earnings per share	31.7¢	29.6¢
Diluted earnings per share	31.2¢	29.0¢

An explanation of the figures reported above is provided in the following pages of this report.

HALF YEAR REPORT

CONTENTS

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report and annual financial statements for the year ended 30 June 2006 and any public announcements made by Sonic Healthcare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' Report

Your directors present their report on the consolidated entity consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2006.

1. Names of Directors

The directors of the company in office during the half year and up to the date of this report are:

Mr B.S. Patterson – Chairman
Dr C.S. Goldschmidt – Managing Director
Mr C.D. Wilks – Finance Director
Mr R.P. Campbell
Dr P.J. Dubois
Mr C.J. Jackson
Mr L.J. Panaccio
Dr H.F. Scotton

2. Review of Operations/Results

	Reference	Six months ended 31.12.06 $'000	Six months ended 31.12.05 $'000	Movement %
Total Revenue	(a)	**881,297**	788,715	11.7%
Earnings before Interest, Tax, Depreciation and Amortisation (**EBITDA**)	(b)	**190,280**	172,131	10.5%
Depreciation and Lease Amortisation	(c)	**(30,089)**	(25,007)	20.3%
Earnings before Interest, Tax and Intangibles Amortisation (**EBITA**)	(b)	**160,191**	147,124	8.9%
Amortisation of Intangibles	(d)	**(1,217)**	(1,302)	(6.5)%
Net Interest Expense	(e)	**(21,998)**	(19,950)	10.3%
Income Tax attributable to Operating Profit	(f)	**(35,927)**	(36,695)	(2.1)%
Net Profit attributable to Outside Equity Interests	(g)	**(7,521)**	(5,982)	25.7%
Net Profit attributable to shareholders of Sonic Healthcare Limited		93,528	83,195	12.4%
Cash generated from operations	(h)	**138,118**	120,086	15.0%
EPS (diluted earnings per share) (cents)	(i)	**31.2**	29.0	7.6%

Directors' Report (cont)

(a) Revenue growth

Revenue growth for the period for Sonic's Australian pathology operations was strong at 7.4%. Revenue growth was augmented by a full 6 months contribution from the acquisition of Clinical Pathology Laboratories, Inc. ("CPL", acquired on 1 October 2005) and other small acquisitions. Partially offsetting this was a reduction of revenue in New Zealand associated with the formation of a joint venture (Aotea Pathology) to service the *Wellington region. Sonic's Valley Diagnostic practice* ("VDL") was contributed into the JV, which Sonic does not consolidate. Sonic's revenue from the JV is therefore equal to it's share of the JV's net profit. Radiology revenue growth has been impacted by the disposal of Sonic's Hong Kong radiology business during the period. Revenue growth has also been affected by one less working day in the current period versus the comparative period.

	Six months ended 31.12.06	Six months ended 31.12.05	Movement
(b) Margin analysis			
EBITDA as a % of Revenue	**21.6%**	21.8%	(20) bps*
EBITA as a % of Revenue	**18.2%**	18.7%	(50) bps*

*bps = basis points of margin

Operating margins have been diluted by a full six months of CPL (which has lower margins than the average of Sonic's other businesses) and by cost pressures within Sonic's radiology businesses. Pathology margins excluding the CPL effect have improved by more than 50 bps on the comparative period.

(c) Depreciation

Depreciation and leased asset amortisation has increased 20.3% against the comparative period due to a full six months impact from the acquisition of CPL, and the timing of capital expenditure. As a percentage of total revenue, depreciation and leased asset amortisation has increased only marginally from 3.2% in the comparative period and 3.3% for the year to June 2006, to 3.4% in the current period.

(d) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

(e) Interest expense

Net interest expense has increased 10.3% on the comparative period due to a full six months impact from the debt associated with the CPL acquisition. Appropriate interest rate hedging arrangements are in place.

(f) Tax rate

The effective tax rate of 26.2% is lower than the comparative period (29.2%) as a result of certain one off tax deductions, including a "catch up" deduction for a transaction relating to the prior year.

(g) Outside equity interests

The outside equity interest figure includes minority interests in CPL, the Schottdorf Group and IPN, in addition to minority interests in other (small) entities in the group. The comparative period figure includes only three months of CPL.

Directors' Report (cont)

(h) Cashflow from operations

Cash generated from operations increased 15% compared to the comparative period, slightly higher than cash profit (net profit plus depreciation, intangibles amortisation, equity instrument expense and outside equity interests), but in line with growth in cash profit.

(i) Earnings per share

Diluted earnings per share ("EPS") increased 7.6% due to earnings growth and the positive effect of CPL and other synergistic acquisitions. EPS growth for the period was effected by the equity raisings conducted in late October 2005 which set the company's balance sheet for further acquisitional growth, such as the American Esoteric Laboratories, Inc ("AEL") acquisition in January 2007.

(j) Auckland pathology contract

As advised in Sonic's announcement dated 14 July 2006, and discussed in later announcements/presentations, Sonic lost it's bid to continue as the provider of community pathology services in the Auckland region of New Zealand. Sonic's current contract for these services expires on 30 June 2007. A judicial review instigated by Sonic into the probity and appropriateness of this decision process is currently under way in Auckland, with a decision expected in coming weeks. Should Sonic be unsuccessful in its strategies to overturn the decision, the financial impacts of the contract loss will depend on the outcome of the subsequent restructuring of Sonic's New Zealand operations. Sonic does not believe a writedown of goodwill would be required, however there is a possibility that at least a partial writedown of the carrying value of certain intangible assets may be required. The current carrying value of these assets is ~$20M. Such a writedown would of course be a non cash item, and would not affect Sonic's future dividend payments. Sonic's Diagnostic Medlab ("DML") operation, whose major source of revenue is this contract, represents less than 4% of Sonic's total revenue and EBITA.

3. Subsequent Events

Since the end of the financial period, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years other than as follows:

On 8 January 2007 Sonic completed the acquisition of 100% of American Esoteric Laboratories, Inc. ("AEL") for a purchase price of ~US$180M (refer to Sonic's announcements to the market dated 15 December 2006 and 9 January 2007).

On 22 January 2007 Sonic acquired all (~18%) the shares not already held by it in its US subsidiary, CPL (refer to Sonic's announcements to the market dated 23 January 2007 and 30 January 2007). The purchase price of ~US$82.7M comprised ~US$41.6M in cash, plus 4,171,732 Sonic ordinary shares. All shares issued as consideration are subject to a 12 month escrow and are not entitled to participate in Sonic's 2007 interim dividend.

On 26 February 2007 Sonic's directors declared a dividend of 17 cents per ordinary share fully franked (at 30%) payable on 28 March 2007 with a record date of 14 March 2007. The interim dividend represents a 13% increase on the comparative period. The company's Dividend Reinvestment Plan ("DRP") remains suspended for this dividend and until further notice.

4. Auditor's Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is attached to this half year report.

5. Rounding of Amounts to Nearest Thousand Dollars

The company is a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

Directors' Report (cont)

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
26 February 2007



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Sonic Healthcare Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

Brian Hunter
Partner
PricewaterhouseCoopers

Sydney
26 February 2007

CONSOLIDATED INCOME STATEMENT
For the half year ended 31 December 2006

	Notes	Six months ended 31.12.06 $'000	Six months ended 31.12.05 $'000
Revenue from operations		**877,108**	782,782
Other income		**4,189**	5,933
Total		**881,297**	788,715
Labour and related costs		**(401,200)**	(355,772)
Consumables used		**(132,595)**	(117,568)
Operating lease rental expense		**(45,438)**	(37,571)
Depreciation and amortisation of physical assets		**(30,089)**	(25,007)
Transportation		**(24,434)**	(21,194)
Borrowing costs expense		**(23,544)**	(21,105)
Repairs and maintenance		**(19,992)**	(19,064)
Utilities		**(19,974)**	(18,834)
Amortisation of intangibles		**(1,217)**	(1,302)
Other expenses from ordinary activities		**(45,838)**	(45,426)
Profit before income tax expense		**136,976**	125,872
Income tax expense		**(35,927)**	(36,695)
Profit after income tax expense		**101,049**	89,177
Net profit attributable to outside equity interests		**(7,521)**	(5,982)
Profit attributable to members of Sonic Healthcare Limited		**93,528**	83,195
Basic earnings per share (cents per share)	4	**31.7**	29.6
Diluted earnings per share (cents per share)	4	**31.2**	29.0

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
As at 31 December 2006

	Notes	31.12.06 $'000	30.6.06 $'000
Current assets			
Cash and cash equivalents		71,717	68,156
Other financial assets		2,467	3,357
Receivables		189,525	188,386
Inventories		29,771	26,926
Other		14,812	16,174
Total current assets		308,292	302,999
Non-current assets			
Receivables		5,048	4,452
Other financial assets		8,568	8,068
Property, plant and equipment		326,020	306,800
Intangible assets		1,719,368	1,690,239
Deferred tax assets		27,499	31,611
Other		1,604	1,051
Total non-current assets		2,088,107	2,042,221
Total assets		2,396,399	2,345,220
Current liabilities			
Payables		129,732	122,319
Interest bearing liabilities		25,869	28,403
Other financial liabilities		244	-
Current tax liabilities		4,140	3,338
Provisions		73,016	70,545
Other		9,421	6,873
Total current liabilities		242,422	231,478
Non-current liabilities			
Interest bearing liabilities		786,392	782,253
Deferred tax liabilities		6,248	7,052
Provisions		16,699	18,592
Other		3,428	3,500
Total non-current liabilities		812,767	811,397
Total liabilities		1,055,189	1,042,875
Net assets		1,341,210	1,302,345
Equity			
Parent entity interest			
Contributed equity	6	1,183,036	1,181,978
Reserves	8	20,717	9,542
Accumulated profits		109,946	93,202
Total parent entity interest		1,313,699	1,284,722
Outside equity interests in controlled entities		27,511	17,623
Total equity		1,341,210	1,302,345

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 31 December 2006

	Six months ended 31.12.06 $'000	Six months ended 31.12.05 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	916,545	822,582
Payments to suppliers and employees (inclusive of goods and services tax)	(722,319)	(646,000)
	194,226	176,582
Interest received	1,546	1,201
Borrowing costs	(23,923)	(24,300)
Income taxes paid	(33,731)	(33,397)
Net cash inflow from operating activities	138,118	120,086
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	(24,600)	(375,863)
Payments for property, plant and equipment and other assets	(57,822)	(43,974)
Proceeds from sale of non current assets	5,676	2,216
Payments for investments	(3,993)	(385)
Repayment of loans by other entities	1,782	945
Loans to other entities	(1,242)	(869)
Net cash (outflow) from investing activities	(80,199)	(417,930)
Cash flows from financing activities		
Proceeds from issues of shares	803	258,577
Proceeds from borrowings	65,813	513,009
Repayment of borrowings	(41,401)	(392,169)
Dividends paid to company shareholders	(76,784)	(63,367)
Dividends paid to minority interests in controlled entities	(1,713)	-
Net cash inflow from financing activities	(53,282)	316,050
Net increase in cash and cash equivalents	4,637	18,206
Cash and cash equivalents at the beginning of the financial period	68,156	31,914
Effects of exchange rate changes on cash and cash equivalents	(1,076)	653
Cash and cash equivalents at the end of the financial period	71,717	50,773

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the half year ended 31 December 2006

	Six months ended 31.12.06 $'000	Six months ended 31.12.05 $'000
Total equity at the beginning of the half year	1,302,345	944,847
Adjustment on initial adoption of AASB 132 and AASB 139:		
Retained profits	-	(1,351)
Reserves	-	516
Exchange differences on translation of foreign operations	2,571	2,189
Cash flow hedges (net of tax)	(135)	142
Net income recognised directly in equity	2,436	1,496
Profit for the half year	101,049	89,177
Total recognised income and expense for the half year	103,485	90,673
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	664	259,512
Dividends paid	(76,784)	(63,367)
Share options	4,856	-
Minority interest on acquisition of subsidiary	-	9,729
Equity issued in subsidiaries to minorities	4,724	-
Distribution to minority interests in subsidiaries	(1,765)	(977)
Equity instrument expense	3,685	2,825
Total equity at the end of half year	1,341,210	1,243,242
Total recognised income and expense for the half year is attributable to:		
Members of Sonic Healthcare Limited	96,658	84,691
Minority interest	6,827	5,982
	103,485	90,673

The above statement should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2006

Note 1 Summary of significant accounting policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006, the 2006 Annual Financial Statements and any public announcements made by Sonic Healthcare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2 Segment information

Primary Reporting – Business Segments

Half Year ended 31 December 2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	675,031	160,202	46,382*	(1,864)	879,751
Interest income					1,546
Total revenue					**881,297**
Segment result	141,336	21,715	(4,077)	-	158,974
Unallocated net interest expense					(21,998)
Profit before tax					**136,976**
Income tax expense					(35,927)
Profit after income tax expense					**101,049**

Primary Reporting – Business Segments

Half Year ended 31 December 2005	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	579,957	158,194	51,227*	(1,818)	787,560
Interest income					1,155
Total revenue					**788,715**
Segment result	120,364	28,791	(3,333)	-	145,822
Unallocated net interest expense					(19,950)
Profit before tax					**125,872**
Income tax expense					(36,695)
Profit after income tax expense					**89,177**

* The decline in Other revenue mainly relates to the disposal by IPN of its physiotherapy and Restart Consulting businesses in the 2006 financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2006

	Six months ended 31.12.06 $'000	Six months ended 31.12.05 $'000
Note 3 Dividends		
Dividends paid during the half year	76,784	63,367

Dividends not recognised at the end of the half year

Since the end of the half year the directors have declared a fully franked interim dividend of 17 cents (2005: 15 cents).

The dividend was declared on 26 February 2007 and is payable on 28 March 2007 with a record date of 14 March 2007.

The aggregate amount of the proposed interim dividend to be paid out of retained profits at the end of the half year, but not recognised as a liability is:	50,305	44,249
Australian franking credits available for subsequent financial periods based on a tax rate of 30%	77,252	76,602

The above balance of the franking account as at 31 December 2006 would enable Sonic to pay fully franked dividends of $180,255,000 in future periods (including the interim dividend noted above).

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan remains suspended for this dividend and until further notice.

	Six months ended 31.12.06 Cents	Six months ended 31.12.05 Cents
Note 4 Earnings per share		
Basic earnings per share	31.7	29.6
Diluted earnings per share	31.2	29.0

	Six months ended 31.12.06 Shares	Six months ended 31.12.05 Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	295,290,973	281,400,943
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	299,619,221	287,176,851

Note 5 Business combinations

No material business or entity was acquired during the current period.

On 1 October 2005 in the comparative period Sonic acquired an 82% equity interest in Clinical Pathology Laboratories, Inc. ("CPL"), an entity incorporated in the United States of America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2006

Note 6 Contributed equity

	31.12.06 Shares	30.6.06 Shares	31.12.06 $'000	30.6.06 $'000
Share capital				
Fully paid ordinary shares	295,345,095	295,203,095	1,183,036	1,181,978

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/06	Opening balance	295,203,095		1,181,978
22/8/06	Shares issued to executives under remuneration arrangements	30,750	-	-
Various	Shares issued following exercise of employee options	111,250	Various	664
Various	Transfers from equity remuneration reserve	-		394
31/12/06	Closing Balance	295,345,095		1,183,036

Note 7 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.06	Options Exercised	Options Forfeited	Options Granted	Options at 31.12.06
4.66	16/05/2007	575,625	(53,250)	-	-	522,375
6.01	07/02/2008	60,000	-	-	-	60,000
6.30	15/02/2008	435,000	(18,000)	(2,500)	-	414,500
7.57	19/12/2008	165,000	(40,000)	-	-	125,000
6.75	31/08/2009	3,000,000	-	-	-	3,000,000
7.50	26/11/2009	1,540,000	-	-	-	1,540,000
9.51	23/07/2009	10,000	-	-	-	10,000
9.56	23/07/2009	370,000	-	-	-	370,000
7.50	22/08/2010	1,540,000	-	-	-	1,540,000
12.69	24/05/2011	-	-	-	40,000	40,000
7.50	22/08/2011	-	-	-	1,540,000	1,540,000
13.10	15/09/2011	-	-	-	1,200,000	1,200,000
13.10	30/09/2011	-	-	-	1,400,000	1,400,000
13.10	30/09/2012	-	-	-	300,000	300,000
13.10	30/09/2013	-	-	-	300,000	300,000
		7,695,625	(111,250)	(2,500)	4,780,000	12,361,875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2006

Note 8 **Reserves**

	31.12.06 $'000	30.6.06 $'000
Foreign currency translation reserve	(3,944)	(7,212)
Hedge accounting reserve	1,499	1,634
Equity remuneration reserve	13,897	10,710
Share option reserve	9,265	4,410
	20,717	9,542

Note 9 **Net tangible asset backing**

	31.12.06 $	30.6.06 $
Net tangible asset backing per ordinary security	(1.28)	(1.31)

Note 10 **Non cash financing and investing activities**

Plant and equipment with an aggregate fair value of $219,000 (2005: $1,107,000) was acquired by means of finance leases and is therefore not reflected in the Statement of Cash Flows.

Note 11 **Events occurring after the balance sheet date**

On 8 January 2007 Sonic completed the acquisition of 100% of American Esoteric Laboratories, Inc. ("AEL") for a purchase price of ~US$180M (refer to Sonic's announcements to the market dated 15 December 2006 and 9 January 2007).

On 22 January 2007 Sonic acquired all (~18%) the shares not already held by it in its US subsidiary, CPL (refer to Sonic's announcements to the market dated 23 January 2007 and 30 January 2007). The purchase price of ~US$82.7M comprised ~US$41.6M in cash, plus 4,171,732 Sonic ordinary shares. All shares issued are subject to a 12 month escrow and are not entitled to participate in Sonic's 2007 interim dividend.

On 26 February 2007 Sonic's directors declared a dividend of 17 cents per ordinary share fully franked (at 30%) payable on 28 March 2007 with a record date of 14 March 2007. The interim dividend represents a 13% increase on the comparative period. The company's Dividend Reinvestment Plan ("DRP") remains suspended for this dividend and until further notice.

Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 7 to 14 are in accordance with the *Corporations Act 2001*, including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

   (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Sonic Healthcare Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
26 February 2007



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Sonic Healthcare Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sonic Healthcare Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Sonic Healthcare Limited Group (the consolidated entity). The consolidated entity comprises both Sonic Healthcare Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity 's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Sonic Healthcare Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Sonic Healthcare Limited for the half-year ended 31 December 2006 included on Sonic Healthcare Limited's web site. The company's directors are responsible for the integrity of the Sonic Healthcare Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sonic Healthcare Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
26 February 2007

Exhibit 35

SONIC HEALTHCARE LIMITED

MEDIA RELEASE – 27 FEBRUARY 2007

FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

1. Financial Result Highlights

		Increase on previous year
Revenue	$881.3M	12%
EBITA	$160.2M	9%
Net Profit	$93.5M	12%
Cashflow from operations	$138.1M	15%
EPS (diluted)	31.2¢	8%

2. Dividends

- Interim Dividend 17¢, fully franked – up 13%.
- Record date – 14 March 2007.
- Payment date – 28 March 2007.

3. 2007 Guidance

- Unchanged since 22 August 2006.
- Revenue Growth including full year of CPL
  - Organic growth ~ 5%
  - Revenue growth including CPL and AEL ~12%
- Earnings Growth
  - EPS growth ~ 10%
- Revenue and earnings growth exclude acquisitions and possible DML-related impacts.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

4. Commentary on Results

Sonic Healthcare today reported a record interim net profit of $94 million for the half year to 31 December 2006, an increase of 12% over the comparative period. The result was achieved on revenues of $881 million, 12% higher than the corresponding period in the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt said: "Sonic's core operations have again performed strongly over this half year period and we are on track to deliver on our previously released guidance for the full year. The strength of Sonic's brands and the quality and experience of Sonic's people will continue to drive our earnings growth into the future."

Sonic's off shore expansion has progressed further with the completion of its second major transaction in the US laboratory market, the acquisition of American Esoteric Laboratories (AEL). AEL represented a high quality group of practices, with a good cultural and geographical fit with Sonic's existing US operations.

In order to better manage Sonic's expanding US businesses, Sonic has established a US company, Sonic Healthcare USA, Inc., which will function as the corporate "parent" of Sonic's US divisional structure. Dr Goldschmidt added, "I am delighted to announce that Sonic Healthcare USA will be led by Dr Robert Connor as CEO and David Schultz as President and COO. I am confident that our management team will grow our US business both organically and by acquisition, and will foster the extraction of synergies across the various federation member practices within Sonic's US group."

Dr Goldschmidt advised that Sonic is currently progressing negotiations with a number of acquisition and outsourcing targets in both the US and Europe and that he expected further significant growth in these large laboratory markets over the coming years.

He said: "As flagged previously, we have continued to experience pressure on margins in our radiology division, but we remain confident that a range of initiatives, including our innovative incentive structures and networked digital imaging solutions, will ensure improvements in the performance of this division of Sonic in the 2008 financial year."

Dr Goldschmidt added: "Sonic's unique model of personalised and medically-focused laboratory and imaging services, within a federation structure, continues to attract potential new partners to Sonic and also encourages outstanding performance from Sonic's people in all entities. With this culture and framework, the opportunities for growth, particularly in the large markets of Europe and North America, are substantial. The enviable position that Sonic holds in the international diagnostics community is a tribute to our talented, loyal and dedicated team of pathologists, radiologists, managers and staff, all of whom I wish to thank and congratulate for their contributions to the success of the Sonic group."

Sonic's Board has declared a fully-franked interim dividend of 17 cents per share, a 13% increase over the previous year's interim dividend.

Dr Colin Goldschmidt
Managing Director
Sonic Healthcare Limited
Ph: (02) 9855 5333
Fax: (02) 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4E Preliminary Final Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 27 February 2007 (www.sonichealthcare.com.au).



Exhibit 36

Sonic Healthcare

Interim Results

For the Half-year ended 31 December 2006

Dr Colin Goldschmidt
CEO and Managing Director

27 February 2007


SONIC
HEALTHCARE

Half-Year Summary

(1 July – 31 Dec 2006)

- Solid first half performance
  - Revenue up 12%
  - Net Profit up 12%
  - EPS up 8%
- Full-year guidance unchanged
  - Sonic tracking to guidance after 7 months
- Sonic operations
  - Pathology division performing well
  - Australian pathology division delivers excellent result
  - Margin pressure in radiology – resolution underway
  - Notable record contribution from IPN
- Growth
  - Recent AEL acquisition in USA (January 2007)
  - Further Northern Hemisphere prospects in pipeline


SONIC
HEALTHCARE

2007 Full-Year Guidance

	2007 Guidance
Organic Revenue Growth	Approximately 5%
EPS Growth	Approximately 10%

- Sonic 2007 guidance unchanged since 22 August 2006
- Sonic tracking to 2007 guidance after 7 months
- Includes CPL acquisition from 1 October 2005 and AEL acquisition from 8 January, 2007
- Assumes no additional acquisitions
- Assumes constant currency exchange rates


SONIC
HEALTHCARE

Revenue Growth

	6 Months ended 31.12.06 ($M)	6 Months ended 31.12.05 ($M)	Growth
Total Revenue	881.3	788.7	11.7%

- Total pathology revenue growth 16.4%
  - Includes CPL (acquired 1 October 2005)
  - Impacted by low growth rate of New Zealand market
  - Australian pathology revenue growth 7.4%
- Total imaging revenue growth 1.3%
  - Disposal of Hong Kong imaging business
  - Effects of MRI licence allocations
  - Competition from public hospitals
  - Rationalisation and restructure of Castlereagh Imaging


SONIC
HEALTHCARE

Sonic Revenue Mix

For half-year ended 31.12.06


5.2%
18.2%
76.6%
Pathology
Radiology
IPN

Sonic's non-Australian revenue (including AEL) comprises almost 50% of total group revenue


SONIC
HEALTHCARE

Earnings Growth

		6 Months ended 31.12.06	6 Months ended 31.12.05	Growth %
EBITA	($'000)	160,191	147,124	8.9%
EBITDA	($'000)	190,280	172,131	10.5%
NPAT	($'000)	93,528	83,195	12.4%
EPS	(cents)	31.2	29.0	7.6%
Cash Generation	($'000)	138,118	120,086	15.0%


SONIC
HEALTHCARE

2nd Half EPS Growth

- Typical strong second-half seasonality
- AEL acquisition
- Ongoing earnings improvement strategies
  - Global procurement
  - Benchmarking
  - IT strategies
- Australian pathology fee increases
  - DVA increase from 1 November 2006
  - Private fee increases in 2nd half 2006


SONIC
HEALTHCARE

Earnings Margins

	6 Months ended 31.12.06	6 Months ended 31.12.05
EBITA Margin	18.2%	18.7%
EBITDA Margin	21.6%	21.8%

- Margin dilution due to
  - CPL acquisition – CPL has lower margins than average of Sonic's other businesses
  - Imaging margins – Low revenue growth and cost pressures associated with radiologists' remuneration restructuring
- EBITA margin expansion
  - Sonic group – excluding CPL and Imaging – up >50 basis points
  - Sonic pathology – up >50 basis points
  - Australian pathology – up >50 basis points



SONIC
HEALTHCARE

Interim Dividend

	2006	2005	Movement %
Interim Dividend	$0.17	$0.15	13%

- Dividend fully franked at 30%
- Record Date 14 March 2007
- Payment Date 28 March 2007
- Dividend Reinvestment Plan remains suspended


SONIC
HEALTHCARE

Debt / Capital Structure

- Current interest bearing debt ~A$1.1 billion
  - Debt at 31 December 2006 – A$812 million
  - *Plus acquisitions of AEL and CPL minorities* – A$295 million
- Debt/EBITDA ratio ~2.7 (bank covenant <3.5)
- Current headroom ~A$250 million plus bridge facility
- Over A$50 million equity "raised" in CPL minorities transaction


SONIC
HEALTHCARE

Australian Pathology

- Australian pathology division tracking strongly
- Margin expansion of >50 basis points over first half last year
- Douglass Hanly Moir Pathology (New South Wales)
  - Ongoing strong organic growth and margin expansion
  - Market share gains in New South Wales
- Sullivan Nicolaides Pathology (Queensland)
  - Solid performance with good cost control
- Clinipath (Western Australia)
  - Market share growth and margin expansion
- Melbourne Pathology (Victoria)
  - Ongoing strong revenue growth
- Sonic holds formidable position in Australian pathology market


SONIC
HEALTHCARE

New DHM Lab and Sonic Head Office

- Construction progressing smoothly
  - On budget and ahead of schedule
- New lab will allow for enhanced efficiencies
  - Centralisation of testing
  - New autolab significantly more efficient than current lab
- Relocation will take place in late 2007


SONIC
HEALTHCARE

New Zealand Pathology

- Market growth rates lower than Sonic's other laboratory markets
- Tenders / RFP's have dominated market over past year
- DML
  - Subject to Judicial Review outcome
- Medlab South
  - Sonic has gained revenue
  - Christchurch status quo to remain, two community players
  - Nelson Marlborough, new contract won
  - Otago-Southland, contract lost
- Valley Diagnostic
  - JV formed with Medlab Wellington to form new lab, Aotea Pathology
  - Sonic (45%) will not consolidate financials – represents lost revenue
- Medlab Central
  - In progress, likely net gain of revenue


SONIC
HEALTHCARE

DML – Judicial Review

- Sonic/DML initiated legal action over loss of Auckland community laboratory contract to Labtests
- Hearing completed (12-23 February), outcome expected in weeks
- Sonic/DML position:
  - <u>RFP process flawed</u> – Sonic priced contract to maintain current services (as mandated in RFP), Labtests bid to materially reduce service levels (halving of collection centres, reducing pathologists, extending turnaround times)
  - <u>Probity issues</u> – Dr Tony Bierre, shareholder and CEO of Labtests, was a Board member of the DHB which awarded the contract to Labtests
  - <u>General Practitioners were not consulted</u> – DHB's are legally obliged to consult with GP's about changes affecting primary care
- DML pathologists and staff united and resolute
- Financial impact of potential loss unclear
  - Appeals are possible
  - Sonic will keep market informed


SONIC
HEALTHCARE

UK Pathology

- TDL continues to perform strongly
  - Solid revenue and earnings growth
  - Margin expansion
- UCLH joint venture robust and beneficial to both partners
- TDL wins Ealing pathology contract tender
  - Pathology provision for Ealing Hospital NHS Trust and Ealing Primary Care Trust
  - Multi-million pound contract over 5 years (commercial terms remain *confidential*)
  - First such contract since Lord Carter report on NHS pathology
  - Contract subject to documentation only
  - Ealing Trusts' press release posted on Sonic Healthcare website today
- Sonic/TDL progressing further outsourcing opportunities


SONIC
HEALTHCARE

European Pathology

- Steady performance from Schottdorf Group
  - Lower growth rates in German laboratory market
  - Provides excellent service for TDL esoteric tests
- Acquisition opportunities
  - Currently pursuing several transactions in Western Europe
  - German market fragmented, presents synergy potential with Schottdorf
  - Targeting acquisition and outsourcing opportunities
  - Expect significant rationalisation of market in next few years
- Plan to establish Sonic Europe management structure
  - Co-ordinate European operations
  - Drive synergies
  - Assist with acquisitions


SONIC
HEALTHCARE

US Pathology

- Sonic developing critical mass in US laboratory market
  - CPL acquisition in October 2005
  - AEL acquisition in January 2007
  - Annualised revenue approaching A$400 million
  - Further acquisitions likely
- Sonic is the third-largest lab operator in the USA
- Sonic Healthcare model now widely recognised in USA market
  - Medical Leadership
  - Personalised service
  - "Federation" structure
  - Provides differentiation from competitors


SONIC
HEALTHCARE

CPL

- CPL performing consistently and to expectation
  - Organic growth rate around 8%
- Sonic acquisition of CPL minority shareholders
  - Decision driven by AEL acquisition
  - Allows synergy capture between Sonic entities without conflict issues
  - Averts the need for minorities to put up capital for acquisitions
  - Total consideration US$82.7 million
  - US$41.6 in cash, balance as ~4 million SHL shares (issued at A$12.52, a 5% discount to price on 8 Dec '06)
- CPL provides outstanding platform for growth
  - Culture, values, model very similar to Sonic's
  - Strong management input into Sonic's US operations
  - Excellent integration at all levels with Sonic Australia



SONIC
HEALTHCARE

AEL

- Sonic acquisition of AEL completed in January 2007
- Purchase price US$180 million
- AEL annual revenues ~A$130 million
- AEL is a full-service laboratory operation
- Four main laboratory centres
  - Memphis, Tennessee (market leader)
  - Morristown, Tennessee
  - Tyler, Texas (CPL overlap)
  - Dallas, Texas (CPL overlap)
- Employs >700 staff
- AEL's strong growth to date ongoing
- Significant overlap and synergy potential with CPL


SONIC
HEALTHCARE


Sonic Healthcare USA, Inc.
Sonic Healthcare USA, Inc. – Board
Dr Colin Goldschmidt, Mr Chris Wilks
Dr Robert Connor, Mr David Schultz
CEO
Dr Robert Connor
Pathologists
COO and President
David Schultz
Divisional
Presidents
Corporate Sales
Robert Walker
CFO
Paul Miller
CIO
TBC
SONIC
HEALTHCARE

Sonic Healthcare USA, Inc.

- Sonic's US corporate entity
  - Based in Austin, Texas
  - Coordinate people and operations
  - Financial management
  - Drive growth, integration and synergy capture
  - Acquisitions
- Sonic's US operations
  - CPL and AEL are outstanding businesses
  - Further acquisitions in pipeline
- Sonic's US lab model presents clear differentiation
  - Medical Leadership
  - Personalised, regionalised services
  - "Federation" structure
- Outlook is for strong growth in US market



SONIC
HEALTHCARE

Imaging

- Revenue growth low
  - Rationalisation of Castlereagh Imaging
  - Public hospital competition
  - MRI licence allocations in Queensland in 2006
  - Sale of small, inherited Hong Kong business
- Margin contraction
  - EBITDA margin 22.2% (25.1% in prior year)
  - Low revenue growth
  - Cost pressure from Radiologists' remuneration restructure
- Outlook positive
  - Revenue turnaround and new markets in Queensland
  - New MRI licence in Townsville (from November 2006)
  - Restructure of Castlereagh business
  - Positive impact of incentive-based radiologists' remuneration plan
  - Productivity gains with roll-out of digital imaging applications
  - Changes will flow through in 12-18 months


SONIC
HEALTHCARE

IPN

- IPN delivers outstanding half-year result
  - Net profit up 63% to $4.1 million
  - Revenue from continuing operations up 6% to $44.7 million
  - Operating cash flow up 93% to $6.1 million
  - Earnings per share up 39% to $0.39 per share
- IPN pursuing organic and acquisitional growth
- Sonic support for expansion ($30 million debt facility)
- CEO Malcolm Parmenter providing strong medical leadership
- Outlook for continued strong growth


SONIC
HEALTHCARE

Future Growth

- Sonic's core laboratory businesses tracking strongly
  - Solid infrastructure in growing markets
  - Margin expansion from ongoing growth
- Imaging turnaround expected in near term
- Acquisition and outsourcing opportunities
  - USA laboratory market presents great potential for Sonic
  - European laboratory acquisition opportunities in pipeline
  - Laboratory outsourcing in UK and Europe


SONIC
HEALTHCARE



Exhibit 37



-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	95,625
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	90,625 @$4.66 5,000 @$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 MARCH 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	299,878,702	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
175,500	16.05.2007 @ $4.66
40,000	16.05.2007 @ $4.66
60,000	07.02.2008 @ $6.01
359,500	15.02.2008 @ $6.30
125,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
370,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE
- [ ] Electronic payment made
  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [ ] Periodic payment as agreed with the home branch has been arranged
  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 14 MARCH 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.



Exhibit 38


HEALTHCARE
LIMITED

20 March 2007



SONIC HEALTHCARE SUCCESSFUL IN AUCKLAND LITIGATION

Sonic Healthcare Limited is pleased to announce that its legal challenge of the decision to award a new community laboratory services contract to Lab Tests Auckland Limited, a company owned 76.67% by Healthscope Limited, has been successful.

Today the High Court of New Zealand issued a judgment ruling that the Lab Tests' contract is "invalid and of no effect".

The current contract of Sonic's subsidiary, Diagnostic Medlab, is due to expire on 30 June 2007. Arrangements will need to be made for the continuity of service of community pathology testing in Auckland. Sonic and Diagnostic Medlab look forward to constructive discussions with the Auckland Region District Health Boards about future laboratory service provision.

For further information please contact:

Dr Colin Goldschmidt
Managing Director
Sonic Healthcare

Telephone: +61 2 9855 5333
Email: colgold@msn.com.au



Exhibit 39

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Sonic Healthcare Limited
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	3 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Evinlow Pty Ltd
Date of change	29 March 2007
No. of securities held prior to change	Direct 107,250 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,620,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Evinlow Pty Ltd; 700,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Class	Fully paid ordinary shares in Sonic Healthcare Limited.

Number acquired	NIL
Number disposed	Indirect interest of 300,000 shares (see Detail of contract in Part 2 below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.70 per share
No. of securities held after change	Direct 107,250 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,620,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Evinlow Pty Ltd; 400,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of indirect interest in 300,000 shares as part of maturity of collar and financing arrangement. See Part 2 below for details.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The collar and financing arrangement entered into with Macquarie Bank (as disclosed on 10 September 2004 and 4 March 2005) has matured in respect of 300,000 shares. The collar and financing arrangement continues in respect of a further 200,000 shares (held indirectly in the name of Estelle Wilks - spouse)
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Exhibit 40

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Sonic Healthcare Limited
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	3 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds fully paid ordinary shares in Sonic Healthcare Limited.
Date of change	29 March 2007
No. of securities held prior to change	Direct 60,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 3,000,000 options exercisable at $7.50 each. Indirect 1,200,000 Sonic Healthcare Limited fully paid ordinary shares.
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	NIL
Number disposed	Indirect interest of 600,000 shares disposed on 29 March 2007 (see Detail of contract in Part 2

	below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $14.70 per share (see Detail of contract in Part 2 below)
No. of securities held after change	Direct 60,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 3,000,000 options exercisable at $7.50 each. Indirect 600,000 Sonic Healthcare Limited fully paid ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of indirect interest in 600,000 shares as part of maturity of collar and financing arrangement. See Part 2 below for details.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The collar and financing arrangement entered into with Macquarie Bank (as disclosed on 10 September 2004 and 4 March 2005) has matured in respect of 600,000 shares. The collar and financing arrangement continues in respect of a further 600,000 shares (held indirectly through Hamlac Pty Ltd)
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Exhibit 41

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	105,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	69,500 @$4.66 10,500 @$6.30 25,000 @$9.56
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 APRIL 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	299,983,702	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		141,000	16.05.2007 @ $4.66
		5,000	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		349,000	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		345,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [✓] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 5 APRIL 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

======

+ See chapter 19 for defined terms.

Exhibit 42

-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	37,500 @$4.66 500 @$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 APRIL 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
300,021,702	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		103,500	16.05.2007 @ $4.66
		5,000	16.05.2007 @ $4.66
		60,000	07.02.2008 @ $6.01
		348,500	15.02.2008 @ $6.30
		125,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		345,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 24 APRIL 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 43

ur-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	86,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	72,000 @$4.66 4,500 @$6.30 10,000 @$7.57
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 MAY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,108,202	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		60,000	07.02.2008 @ $6.01
		344,000	15.02.2008 @ $6.30
		115,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		345,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 16 MAY 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 44


HEALTHCARE
LIMITED

31 May 2007

SONIC HEALTHCARE ACQUIRES THE MEDICA LABORATORY GROUP IN SWITZERLAND

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to announce that it has acquired 100% of the Medica Laboratory Group ("Medica") based in Zurich, Switzerland.

Medica has a well-established position in the Swiss laboratory market and is led by Dr Franz Kaeppeli, who has been the driving force of the group for the past 30 years and who will continue in his role as CEO. The Medica Group has annual revenue of approximately Swiss Francs (CHF) 55 million.

The unique strengths of the Medica Group include:

- A long tradition of providing personalised laboratory service.
- Service provision throughout most of Switzerland.
- A leading position in scientific endeavours (national and international research projects and scientific publications).

The purchase price of the practice was ~CHF 98 million. The acquisition was debt funded and will be immediately earnings per share accretive.

Sonic Healthcare's CEO and Managing Director Dr Colin Goldschmidt said: "The acquisition of Medica represents an important addition to our expanding laboratory operations in Western Europe. Medica provides Sonic with an excellent base upon which to grow in the Swiss market and presents new opportunities for synergy capture within our evolving European federation of practices. Dr Kaeppeli and his experienced team of managers will continue to lead and operate the business into the future and we take this opportunity to warmly welcome all Medica staff to the Sonic team".

Dr Kaeppeli, CEO of Medica said: "This alliance provides an opportunity for Medica scientists to expand their valuable research in the fields of laboratory diagnostics and applied sciences on a broader, global scale. We feel privileged to continue to provide our personalised laboratory service within a dynamic, internationally renowned group such as Sonic Healthcare and believe that this partnership will create new opportunities for our customers as well as for our staff."

For further information regarding this announcement please contact:

Dr Colin Goldschmidt
Managing Director

Telephone: (02) 9855 5333
Facsimile: (02) 9878 5066
Email: colgold@msn.com.au

Laboratory services continuity assured

The three Auckland regional District Health Boards advise that they have reached agreement with Diagnostic Medlab Limited (DML) (a subsidiary of Sonic Healthcare Limited, ASX code SHL) for the ongoing provision of full primary referred pathology services across the Auckland region.

The transition to a new contract (effective from 1 July) will be seamless in all respects. The process of agreeing this new contract took into account clinical advice from the Chief Medical Officers to ensure patient safety and quality of service.

Some relevant conditions of this new agreement are advised in the public interest.

- The contract is for a period of 18 months in the first instance.
- The contract will result in savings of more than $10million through the contract term for the same level of service. This demonstrates DML's understanding of the need to deliver financial savings for the region.
- Current service levels, quality standards, turnaround times, and staffing levels will be maintained. The DHBs will work to develop longer term preferred configuration options for collection services. Any significant changes will be made only after appropriate consultation with community, provider, user and referrer representatives has taken place.
- Specific performance measures through the period of the contract have been agreed.
- The parties will work together to provide a greater level of transparency so that there is increased understanding of the cost and volume of the service.
- Both parties acknowledge the importance of the continuity of community laboratory services and accordingly cooperative transitional arrangements for any eventuality at the end of the contract term are provided for.

Garry Smith, on behalf of the three DHB CEOs in Auckland says they are pleased to secure an interim arrangement which includes some of the strategies that the DHBs are wanting to achieve in their long-term vision for laboratory services.

He commended DML's approach to achieving this Agreement.

"Our discussions have been constructive and we look forward to a productive working relationship over the ensuing period.

"All people in the region can be assured that they will continue to have a quality service going forward," says Mr Smith.

DML Chief Executive, Dr Arthur Morris, says; "DML and the DHBs are committed to working together in a positive relationship in the best interests of the Auckland region."

The three District Health Boards (Waitemata District Health Board, Auckland District Health Board and Counties-Manukau District Health Board) have ratified the contract.

Ends.

Contact:

Auckland Regional DHBs
Sally Haysom
Phone: +64 219 64 944

Diagnostic Medlab Limited
Dr Arthur Morris
Phone: +649 571 4093
Mobile: +64 274 352 727



Exhibit 45



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONIC HEALTHCARE LIMITED
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DR H F SCOTTON
Date of last notice	24 OCTOBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic are held beneficially via Lakin Investments Pty Ltd as trustee for B.M.K.S. Superannuation Fund No.3
Date of change	4 JUNE 2007
No. of securities held prior to change	180,634 Ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	Not Applicable (see nature of change below)
Number disposed	Not Applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.28 per share

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 115,189 Ordinary shares, fully paid. Indirect 65,445 ordinary shares, fully paid are held beneficially via Lakin Investments Pty Ltd as trustee for B.M.K.S. Superannuation Fund No.3
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer of 65,445 shares from Direct Holding into Indirect Holding.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Exhibit 46

ur-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	42,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	32,000 @$6.30 10,000 @$6.01
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 JUNE 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,150,202	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		50,000	07.02.2008 @ $6.01
		312,000	15.02.2008 @ $6.30
		115,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		345,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 21 JUNE 2007
~~(Director~~/Company secretary)

Print name: PAUL ALEXANDER......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 47


SONIC
HEALTHCARE
LIMITED

6 July 2007

SONIC HEALTHCARE TO ACQUIRE SUNRISE MEDICAL LABORATORIES, INC. OF NEW YORK

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to announce that it has signed an agreement to acquire 100% of Sunrise Medical Laboratories, Inc. ("Sunrise").

Sunrise has annual revenues in the order of US$75 Million (~A$90 Million) and employs over 360 staff.

Sunrise is a full service clinical reference laboratory servicing Long Island and the New York metropolitan area, with an estimated 6% share of the local market. Established in 1972, the company is headquartered and operates its primary laboratory in Hauppauge, New York (~50kms east of New York City on Long Island) and is led by founders Larry Siedlick (CEO) and Pat Lanza (President).

The purchase price will be ~US$148 Million, plus up to US$20 Million under an earn-out arrangement which is based on above market revenue growth and maintenance of EBITDA margin in the year following settlement. The acquisition has been structured so as to provide a tax deduction for goodwill amortisation over 15 years, with a net present value of ~US$30 Million. Adjusted for the tax benefit, the base purchase price reflects an effective EBITDA multiple of approximately 9.5 times. Settlement is expected in early August 2007 and is conditional upon US anti-trust approval.

The acquisition will be debt funded in US dollars and will be immediately earnings per share accretive.

Sonic Healthcare's CEO and Managing Director, Dr Colin Goldschmidt said: "The acquisition of Sunrise represents an important strategic step for Sonic Healthcare in its expanding US laboratory operations. Sunrise is a high-quality laboratory, with outstanding management and with a culture that is very similar to that of Sonic's. The proven track record of Sunrise in the populous New York area gives Sonic an attractive entry into an important US market segment. The company has a history of strong organic growth based on personalised and excellent customer service. I wish to warmly welcome all Sunrise staff to the Sonic Healthcare group."

Larry Siedlick, Pat Lanza and their management team will continue to operate the business post acquisition and Sunrise will become a new member of Sonic's US "federation" of laboratories, serving as the hub for the north east. Significant potential exists for synergy capture in areas such as purchasing, esoteric testing and benchmarking between Sonic's individual US labs and between the US and Sonic's international operations.

For further information regarding this announcement, please contact:

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

Telephone: +61 2 9855 5333

Email: colgold@msn.com.au

Paul Alexander
Company Secretary
Sonic Healthcare

Telephone: +61 2 9855 5404
Mobile: +61 418 206 251
Email: pjalex@ozemail.com.au

Exhibit 48

ur-Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	27,500 @$9.56 2,500 @$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 JULY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,180,202	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
50,000	07.02.2008 @ $6.01
309,500	15.02.2008 @ $6.30
115,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
317,500	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

SAME AS EXISTING

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached – UPON RECEIPT OF TAX INVOICE

- [ ] Electronic payment made

  Note. Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 16 JULY 2007
(~~Director~~/Company secretary)

Print name: PAUL ALEXANDER.......................

== == == == ==

+ See chapter 19 for defined terms.

Exhibit 49



SONIC
HEALTHCARE
LIMITED

SETTLEMENT OF SUNRISE MEDICAL LABORATORIES ACQUISITION

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has completed the transaction to acquire 100% of Sunrise Medical Laboratories, Inc. referred to in our release to the market dated 6 July 2007.

For further information regarding this release, please contact:

Paul Alexander
Company Secretary
Telephone: (02) 9855 5404
Facsimile: (02) 9878 5066

1 August 2007

Exhibit 50


SONIC
HEALTHCARE
LIMITED

2 August 2007

SONIC HEALTHCARE TO MOVE TO 100% OWNERSHIP OF ITS GERMAN LABORATORY BUSINESS

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to advise that it has reached agreement to acquire all the outstanding equity held by minority interests in its German laboratory business.

Sonic acquired its 55.9% majority interest on 29 June 2004, leaving the initial owners with the remaining 44.1%. With the benefit of operating in the German laboratory market for over 3 years and with a pipeline of acquisition opportunities in Western Europe, Sonic has determined that it is now preferable to wholly own its German operations, in order to facilitate synergy capture and rationalisation.

Sonic will initially move to a 67.9% interest (within the next few days) and then, conditional only on a reorganisation of the legal structure of the German business and German anti-trust approval, Sonic will move to 100% ownership. As the reorganisation may take 6-9 months, settlement of the final tranche is expected in early 2008. The current management team will continue to manage the business post-settlement.

The purchase price for the 44.1% will be ~€80 million. The acquisition will be debt funded in Euro, and will be earnings per share accretive.

For further information regarding this announcement, please contact:

Dr. Colin Goldschmidt
CEO and Managing Director,
Sonic Healthcare Limited

Telephone +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

or

Mr Paul Alexander
Company Secretary,
Sonic Healthcare Limited

+61 2 9855 5404
+61 2 9878 5066
pjalex@ozemail.com.au

Exhibit 51


SONIC
HEALTHCARE
LIMITED

13 August 2007

The Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Notice of proposed issues of securities

I refer to Listing Rule 3.10.3 in relation to the obligation to advise of an intention to issue securities. Sonic Healthcare Limited ("Sonic") (SHL.AX) advises that conditional on the settlement of the Bioscientia Healthcare acquisition (see separate announcement today) it will issue the following securities:

1. Ordinary Shares

Sonic will issue 116,674 ordinary shares at an issue price of $14.16 as settlement for €1million of the announced purchase price for the Bioscientia acquisition. The shares will rank equally with existing ordinary shares.

2. Options

Sonic will issue 1,000,000 options to the managers who are currently shareholders of Bioscientia. The details of the options and the shares to be issued on their exercise are as follows:

- **Class of security to be issued** – options over ordinary shares;
- **Number of securities to be issued** – 1,000,000;
- **Principle terms of the securities to be issued**–

Proportion of Options Exercisable	Vesting Period
up to 50%	From 30 months up to 42 months after the date of grant
up to 75%	From 42 months up to 54 months after the date of grant
up to 100%	From 54 months after the date of grant until the expiry date
Expiry date	58 months after the date of grant

The shares issued on exercise will rank equally with ordinary shares;

- **Exercise Price** – the amount required to be paid on exercise pursuant to the terms of each option is $14.16;
- **The purpose of the issue** – to satisfy obligations incurred by Sonic Healthcare on the acquisition of the Bioscientia business pursuant to agreements with the sellers of that business;

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

- **Whether shareholder approval is required** – No
- **Whether the issue will be to a class of security holder** – No

An application for listing of all shares allotted will be made to the ASX at the relevant time.

Yours sincerely

Paul Alexander
Company Secretary

Exhibit 52




SONIC
HEALTHCARE
LIMITED

13 August 2007

SONIC HEALTHCARE TO ACQUIRE THE BIOSCIENTIA HEALTHCARE GROUP IN GERMANY

Sonic Healthcare Limited ("Sonic", SHL.AX) is pleased to announce that it has signed an agreement to acquire 100% of the Bioscientia Healthcare Group ("Bioscientia") based in Ingelheim near Frankfurt, Germany.

Bioscientia is a leading German laboratory group with national presence and a well-established reputation for medical excellence and quality leadership. The company was founded in 1970 as a subsidiary of pharmaceutical group Boehringer Ingelheim and later spun-out by way of a management buy-out in 1995. The group employs over 1,000 staff and has annual revenues in the order of EUR 125 million. Bioscientia's senior management team will continue to lead the business post acquisition.

Over the past years, Bioscientia has created a highly efficient network of 15 regional laboratories throughout Germany and also operates several local laboratories within hospital locations. Its modern, central facility in Ingelheim serves as a full-service clinical reference laboratory, offering a broad range of tests to General Practitioners, Specialists, hospitals and other customers. As the first laboratory in Europe to achieve accreditation by the U.S. College of American Pathologists (CAP) in 1987, Bioscientia also provides laboratory services to international customers, which include hospitals in the Middle East. Further information about Bioscientia can be found at www.bioscientia.com.

The purchase price for Bioscientia is based on an enterprise value of EUR 190 million and represents a prospective EBITDA multiple of approximately 9.7 times. The acquisition will be immediately earnings per share accretive and will be funded initially by a bridge debt facility in Euros. Sonic is also considering the possibility of a capital raising which may include an offer to all shareholders. Settlement is conditional upon German anti-trust approval and is expected to take place by October 2007.

Sonic Healthcare's CEO and Managing Director Dr Colin Goldschmidt said: "The acquisition of Bioscientia represents an exciting and very significant step forward in the expansion of Sonic's global network of laboratories. As one of Europe's largest and most respected laboratories, Bioscientia will add critical mass and enormous value to Sonic, as well as provide the potential for significant synergy within the German laboratory market. Important common ground exists between our two companies, particularly in the areas of culture, values and operational excellence. Bioscientia's outstanding reputation is a tribute to the incumbent management team and we are delighted that Dr Markus Nauck and his executive team will continue to lead the Bioscientia group into the future. Professor Bernd Heicke will continue in his role as Chairman of the Bioscientia Board. We look forward to working with the entire Bioscientia team to further strengthen and improve our operations in Germany and in Europe and to promote our vision for collaborative global laboratory services. I wish to take this opportunity to warmly welcome all Bioscientia staff to Sonic Healthcare's world-wide team of people."

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

Dr Markus Nauck, CEO of Bioscientia said: "We are most enthusiastic to be joining with the Sonic Healthcare group. Bioscientia and Sonic are companies with similar business philosophies and strategic objectives and we look forward to joining with a like-minded organisation with broad international laboratory operations. We have an experienced and energetic management team who, together with our entire team of staff, are keen to join with Sonic Healthcare, where we believe we can make a positive contribution to the group's future successes. The partnership with Sonic Healthcare provides an excellent basis for further expanding our personalised laboratory service to the advantage of our customers and their patients."

For further information regarding this announcement please contact:

Dr. Colin Goldschmidt
CEO and Managing Director,
Sonic Healthcare Limited
www.sonichealthcare.com

Telephone +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

or

Mr. Paul Alexander
Company Secretary,
Sonic Healthcare Limited
www.sonichealthcare.com

+61 2 9855 5404
+61 2 9878 5066
pjalex@ozemail.com.au



Exhibit 53


HEALTHCARE
LIMITED

13 August 2007

The Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Grant of Options

I refer to Listing Rule 3.10.3 in relation to the obligation to advise of an intention to issue securities. Sonic Healthcare Limited ("Sonic") (SHL.AX) advises that options will be granted by it over its ordinary shares as follows:

- **Class of security to be issued –** options over ordinary shares
- **Number of securities to be issued** – 1,500,000
- **Principle terms of the securities to be issued–**

Number of Options	Vesting Period	Expiry Date
200,000	30 May 2008	30 September 2012
200,000	30 May 2009	30 September 2012
250,000	13 February 2010	13 June 2012
200,000	30 May 2010	30 September 2012
125,000	13 February 2011	13 June 2012
125,000	13 February 2012	13 June 2012
200,000	30 May 2011	30 September 2012
200,000	30 May 2012	30 September 2012

The shares issued on exercise will rank equally with ordinary shares.

- **Exercise Price** – the amount required to be paid on exercise pursuant to the terms of each option is $13.00
- **The purpose of the issue** – incentive arrangements and in connection with the business of the Medica Laboratory Group in Switzerland
- **Whether shareholder approval is required** – No
- **Whether the issue will be to a class of security holder** – No

An application for listing of all shares allotted on exercise of these options will be made to the ASX at the relevant time after their exercise.

Yours sincerely

Paul Alexander
Company Secretary

Exhibit 54

Sonic Healthcare Limited

ABN 24 004 196 909

PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2007

Lodged with the ASX under Listing Rule 4.3A

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the year ended 30 June 2007

Financial Results

Revenue from ordinary activities	Up 13.9% to $1,886,081,000
Earnings before interest, tax and intangibles amortisation (EBITA)	Up 12.3% to $343,562,000
Profit from ordinary activities after tax attributable to members	Up 15.1% to $198,072,000
Net profit for the period attributable to members	Up 15.1% to $198,072,000

Dividends and Dividend Reinvestment Plan

	Amount per security	Franked amount per security
Final dividend	29¢	29¢
Interim dividend (paid 28 March 2007)	17¢	17¢
Previous corresponding period final dividend	26¢	26¢

The record date for determining entitlements to the final dividend will be 5 September 2007. The final dividend will be paid on 20 September 2007. The Company's Dividend Reinvestment Plan (DRP) remains suspended for this dividend and until further notice.

Earnings per Share

	Year to 30 June 2007	Year to 30 June 2006
Basic earnings per share	66.6¢	59.8¢
Diluted earnings per share	65.5¢	58.6¢

An explanation of the figures reported above is provided in the following pages of this report.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2007

1 Summary financial results

	Reference	2007 $'000	2006 $'000	Movement %
Total Revenue	(a)	**1,886,081**	1,656,367	13.9%
Earnings before Interest, Tax, Depreciation and Amortisation (**EBITDA**)	(b)	**405,667**	360,307	12.6%
Depreciation and Lease Amortisation	(c)	**(62,105)**	(54,274)	14.4%
Earnings before Interest, Tax and Intangibles Amortisation (**EBITA**)	(b)	**343,562**	306,033	12.3%
Amortisation of Intangibles	(d)	**(2,633)**	(1,823)	44.4%
Net Interest Expense	(e)	**(50,473)**	(40,435)	24.8%
Income Tax attributable to Operating Profit	(f)	**(80,402)**	(77,960)	3.1%
Net Profit attributable to Outside Equity Interests	(g)	**(11,982)**	(13,786)	(13.1)%
Net Profit attributable to shareholders of Sonic Healthcare Limited		**198,072**	172,029	15.1%
Cash generated from operations	(h)	**267,935**	247,208	8.4%
EPS (diluted earnings per share) (cents)	(i)	**65.5**	58.6	11.8%

(a) Revenue growth

Revenue growth for the year for Sonic's Australian pathology operations was strong at 8.6%. Revenue growth was augmented by a full 12 months contribution from the acquisition of Clinical Pathology Laboratories, Inc. ("CPL", acquired on 1 October 2005), the acquisition of American Esoteric Laboratories, Inc. ("AEL") on 8 January 2007, the acquisition of the Medica Laboratory Group on 30 May 2007, and other small acquisitions. Organic revenue growth in Sonic's US operations was well above market at almost 14%. Partially offsetting this was a reduction of revenue in New Zealand associated with the formation of a joint venture (Aotea Pathology) to service the Wellington region. Sonic's Valley Diagnostic practice ("VDL") was contributed into the JV, which Sonic does not consolidate. Sonic's revenue from the JV is therefore equal to it's share of the JV's net profit. Radiology revenue growth has been impacted by the disposal of Sonic's Hong Kong radiology business during the period. Growth was also negatively impacted by foreign exchange rate movements, which reduced reported revenue by ~$16M compared with the prior year.

(b) Margin analysis

	2007	2006	Movement
EBITDA as a % of Revenue	**21.5%**	21.8%	(30) bps*
EBITA as a % of Revenue	**18.2%**	18.5%	(30) bps

*bps = basis points of margin

Operating margins have been diluted by the acquisitions of businesses during the current and prior year which have lower margins than the average of Sonic's other businesses, and by cost pressures within Sonic's radiology businesses. Radiology margins in the second half of the 2007 year showed improvement over the first half and it is expected that this trend will continue. The margin expansion in Australian, UK and US pathology practices was particularly pleasing.

SUMMARY AND EXPLANATION OF RESULTS
For the year ended 30 June 2007

(c) Depreciation and lease amortisation

Depreciation and leased asset amortisation has increased 14.4% against the prior year due mainly to the acquisition of businesses during the current and prior year. As a percentage of total revenue, depreciation and leased asset amortisation is virtually unchanged from the prior year.

(d) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

(e) Interest expense

Net interest expense has increased 24.8% on the prior year due to increased debt as a result of acquisitions in the current and previous year. Appropriate interest rate hedging arrangements are in place.

(f) Tax expense

The effective tax rate (27.7%) has decreased from the prior year (29.6%) as a result of Sonic's offshore expansion. Sonic's subsidiary, Independent Practitioner Network Limited ("IPN") has recognised in the current year a tax asset of $6,220,000 in relation to tax losses of prior years and booked a corresponding credit to tax expense. However as the losses relate to periods prior to Sonic gaining control of IPN, Sonic is required to treat the credit as a reduction of goodwill on consolidation, rather than as an increase in profit.

(g) Outside equity interests

The outside equity interest figure includes minority interests in CPL (for seven months of the current year and nine months of the prior year), the Schottdorf Group and IPN, in addition to minority interests in other (small) entities in the group.

(h) Cashflow from operations

Cash generated from operations increased 8.4% compared to the prior year as a result of earnings growth, which was partly offset by an increase in trade debtors at year end caused by a delay in certain significant debtor receipts, and a slight deterioration in debtors aging in the US, which is being addressed as part of integrating acquisitions.

(i) Earnings per share

Diluted earnings per share increased 11.8% due to earnings growth and the positive effect of the American Esoteric Laboratories, Inc. ("AEL") acquisition, and other synergistic acquisitions.

(j) Auckland pathology contract

As advised in Sonic's announcement dated 20 March 2007 and in a media release dated 29 March 2007, Sonic was successful in its legal challenge against a decision to award a new community laboratory services contract to a competitor. The competitor has filed an appeal, which is due to be heard in 2008. Sonic was awarded a new contract as sole provider of community pathology services in the Auckland region of New Zealand for a minimum of 18 months from 1 July 2007. Sonic is confident of its ability to work with the Auckland regional District Health Boards to deliver excellent service to the people of Auckland, so as to ensure the new contract is renewed or extended.

2 Final dividend and Dividend Reinvestment Plan (DRP)

The Board has declared a final dividend of 29 cents per share fully franked (at 30%) to be paid on 20 September 2007. The record date will be 5 September 2007.

The total dividend for the year is therefore 46 cents per share, a 12.2% increase on the prior year.

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) remains suspended for this dividend and until further notice.

FULL YEAR REPORT

CONTENTS PAGE

This report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the accompanying notes, the 2006 Annual Report, the 2006 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CONSOLIDATED INCOME STATEMENT
For the year ended 30 June 2007

	Notes	2007 $'000	2006 $'000
Revenue from operations		1,877,682	1,645,184
Other income		8,399	11,183
Total Revenue		1,886,081	1,656,367
Labour and related costs (including $7,089,000 (2006: $5,511,000) of equity remuneration expense)		(846,022)	(745,392)
Consumables used		(286,927)	(247,158)
Operating lease rental expense		(84,287)	(80,127)
Depreciation and amortisation of physical assets		(62,105)	(54,274)
Borrowing costs expense		(54,302)	(42,925)
Transportation		(51,420)	(44,300)
Utilities		(42,345)	(37,821)
Repairs and maintenance		(42,113)	(38,343)
Amortisation of intangibles		(2,633)	(1,823)
Other expenses from ordinary activities		(123,471)	(100,429)
Profit from ordinary activities before income tax expense		290,456	263,775
Income tax expense		(80,402)	(77,960)
Profit from ordinary activities after income tax expense		210,054	185,815
Net profit attributable to outside equity interests		(11,982)	(13,786)
Profit attributable to members of Sonic Healthcare Limited		198,072	172,029
Basic earnings per share (cents per share)	5	66.6	59.8
Diluted earnings per share (cents per share)	5	65.5	58.6

The above consolidated income statement should be read in conjunction with the accompanying notes, the 2006 Annual Report, the 2006 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED BALANCE SHEET
As at 30 June 2007

	Notes	2007 $'000	2006 $'000
Current assets			
Cash and cash equivalents		**35,960**	68,156
Other financial assets		**4,759**	3,357
Receivables		**247,601**	188,386
Inventories		**32,429**	26,926
Other		**20,650**	16,174
Total current assets		**341,399**	302,999
Non-current assets			
Receivables		**4,245**	4,452
Other financial assets		**6,931**	8,068
Property, plant and equipment		**371,226**	306,800
Intangible assets		**2,149,437**	1,690,239
Deferred tax assets		**24,932**	31,611
Other		**2,292**	1,051
Total non-current assets		**2,559,063**	2,042,221
Total assets		**2,900,462**	2,345,220
Current liabilities			
Payables		**158,356**	122,319
Interest bearing liabilities	1	**455,689**	28,403
Current tax liabilities		**4,888**	3,338
Provisions		**78,639**	70,545
Other financial liabilities		**542**	-
Other		**7,468**	6,873
Total current liabilities		**705,582**	231,478
Non-current liabilities			
Interest bearing liabilities		**719,567**	782,253
Deferred tax liabilities		**11,076**	7,052
Provisions		**19,413**	18,592
Other		**6,379**	3,500
Total non-current liabilities		**756,435**	811,397
Total liabilities		**1,462,017**	1,042,875
Net assets		**1,438,445**	1,302,345
Equity			
Parent entity interest			
Contributed equity	6	**1,242,859**	1,181,978
Reserves	8	**12,397**	9,542
Accumulated profits	9	**164,220**	93,202
Total parent entity interest		**1,419,476**	1,284,722
Outside equity interest in controlled entities		**18,969**	17,623
Total equity		**1,438,445**	1,302,345

The above consolidated balance sheet should be read in conjunction with the accompanying notes, the 2006 Annual Report, the 2006 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 June 2007

	2007 $'000	2006 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**1,919,997**	1,703,951
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,536,825)**	(1,341,994)
	383,172	361,957
Interest received	**3,829**	2,490
Borrowing costs	**(53,632)**	(45,936)
Income taxes paid	**(65,434)**	(71,303)
Net cash inflow from operating activities	**267,935**	247,208
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(486,101)**	(419,373)
Payments for property, plant and equipment and intangible assets	**(129,206)**	(97,968)
Proceeds from sale of non current assets	**6,281**	9,497
Payments for investments	**(2,186)**	(1,162)
Payments under a pre-acquisition restructuring plan	**(5,386)**	-
Repayment of loans by other entities	**4,796**	2,237
Loans to other entities	**(3,620)**	(1,328)
Net cash (outflow) from investing activities	**(615,422)**	(508,097)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**4,119**	270,514
Proceeds from borrowings	**733,808**	988,721
Repayment of borrowings	**(283,954)**	(857,133)
Dividends paid to company shareholders	**(127,054)**	(107,539)
Dividends paid to minority interests in controlled entities	**(2,604)**	(1,995)
Net cash inflow from financing activities	**324,315**	292,568
Net (decrease)/increase in cash and cash equivalents	**(23,172)**	31,679
Cash and cash equivalents at the beginning of the financial year	**68,156**	31,914
Effects of exchange rate changes on cash and cash equivalents	**(9,024)**	4,563
Cash and cash equivalents at the end of the financial year	**35,960**	68,156

The above consolidated cash flow statement should be read in conjunction with the accompanying notes, the 2006 Annual Report, the 2006 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 30 June 2007

	2007 $'000	2006 $'000
Total equity at the beginning of the year	**1,302,345**	945,265
Adjustment on initial adoption of AASB 132 and AASB 139:		
Retained profits	-	(1,353)
Reserves	-	516
Exchange differences on translation of foreign operations	**(14,141)**	(3,567)
Cash flow hedges (net of tax)	**1,007**	1,118
Net income recognised directly in equity	**(13,134)**	(3,286)
Profit for the year	**210,054**	185,815
Total recognised income and expense for the year	**196,920**	182,529
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	**3,949**	271,455
Dividends paid	**(127,054)**	(107,539)
Share options	**7,564**	-
Minority interest on acquisition of subsidiary	-	7,119
Equity issued in subsidiaries to minorities	**4,460**	-
Value of shares issued as part consideration for the acquisition of CPL minority interests	**56,360**	-
Acquisition of minority interests in controlled entities	**(13,407)**	-
Fair value adjustments to minority interests at acquisition	**2,002**	-
Distribution to minority interests in subsidiaries	**(1,783)**	(1,995)
Equity remuneration expense	**7,089**	5,511
Total equity at the end of year	**1,438,445**	1,302,345
Total recognised income and expense for the year is attributable to:		
Members of Sonic Healthcare Limited	**186,951**	168,655
Minority interest	**9,969**	13,874
	196,920	182,529

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes, the 2006 Annual Report, the 2006 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2007

Note 1 Summary of significant accounting policies

This financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006, the 2006 Annual Financial Statements and any public announcements made by Sonic Healthcare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The principal accounting policies adopted in the preparation of the financial report are consistent with those of the previous financial year and have been consistently applied to all the periods presented, unless otherwise stated.

Working capital deficiency

Sonic is required to show the full amount drawn ($430M) as at 30 June 2007 of its $500M acquisition bridge debt facility as a current liability, as it expires in November 2007. As a result the Consolidated Balance Sheet shows a deficiency of working capital of $364M. Since balance date Sonic has arranged a further tranche in the bridge debt facility of $400M, expiring in March 2008, to finance the Bioscientia acquisition. Sonic intends to repay the bridge facilities using a combination of equity raisings and senior debt, and foresees no difficulties in doing so. The financial report has therefore been prepared on a "going concern" basis.

Note 2 Segment information

Primary Reporting – Business Segments

Year ended 30 June 2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,461,437	326,682	98,125	(3,992)	1,882,252
Interest income					3,829
Total revenue					**1,886,081**
Segment result	302,141	45,177	(6,389)		340,929
Unallocated net interest expense					(50,473)
Profit before tax					**290,456**
Income tax expense					(80,402)
Profit after income tax expense					**210,054**

Primary Reporting – Business Segments

Year ended 30 June 2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,243,555	314,242	99,698	(3,618)	1,653,877
Interest income					2,490
Total revenue					**1,656,367**
Segment result	259,062	52,047	(6,899)		304,210
Unallocated net interest expense					(40,435)
Profit before tax					**263,775**
Income tax expense					(77,960)
Profit after income tax expense					**185,815**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2007

Note 3 Business combinations

On 8 January 2007 Sonic acquired American Esoteric Laboratories, Inc. ("AEL"), an entity incorporated in the United States of America.

On 30 May 2007 Sonic acquired the Medica Laboratory Group, based in Switzerland.

Neither of the above entities made a material contribution to the Group's net profit for the year.

Note 4 Dividends

	2007 $'000	2006 $'000
Final dividend for the year ended 30 June 2006 of 26 cents (2005: 23 cents) per fully paid share paid on 19 September 2006 (2005: 19 September 2005), fully franked based on tax paid at 30%	**76,784**	63,367
Interim dividend for the year ended 30 June 2007 of 17 cents (2006: 15 cents) per fully paid share paid on 28 March 2007 (2006: 20 March 2006), fully franked based on tax paid at 30%	**50,270**	44,172
Total dividends paid on ordinary shares during the year	**127,054**	107,539

The Company's Dividend Reinvestment Plan (DRP) remained suspended for these dividends.

Dividends not recognised at the end of the year

On 22 August 2007 the directors declared a fully franked final dividend of 29 cents per share (2006: 26 cents), payable on 20 September 2007 with a record date of 5 September 2007. Based on the number of shares on issue at 23 August 2007, the aggregate amount of the proposed final dividend to be paid out of retained profits at the end of the year, but not recognised as a liability is:	**87,052**	76,784
Australian franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**73,285**	83,137

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $37,308,000 (2006: $32,907,000), based on the number of shares on issue at 23 August 2007.

The balance of the franking accounts as at 30 June 2007 would enable Sonic to pay fully franked dividends of $170,997,000 in future periods (including the final dividend noted above).

Dividend Reinvestment Plan (DRP)
The company's DRP remains suspended for the 2007 final dividend and until further notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2007

	2007 Cents	2006 Cents
Note 5 Earnings per share		
Basic earnings per share	**66.6**	59.8
Diluted earnings per share	**65.5**	58.6

	2007 Shares	2006 Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**297,247,195**	287,910,303
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**302,285,149**	293,420,332

Note 6 Contributed equity

	2007 Shares	2006 Shares	2007 $'000	2006 $'000
Share capital				
Fully paid ordinary shares	**300,150,202**	295,203,095	**1,242,859**	1,181,978

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/06	Opening balance	295,203,095		1,181,978
22/08/06	Shares issued to executives under remuneration arrangements	30,750	-	-
29/01/07	Shares issued as part consideration for the acquisition of the minority interests in Clinical Pathology Laboratories, Inc. ("CPL")	4,171,732	12.52	52,230
	Valuation adjustment to issue price			4,130
Various	Shares issued following exercise of employee options	744,625	Various	3,949
Various	Transfers from equity remuneration reserve			572
30/06/07	Closing Balance	300,150,202		1,242,859

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2007

Note 7 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.06	Options issued	Options Exercised	Options Forfeited	Options at 30.6.07
$4.66	16/05/2007	575,625	-	(539,125)	(36,500)	-
$6.01	07/02/2008	60,000	-	(10,000)	-	50,000
$6.30	15/02/2008	435,000	-	(120,500)	(2,500)	312,000
$7.57	19/12/2008	165,000	-	(50,000)	-	115,000
$6.75	31/08/2009	3,000,000	-	-	-	3,000,000
$7.50	26/11/2009	1,540,000	-	-	-	1,540,000
$9.51	23/07/2009	10,000	-	-	-	10,000
$9.56	23/07/2009	370,000	-	(25,000)	-	345,000
$7.50	22/08/2010	1,540,000	-	-	-	1,540,000
$12.69	24/05/2011	-	40,000	-	-	40,000
$7.50	22/08/2011	-	1,540,000	-	-	1,540,000
$13.10	15/09/2011	-	1,200,000	-	-	1,200,000
$13.10	30/09/2011	-	1,400,000	-	-	1,400,000
$13.10	30/09/2012	-	300,000	-	-	300,000
$13.10	30/09/2013	-	300,000	-	-	300,000
		7,695,625	4,780,000	(744,625)	(39,000)	11,692,000

Note 8 Reserves

	2007 $'000	2006 $'000
Foreign currency translation reserve	**(19,340)**	(7,212)
Hedge accounting reserve	**2,641**	1,634
Equity remuneration reserve	**17,122**	10,710
Share option reserve	**11,974**	4,410
	12,397	9,542

Note 9 Retained Earnings

	2007 $'000	2006 $'000
Retained earnings at the beginning of the financial year	**93,202**	30,065
Adjustment on initial adoption of AASB132 and AASB139 net of tax	**-**	(1,353)
Net profit attributable to members of Sonic Healthcare Limited	**198,072**	172,029
Dividends provided for or paid	**(127,054)**	(107,539)
Retained earnings at the end of the financial year	**164,220**	93,202

Note 10 Net tangible asset backing

	2007	2006
Net tangible asset backing per ordinary security	**($2.37)**	($1.31)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2007

Note 11 Ratios

	2007	2006
Profit before tax/revenue Consolidated profit from ordinary activities before tax as a percentage of revenue	15.4%	15.9%
Profit after tax/equity interests Consolidated net profit from ordinary activities after tax attributable to members as a percentage of equity (similarly attributable) at the end of the year	14.0%	13.4%

Note 12 Non cash financing and investing activities

The following non-cash financing and investing activities occurred during the year and are not reflected in the Statement of Cash Flows:

- Plant and equipment with an aggregate fair value of $278,000 (2006: $2,447,000) was acquired by means of finance leases and hire purchase agreements.
- 4,171,732 Sonic fully paid up ordinary shares were issued in satisfaction of ~US$41.1M of the purchase price for the minority interests in Sonic's US subsidiary, CPL.
- 4,780,000 (2006: 1,540,000) options over unissued Sonic shares were issued. The value ($4,791,000) of 2,000,000 (2006: Nil) of these options was capitalised into the cost of investment in CPL. 40,000 (2006: Nil) were Queensland X-Ray options, and the balance of 2,740,000 (2006: 1,540,000) were issued in relation to incentive arrangements, along with 30,750 (2006: 30,750) fully paid up ordinary shares. The value ($2,773,000) of 1,000,000 options issued on 13 August 2007 has been included as part of the consideration paid for the acquisition of the Medica Laboratory Group.
- 6,939,630 IPN fully paid ordinary shares were issued in satisfaction of $1M of the purchase price for medical centres.
- 4,485,629 (2006: Nil) options over unissued IPN shares were issued. 1,000,000 of these were issued as part of a medical centre acquisition. The balance were in relation to incentive arrangements.

Note 13 Events occurring after reporting date

Since the end of the financial year, no matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years has arisen, other than as follows:

- On 31 July 2007 Sonic completed the acquisition of 100% of Sunrise Medical Laboratories, Inc. for a purchase price of ~US$148M (refer to Sonic's announcements to the market dated 6 July 2007 and 1 August 2007).
- As described in Sonic's announcement to the market dated 2 August 2007, Sonic has reached agreement to acquire all of the outstanding equity held by minority interests in its German laboratory business for ~€80M. On 15 August 2007, Sonic moved to 67.9% ownership, and is expected to reach 100% ownership once certain conditions are satisfied.
- As described in Sonic's announcement to the market dated 13 August 2007, Sonic has signed an agreement to acquire the Bioscientia Healthcare Group for an enterprise value of ~€190M, including 116,674 Sonic ordinary shares.
- On 13 August 2007, Sonic issued 1,500,000 options over unissued ordinary shares with an exercise price of $13.00, and announced its intention to issue a further 1,000,000 options with an exercise price of $14.16 conditional on settlement of the Bioscientia acquisition.
- On 22 August 2007 Sonic's Directors declared a final dividend of 29 cents per ordinary share payable on 20 September 2007. Sonic's DRP remains suspended for this dividend and until further notice.

COMPLIANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used: NIL

This report, and the accounts upon which the report is based use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts which are in the process of being audited.

The entity has a formally constituted audit committee.

Signed: .... Date: 23 August 2007
(Company Secretary)

Print name: PAUL ALEXANDER

Exhibit 55


SONIC
HEALTHCARE
LIMITED

MEDIA RELEASE – 23 AUGUST 2007

FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2007

1. Financial Result Highlights

		Increase on previous year
Revenue	$1,886.1M	14%
EBITA	$343.6M	12%
Net Profit	$198.1M	15%
Cashflow from operations	$267.9M	8%
EPS (diluted)	65.5¢	12%

- Revenue and EPS growth guidance achieved.
- Twelfth consecutive year of double digit EPS growth.

2. Dividends

- Final Dividend 29¢ fully franked – total dividends for the year increased 12%.
- Record date – 5 September 2007.
- Payment date – 20 September 2007.

3. 2008 Guidance

As a result of the acquisitions in the 2007 year and those announced after year-end, plus ongoing strong organic growth, Sonic's revenue for 2008 is expected to be 20-25% above the 2007 figure.

Earnings per share growth is expected to be at least 12%, depending on foreign exchange and interest rate movements, the timing of settlement of announced acquisitions and the outcome of the capital raisings announced today.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

4. Commentary on Results

Sonic Healthcare today reported a record net profit of $198 million for the year to 30 June 2007, an increase of 15% over the comparative period. The result was achieved on revenues of $1,868 million, 14% higher than the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "Sonic Healthcare has once again delivered record earnings, exceeding the guidance we outlined in August 2006. Our core pathology companies have performed with distinction and are well placed to lead the group's successes into the future. Our activities over recent months have seen Sonic's growth accelerate substantially, with the acquisition of outstanding laboratory companies in Switzerland, Germany and the United States. With revenues set to increase to well over A$2 billion in the 2008 financial year, Sonic is now the largest international diagnostic services company in the world. Our plan for the future is to expand further in our three major markets of Australia, Europe and the USA."

Dr Goldschmidt added: "The strength of the company and the key to Sonic's success lie in our unique federated model of personalised and medically-focused service provision, delivered by a dedicated team of highly talented and professional people. Our newly acquired partners are committed to the Sonic model and I believe that the common culture around our expanded group will be a strong force in our future expansion. The opportunities for growth, particularly in the large markets of Europe and North America, are substantial."

Dr Goldschmidt advised that Sonic continues to progress negotiations with a number of acquisition and outsourcing targets in both the US and Europe and that he expected further significant growth in these large laboratory markets over the coming years, with strong potential for synergies now that major beach heads are in place.

He said: "Whilst 2007 was a difficult year for our radiology division, with pressure on costs and margins, I am pleased that margins improved in the second half and we remain confident that a range of initiatives will ensure further improvements in the performance of this division of Sonic."

Dr Goldschmidt added: "The enviable position that Sonic holds in the international diagnostics community is a tribute to our talented, loyal and dedicated team of pathologists, radiologists, managers and staff, all of whom I wish to thank and congratulate for their contributions to the success of the Sonic group."

Sonic's Board has declared a fully-franked dividend of 29 cents per share, making total dividends of 46 cents per share for the full year, a 12% increase over the previous year.

Key milestones of the last year include:

- The acquisition of American Esoteric Laboratories (AEL) in January 2007, Sonic's second major transaction in the US laboratory market.

- The acquisition of the minority interests in Clinical Pathology Laboratories (CPL), to facilitate synergies with AEL, given their geographical overlap.

- The establishment of a US Head Office structure to drive the growth and efficiency of our US business. The US team is headed by Dr Robert Connor as CEO with Mr David Schultz as President and COO.

- The acquisitions of Cognoscenti Health Institute (Orlando, Florida) and Mullins Pathology (Augusta, Georgia) opening new regions for further growth in the south-east of the USA.

- The acquisition of Sunrise Medical Laboratories (Long Island, New York) in July 2007, a high quality, high growth practice.

- Sonic now has prospective annualised revenue in the US of >A$500M.

- The acquisition of the Medica Laboratory Group (Switzerland) in May 2007, a laboratory with a reputation for service and scientific excellence.

- Agreement to move to 100% ownership of the Schottdorf Group, Sonic's existing German subsidiary.

- Agreement to acquire Bioscientia Healthcare (Germany), one of Europe's top laboratories.

- Post Bioscientia, Sonic will have prospective annual revenues in Europe of >A$500M, and will be Europe's largest laboratory company.

- Completion of construction of Sonic's new headquarters and Douglass Hanly Moir Pathology laboratory in Macquarie Park, Sydney. This state-of-the-art facility will be operational in late 2007, and will increase efficiencies in Sonic's Australian pathology operations.

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Ph: (02) 9855 5333
Fax: (02) 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4E Preliminary Final Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 23 August 2007 (www.sonichealthcare.com.au).

Exhibit 56

2007 Financial Highlights

	Growth 2007 vs 2006
Revenue	14%
EBITA	12%
NPAT	15%
EPS	12%
Dividend (full-year)	12%


SONIC
HEALTHCARE

FY 2007 Guidance Delivered

FY 2007	Sonic Guidance		Actuals	
Revenue	~9% growth on FY '06	A$1,805M	A$1,886M	14%
Earnings per Share	~10% EPS growth on FY '06	64.5¢	65.5¢	12%

FY 2008 Guidance

- Revenue growth 20 – 25%
- Earnings per share growth >12%

Variables:

- Acquisition settlement timing
- Assumes capital raising
- Foreign exchange rates
- Interest rates
- No German synergies assumed in 2008


SONIC
HEALTHCARE

Revenue FY 2007

	2007 (A$M)	2006 (A$M)	Growth (%)
Total Revenue	1,886	1,656	14%

- Organic revenue growth (excluding acquisitions) ~7%
- Australian pathology revenue growth ~9%
  - Strong revenue growth Sullivan Nicolaides Pathology, Melbourne Pathology, Douglass Hanly Moir Pathology, Clinipath
- US organic revenue growth well above market at ~14%
- UK laboratory revenue growth strong
- Negative influences on revenue growth:
  - Low growth rate of New Zealand pathology
  - Schottdorf laboratory revenue growth rates lower than average
  - Radiology growth rate of ~4%
  - Foreign exchange rate movements reduced revenue by ~A$16 million


SONIC
HEALTHCARE

Revenue Growth FY 2008

- Acquisitions impacting 2008 revenue
  - AEL – acquired 8 January 2007
  - Medica – acquired 30 May 2007
  - Sunrise – acquired 31 July 2007
  - Bioscientia – signed 13 August 2007
  - New acquisitions
- Australia/NZ pathology
  - Australia – anticipate 6-8% revenue growth
  - New Zealand growth rates low
- Sonic labs in Europe and USA
  - Ongoing strong growth in USA
  - European growth rates ~5% average
- Radiology
  - Forecast growth rate of ~5%


SONIC
HEALTHCARE

Sonic Revenue Mix


FY 2007
(Actuals)
IPN
5%
USA
17%
Europe
14%
Radiology
17%
Aus/NZ
Pathology
47%
FY 2007
(Acquisitions normalised*)
IPN
4%
USA
21%
Europe
23%
Radiology
14%
Aus/NZ
Pathology
38%

* Includes full year revenue of acquisitions completed or announced to 23 August 2007

Sonic Revenue Mix

2007 with acquisitions normalised*


IPN
4%
Australia/NZ
Pathology
38%
USA/Europe
Pathology
44%
Radiology
14%

* Includes full year revenue of acquisitions completed or announced to 23 August 2007

Annual Revenue


A$M
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006
2007
2008(F)
= Forecast FY 2008 revenue
at 25% increase on FY 2007

Earnings Growth

		FY 2007	FY 2006	Movement
EBITDA		405.7	360.3	13%
EBITA	(A$M)	343.6	306.0	12%
NPAT	(A$M)	198.1	172.0	15%
EPS	(cents)	65.5	58.6	12%
Cash Generation	(A$M)	267.9	247.2	8%


SONIC
HEALTHCARE

Earnings per Share

EPS and EPS Growth



70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Cents per share

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Core EPS (cents)	9.5	11.8	16.7	21.7	27.5	33.3	37.8	43.4	48.9	58.6	65.5
EPS Growth (%)	19%	24%	42%	30%	27%	21%	14%	15%	21%	20%	12%



SONIC
HEALTHCARE

Earnings Margins

	FY 2007	FY 2006	Movement
EBITDA Margin	21.5%	21.8%	(30) bps*
EBITA Margin	18.2%	18.5%	(30) bps*

- Margin dilution
  - Radiology margins – Low revenue growth and cost pressures associated with radiologists' remuneration restructuring
  - Margin dilution from USA acquisitions – Lower margins than average of Sonic's other businesses
- Australian pathology delivered margin expansion of 50 bps
- UK and USA delivered strong margin expansion
- Radiology division showed margin improvement over the year
  - H2 margins up 40 bps over H1

*bps = basis points of margin


SONIC
HEALTHCARE

Dividend

	2007	2006	Change
Interim Dividend	$0.17	$0.15	13%
Final Dividend	$0.29	$0.26	12%
Full Year Dividend	$0.46	$0.41	12%

- Dividend fully franked at 30%
- Record Date 5 September 2007
- Payment Date 20 September 2007
- Dividend Reinvestment Plan remains suspended

Full-year dividend

13 Year History



Cents per Share
50
45
40
35
30
25
20
15
10
5
0

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Dividend (cents)	3	4	5	9	14	15	17	20	25	30	36	41	46



SONIC
HEALTHCARE

Balance Sheet Summary

		30.6.07	30.6.06
Receivables (current)	$M	247.6	188.4
Intangibles (net)	$M	2,149.4	1,690.2
Total Interest-bearing Debt	$M	1,175.3	810.7
Equity	$M	1,438.4	1,302.3
Gearing (Net IB Debt / Equity)	%	79	57
Net Interest-bearing debt / EBITDA	X	2.81	2.06
Interest Cover (EBITDA / Net Interest)	X	8.04	8.91


SONIC
HEALTHCARE

Debt / Capital Structure

- Current interest bearing debt ~A$1.4 billion
  - Debt at 30 June 2007 – A$1,175 million
  - Plus acquisitions of Sunrise, Schottdorf minorities, forex movements
  - Bioscientia not yet included
- Current headroom ~A$480 million including bridge facilities (pre-Bioscientia)
  - A$500 million bridge facility expires November 2007
  - A$400 million bridge facility expires March 2008
- Over A$50 million equity "raised" in CPL minorities transaction (January 2007)
- Capital raising to reset balance sheet for future growth
  - A$400 million underwritten institutional placement


SONIC
HEALTHCARE

Purpose of Capital Raising

- Capital raising to partly refinance existing bridge facilities
- Acquisitions of >A$1 billion in past nine months:
  - Bioscientia
  - Schottdorf Group minorities
  - Sunrise Medical Laboratories
  - Medica Laboratory Group
  - Clinical Pathology Laboratories minorities
  - American Esoteric Laboratories
- Acquisition rationale
  - Priceless strategic positions in laboratory markets of Europe and USA
  - Critical mass and momentum in Europe and USA
  - Substantial growth and synergy potential in both these markets
- Raising will allow recapitalisation of balance sheet for future growth


SONIC
HEALTHCARE

Operational Overview

Markets and Opportunities


SONIC
HEALTHCARE

Australian Pathology

- Revenue growth of Australian pathology division – 9%
- Strong growth of large Australian laboratories
  - Douglass Hanly Moir Pathology (NSW)
  - Sullivan Nicolaides Pathology (Queensland)
  - Melbourne Pathology (Victoria)
  - Clinipath (Western Australia)
- Sonic Australian pathology delivers margin expansion of 50 basis points
  - Information sharing and synergy capture
  - Strong revenue growth with marginal profit
  - Cost control
- New Sydney laboratory
  - Scheduled to open within 3 months
  - World-first work flow systems for efficiency gains
  - New capacity will allow for further centralisation of esoteric tests


SONIC
HEALTHCARE

New Zealand Pathology

- Judicial Review over Auckland laboratory contract
  - Landmark victory to Sonic / DML in March 2007
  - DML awarded interim 18-month contract
  - Appeal process will be heard in 2008
  - Overwhelming community and medical support for DML
  - Unprecedented loyalty and commitment of DML staff
- Major restructure of NZ market following contract tendering
  - Sonic revenue largely unchanged
  - Gains in Christchurch and Palmerston North
  - JV in Wellington


SONIC
HEALTHCARE

Sonic Imaging

- Revenue Growth
  - FY 2007 revenue of A$327 million, with growth of 4% over FY 2006
  - NZ radiology revenue growth strong
  - Queensland X-Ray and SKG growth at market; Castlereagh Imaging below market
  - Hong Kong radiology business sold in first half of year
- Earnings margins
  - Impacted negatively by radiologist incentive-based pay structures
  - EBITDA margin FY 2007 – 22.4% (FY 2006 – 24.4%)
  - EBITDA margin H2 2007 – 22.6% (H1 2007 – 22.2%)
- Outlook positive
  - Incentive-based remuneration working well
  - Radiologist shortage has eased
  - Castlereagh Imaging restructure complete – new CEO Dr John Fraser
  - Efficiency gains from digital imaging applications in progress
  - Continued improvement in performance expected


SONIC
HEALTHCARE

IPN

- IPN continues to perform strongly
- Financial highlights (based on continuing operations)
  - Revenue up 13% to A$95 million
  - EBITDA up 23% to A$15 million
  - Net profit up 44% to A$8 million
- General Practitioners working in IPN centres
  - GPs have increased by >100 to 711 through FY 2007
- IPN Medical Centres
  - Increased by 12 through FY 2007
  - Total of 90 centres at present


SONIC
HEALTHCARE

UK

- TDL financial performance FY 2007
  - Strong revenue and earnings growth
  - Ongoing margin expansion
- Ealing contract
  - Sonic/TDL won contract in early 2007, commenced 1 July 2007
  - A multi-million pound contract over 5 years
  - Synergies between Ealing and TDL labs in London
- NHS Outsourcing
  - Activity in this market is high
  - Sonic has a dedicated and experienced NHS project team in place in London
  - Sonic/TDL well placed to play lead role in this market
  - Sonic/TDL has active pipeline of potential opportunities

USA

- Sonic entered US lab market in late 2005
- Acquisitions
  - CPL – 82% in October 2005
  - AEL – January 2007
  - CPL minorities – January 2007
  - Sunrise Medical Laboratories – July 2007
  - Other small acquisitions in 2006/7 (Cognoscenti, Mullins)
- Sonic annualised revenue now >A$500 million
- Sonic Healthcare USA, Inc.
  - Management team located in Austin, Texas
  - Divisional structure of operations established
  - Synergy activity in full swing
- Growth
  - Active pipeline of acquisition opportunities
  - Strong organic growth in all divisions
  - Sonic model and culture provide differentiation

USA – Sunrise Medical Laboratories

- Sonic acquired Sunrise in July 2007
  - Full service laboratory based on Long Island, New York
  - Annual revenues US$75 million
  - 16 patient service centres
  - Employs ~360 staff
  - Contracts with all major insurance companies
- Strong growth potential
  - History of strong organic growth in highly populated market
  - Currently experiencing very robust growth
- Management
  - Founders Larry Siedlick (CEO) and Pat Lanza (President) will continue in top management roles
  - Strong, experienced management team
- Sonic and Sunrise
  - Sunrise will serve as hub lab for Sonic's US North-Eastern division


SONIC
HEALTHCARE

Sonic Healthcare USA

Annual Revenues (A$M)



A$ M
800
700
600
500
400
300
200
100
0
2005
2006
2007
2008



SONIC
HEALTHCARE

Switzerland

- Sonic acquired Medica Laboratory in May 2007
  - Medica's main laboratory is based in Zurich
  - Service provision throughout Switzerland
  - Excellent cultural fit with Sonic
  - Reputation for service and scientific excellence
  - Strong organic growth ongoing
- Management
  - Founder Dr Franz Kaeppeli will continue in the role of CEO
- Swiss laboratory market
  - Medica is third largest laboratory player
  - Market is fragmented and provides future acquisition opportunities
- Synergies
  - Medica referrals to Sonic labs in Germany,
  - Purchasing
  - Medica-produced test kit distribution to Sonic labs world-wide


SONIC
HEALTHCARE

Germany - Bioscientia

- Sonic announced acquisition of Bioscientia on 13 August, 2007
  - Settlement expected by October 2007
- Bioscientia
  - One of Europe's top laboratories and one of five national labs in Germany
  - Central laboratory located in Ingelheim, near Frankfurt
  - 20 branch laboratories throughout Germany
  - Annual revenues ~€125 million (~A$200 million)
  - Founded in 1970 by Boehringer Ingelheim; management buyout in 1995
  - *Extensive referral network from Middle East and Africa*
  - Accredited by College of American Pathologists (CAP) – allows referral from Sonic US labs
- Management
  - Young and experienced management team: Dr Markus Nauck (CEO), Mr Johannes Brill (CFO) and Dr Lothar Krimmel (Strategy/Marketing/Sales) will continue in their senior executive roles
  - Prof. Bernd Heicke will continue in role of non-executive Chairman
  - Bioscientia and Sonic have common cultures and values


SONIC
HEALTHCARE

Germany

- Sonic has signed agreement to acquire outstanding 44% of Schottdorf Group (12% acquired to date)
- Collaboration between Bioscientia and Schottdorf
  - Synergy potential – purchasing , couriers, duplicated laboratories, centralisation of testing, sales, marketing, IT etc
  - Expect synergy benefits of >€10 million over next 2-5 years
- Growth prospects
  - Sonic now largest or second largest player in German lab market
  - German laboratory market is fragmented
  - Active pipeline of new acquisition opportunities
  - Sonic in prime position to tender for hospital contracts
- Sonic is the largest laboratory company in Europe
  - Annualised European revenue ~€325 million (~A$530 million)
  - Presents significant momentum and growth potential


SONIC
HEALTHCARE

Future Growth


SONIC
HEALTHCARE

Future Growth

- European laboratory market
  - Entered UK in 2002, Germany in 2004, Switzerland in 2007
  - Annualised revenue now >A$500 million
  - Large market with future synergy and acquisition prospects
- USA laboratory market
  - Entered market in 2005,
  - Annualised revenue now >A$500 million
  - Large market with future synergy and acquisition prospects
- Australian Pathology market
  - Annual revenue ~A$750 million
  - Ongoing strong organic growth with marginal profit
- Australia/NZ Radiology markets
  - Annual revenue ~A$325 million
  - Mainly organic growth and marginal profit
- Pathology and radiology are strong growth markets


SONIC
HEALTHCARE

Thank you


SONIC
HEALTHCARE


SONIC
HEALTHCARE


SONIC
HEALTHCARE

Financial and Operational Review

Year to 30 June 2007

Dr Colin Goldschmidt
CEO and Managing Director

23 August 2007


SONIC
HEALTHCARE

FY 2007 Highlights

- Sonic delivers record earnings result – guidance achieved
- Net profit up 15%
- Earnings per share up 12%
- Full-year dividend up 12%
- Australian Pathology performing strongly
- US and UK entities deliver strong results
- Result held back by Imaging and NZ Pathology
- Sonic secures landmark acquisitions in Europe and the US
- Strong growth set to continue


SONIC
HEALTHCARE

Exhibit 57


SONIC
HEALTHCARE

Capital Raising

23 August, 2007

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS

Important Notice and Disclaimer

All information contained in this document (the "Information") is confidential and provided to you solely for your own information in connection with a proposed placement ("Offer") of shares in Sonic Healthcare Limited ("Sonic"). This document is provided to you on the condition that you will hold the Information in strict confidence and keep it secret, and not reproduce, disclose or distribute the Information to any third party in whole or in part without the prior written consent of Sonic. If you are not the intended recipient of the Information, please notify Sonic immediately and destroy all copies of this document, whether held in electronic or printed form or otherwise.

The Information is being provided to you as, and by receiving this document you represent and warrant that you are:(a) if you are in Australia, a professional investor or sophisticated investor (as those terms are defined in s708 of the Corporations Act 2001 (Cwlth) (the "Corporations Act")); or (b) if you are outside Australia, a person to whom an invitation or offer to subscribe for shares in Sonic and any issue of such shares is permitted by the laws of the jurisdiction in which you are situated without the need for any registration, lodgment or other formality.

Despite anything stated in this notice or elsewhere in the Information, none of the Information (whether considered separately or together) constitutes an offer, invitation, solicitation, advice or recommendation with respect to the issue, purchase or sale of any shares in Sonic. The Information does not purport to contain all the information that the recipient may require to evaluate a possible acquisition of shares in Sonic and does not take into account the investment objectives, financial situation or needs of any particular investor. The recipient should conduct its own independent review, investigation and analysis of Sonic and obtain any professional advice they require to evaluate the merits and risks of an investment in Sonic, before making any investment decision based on their investment objectives.

Certain statements contained in this presentation may constitute statements about future matters and forward-looking statements. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Sonic's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither Sonic, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. In particular, such forward-looking statements are, by their nature, subject to significant uncertainties and contingencies, many of which are outside the control of Sonic.

This document has been prepared by Sonic based on information available to it. All Information in this document is believed to be reliable but none of Sonic, its related bodies corporate (as defined in the Corporations Act), nor any of their respective directors, officers, employees, advisers or representatives (together, the "Beneficiaries") make any representation or warranty, express or implied, as to the fairness, accuracy, completeness or correctness of the Information (including the accuracy, likelihood of achievement or reasonableness of any forecast returns, yields, future income or other statements in relation to future matters). Nothing contained in this document is, or shall be relied upon, as a promise or representation by Sonic or any other Beneficiary, whether as to the past, present or future.

To the maximum extent permitted by law, the Beneficiaries shall have no liability whatsoever for any loss or liability of any kind arising in respect of the information contained, or not being contained, in this document.

No action has been taken to register securities of Sonic or otherwise permit a public offering of the securities in any jurisdiction. The securities to be offered and sold in the Offer have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"). This document does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration therefrom. The distribution of this document outside Australia may be restricted by law. In particular, this document or any copy of it must not be taken into or distributed in the United States or distributed to any US person as defined in the Securities Act. Persons who come into possession of this document should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

By receiving this document, you agree to the foregoing restrictions

Offer Structure

- Approximately A$400 million to be raised
- Placement will be underwritten
- Issue of fully paid ordinary shares
- New shares entitled to FY 2007 fully franked final dividend of 29 cents expected to be paid on 20 September 2007
- Following completion of the Placement, the Board will consider the possibility of implementing a Share Purchase Plan
- Joint Lead Managers and Bookrunners
  - Citi and JPMorgan

Selling Restrictions

- Australia
  - To Sophisticated and Professional Investors as defined in Corporations Act
- United States
  - To limited number of QIBs as defined under Rule 144A of the Securities Act
- Outside United States
  - Solely to persons who are not resident in the United States and are not "US Persons" as defined under Regulation S of the Securities Act

Placement

- Bookbuild structure
  - Pricing range from A$13.80 to A$14.50
- Discount based as at market close on Wednesday 22 August, 2007
  - 7.7% to 3.0% to the last close (A$14.95)
  - 5.9% to 1.1% to the 5 day VWAP (A$14.66)
  - 6.3% to 1.5% to the 10 day VWAP (A$14.72)
  - 7.8% to 3.1% to the 30 day VWAP (A$14.97)

Indicative Placement Timetable

Action	Time (AEST) / Date
Trading Halt	Before 10.00am, Thursday 23rd August 2007
Bookbuild opens	12.00 Noon, Thursday 23rd August 2007
Bookbuild closes (Australia, NZ, Asia)	6.00pm, Thursday 23rd August 2007
Bookbuild closes (Other eligible jurisdictions)	12.00 Midnight, Thursday 23rd August 2007
Announcement of the Issue and lift Trading Halt	Before 10.00 am, Friday 24th August 2007
Settlement of the Placement Shares	Wednesday 29th August 2007
Quotation and trading of Placement Shares	Thursday 30th August 2007

Note:

(1) Joint Lead Managers reserve the right to close the Bookbuild early

(2) Timetable is indicative only and subject to change

Exhibit 58


SONIC
HEALTHCARE
LIMITED

23 August 2007

BY EMAIL: stephanie.yong@asx.com.au

Ms Stephanie Yong
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Yong,

REQUEST FOR TRADING HALT

Sonic Healthcare Limited (ASX Code: SHL) (**Sonic**) requests a trading halt under Listing Rule 17.1, commencing prior to 10.00am on Thursday 23 August 2007 (today).

Sonic is seeking a trading halt pending the announcement of full details of a proposed underwritten placement (to eligible 'professional' and 'sophisticated' investors within the meaning of the *Corporations Act 2001* (Cth)) and eligible international investors. Details of the placement are to be determined via the conduct of a variable price bookbuild (**Bookbuild**). A trading halt is required to assist Sonic to manage its continuous disclosure obligations under Listing Rule 3.1 in light of the conduct of the Bookbuild, to enable the Bookbuild to be conducted in an orderly manner and to ensure that the conduct of the Bookbuild does not create an uncertain or uninformed market for trading in Sonic shares (particularly given recent market volatility).

Sonic would like the trading halt to last until the earlier of an announcement being made to ASX regarding the outcome of the Bookbuild or until the opening of trade at 10.00am on Monday 27 August 2007 (but in any event not beyond the time prescribed in the ASX Market Rules).

Sonic is not aware of any reason why the trading halt should not be granted by ASX.

Yours sincerely
SONIC HEALTHCARE LIMITED

Paul Alexander
Company Secretary

Exhibit 59

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares; and Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,750 Ordinary Shares; and 1,540,000 Ordinary Shares to be issued on the exercise of Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price of Options is $7.50 50% will vest from 24 months up to 36 months after the date of grant; 100% will vest from 36 months after the date of grant until the expiry date; Expiry date is 60 months after the date of grant

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil cash, as per Executive Incentive Plan approved by shareholders at the 2004 Annual General Meeting
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Fourth tranche of options granted and shares issued to Sonic's Managing Director and Finance Director pursuant to shareholder approval received at the 2004 Annual General Meeting
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	328,379,967	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
50,000	07.02.2008 @ $6.01
309,500	15.02.2008 @ $6.30
115,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
317,500	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .24 AUGUST 2007...........
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Exhibit 60



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,169,015
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares on same terms as existing ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$14.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares to be issued pursuant to an underwritten placement to raise funds to be used to repay debt so as to provide further capacity to fund future acquisitions, including the settlement of the Bioscientia Healthcare transaction in Germany.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	328,349,217	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		50,000	07.02.2008 @ $6.01
		309,500	15.02.2008 @ $6.30
		115,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		317,500	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00
		500,000	13.06.2012 @ $13.00

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .24 AUGUST 2007...........
Company secretary

Print name: ...Paul Alexander..

== == == == ==



Exhibit 61


SONIC
HEALTHCARE
LIMITED

Not for release into the United States

24 August 2007

SONIC HEALTHCARE A$400 MILLION EQUITY RAISING

Sonic Healthcare Limited ("Sonic") is pleased to announce that it has successfully undertaken a placement of ordinary shares to raise A$400 million.

The institutional private placement, by way of a bookbuild, will result in the issue of 28,169,015 fully paid ordinary shares at A$14.20 per share, which represents a discount of 5% to Sonic's closing price on 22 August 2007. The shares are expected to be allotted and listed on the ASX on Thursday, 30 August 2007, and will rank pari passu with existing ordinary shares.

The raising was heavily oversubscribed, and Sonic is delighted with the strong support from existing and new investors in domestic and international markets.

The proceeds of the placement will be used to repay debt so as to provide further capacity to fund future acquisitions, including the settlement of the Bioscientia Healthcare transaction in Germany.

The joint bookrunners to the underwritten placement were Citi and JPMorgan.

For further information contact:

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
www.sonichealthcare.com

Telephone: +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

or

Mr Paul Alexander
Company Secretary
Sonic Healthcare Limited
www.sonichealthcare.com

Telephone: +61 2 9855 5404
Facsimile: +62 2 9878 5066
Email: pjalex@ozemail.com.au

This press release does not constitute an offer of securities for sale in the United States. The shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Exhibit 62


SONIC
HEALTHCARE
LIMITED

Thursday, 30 August 2007

Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

SONIC HEALTHCARE $400 MILLION EQUITY RAISING
SECTION 708A NOTICE

Sonic Healthcare Limited (***Sonic***) has today issued 28,169,015 fully paid ordinary shares to investors as a result of an underwritten placement undertaken by the Company on 23 August 2007 (the ***Shares***).

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Accordingly, Sonic makes the following statements:

Sonic has issued the Shares on 30 August 2007 without disclosure to investors under Part 6D.2 of the Corporations Act. That is, without a prospectus.

- As at the date of this notice, Sonic has complied with:
  - the provisions of Chapter 2M of the Corporations Act as they apply to Sonic; and
  - section 674 of the Corporations Act.
- As at the date of this notice, all information of the kind that would be required to be disclosed as excluded information for the purposes of sections 708A(7) and (8) of the Corporations Act has been disclosed to ASX.

SIGNED for and on behalf of Sonic:

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066



Exhibit 63

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Sonic Healthcare Limited
ABN 24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	30 MARCH 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd
Date of change	24 AUGUST 2007
No. of securities held prior to change	Direct 107,250 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 1,620,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Hot Clothing Company Pty Ltd; 400,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Class	Fully paid ordinary shares in Sonic Healthcare Limited.

Number acquired	10,750 Fully paid ordinary shares in Sonic Healthcare Limited. Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 540,000 options exercisable at $7.50 each.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL (as per shareholder resolution at 2004 AGM)
No. of securities held after change	Direct 118,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 2,160,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Hot Clothing Company Pty Ltd; 400,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Fourth tranche of securities issued under Executive Incentive Scheme as approved by shareholders at the 2004 AGM

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Exhibit 64

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Sonic Healthcare Limited
ABN 24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	30 MARCH 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds fully paid ordinary shares in Sonic Healthcare Limited.
Date of change	24 AUGUST 2007
No. of securities held prior to change	Direct 60,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 3,000,000 options exercisable at $7.50 each. Indirect 600,000 Sonic Healthcare Limited fully paid ordinary shares.
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	20,000 Fully paid ordinary shares in Sonic Healthcare Limited. Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued

	under the Executive Incentive Scheme: • 1,000,000 options exercisable at $7.50 each.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL (as per shareholder resolution at 2004 AGM)
No. of securities held after change	Direct 80,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 4,000,000 options exercisable at $7.50 each. Indirect 600,000 Sonic Healthcare Limited fully paid ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Fourth tranche of securities issued under Executive Incentive Scheme as approved by shareholders at the 2004 AGM

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

+ See chapter 19 for defined terms.

Interest after change	

Exhibit 65

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	40,000 @$9.56 21,500 @$7.57
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 SEPTEMBER 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	328,441,467	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
50,000	07.02.2008 @ $6.01
309,500	15.02.2008 @ $6.30
93,500	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
277,500	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 SEPTEMBER 2007
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Exhibit 66




SONIC
HEALTHCARE
LIMITED

BIOSCIENTIA HEALTHCARE ACQUISITION

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has received German anti-trust approval for the acquisition of the Bioscientia Healthcare Group referred to in our release to the market dated 13 August 2007. Settlement is now expected in approximately 7 days.

For further information regarding this release, please contact:

Paul Alexander
Company Secretary
Mobile: 0418 206 251
Telephone: (02) 9855 5404
Facsimile: (02) 9878 5066

10 September 2007



Exhibit 67




SONIC
HEALTHCARE
LIMITED

SETTLEMENT OF BIOSCIENTIA HEALTHCARE ACQUISITION

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has completed the transaction to acquire 100% of the Bioscientia Healthcare Group referred to in our releases to the market dated 13 August 2007 and 10 September 2007.

For further information regarding this release, please contact:

Paul Alexander
Company Secretary
Mobile: 0418 206 251
Telephone: (02) 9855 5404
Facsimile: (02) 9878 5066

17 September 2007



Exhibit 68

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	116,674 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$14.16 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration for the acquisition of the Bioscientia business pursuant to agreements with the sellers of that business.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 SEPTEMBER 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
328,558,141	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		50,000	07.02.2008 @ $6.01
		309,500	15.02.2008 @ $6.30
		93,500	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		277,500	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 SEPTEMBER 2007
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Exhibit 70

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000 ordinary shares to be issued on the exercise of options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per Sonic Healthcare's announcement on 13 August 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	Nil purchase price, exercise price of $14.16 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration for the acquisition of the Bioscientia business pursuant to agreements with the sellers of that business.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	328,558,141	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
50,000	07.02.2008 @ $6.01
309,500	15.02.2008 @ $6.30
93,500	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
277,500	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 OCTOBER 2007
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Exhibit 71

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	40,000 @$6.01 6,500 @$7.57
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 OCTOBER 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	328,604,641	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
10,000	07.02.2008 @ $6.01
309,500	15.02.2008 @ $6.30
87,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
277,500	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required? — N/A

12 Is the issue renounceable or non-renounceable? — N/A

13 Ratio in which the +securities will be offered — N/A

14 +Class of +securities to which the offer relates — N/A

15 +Record date to determine entitlements — N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? — N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 OCTOBER 2007
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Exhibit 72

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Sonic Healthcare Limited
ABN 24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	31 AUGUST 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds fully paid ordinary shares in Sonic Healthcare Limited.
Date of change	27 September 2007
No. of securities held prior to change	Direct 80,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 4,000,000 options exercisable at $7.50 each. Indirect 600,000 Sonic Healthcare Limited fully paid ordinary shares.
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	NIL
Number disposed	Indirect Interest of 400,000 shares (see Detail of contract in Part 2 below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.67 per share

No. of securities held after change	Direct 80,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: 4,000,000 options exercisable at $7.50 each. Indirect 200,000 Sonic Healthcare Limited fully paid ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of indirect interest in 400,000 shares as part of maturity of collar and financing arrangement. See Part 2 below for details.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The collar and financing arrangement entered into with Macquarie Bank (as disclosed on 10 September 2004 and 4 March 2005) has now matured.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Exhibit 73

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Sonic Healthcare Limited
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	31 AUGUST 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd
Date of change	27 September 2007
No. of securities held prior to change	Direct 118,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 2,160,000 options exercisable at $7.50 each. Indirect 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Hot Clothing Company Pty Ltd; 400,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)

Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	NIL
Number disposed	Indirect Interest of 200,000 shares (see Detail of contract in Part 2 below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.67 per share
No. of securities held after change	<u>Direct</u> 118,000 Sonic Healthcare Limited fully paid ordinary shares Unlisted options over fully paid ordinary shares in Sonic Healthcare Limited issued under the Executive Incentive Scheme: • 2,160,000 options exercisable at $7.50 each. <u>Indirect</u> 73,000 Sonic Healthcare Limited fully paid ordinary shares held by Hot Clothing Company Pty Ltd; 200,000 Sonic Healthcare Limited fully paid ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of indirect interest in 200,000 shares as part of maturity of collar and financing arrangement. See Part 2 below for details.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The collar and financing arrangement entered into with Macquarie Bank (as disclosed on 10 September 2004 and 4 March 2005) has now matured.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Exhibit 74

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	2,500 @$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 OCTOBER 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
328,607,141	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		10,000	07.02.2008 @ $6.01
		307,000	15.02.2008 @ $6.30
		87,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		277,500	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 OCTOBER 2007
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Exhibit 75


SONIC
HEALTHCARE
LIMITED

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

Wednesday, 17 October 2007

Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: Sonic Healthcare Limited (Sonic) – Shareholder Purchase Plan

The Board of Sonic Healthcare Limited is pleased to announce an opportunity for all eligible shareholders to participate in a Shareholder Purchase Plan (**SPP**). The offer under the SPP opens today and is expected to close on Friday 16 November 2007.

Details of the terms and conditions of the SPP are set out in the attached copy of the SPP Letter to Shareholders, Terms and Conditions and Application Form (which are lodged for the purposes of ASX Listing Rule 3.17).

The SPP Letter to Shareholders, Application Form and Terms and Conditions will be sent to eligible Sonic shareholders shortly.

For the purposes of ASX Listing Rule 3.10.3, the following additional information is provided about the SPP:

- Shares issued under the SPP will be fully paid ordinary shares in Sonic (**Shares**) and will rank equally in all respects with existing Shares.
- The number of Shares to be issued under the SPP is not known and will depend on the number of eligible shareholders and their level of participation in the SPP. The maximum number of Shares that may be issued under the SPP is estimated to be 7,509,250 (based on the maximum number of shares that may be acquired per eligible shareholder and the estimated number of eligible shareholders as at close of business on 16 October 2007).
- Shares will be issued under the SPP at an issue price of A$14.20 per share, being the same price as the price per share paid by institutional investors under the placement announced by Sonic on 24 August 2007 (**Placement**).
- The purpose of the SPP is to provide eligible shareholders with an opportunity to invest in Shares at the same price as the price paid by institutional investors under the Placement, without brokerage or transaction costs. The additional capital raised under the SPP will be used to repay debt so as to provide Sonic with further capacity to grow the business and create value for shareholders.
- Sonic will not be seeking shareholder approval for the issue of shares under the SPP.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95-99 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

- The issue will not be made to a class of security holders. The eligibility criteria for participation in the SPP are set out in the attached Terms and Conditions.

Yours faithfully

Paul Alexander
Company Secretary

THIS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.


SONIC
HEALTHCARE
LIMITED

17 October 2007

Dear Shareholder,

Sonic Healthcare Limited (Sonic) – Shareholder Purchase Plan

On 24 August 2007, Sonic announced that it had successfully raised A$400 million from an institutional placement of 28,169,015 Sonic ordinary shares at A$14.20 per share (the **Placement**), representing a discount of 5% to Sonic's closing price on 22 August 2007.

Whilst this raising was an important component of Sonic's funding strategy, the Board recognises that a number of Sonic's loyal shareholders did not have an opportunity to participate in the Placement. The Board is therefore pleased to announce a Share Purchase Plan (SSP) that will give all eligible shareholders an opportunity to acquire additional shares in Sonic at the same price as the price per share paid by institutional investors under the Placement.

The proceeds from the SPP will be used to repay debt so as to provide the company with further capacity to grow the business and create value for shareholders.

The SPP is open to all shareholders on the register at 7.00pm (Sydney time) on 16 October 2007 whose registered address is in Australia, New Zealand or the United Kingdom (and who otherwise meet the eligibility criteria set out in the attached terms and conditions).

The purchase price of shares under the SPP is A$14.20 per share (the **Purchase Price**), being the same as the price per share paid by institutional investors under the Placement. Other conditions of the SPP include:

- Applications for shares can be for your choice of 70, 140, 210, 280 or 350 Shares, being increments of approximately $1,000 up to a maximum of close to $5,000;
- Applications and full payment must be received by **5.30pm (Sydney time) on 16 November 2007** in accordance with the instructions set out in the enclosed Application Form; and
- The offer attracts **no** brokerage or other transaction costs.

Participation in the SPP is completely optional. However, your entitlement to participate in the SPP is non-renounceable. This means that your right to participate in the SPP cannot be transferred to anyone else.

019025 - V5

The full Terms and Conditions of the SPP are enclosed and, if you are eligible and wish to participate in the SPP, you should complete and return the enclosed Application Form with a cheque, bank draft or money order for the relevant amount, or submit a BPAY® payment, in accordance with the instructions on the form. Your application and payment must be received by no later than 5.30pm (Sydney time) on **16 November 2007**.

If you have any questions in relation to the SPP or any of the enclosed documents, please contact:

Computershare Investor Services Pty Limited
Telephone: 1300 556 161
Facsimile: (08) 8236 2305
Email: web.queries@computershare.com.au

I welcome your participation in the SPP and thank you for your continued support of Sonic.

Yours sincerely,

Dr Colin Goldschmidt
Managing Director

® Registered to BPAY Pty Ltd ABN 69 079 137 518


SONIC
HEALTHCARE
LIMITED

SONIC HEALTHCARE LIMITED

SHAREHOLDER PURCHASE PLAN

TERMS AND CONDITIONS
OCTOBER 2007

PART 1 - THE OFFER

Sonic Healthcare Limited ('**Sonic**') offers eligible shareholders the ability to acquire between 70 and 350 fully paid ordinary shares in Sonic ('**Shares**') at A$14.20 per fully paid ordinary share under the Sonic Healthcare Limited Shareholder Purchase Plan ('**SPP**') ('**Offer**').

If you are eligible to purchase Shares, you must purchase a minimum of 70 Shares for a consideration of A$994.00 or a maximum of 350 Shares for a consideration of A$4,970.00 ('**Maximum**') or any of the increments set out in the Application Form, namely 70 Shares, 140 Shares, 210 Shares, 280 Shares or 350 Shares for the consideration stated in the Application Form.

Please carefully read the Terms and Conditions relating to the Offer, as you will be bound by them.

PART 2 - THE TERMS AND CONDITIONS OF THIS OFFER

1. **Opening and Closing Date of the Offer**
The Offer opens on **17 October 2007**. The Offer closes at **5.30pm** (Sydney time) on **16 November 2007. No late applications will be accepted.**

2. **Who is Eligible?**
You are eligible to apply for Shares if you are a shareholder of Sonic and:
   - your registered address recorded in Sonic's register of members is in Australia, New Zealand or the United Kingdom;
   - you are registered as a holder of fully paid ordinary shares in Sonic as at 7.00pm (Sydney time) on **16 October 2007**;
   - you are not a 'U.S. person' (as defined in Regulation S under the U.S. Securities Act of 1933) ('**U.S. Person**') or acting for the account or benefit of a U.S. Person; and
   - you do not hold Shares on behalf of another person who resides outside Australia, New Zealand or the United Kingdom (unless you also hold Shares in another eligible capacity)

   (an '**Eligible Shareholder**').

   The Offer to each Eligible Shareholder is made on the same terms and conditions. The Offer is non-renounceable (ie you may not transfer your right to buy the Shares to anyone else).

   Single Holders
   If you are the only registered holder of a holding of Shares, but you receive more

than one Offer under the SPP (eg because you have multiple registered holdings), you may only apply for one parcel of Shares up to the Maximum.

Joint Holders

If you are registered with one or more other persons as the joint holders of a holding of Shares, that joint holding is taken to be a single registered holding and the certification given when you apply to participate in this Offer will be taken to have been given by all joint holders. If the same joint holders receive more than one Offer under the SPP (eg if the joint holders have multiple joint holdings), the joint holders may only apply for one parcel of Shares up to the Maximum.

Trustees and Nominees

Where a trustee or nominee is a registered holder of Shares and is expressly noted on Sonic's share register as holding Shares on account of another named person (a '**beneficiary**'), the named beneficiary will be taken to be the registered holder of those Shares and the trustee or nominee may apply for one parcel of Shares up to the Maximum in respect of each named beneficiary on whose account it holds Shares. An application for Shares or certification by, or an issue of Shares to, the trustee or nominee will be taken to be an application or certification by, or an issue to, the beneficiary.

Where a trustee or nominee is a registered holder of Shares but is not expressly noted on the register as holding Shares on account of a named beneficiary, the trustee or nominee may only participate as a single registered holder of Shares.

A trustee or nominee holding Shares for the benefit of a U.S. Person may not apply for Shares under this Offer for such U.S. Person.

3. Purchase Price

The Purchase Price for each Share under the Offer is A$14.20, being the same as the price per Share paid by institutional investors under the placement recently conducted by Sonic and less than the market price of Shares during the 5 trading days ending on 12 October 2007.

4. Rights Attaching to Shares

The Shares will rank equally with all other ordinary shares in Sonic (including in respect of dividend and voting rights) quoted on the Australian Stock Exchange ('**ASX**'). Sonic will apply for the Shares allotted under the SPP to be quoted on the ASX.

5. Investment Offer

If you are an Eligible Shareholder, you can purchase Shares under this Offer by choosing **one** of the following options on the Application Form or when you submit your BPAY® payment:-

Offer	Number of Shares	Amount Payable
Offer A	70	A$994.00
Offer B	140	A$1,988.00
Offer C	210	A$2,982.00
Offer D	280	A$3,976.00
Offer E	350	A$4,970.00

6. Participation Costs

The only cost to you in relation to the Offer will be the Purchase Price payable for the number of Shares you wish to acquire. Under the Offer, you do not have to pay for brokerage, commission or other transaction costs.

7. Allotment of Shares

The Shares to be issued under this Offer will be allotted on 23 November 2007 or as soon as possible after that date. Computershare Investor Services Pty Limited will send allottees a holding statement in due course.

® Registered to BPAY Pty Ltd ABN 69 079 137 518



8. Payment for Shares

All amounts in this Offer are expressed in Australian dollars. If you would like to participate in the SPP, you must pay for the Shares by:

- making a payment through BPAY®; or
- providing a cheque, bank draft or money order payable to Sonic Healthcare Limited,

in accordance with the instructions on the Application Form.

9. Important Information on Price Risk to Consider

The Purchase Price for each Share under the Offer is $14.20, which is the same as the price per Share paid by institutional investors under the placement recently conducted by Sonic and less than the market price of Shares during the 5 trading days ending on 12 October 2007. Before deciding whether or not to apply for Shares under this Offer, you should refer to the current market price of Sonic shares which can be obtained from the financial pages of major metropolitan and national newspapers, your stockbroker, or the ASX. However, it is important to remember that the current market price of Sonic shares may rise or fall between the date on which you apply for Shares and the date on which Shares are issued to you under this Offer.

10. Effect of making an application

If you apply to participate in this Offer by submitting a BPAY® payment or completing and returning the Application Form (with a cheque, bank draft or money order):

- you confirm that you are an Eligible Shareholder
- you give a certification to the effect that you have not applied for Shares with an aggregate application price of more than $5,000 under this Offer and/or under any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP;
- you agree that your application is made on the terms and conditions of the SPP set out in this document and the Application Form;
- you accept that you will not be able to withdraw or revoke your application or BPAY® payment once you have sent it in;
- you authorise Sonic (and its officers and agents) to correct any error or omission in your Application Form and to complete the Application Form by the insertion of any missing details;
- you acknowledge that Sonic may at any time determine that your Application Form is valid, in accordance with these terms and conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;
- you accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on Sonic's register;
- you are responsible for any dishonour fees or other costs Sonic may incur in presenting a cheque for payment which is dishonoured;
- you acknowledge that Sonic is not liable for any exercise of its discretions referred to in these terms and conditions; and
- you irrevocably and unconditionally agree to the terms and conditions set out in this document.

11. Sonic's discretion regarding applications

Sonic may accept or reject applications to purchase Shares under this Offer, including (but not limited to) cases where:

- an Application Form is incorrectly completed, incomplete or otherwise determined by Sonic to be invalid;
- a cheque, bank draft or money order is dishonoured or has not been

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95-99 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

completed correctly;
- a cheque, bank draft or money order is not made out for the exact amount of the parcel of Shares selected on the Application Form;
- a BPAY® payment is not received, or is incomplete or invalid;
- an applicant appears to be applying for more than A$4,970.00 of Shares (in aggregate) at the Purchase Price;
- an Application Form is received after the closing date. While Sonic has a discretion to accept late BPAY® payments, Application Forms and cheques, bank drafts or money orders, there is no assurance that it will do so. Late BPAY® payments, Application Forms and cheques, bank drafts or money orders, if not processed, will be returned to you at your registered address or refunded; or
- Sonic believes an applicant is not an Eligible Shareholder (subject to compliance with any applicable Australian Securities and Investments Commission or ASX requirements).

Sonic also reserves the right to allot fewer Shares than an Eligible Shareholder applies for under the SPP, or no Shares, if Sonic believes the issue of those Shares to the applicant would contravene any law or the ASX Listing Rules.

No interest will be paid on any application money returned to you.

12. Change of Offer

Sonic may withdraw the Offer, or change, suspend or terminate the SPP, at any time. If Sonic does this, it will advise the ASX. The omission to give notice of changes to, or suspension or termination of, the SPP or the non-receipt of notice will not invalidate the change, suspension or termination.

Where there is any uncertainty as to the operation of the SPP or the terms and conditions of this Offer, Sonic may make determinations about the operation of the SPP, and may do so in each case generally or in relation to any participant or application. Any change or determination that is made by Sonic will be conclusive and binding on all Eligible Shareholders and other persons to whom the change or determination relates.

13. Dispute Resolution

Sonic may settle any dispute in relation to the SPP in any manner it thinks fit, whether generally or in relation to any participant, application or Share. Sonic's decision will be conclusive and binding.

14. Governing law

These terms and conditions are governed by the laws in force in New South Wales.

If you have any questions regarding the SPP, please contact Computershare Investor Services Pty Limited on 1300 556 161.


SONIC
HEALTHCARE
LIMITED

IMPORTANT NOTICE:

If you apply to participate in this Offer, you are accepting the risk that the market price of Sonic shares may change between the date of this Offer and the date when Shares are issued to you under this Offer. This means that the price you pay per Share under this Offer may be greater or less than the price you would pay to buy Sonic shares on-market when the Shares are issued to you under this Offer.

You should consider obtaining professional financial and/or taxation advice to assist you in determining whether or not, and the extent to which, you wish to participate in this Offer (taking into account your own financial situation, needs and objectives). Sonic and its officers make no recommendation about whether or not you should apply for Shares under this Offer, and nothing in this or the accompanying documentation constitutes investment or financial product advice or is intended to influence your decision whether or not to participate in this Offer.

Sonic reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers of Sonic under these Terms and Conditions may be exercised by the directors of Sonic or any delegate of them.

This and the accompanying documentation does not constitute an offer of securities for sale in the United States or to U.S. Persons and may not, directly or indirectly, be sent or disseminated in the United States or to any U.S. Person in any place. The Shares to be issued under this Offer have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to, or for the account or benefit of, any U.S. Person except in compliance with the registration requirements of the U.S. Securities Act and any other applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95-99 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066


SONIC
HEALTHCARE
LIMITED

ABN 24 004 196 909

Computershare

Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030



I 1234567890 IND

Entitlement Number:
Record Date: 7.00pm (Sydney time) 16 October 2007
Offer Closes: 5.30pm (Sydney time) 16 November 2007
Price per Security: A$14.20

SHARE PURCHASE PLAN APPLICATION FORM

IMPORTANT:

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional adviser.

Pursuant to the terms and conditions of the Sonic Healthcare Limited Share Purchase Plan (SPP) accompanying the letter to Sonic Healthcare Limited (Sonic) shareholders dated 17 October 2007, Sonic is offering eligible shareholders the opportunity to purchase a minimum of 70 fully paid ordinary shares in Sonic (Shares) for A$994.00 or a maximum of 350 Shares for A$4,970.00 (or any of the other parcels of Shares specified below for the amount specified).

If you do not wish to purchase additional shares under this offer there is no need to take action.

By submitting this Application Slip (with a cheque, bank draft or money order payable to Sonic Healthcare Limited) or by making your payment through BPAY®, you:

- confirm that you acknowledge and agree to all of the terms and conditions of the SPP set out in the documentation enclosed with this form;
- certify that you are an eligible shareholder as defined in the terms and conditions of the SPP;
- certify that the aggregate of the application price paid by you for (i) Shares the subject of your application; and (ii) any other Shares applied for by you under the SPP or any similar arrangement in the 12 months prior to your application, does not exceed A$5,000;
- irrevocably apply to subscribe for the number of Shares that may be issued in consideration of your payment under the terms and conditions of the SPP; and
- authorise Sonic to register you as the holder(s) of the Shares issued to you in consideration of your payment and agree to be bound by the constitution of Sonic.

METHOD OF ACCEPTANCE

You can apply for Shares and make your payment utilising one of the payment options detailed overleaf.

Sonic Healthcare Limited may make determinations in any manner it thinks fit, in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any determinations by Sonic Healthcare Limited will be conclusive and binding on all eligible shareholders and other persons to whom the determination relates. Sonic Healthcare Limited reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all eligible shareholders even where Sonic Healthcare Limited does not notify you of that event.

This offer is Non-Renounceable - no Signature is required. Applications can only be accepted in the name printed on this form

®Registered to BPAY Pty Ltd ABN 69 079 137 518

019025 - V5

Paperclip cheque(s) here. Do not staple.

SONIC HEALTHCARE LIMITED
ABN 24 004 196 909

Please see overleaf for Payment Options

B PAY

Biller Code: 554741
Ref No: 12341234123412341 2

I/We wish to purchase:

☐ 70 Shares for A$994.00 **or**	☐ 140 Shares for A$1,988.00 **or**	☐ 210 Shares for A$2,982.00 **or**	☐ 280 Shares for A$3,976.00 **or**	☐ 350 Shares for A$4,970.00

* These share amounts may be subject to scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque number	BSB number	Account number	Cheque amount
				A$

Make your cheque, money order or bank draft payable to Sonic Healthcare Limited

Contact Details

Please provide your contact details in case we need to speak to you about this slip

Name of contact person	Contact person's daytime telephone number
	( )

How to apply for shares under the Share Purchase Plan

Payment Details

You can apply for shares by making your payment through BPAY®. There is no requirement to return this slip if you are paying through BPAY®.

Alternatively, make your cheque, bank draft or money order payable to Sonic Healthcare Limited in Australian currency and cross it Not Negotiable. Your cheque, money order or bank draft must be drawn on an Australian branch of a financial institution. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected. Complete cheque details in the boxes provided.

If paying by cheque, return the Application Slip and Cheque, Bank Draft or money order in the envelope provided.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Paperclip (do not staple) your cheque(s) to the Share Purchase Plan Application Slip where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

Contact Details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

Lodgement of Application
If you are applying for shares and your payment is being made by BPAY®, you do not need to return this form. Your payment must be received by no later than 5.30pm (Sydney time) on 16 November 2007. It is the responsibility of the applicant to ensure that funds submitted through BPAY® are received by this time. You must check the processing cut-off time for BPAY® transactions with your bank, credit union or building society as it may be earlier than 5.30pm (Sydney time) on 16 November 2007.

If you are paying by cheque, bank draft or money order, your Application Slip must be received at the Adelaide office of Computershare Investor Services Pty Limited (CIS) by no later than 5.30pm (Sydney time) on 16 November 2007. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP. A reply paid envelope is enclosed for shareholders in Australia. New Zealand and United Kingdom holders will need to affix the appropriate postage. Return your Application Slip with cheque, bank draft or money order to either of the addresses listed below.

Privacy Statement
Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of shareholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au.

If you have any enquiries concerning this form or your entitlement, please contact CIS on 1300 556 161.

This form may not be used to notify your change of address. For information, please contact CIS on 1300 556 161 or visit www.computershare.com (certificated/issuer sponsored holders only).

CHESS holders must contact their Controlling Participant to notify a change of address

019025 - V4

Payment Options:



Biller Code: 554741
Ref No: 1234123412341234l2

Telephone & Internet Banking – BPAY®

Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

By making your payment through BPAY®, you give and make the confirmation, certifications, application and authorisation set out overleaf in the section headed 'IMPORTANT'. Please read that section carefully.



By Mail
Sonic Healthcare Limited
Computershare Investor Services Pty Limited
GPO Box 2987
Adelaide South Australia 5001
Australia



In Person
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide South Australia 5000
Australia



Entitlement Number: <xxxxxxxxxx>

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Exhibit 76

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 4 / 0 7 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐	**Issue of shares** Proprietary company	Not required	✓	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	✓	✓	✓
☒	if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐	**Cancellation of shares** Proprietary company	✓	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	✓	✓
☐	if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐	**Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	✓	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	7,250	$4.66	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 9 / 0 7 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Exhibit 77

ASIC registered agent number
lodging party or agent name: SONIC HEALTHCARE LIMITED
office, level, building name or PO Box no.
street number & name: 95-99 EPPING ROAD
suburb/city: MACQUARIE PARK state/territory: NSW postcode: 2113
telephone: (02) 9855 5334
facsimile: (02) 9855 5536
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REO-A REO-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name: SONIC HEALTHCARE LIMITED
A.C.N.: 004 196 909

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	30,750	22/08/2006
class code	total number of shares issued	date of issue (d/m/y)
class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☑ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: SHARES WERE ISSUED UNDER THE SONIC EXECUTIVE INCENTIVE SCHEME APPROVED BY SHAREHOLDERS AT THE COMPANY'S 2004 ANNUAL GENERAL MEETING

Signature

I certify that the information in this form is true and complete.

print name PAUL ALEXANDER capacity COMPANY SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Exhibit 78

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Refer to guide for information about corporate key

Company name
SONIC HEALTHCARE LIMITED

ACN/ABN
004 196 909

Corporate key
18406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

is form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
23 / 08 / 06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ *Under section 651C, 724(2), 737 or 738*
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	30,750	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 2 / 0 8 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208. – SEE ATTACHE

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]



Exhibit 79

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name: SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN: 004 196 909

Corporate key: 18406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: PRASHAN KULASEKERA

ASIC registered agent number (if applicable):

Telephone number: (02) 9855 5334

Postal address: 95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. [ ] hrs [5] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name: PAUL ALEXANDER

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed
1 1 / 0 9 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh Issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	18,500	$4.66	NIL
ORD	40,000	$7.57	NIL
ORD	3,000	$6.30	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

05 / 09 / 06
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]



Exhibit 80

SONIC HEALTHCARE LIMITED

16 October 2006

SENDER TO KEEP
BN7022155

Australian Securities and Investments Commission
P.O. Box 4000,
Gippsland Mail Centre
VIC 3841

Dear Sir/Madam

SONIC HEALTHCARE LIMITED A.C.N. 004 196 909 ("THE COMPANY") - FORM 484, SECTION C ("THE FORM")

Pursuant to the previous advice given to me from your Ms Chris Fogarty, Customer Service Officer ASIC, please note the following comments in relation to the Form 484 attached for lodgement with ASIC:

1. Section C2 on the attached Form is not applicable because to this date, each time shares have been issued by the Company, the Company has also lodged with ASIC the required Form 484 – Section C2 "Issue of Shares";

2. In relation to Section C4 - Table identifying changes, as the Company is a public company, the top 20 shareholders change on a regular basis, therefore it is not possible to determine the number the shares a particular holder has increased or decreased by. On the advice of Ms Fogarty, I have not provided details on these two items in the table; and

3. Attached, please find a cheque for $1,000.00 as the annual review fee for a public company.

Please contact me ("lodging party" as named on the Form) if you have any further queries in relation to this matter.

Yours sincerely

Prashan Kulasekera
Assistant Company Secretary
Sonic Healthcare Limited

Australian Securities &
Investments Commission





Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
9

Please provide an estimate of the time taken to complete this form.
hrs 20 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
16 / 10 / 06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☒ If in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ *Under section 651C, 724(2), 737 or 738*
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares Issued	Amount paid per share	Amount unpaid per share
	NOT APPLICABLE		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these *shares*	Total amount unpaid on these *shares*
ORD	ORDINARY	295,322,595	$1,213,112,855	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

0 5 / 1 0 / 0 6
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes
☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☒ Company name: REFER TO ANNEXURE "A"

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
0 5 / 1 0 / 0 6
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
			REFER TO ANNEXURE "A"					

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

"A"

This is the Annexure marked "A" consisting of 3 pages referred to in Form 484, Section C – Change to Company Details.

Sonic Healthcare Limited A.C.N. 004 196 909

Top 20 Shareholders, Earliest Date of Change is 5 October 2006

Paul Alexander, Company Secretary
16/10/06

Top 20 member/ Rank	Members Name	ACN	Members Address	Class Code	Total number now held	Beneficially held	Are the shares fully paid
Y/1	Citicorp Nominees Pty Limited	000 809 030	GPO Box 764G, Melbourne Victoria 3001	ORD	48,196,106	Y	Y
Y/2	JP Morgan Nominees Australia Limited	002 899 961	Locked Bag 7, Royal Exchange Sydney NSW 1225	ORD	42,226,323	Y	Y
Y/3	National Nominees Limited	004 278 899	PO Box 1406, Melbourne Victoria 3001	ORD	37,169,065	Y	Y
Y/4	Westpac Custodian Nominees Limited	002 861 565	275 Kent Street, Sydney NSW 2000	ORD	33,563,646	Y	Y
Y/5	Jardvan Pty Ltd	009 462 882	PO Box 258, Belmont WA 6104	ORD	18,458,704	Y	Y
Y/6	Queensland Investment Corporation	95 942 373 762	C/- National Nominees Limited, GPO Box 2242, Brisbane Qld 4001	ORD	8,810,821	Y	Y

Y/7	Cogent Nominees Pty Ltd	084 150 023	PO Box R209, Royal Exchange NSW 1225	ORD	8,601,868	Y	Y
Y/8	ANZ Nominees Limited	005 357 568	GP Box 2842AA, Melbourne Victoria 3001	ORD	7,700,961	Y	Y
Y/9	Polly Pty Ltd	008 910 094	PO Box 258, Belmont WA 6984	ORD	3,816,646	Y	Y
Y/10	RBC Global Services Australia Nominees Pty Limited	097 125 123	GPO Box 5430, Sydney NSW 2000	ORD	3,320,574	Y	Y
Y/11	HSBC Custody Nominees (Australia) Limited	003 094 568	GPO Box 5302 Sydney NSW 2001	ORD	2,686,827	Y	Y
Y/12	PSS Board	74 172 177 893	C/O JP Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange Sydney NSW 1225	ORD	2,372,722	Y	Y
Y/13	Tasman Asset Management Ltd	002 542 038	GPO Box 5078 Sydney NSW 2001	ORD	2,032,761	Y	Y
Y/14	Invia Custodian Pty Ltd	006 127 984	C/- Mr Rodney N Davidson, Level 17, 101 Collins Street, Melbourne VIC 3000	ORD	1,946,688	Y	Y
Y/15	Quintal Pty Ltd	008 911 420	PO Box 258, Belmont WA 6984	ORD	1,500,357	Y	Y
Y/16	CSS Board	19 415 776 361	C/O JP Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange Sydney NSW 1225	ORD	1,381,331	Y	Y

Y/17	Hamlac Pty Ltd	063 422 793	5 Fairfax Road, Mosman NSW 2088	ORD	1,200,000	Y	Y
Y/18	Sandhurst Trustees Ltd	004 030 737	Level 2, Fountain Court, Bendigo VIC 3550	ORD	1,055,981	Y	Y
Y/19	Bond Street Custodians Limited	008 607 065	Level 7, 1 Martin Place, Sydney NSW 2000	ORD	1,043,948	Y	Y
Y/20	Dr Anthony John Clarke	N/A	7B Shellcove Road, Neutral Bay NSW 2089	ORD	1,029,900	Y	Y

SONIC HEALTHCARE LIMITED

95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
MAIL ADDRESS • LOCKED BAG 145 • NORTH RYDE • NSW 1670 • AUSTRALIA
TEL (02) 98 555 444 • FAX (02) 98 555 536

REMITTANCE ADVICE

Cheque Remittance

000115

ASIC00
AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
LOCKED BAG 5000
GIPPSLAND MC VIC 3841
AUSTRALIA

115

PAGE: 1 of 1

Attention:

DATE : 13/10/2006

DATE	Invoice number/Details	Gross Amount	Disc./Withheld	Net Amount
13/10/2006	13/10/06SHL REVW	1,000.00	0.00	1,000.00
	TOTAL PAYMENT IN ENCLOSED CHEQUE:		AUD	1,000.00

SONIC HEALTHCARE LIMITED
ABN 24 004 196 909

MAIL ADDRESS • LOCKED BAG 145 • NORTH RYDE • NSW 1670 • AUSTRALIA
TEL (02) 98 555 444 • FAX (02) 98 555 536

ANZ AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
NORTH RYDE, MACQUARIE SHOPPING CENTRE, HERRING RD NSW

000115
115

NOT NEGOTIABLE A/C PAYEE ONLY

PAY THE SUM OF One Thousand DOLLARS and 00/100

DATE 13/10/2006

TO THE ORDER OF

$ ***1,000.00

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
LOCKED BAG 5000
GIPPSLAND MC VIC 3841
AUSTRALIA

FOR AND ON BEHALF OF
SONIC HEALTHCARE LIMITED
A.B.N. 24 004 196 909

Exhibit 81

Australian Securities and Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
SONIC HEALTHCARE LIMITED

ACN / ABN
004 196 909

Corporate Key

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
SONIC HEALTHCARE LIMITED

ASIC registered agent number (if applicable)
20010

Telephone Number
02 98555213

Address
95 EPPING ROAD
NORTH RYDE
NSW, NSW, 2113

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
ALEXANDER, PAUL JOSEPH

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
06/11/2006

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mall Centre, VIC, 3841

A1 Change of Address

New address

A PO Box is only allowed for a member address.

Address

UNIT 5, 59 DENHAM STREET

HAWTHORN, VIC, 3122

Date of change

For members' address changes, use the date of change to the members' register.

Date

01/11/2006

Apply address to

You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

[ ] **Registered office address**

If registered office changed, does the company occupy the premises?

[ ] yes

[ ] no

if no, name of occupier

[ ] Occupier's consent

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent

[ ] **Principal place of business**

[X] **Company officeholder's residential address**

Family name	Given names
PANACCIO	LOUIS JAMES

Date of Birth

29/06/1957

Place of birth

MELBOURNE, VIC

Family name	Given names

Date of Birth

Place of birth

Member's address

[ ] **Member's address**

Family name	Given names

Family name	Given names

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN	Country of Incorporation (if not Australia)

A2 Change of name - officeholders or members

Apply change of name to

- [ ] Director
- [ ] Alternate director
- [ ] Secretary
- [ ] Member

Personal name change

Eg change by deed poll or marriage. To register a new officeholder go to B1.

Their previous name was

Family Name

Given names

Date of birth

Place of birth

Their new name is

Family Name

Given names

Date of change

Date of change

Organisation name change (member only)

When a member is a company, not a person, and the company has changed its name.

Their previous organisation name was

Their new organisation name is

ACN/ARBN/ABN

Date of change

Date of change

A3 Change - ultimate holding company

The change is

- [ ] There is a new ultimate holding company

Company name

ACN/ARBN/ABN

Country of incorporation (if not Australia)

- [ ] The ultimate holding company has ceased operation as an ultimate holding company

Company name

ACN/ARBN/ABN

Country of incorporation (if not Australia)

- [ ] The ultimate holding has changed its name

Company name

ACN/ARBN/ABN

Country of incorporation (if not Australia)

Date of change

Date of change

Exhibit 82

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 3 / 1 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	*Not required*	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ ***Transfer of shares*** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	15,000	$6.30	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 0 / 1 1 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — *If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.*

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	*Shares increased by ... (number)*	*Shares decreased by ... (number)*	*Total number now held*	**Total $ paid on these shares*	**Total $ unpaid on these shares*	*Fully paid (y/n)*	*Beneficially held (y/n)*	*Top 20 member (y/n)*

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]



Exhibit 83

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
16406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 1 / 1 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	20,000	$4.66	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

15 / 08 / 06
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (*current after changes*)	Total amount *paid on these shares*	Total amount *unpaid on these shares*

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Exhibit 84

Australian Securities &
Investments Commission





Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18406728

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
[ ] hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 1 / 1 2 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	7,500	$4.66	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 C / 1 2 / C 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg, as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

Exhibit 85


SONIC
HEALTHCARE
LIMITED

9 February 2007

SENDER TO KEEP
CN2623857

Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre
Victoria 3841

Dear Sir/Madam

LODGEMENT OF FORMS 484, 208 and 207Z – SONIC HEALTHCARE LIMITED A.C.N. 004 196 909

Please find attached for lodgement Forms 484, 208 and 207Z.

Please contact me on (02) 9855 5334 if you have any queries in relation to the documents.

Yours sincerely,

Prashan Kulasekera
Assistant Company Secretary

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
09 / 02 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ Issue of shares Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ Cancellation of shares Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ *Transfer of shares* Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ Changes to amounts paid Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ Changes to beneficial ownership Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ *Other*

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	134,000	$4.66	NIL
ORD	30,000	$6.30	NIL
ORD	4,171,732	$12.52	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 4 / 0 1 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☒ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... *Further changes to the register of members*

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares *increased by ... (number)*	Shares *decreased by ... (number)*	Total number *now held*	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

ASIC registered agent number 20010
lodging party or agent name SONIC HEALTHCARE LIMITED
office, level, building name or PO Box no.
street number & name 95-99 EPPING ROAD
suburb/city MACQUARIE PARK state/territory NSW postcode 2113
telephone (02) 9855 5213
facsimile (02) 9855 5536
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name SONIC HEALTHCARE LIMITED
A.C.N. 004 196 909

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	4,171,732	29/01/2007

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ The issue was made under a contract not reduced to writing.

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☑ The issue was made under written contract.

date of the contract (d/m/y) / / UNDER SEPARATE CONTRACTS DATED BETWEEN 21/12/06 AND 22/01/07
parties to the contract SEE EACH PARTY REFERRED TO IN ANNEXURE "A" ATTACHED.
nature of the contract CONTRACTS FORMED UPON ACCEPTANCE BY SHAREHOLDERS OF CLINICAL PATHOLOGY LABORATORIES, INC. ("CPL") OF OFFERS DATED 21/12/06 BY SONIC HEALTHCARE INVESTMENTS GP, A WHOLLY OWNED SUBSIDIARY OF SONIC HEALTHCARE LIMITED, TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF CPL THAT IT DID NOT ALREADY OWN.

☐ The issue was made under a provision in the company's constitution / replaceable rules.

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details:

Signature

I certify that the information in this form is true and complete.

print name PAUL ALEXANDER

capacity COMPANY SECRETARY

sign here

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

This is annexure "A" of 1 page referred to in form 208 Details of shares issued other than for cash
Sonic Healthcare Limited A.C.N. 004 196 909

Paul Alexander, Company Secretary
07/02/07

Names of Contracting Parties

Sonic Healthcare Limited
Sonic Healthcare Investments GP
Clinical Pathology Laboratories, Inc.
Sheryl Diane Michels, M.D.
Sheryl D. Michels
Michael A. Deck, M.D.
Michael A. Deck
Wei-Li Huang, M.D.
Wei-Li Huang
Clantal, Ltd.
Judy Denney
Wendy D. Lange
Gerald Jacknow, M.D.
David L. Schultz
Stephen R. Shumpert
Robert Connor Family, Ltd.
David J. Gaume
Karen Jacknow-Separate Property
Gerald Jacknow, M.D., Separate Property
Barbara K. Nelson
D&B Schultz Family Limited Partnership
Stephen Yurco, M.D.
Michael Callaway
William Day
Ronald McClanahan
Michael McCoy
Marian McVicker
Danny Roznovsky
Scott Rupnow
Staton C. Shed
Rich Sokol
Nancy Stratton
Debra A. Talbot
Michael Willoughby
Susan Baer
Paul Gaudin
Jacqueline J. Haas
Richard D. Hammer
Jeffrey Raymond Herbert
Timothy Kolda
Timothy Frank Kolda
Shannon S. Kratzer
Suzanne Calamari Ledet
Margaret B. Listrom
Susan Pacinda
Susan J. Pacinda/David J. Pacinda
Maureen A. Riopel
Mark Silberman
Mark A. Silberman/Susan F. Silberman
Joseph H. Willman
Philip Chen M.D., Ph.D

ASIC registered agent number 20010

lodging party or agent name Sonic Healthcare Limited

office, level, building name or PO Box no

street number and name 95-99 Epping Road

suburb/city Macquarie Park state/territory NSW postcode 2113

telephone (02) 9856 5213

facsimile (02) 9856 5536

DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207Z**

Corporations Act 2001

117(2), 163(3), 254X(2), 601BC(2)

Certification of

compliance with stamp duty law

company name Sonic Healthcare Limited

A.C.N. 004 196 909

Details of the contract for the issue of shares

date of contract (d/m/y) Under separate contracts dated between 21/12/2006 and 22/01/2007

name(s) of contracting parties

See each party referred to in Annexure "A" attached

details of the shares issued, or deemed to have been issued under the contract

number and class 4,171,732 Ordinary Shares

number and class

number and class

Certification

I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

Signature

I certify that the information in this form is true and complete.

print name Paul Alexander

capacity Company Secretary

sign here

date 09 / 02 / 2007

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information.
- The time spent by all employees in collecting and providing this information

hrs mins

This is annexure "A" of 1 page referred to in form 207Z Compliance with stamp duty law.
Sonic Healthcare Limited A.C.N. 004 196 909

Paul Alexander, Company Secretary
09./02./07

Names of Contracting Parties

Sonic Healthcare Limited
Sonic Healthcare Investments GP
Clinical Pathology Laboratories, Inc.
Sheryl Diane Michels, M.D.
Sheryl D. Michels
Michael A. Deck, M.D.
Michael A. Deck
Wei-Li Huang, M.D.
Wei-Li Huang
Clantal, Ltd.
Judy Denney
Wendy D. Lange
Gerald Jacknow, M.D.
David L. Schultz
Stephen R. Shumpert
Robert Connor Family, Ltd.
David J. Gaume
Karen Jacknow-Separate Property
Gerald Jacknow, M.D., Separate Property
Barbara K. Nelson
D&B Schultz Family Limited Partnership
Stephen Yurco, M.D.
Michael Callaway
William Day
Ronald McClanahan
Michael McCoy
Marian McVicker
Danny Roznovsky
Scott Rupnow
Staton C. Shed
Rich Sokol
Nancy Stratton
Debra A. Talbot
Michael Willoughby
Susan Baer
Paul Gaudin
Jacqueline J. Haas
Richard D. Hammer
Jeffrey Raymond Herbert
Timothy Kolda
Timothy Frank Kolda
Shannon S. Kratzer
Suzanne Calamari Ledet
Margaret B. Listrom
Susan Pacinda
Susan J. Pacinda/David J. Pacinda
Maureen A. Riopel
Mark Silberman
Mark A. Silberman/Susan F. Silberman
Joseph H. Willman
Philip Chen M.D., Ph.D



Exhibit 86

Australian Securities & Investments Commission


RECEIVED
2007 OCT 30 A 9:51



Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
3 6 / 0 2 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐	**Issue of shares** Proprietary company	Not required	✓	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	✓	✓	✓
☒	If not in response to the Annual company statement	Not required	✓	Not required	Not required
☐	**Cancellation of shares** Proprietary company	✓	Not required	✓	✓
	Public company				
☐	If in response to the Annual company statement	✓	Not required	✓	✓
☐	If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐	**Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	If in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	If in response to the Annual company statement	Not required	Not required	✓	✓
☐	If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	82,250	$4.66	NIL
ORD	20,000	$6.30	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 9 / 0 2 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Exhibit 87

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 *Change of address*
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 *Cease company officeholder*
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 7 / 0 3 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	90,625	$4.66	NIL
ORD	5,000	$6.30	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 4 / 0 3 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]



Exhibit 88

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
0 3 / 0 5 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐	**Issue of shares** Proprietary company	Not required	✓	✓	✓
	Public company				
☐	If in response to the Annual company statement	Not required	✓	✓	✓
☒	If not in response to the Annual company statement	Not required	✓	Not required	Not required
☐	**Cancellation of shares** Proprietary company	✓	Not required	✓	✓
	Public company				
☐	If in response to the Annual company statement	✓	Not required	✓	✓
☐	If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐	**Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	If in response to the Annual company statement	Not required	Not required	Not required	✓
☐	If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	If in response to the Annual company statement	Not required	Not required	✓	✓
☐	If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	If in response to the Annual company statement	Not required	Not required	Not required	✓
☐	If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

- [ ] Forfeited shares - S.258D

Shares returned to a public company - **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	37,500	$4.66	NIL
ORD	500	$6.30	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

24 / 04 / 07
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (If not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　　Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　　State/Territory

Postcode　　　Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D]　[M M]　[Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D]　[M M]　[Y Y]

Exhibit 89

Australian Securities &
Investments Commission





Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 1 / 0 5 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ If not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ *Forfeited shares - S.258D*

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	72,000	$4.66	NIL
ORD	4,500	$6.30	NIL
ORD	10,000	$7.57	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 6 / 0 5 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid. Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on those shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Exhibit 90


SONIC
HEALTHCARE
LIMITED

28 June 2007

Australian Securities & Investments Commission
Level 8
City Centre Tower
55 Market Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: SONIC HEALTHCARE LIMITED WHOLLY OWNED ENTITIES CLASS ORDER (CO 98/1418), APPLICATION FOR RELIEF

Enclosed, please find:

1. Original signed Deed of Cross Guarantee and one copy, dated 28 June 2007;
2. Directors' Solvency Statement from each subsidiary company seeking relief;
3. Directors' Statutory Declaration, together with diagram showing Group Structure and a list showing classification of company type;
4. Certification by a Lawyer; and
5. Fee.

Please note that Sonic Healthcare Limited has an existing Deed of Cross Guarantee dated 29 May 1997, which has been varied by Assumption Deeds dated 5 May 1999, 5 June 2000 and 27 June 2001.

However, in order to accede a new entity (Sonic Healthcare International Pty Limited A.C.N. 115 326 031) into the Closed Group under the existing Deed of Cross Guarantee (dated 29 May 1997), the application procedure in accordance with ASIC's changes (from 1 July 2004) to obtain relief under CO 98/1418 have been applied; that is the preparation and lodgement of documents listed 1 to 4 above.

In time we intend to lodge with ASIC the Revocation Deeds to revoke our Deed of Cross Guarantee dated 29 May 1997.

Please contact me on (02) 9855 5334 if you require any further information in relation to this matter.

Yours sincerely

Prashan Kulasekera
Assistant Company Secretary

Sonic Healthcare Limited
ACN 004 196 909
95-99 Epping Road
Macquarie Park
Sydney NSW 2113

Tel: 02 9855 5222
Fax: 02 9878 5066

DIRECTORS' SOLVENCY STATEMENT
(in relation to the Deed of Cross Guarantee dated 28 June 2007, made between Sonic Healthcare Limited ACN 004 196 909 and certain of its Wholly-owned Entities pursuant to ASIC Class Order 98/1418)

In the opinion of the Common Directors (Colin Goldschmidt and Christopher Wilks) of the following entities:

Name of Entity	**A.C.N.**
Douglass Hanly Moir Pathology Pty Limited	003 332 858
*Hanly Moir Pathology Pty Limited	001 878 548
*Barratt and Smith Pathology Pty Ltd	069 467 447
Clinpath Laboratories Pty Ltd	008 204 251
Southern Pathology Services Pty Limited	010 161 494
*Lifescreen Australia Pty Limited	010 372 004
Sonic Medlab Holdings Australia Pty Limited	074 307 289
Sonic Pathology (Queensland) Pty Limited	077 545 405
Sonic Pathology (Victoria) Pty Limited	074 307 261
Northern Pathology Pty Ltd	064 739 591
Diagnostic Services Pty Ltd	009 503 100
Melbourne Pathology Pty Limited	074 699 139
Sullivan Nicolaides Pty Ltd	078 202 196
Sonic Imaging Pty Limited	094 953 349
IRG Co Pty Limited	094 813 466
Castlereagh Co Pty Limited	094 813 411
Queensland X-Ray Pty Ltd	094 502 208
Consultant Pathology Services Pty Limited	009 581 159
*Castlereagh Services Pty Limited	081 236 857
*Pacific Medical Imaging Pty Limited	067 006 704
*Paedu Pty Limited	001 742 043
*Sunton Pty Limited	002 539 380
*A.C.N. 094 980 944 Pty Limited	094 980 944
*L&A Services Pty Ltd	010 346 282
Sonic Healthcare Services Pty Limited	100 094 148
Sonic Healthcare International Pty Limited	115 326 031

there were reasonable grounds to believe, immediately prior to the execution on

28 June 2007 of a Deed of Cross Guarantee between the Holding Entity, Group Entities, the Trustee and the Alternative Trustee, that those entities listed above would be able to pay their debts as and when they become due and payable.

* Entities not applying for relief under CO 98/1418

For and on behalf of the Board of each of the entities listed above:

Colin Goldschmidt
Director

Christopher Wilks
Director

Sonic Healthcare Limited
ACN 004 196 909
95-99 Epping Road
Macquarie Park
Sydney NSW 2113

Tel: 02 9855 5222
Fax: 02 9878 5066

STATUTORY DECLARATION

(In relation to the Deed of Cross Guarantee dated 28 June 2007, made between Sonic Healthcare Limited ACN 004 196 909 and certain of its Wholly-owned Entities pursuant to ASIC Class Order 98/1418)

I, CHRISTOPHER WILKS, being a Director of Sonic Healthcare Limited (the "Holding Entity"), 95 - 99 Epping Road, Macquarie Park, 2113 in the State of New South Wales, do solemnly and sincerely declare as follows:

1. That the Deed of Cross Guarantee executed on 28 June 2007 is in the form of ASIC Pro Forma 24 (annexed to CO 98/1418 ("Order")) made by ASIC pursuant to subsection 341(1) of the Corporations Act.

2. Each member of the Closed Group (as defined in the order), of which the Wholly-owned Entities and Holding Entity referred to in the Schedule below are members, is a party to the Deed of Cross Guarantee.

3. Each Wholly-owned Entity is not a borrower in relation to debentures (as defined in the order), a disclosing entity (as defined in the Act) or a licensed securities dealer or futures broker.

4. The Holding Entity is a disclosing entity which is a body corporate incorporated or formed in Australia, and is not a small proprietary company.

5. Each Wholly-owned Entity which is seeking relief under the Order has a financial year which ends on the same date as the financial year of the Holding Entity.

6. Each member of the Closed Group (other than the Holding Entity) are companies or are bodies corporate incorporated or formed in Australia.

*Lifescreen Australia Pty Limited	010 372 004
Sonic Medlab Holdings Australia Pty Limited	074 307 289
Sonic Pathology (Queensland) Pty Limited	077 545 405
Sonic Pathology (Victoria) Pty Limited	074 307 261
Northern Pathology Pty Ltd	064 739 591
Diagnostic Services Pty Ltd	009 503 100
Melbourne Pathology Pty Limited	074 699 139
Sullivan Nicolaides Pty Ltd	078 202 196
Sonic Imaging Pty Limited	094 953 349
IRG Co Pty Limited	094 813 466
Castlereagh Co Pty Limited	094 813 411
Queensland X-Ray Pty Ltd	094 502 208
Consultant Pathology Services Pty Limited	009 581 159
*Castlereagh Services Pty Limited	081 236 857
*Pacific Medical Imaging Pty Limited	067 006 704
*Paedu Pty Limited	001 742 043
*Sunton Pty Limited	002 539 380
*A.C.N. 094 980 944 Pty Limited	094 980 944
*L&A Services Pty Ltd	010 346 282
Sonic Healthcare Services Pty Limited	100 094 148
Sonic Healthcare International Pty Limited	115 326 031

* Entities not seeking relief under CO 98/1418

AND I MAKE this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Oaths Act 1900.

Subscribed and Declared at Sydney)
this 28TH day of JUNE , 2007)
before me:)

....
~~Justice of the Peace~~/Solicitor of the
Supreme Court of New South Wales

....
Christopher Wilks



AUSTRALIAN GROUP (INCLUDING THEIR OFFSHORE INTERESTS),
OFFSHORE HOLDING COMPANIES & US GROUP
Sonic Healthcare Ltd
ACN 004 196 909
Sonic Finance Holdings Limited (UK)
Sonic Healthcare Asia Ltd (HK)
Sonic Healthcare Holdings Ltd (UK)
Sonic Healthcare (New Zealand) Ltd (NZ)
Sonic Healthcare Services Pty Ltd
Southern Pathology Services Pty Ltd
Sonic Imaging Pty Ltd
Lifescreen Australia Pty Ltd
Sonic Clinical Institute Pty Ltd
Best Practice Software Pty Ltd
THIS IS THE DIAGRAM MARKED "A" REFERRED TO IN THE STATUTORY
DECLARATION MADE BY CHRISTOPHER WILKS ON THE 28TH DAY OF
JUNE 2007 BEFORE ME:
Sonic Healthcare Investments GP (USA)
Clinical Pathology Laboratories Inc. (USA)
American Esoteric Laboratories, Inc. (USA)
Sonic Healthcare USA, Inc. (USA)
Queensland X-Ray Pty Ltd
Sprague Kuss UT
PRASHAN KULASEKERA, SOLICITOR OF THE
SUPREME COURT OF NEW SOUTH WALES
CHRISTOPHER WILKS
Notes:
GP = general partnership
P/S = partnership
UT = unit trust
LLC = limited liability company
LP = limited partnership
NZ = New Zealand company
HK = Hong Kong company
UK = United Kingdom company
USA = United States of America entity

INDEPENDENT PRACTITIONER NETWORK (IPN) GROUP ENTITIES

- **Sonic Healthcare Ltd** ACN 004 196 909
  - 71.81% — Independent Practitioner Network Ltd ACN 083 519 377
    - 100% — IPN Franchise Developments Pty Ltd ACN 086 771 931
    - 100% — IPN Services Pty Ltd ACN 091 967 837
    - 100% — Pilates Edge Pty Ltd ACN 094 588 073
    - 100% — Re-Start Services Pty Ltd ACN 097 646 137
    - 100% — Physiotherapy International Pty Ltd ACN 094 592 342
    - 100% — Sports Medicine Centres of Victoria Pty Ltd ACN 005 655 176
    - 100% — Kinetikos Services Pty Ltd ACN 059 593 681
    - 100% — Southcare Physiotherapy Pty Ltd ACN 069 143 938
    - 100% — IPN Healthcare Pty Ltd ACN 002 611 501
      - 100% — IPN Medical Centres Pty Ltd ACN 083 149 893
        - 100% — Todd Silbert Pty Ltd ACN 056 556 800
        - 100% — Mark Edelman Pty Ltd ACN 057 567 423
        - 100% — O. B. King & Associates Pty Ltd ACN 068 993 084
        - 100% — Edanade Nominees Pty Ltd ACN 068 897 621
        - 100% — Chisholm Avenue Medical Foundation Unit Trust
        - 100% — Redwood Park Medical Centre Pty Ltd ACN 086 405 665
        - 100% — Redcliffe Peninsula Medical Service Pty Ltd ACN 010 735 194
      - 100% — Edenlea Properties Pty Ltd ACN 088 151 704
      - 100% — Formulab International Pty Ltd ACN 009 078 504
      - 100% — IPN Ophthalmology Pty Ltd ACN 097 206 794
      - 100% — IPN Learning Pty Ltd ACN 088 991 217
      - 100% — Health Essentials Pty Ltd ACN 095 636 865
      - 1 ORD — Calista Investments Pty Ltd ACN 079 321 109
        - 1 ORD — Jenlane Pty Ltd ACN 051 828 621
        - 1 ORD — Clevedon Holdings Pty Ltd ACN 008 828 000
      - 100% — IPN Medical Centres (NSW) Pty Ltd. ACN 093 560 448
        - 100% — Joodie Holdings No. 2 Pty Ltd ACN 093 030 392
        - 100% — Auburn Road Family Medical Centre Pty Ltd ACN 091 643 300
        - 100% — Edgecliff Medical Centre No. 2 Pty Ltd ACN 093 034 293
        - 100% — Penrith Medical Centre No. 2 Pty Ltd ACN 093 034 336
        - 100% — Marrickville Medical Centre No. 3 Pty Ltd ACN 093 034 327
        - 100% — Daraban Pty Ltd ACN 093 856 387
          - 100% — Sunshine Employment Pty Ltd ACN 051 497 111
        - 100% — Climsed Pty Ltd ACN 003 335 813
        - 100% — Margmax Pty Ltd ACN 001 173 182
      - 100% — IPN Medical Centres (QLD) Pty Ltd ACN 010 787 416
        - 100% — Royal Brisbane Place Medical Centre Pty Ltd ACN 010 848 910
        - 100% — Kedron Park 24 Hour Medical Centre Pty Ltd ACN 010 758 053
        - 100% — Taringa 24 Hour Medical Centre Pty Ltd ACN 010 211 926
        - 100% — Dewberry Pty Ltd ACN 093 565 078
        - 100% — Continuous Care Doctor Training Pty Ltd ACN 075 505 672
        - 100% — Medihelp Brackenridge Unit Trust
        - 100% — Medihelp General Practice Pty Ltd ACN 010 693 173
          - 100% — Medihelp BWMO Pty Ltd ACN 003 232 657
          - 100% — Medihelp Services Pty Ltd ACN 010 986 871
          - 100% — Medihelp (Brackenridge) Pty Ltd ACN 067 242 432
          - 100% — Medihelp Sunshine Coast Pty Ltd ACN 068 493 283
      - 100% — IPN Healthcare (VIC) Pty Ltd ACN 005 390 572
        - 100% — IPN Medical Centres (VIC) Pty Ltd ACN 005 893 774
          - 100% — Preston Property Pty Ltd ACN 007 017 674
        - 100% — United Healthcare Medical Centre Pty Ltd ACN 081 450 533
          - 100% — UHMC Pty Ltd ACN 081 267 512

Legend:
- Items in green boxes are entities which are one level beneath Sonic Healthcare Limited
- Items in yellow boxes are entities which are two levels beneath Sonic Healthcare Limited
- Items in red boxes are entities which are three levels beneath Sonic Healthcare Limited
- Items in blue boxes are entities which are four levels beneath Sonic Healthcare Limited
- Items in tan boxes are entities which are five levels beneath Sonic Healthcare Limited

Date of Version: 28 June 2007

OFFSHORE HOLDING COMPANIES AND THEIR OFFSHORE ENTITIES



Sonic Healthcare Ltd
ACN 004 196 909
Sonic Healthcare Asia Ltd (HK)
Sonic Finance Holdings Limited (UK)
Sonic Healthcare Holdings Ltd (UK)
Sonic Healthcare Europe GmbH (GER)
Sonic Healthcare (New Zealand) Ltd (NZ)
Sonic Finance Limited (UK)
Sonic Finance & Investments Limited (UK)
Sonic Healthcare Germany GmbH (GER)
Sonic Healthcare Investments GmbH (GER)
Systemp Biochemische Dienstleistungen GmbH (GER)
LUZ GmbH (GER)
Medizinisches Institut R. Fenner AG (SWI)
Viollier Laboratoriumsdiagnostik GmbH (SWI)
Labor Viollier AG (SWI)
Viollier (US) Inc (USA)
Viollier Deutschland GmbH (GER)
Medica Ambulatorium AG (SWI)
The Doctors Laboratory Ltd (UK)
TDL Facilities Ltd (UK)
Cytogenetic DNA Services Ltd (UK)
Cytogenetic Services Ltd (UK)
The Doctors Healthcare Company Limited (UK)
Omnilabs Ltd (UK)
Omnilabs UK Ltd (UK)
Omnilabs Ireland Ltd (IRE)
Drug Alert Ltd (UK)
Omnilabs Imaging Ltd (UK)
J S Clinical Research Ltd (UK)
J S Pathology Services Ltd (UK)
J S Pathology Ltd (UK)
Technical Laboratory Services Ltd (UK)
Limbo Builders Ltd (UK)
Omnilabs Trust Laboratories Ltd (UK)
Valley Diagnostic Laboratories Ltd (NZ)
Medlab Central Ltd (NZ)
Medlab South Ltd (NZ)
Nelson Diagnostic Laboratory Ltd (NZ)
Central Lab Building Ltd (NZ)
New Zealand Radiology Group Ltd (NZ)
Diagnostic Medlab Ltd (NZ)
Laboratory Data Systems Ltd (NZ)
DNA Diagnostic Ltd (NZ)
Diagnostic Medlab Services Ltd (NZ)
Canterbury Medical Imaging Ltd (NZ)
Notes:
P/S = partnership
U/T = unit trust
NZ = New Zealand company
HK = Hong Kong company
UK = United Kingdom company
IRE = Ireland company
GER = German company
SWI = Switzerland company
USA = United States of America entity

Dated/Version: 14 June 2007

This is the list marked "B" referred to in the Statutory Declaration made by Christopher Wilks on the 28 th day of June 2007, before me:

Prashan Kulasekera

Solicitor Of The Supreme Court of New South Wales

Christopher Wilks

Note:	Australian Legal Entity	Party to Sonic Healthcare Limited Deed of Cross Guarantee - CO 98/1418	Classification	Is Entity Eligible for Relief
	Sonic Healthcare Ltd	Yes	Public/Disclosing entity	
	Sonic Medisb Holdings Australia Pty Ltd	Yes	Large	Yes
	Sonic Pathology (Queensland) Pty Ltd	Yes	Large	Yes
	Sonic Pathology (Victoria) Pty Ltd	Yes	Large	Yes
	Sonic Imaging Pty Ltd	Yes	Large	Yes
	A.C.N. 094 980 944 Pty Ltd	Yes	Small	
	Sonic Healthcare Services Pty Ltd	Yes	Large	Yes
	Sonic Clinical Institute Pty Limited		Small	
	Douglass Hanly Moir Pathology Pty Ltd	Yes	Large	Yes
	Clinpath Laboratories Pty Ltd	Yes	Large	Yes
	Barratt and Smith Pathology Pty Ltd	Yes	Small	
	Hanly Moir Pathology Pty Ltd	Yes	Small	
	Lifescreen Australia Pty Ltd	Yes	Small	
	Diagnostic Pathology Pty Ltd		Small	
	Southern Pathology Services Pty Ltd	Yes	Large	Yes
	Sullivan Nicolaides Pty Ltd	Yes	Large	Yes
	L&A Services Pty Ltd	Yes	Small	
	Biotech Laboratories Pty Ltd		Small	
	Northern Pathology Pty Ltd	Yes	Large	Yes
	Diagnostic Services Pty Ltd	Yes	Large	Yes
	Consultant Pathology Services Pty Ltd	Yes	Large	Yes
	Melbourne Pathology Pty Ltd	Yes	Large	Yes
	Melbourne Pathology Services Pty Ltd		Small	
	Stat Laboratories Pty Ltd		Small	
	Hunter Imaging Group Pty Ltd		Small	
	IRG Co Pty Ltd	Yes	Large	Yes
	Hunter Valley X-Ray Pty Ltd		Small	
	Newcastle Diagnostic Imaging Pty Ltd		Small	
	Nuclear Medicine Co Pty Ltd		Small	
	Sports Imaging Co Pty Ltd		Small	
	Castlereagh Co Pty Ltd	Yes	Large	Yes
	Pacific Medical Imaging Pty Ltd	Yes	Small	
	Sunton Pty Ltd	Yes	Small	
	Illawarra X-Ray Pty Ltd		Small	
	Castlereagh Services Pty Ltd	Yes	Small	
	Paedu Pty Ltd	Yes	Small	
	Alliance Imaging Pty Ltd		Small	
	Woch Nominees Pty Ltd		Small	
	Cabramatta Imaging Pty Ltd		Small	
	Sports MRI Australia Pty Ltd		Small	
	Redlands X-Ray Services Pty Ltd		Small	
	Queensland X-Ray Pty Ltd	Yes	Large	Yes
	Ultrarad Pty Ltd		Small	
	Ultrarad Holdings Pty Ltd		Small	
	Electronic X-Ray Services Pty Ltd		Small	
	Sublabs Pty Ltd		Large	
	BPath Pty Ltd		Small	
	Azalea Holdings Pty Ltd		Small	
	e.Radiology (Aust) Pty Ltd		Small	
	SKG Radiology Pty Ltd		Large	
	Maga Pty Ltd		Small	
	Sonic Healthcare International Pty Limited	Yes	Large	Yes
	Sonic Healthcare Pathology Pty Limited		Small	
	North Sydney Orthopaedic & Sports Medicine Clinic Pty Ltd		Small	
	Pyefinch Software Pty Ltd		Small	
	Best Practice Software Pty Ltd		Small	
1.	Independent Practitioner Network Limited ("IPN")	Party to IPN Deed of Cross Guarantee - CO 98/1418	Public/Disclosing entity	
1.	IPN Healthcare Pty Ltd	No	Large	
1.	IPN Franchise Developments Pty Ltd	No	Small	
1.	IPN Services Pty Ltd	No	Small	
1.	Pilatos Edge Pty Ltd	No	Small	
1.	Re-Start Services Pty Ltd	No	Small	
1.	Physiotherapy International Pty Ltd	No	Small	
1.	Sports Medicine Centres of Victoria Pty Ltd	No	Small	
1.	Kinetikos Services Pty Ltd	No	Small	
1.	Southcare Physiotherapy Pty Ltd	No	Small	
1.	IPN Medical Centres Pty Ltd	Yes	Large	
1.	Todd Sibert Pty Ltd	No	Small	
1.	Mark Edelman Pty Ltd	No	Small	
1.	O. B. King & Associates Pty Ltd	No	Small	
1.	Edanado Nominees Pty Ltd	No	Small	

1.	Redwood Park Medical Centre Pty Ltd	No	Small	
1.	Edenlea Properties Pty Ltd	No	Small	
1.	Formulab International Pty Ltd	No	Small	
1.	IPN Ophthalmology Pty Ltd	No	Small	
1.	IPN Learning Pty Ltd	No	Small	
1.	Health Essentials Pty Ltd	No	Small	
1.	IPN Medical Centres (NSW) Pty Ltd	Yes	Large	
1.	Joodie Holdings No. 2 Pty Ltd	No	Small	
1.	Auburn Road Family Medical Centre Pty Ltd	No	Small	
1.	Edgecliff Medical Centre No. 2 Pty Ltd	No	Small	
1.	Penrith Medical Centre No. 2 Pty Ltd	No	Small	
1.	Marrickville Medical Centre No. 2 Pty Ltd	No	Small	
1.	Daraban Pty Ltd	Yes	Large	
1.	Sunshine Employment Pty Ltd	No	Small	
1.	Clinmed Pty Ltd	No	Small	
1.	Margmax Pty Ltd	No	Small	
1.	IPN Medical Centres (QLD) Pty Ltd	Yes	Large	
1.	Royal Brisbane Place Medical Centre Pty Ltd	No	Small	
1.	Kedron Park 24 Hour Medical Centre Pty Ltd	No	Small	
1.	Taringa 24 Hour Medical Centre Pty Ltd	No	Small	
1.	Denberry Pty Ltd	No	Small	
1.	Continuous Care Doctor Training Pty Ltd	No	Small	
1.	Medihelp General Practice Pty Ltd	No	Small	
1.	Medihelp BWMG Pty Ltd	No	Small	
1.	Medihelp Services Pty Ltd	No	Small	
1.	Medihelp (Brackenridge) Pty Ltd	No	Small	
1.	Medihelp Sunshine Coast Pty Ltd	No	Small	
1.	IPN Healthcare (VIC) Pty Ltd	Yes	Large	
1.	IPN Medical Centres (VIC) Pty Ltd	Yes	Small	
1.	Preston Property Pty Ltd	No	Small	
1.	United Healthcare Medical Centre Pty Ltd	No	Small	
1.	LUMC Pty Ltd	No	Small	
1.	Redcliffe Peninsula Medical Service Pty Ltd	No	Small	
1.	Calista Investments Pty Ltd	No	Small	
1.	Jenlane Pty Ltd	No	Small	
1.	Clevedon Holdings Pty Ltd	No	Small	

Note:

1. These entities which have a "1." next to them are controlled entities which are under a separate Deed of Cross Guarantee and therefore are not seeking relief under this class order application.

ACN 004 196 909
95-99 Epping Road
Macquarie Park
Sydney NSW 2113

Tel: 02 9855 5222
Fax: 02 9878 5066

LAWYER'S CERTIFICATE
(in relation to the Deed of Cross Guarantee dated 28 June 2007, made between Sonic Healthcare Limited ACN 004 196 909 and certain of its Wholly-owned Entities pursuant to ASIC Class Order 98/1418)

To:

1. **Name of Entity** — **A.C.N.**

Name of Entity	A.C.N.
Douglass Hanly Moir Pathology Pty Limited	003 332 858
Hanly Moir Pathology Pty Limited	001 878 548
Barratt and Smith Pathology Pty Ltd	069 467 447
Clinpath Laboratories Pty Ltd	008 204 251
Southern Pathology Services Pty Limited	010 161 494
Lifescreen Australia Pty Limited	010 372 004
Sonic Medlab Holdings Australia Pty Limited	074 307 289
Sonic Pathology (Queensland) Pty Limited	077 545 405
Sonic Pathology (Victoria) Pty Limited	074 307 261
Northern Pathology Pty Ltd	064 739 591
Diagnostic Services Pty Ltd	009 503 100
Melbourne Pathology Pty Limited	074 699 139
Sullivan Nicolaides Pty Ltd	078 202 196
Sonic Imaging Pty Limited	094 953 349
IRG Co Pty Limited	094 813 466
Castlereagh Co Pty Limited	094 813 411
Queensland X-Ray Pty Ltd	094 502 208
Consultant Pathology Services Pty Limited	009 581 159
Castlereagh Services Pty Limited	081 236 857
Pacific Medical Imaging Pty Limited	067 006 704
Paedu Pty Limited	001 742 043
Sunton Pty Limited	002 539 380
A.C.N. 094 980 944 Pty Limited	094 980 944
L&A Services Pty Ltd	010 346 282
Sonic Healthcare Services Pty Limited	100 094 148
Sonic Healthcare International Pty Limited	115 326 031

at 95-99 Epping Road, Macquarie Park, NSW 2113; and

2. Sonic Healthcare Limited ACN 004 196 909 (as Trustee).

3. Australian Securities & Investments Commission, at PO Box 4000, Gippsland Mail Centre Vic 3841:

I, Prashan Duminda Kulasekera, Solicitor NSW, Licence Number 40879, hereby certify:

(a) that the Deed:

(i) is in exactly the same terms as ASIC Pro Forma 24 except for the following:

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

(C) the date has been completed;

(D) the headnote, the headings before the headnote and any editorial notes have been omitted;

(b) that, in relation to the execution of the Deed by each party to it that is a company:

(i) the company's common seal appears to have been fixed to the Deed, and the fixing of the seal appears to have been witnessed, in accordance with subsection 127(2) of the Act, or as relevant it has executed the Deed in accordance with subsection 127(1) of the Act;

and the provider of the certificate does not know and has no reason to suspect that the Deed has not been duly executed by the company;

(ba) that the provider of the certificate, after having made such inquiries as were reasonable in the circumstances, is of the opinion that the Deed has been duly executed by each party to it that is not a company;

(c) in the case of a Deed of Cross Guarantee:

(i) that each company that is a Group Entity covered by the Deed has satisfied all of its obligations under subsections 319(1) and (3) of the Act in relation to the 3 financial years before the first financial year for which each Group Entity seeks to take advantage of relief under the Class Order; and

(d) that none of the auditor's reports for the financial years referred to in paragraph (c) are qualified.

Prashan Duminda Kulasekera
Solicitor NSW, Licence Number 40879
Dated: 28TH JUNE 2007

HANLY MOIR
PATHOLOGY
MAIL ADDRESS • LOCKED BAG 145 • NORTH RYDE • NSW 1670 • AUSTRALIA
TEL (02) 98 555 222 • FAX (02) 98 785 077

REMITTANCE ADVICE
226434

Cheque Remittance

1SUN01
AUSTRALIAN SECURITIES &
INVESTMENTS COMMISSION

226434

PAGE: 1

Attention:

DATE : 27/06/2007

DATE	Invoice number/Details	Gross Amount	Disc./Withheld	Net Amount
27/06/2007	CO 98/1418	33.00	0.00	33.00
TOTAL PAYMENT IN ENCLOSED CHEQUE:			AUD	33.00

DOUGLASS
HANLY MOIR
PATHOLOGY
ABN 80 003 332 858

MAIL ADDRESS • LOCKED BAG 145 • NORTH RYDE • NSW 1670 • AUSTRALIA
TEL (02) 98 555 222 • FAX (02) 98 785 077

ANZ AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
NORTH RYDE, MACQUARIE SHOPPING CENTRE, HERRING RD NSW

226434

226434

PAY THE SUM OF Thirty Three DOLLARS and 00/100

NOT NEGOTIABLE A/C PAYEE ONLY

DATE 27/06/2007

TO THE ORDER OF

$ ***33.00

AUSTRALIAN SECURITIES &
INVESTMENTS COMMISSION

FOR AND ON BEHALF OF
DOUGLASS HANLY MOIR PATHOLOGY PTY LTD
ABN 80 003 332 858

⑈226434 ⑈012⑉327⑆ 8334 14582⑈

ACN 004 196 909
95-99 Epping Road
Macquarie Park
Sydney NSW 2113

Tel: 02 9855 5222
Fax: 02 9878 5066

Deed of cross guarantee

Class Order [CO 98/1418] — Wholly-owned entities

This Deed of Cross Guarantee is made on 28 June 2007 between:

(1) The Group Entities (which are listed in Part 1 of the Schedule);

(2) The Trustee (which is named in Part 2 of the Schedule); and

(3) The Alternative Trustee (which is named in Part 3 of the Schedule),

for the purpose of the Group Entities (except those indicated in Part 1 of the Schedule as being ineligible) obtaining the benefit of the Class Order and witnesses as follows:

1 Interpretation

1.1 In this Deed:

"Act" means the *Corporations Act 2001*;

"ASIC" means the Australian Securities and Investments Commission;

"Associate" has the meaning given by Division 2 of Part 1.2 of the Act;

"Assumption Deed" means a Deed executed pursuant to clause 5 by which a further Group Entity or further Group Entities may be joined to this Deed of Cross Guarantee;

"Certificate" in relation to a Deed of Cross Guarantee or an Assumption Deed, means one or more certificates in writing addressed to each Group Entity or proposed Group Entity covered by the Deed, the Trustee named in Part 2 of Schedule and any Alternative Trustee named in Part 3 of the Schedule and to ASIC which together include statements to the following effect:

(a) that the Deed:

(i) is in exactly the same terms as ASIC Pro Forma 24 or 27 as the case requires except for the following:

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or

editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

(C) the date has been completed;

(D) the headnote, the headings before the headnote and any editorial notes have been omitted;

(E) in the case of an Assumption Deed which covers more than one proposed Group Entity — such variations as are necessary to enable the additional entities to be covered;

(F) in the case of an Assumption Deed which covers making the trustee of the Deed of Cross Guarantee to which the Assumption Deed relates a member of the Closed Group — such variations as are necessary to enable the Assumption Deed to have that effect;

(b) that, in relation to the execution of the Deed by each party to it that is a company, either:

(i) the Deed appears to be signed in accordance with subsection 127(1) of the Act; or

(ii) the company's common seal appears to have been fixed to the Deed, and the fixing of the seal appears to have been witnessed, in accordance with subsection 127(2) of the Act;

and the provider of the certificate does not know and has no reason to suspect that the Deed has not been duly executed by the company;

(ba) that the provider of the certificate, after having made such inquiries as were reasonable in the circumstances, is of the opinion that the Deed has been duly executed by each party to it that is not a company;

(c) in the case of a Deed of Cross Guarantee:

(i) that each company that is a Group Entity covered by the Deed has satisfied all of its

obligations under subsections 319(1) and (3) of the Act in relation to the 3 financial years before the first financial year for which each Group Entity seeks to take advantage of relief under the Class Order; and

(ii) if the Holding Entity covered by the Deed is a registered foreign company—that the Holding Entity has satisfied all of its obligations under subsection 601CK(1) and (5) of the Act (as applicable) in relation to the 3 financial years before the first financial year for which each Group Entity seeks to take advantage of relief under the Class Order;

(d) in the case of an Assumption Deed — that each company that is a proposed Group Entity covered by the Deed has satisfied all of its obligations under subsections 319(1) and (3) of the Act in relation to the 3 financial years before the first financial year for which each proposed Group Entity seeks to take advantage of relief under the Class Order;

(e) that none of the auditor's reports for the financial years referred to in paragraphs (c) and (d) are qualified;

where:

(f) the certificates referred to in paragraphs (a), (b) and (ba) are given by a lawyer who holds a practising certificate; and

(g) the certificates referred to in paragraphs (c), (d) and (e) are given either by such a lawyer or a registered company auditor;

"Class Order" means Class Order [CO 98/1418] made by ASIC pursuant to subsection 341(1) of the Act;

"Closed Group" means the Holding Entity and its Wholly-owned Entities;

"company" has the same meaning as in section 9 of the Act;

"Control" has the same meaning as that term has in accounting standard AASB 1024 "Consolidated Accounts";

"Creditor" means a person (whether now ascertained or ascertainable or not) who is not a Group Entity and to whom now or at any future time a Debt (whether now existing or not) is or may at any future time be or become payable;

"Debt" means any debt or claim which is now or at any future time admissible to proof in the winding up of a Group Entity and no other claim;

"Group Entity" means (until this Deed of Cross Guarantee ceases to apply to that entity by virtue of a disposal under

clause 4.2 or until that entity is released from this Deed of Cross Guarantee by a Revocation Deed under clause 4.5):

(a) any one of the entities listed in Part 1 of the Schedule; and

(b) any entity joined to this Deed of Cross Guarantee by the execution of an Assumption Deed;

"Holding Entity" means the Group Entity which controls each of the other Group Entities and which is not controlled by another Group Entity;

"lawyer" has the same meaning as in section 9 of the Act;

"registered company auditor" has the same meaning as in section 9 of the Act;

"registered foreign company" has the same meaning as in section 9 of the Act;

"Revocation Deed" means a Deed executed pursuant to clause 4.5 by virtue of which this Deed of Cross Guarantee ceases to apply to one or more of the Group Entities; and

"Wholly-owned Entities" collectively mean companies and foreign companies:

(a) all of which are controlled by the Holding Entity;

(b) no member of any of which is a person other than the Holding Entity, another one of the Wholly-owned Entities, a nominee for the Holding Entity or a nominee for another one of the Wholly-owned Entities; and

(c) all of which are parties to the Deed of Cross Guarantee,

except that, when used in reference to a "Group Entity sold", "Wholly-owned Entities" collectively mean companies and foreign companies:

(a) all of which are controlled by the Group Entity sold;

(b) no member of any of which is a person other than the Group Entity sold, another one of the Wholly-owned Entities, a nominee for the Group Entity sold or a nominee for another one of the Wholly-owned Entities; and

(c) all of which are parties to the Deed of Cross Guarantee.

2 Operation of deed

2.1 This Deed of Cross Guarantee will be of no force and effect until the Holding Entity has submitted an original of this Deed of Cross Guarantee for lodgment at ASIC together with an original of a Certificate relating to this Deed.

3 Cross guarantee

3.1 Subject to clause 3.4, each Group Entity covenants with the Trustee for the benefit of each Creditor that the Group Entity guarantees to each Creditor payment in full of any Debt in accordance with this Deed of Cross Guarantee.

3.2 Each Group Entity agrees with the Trustee that this Deed of Cross Guarantee becomes enforceable in respect of the Debt of a Group Entity ("the Group Entity"):

(a) upon the winding up of the Group Entity under subsection 459A or paragraph 461(a) or (h) or (j) of the Act or as a creditors' voluntary winding up under Part 5.5 Division 3 of the Act; or

(b) in any other case — if six months after a resolution or order for the winding up of the Group Entity any Debt of a Creditor of the Group Entity has not been paid in full.

3.3 Subject to clause 3.4, the Trustee and each Group Entity acknowledge that the Trustee holds the benefit of the covenants and commitments of each Group Entity made pursuant to this Deed upon trust for each Creditor.

3.4 If an Alternative Trustee is named in Part 3 of the Schedule, then:

(a) the Trustee covenants with the Alternative Trustee as trustee for the benefit of each Creditor that the Trustee guarantees to each Creditor payment in full of any Debt in accordance with this Deed of Cross Guarantee; and

(b) for the purposes of this covenant the provisions of this Deed of Cross Guarantee will apply to the Trustee as if it was a Group Entity and was not the Trustee and to the Alternative Trustee as if it was the Trustee.

4 Revocation and release

4.1 This Deed of Cross Guarantee and the trusts constituted by it may not be revoked or released except as expressly permitted by this Deed.

4.2 If:

(a) a liquidator, receiver, receiver and manager, controller, or scheme manager or administrator of a company under administration or of a deed of company arrangement is appointed to or to the property of the Group Entity or each of the Group Entities owning shares in a Group Entity (the "Group Entity sold") and that Group Entity or those Group Entities disposes (or dispose) of all issued shares in the Group Entity sold and the Group Entity sold lodges notice of that disposal with ASIC (including details of any Group Entity

which is a Wholly-owned Entity of the Group Entity sold); or

(b) a mortgagee or mortgagees (other than a Group Entity or an Associate of any Group Entity) of shares owned by a Group Entity or by Group Entities in another Group Entity (the "Group Entity sold") disposes (or dispose) of all issued shares in the Group Entity sold and the Group Entity sold lodges notice of that disposal with ASIC (including details of any Group Entity which is a Wholly-owned Entity of the Group Entity sold); or

(c) the Group Entity or Group Entities owning shares in a Group Entity (the "Group Entity sold") disposes (or dispose) of all issued shares in the Group Entity sold and:

(i) the directors of the Holding Entity upon disposal certify in writing that the disposal is a bona fide sale and that the consideration for the sale is fair and reasonable; and

(ii) a copy of that certificate is lodged by the Holding Entity, and by the Group Entity sold, with ASIC; and

(iii) the Group Entity sold lodges notice of that disposal with ASIC (including details of any Group Entity which is a Wholly-owned Entity of the Group Entity sold),

then provided that the disposal is not to an Associate of any Group Entity:

(d) this Deed of Cross Guarantee shall cease to apply to the Group Entity sold and to any Group Entity which is a Wholly-owned Entity of the Group Entity sold; and

(e) the Group Entity sold and every Group Entity which is a Wholly-owned Entity of the Group Entity sold will be released from all liability under this Deed of Cross Guarantee including liability:

(i) arising or accruing prior to or after such disposal; or

(ii) due to this Deed of Cross Guarantee becoming enforceable prior to or after such disposal against the Group Entity sold or against a Group Entity which is a Wholly-owned Entity of the Group Entity sold; and

(f) each other Group Entity will be released from all liability whatever under this Deed of Cross Guarantee in respect of any Debt of the Group Entity sold or in respect of any Debt of a Group Entity which is a

Wholly-owned Entity of the Group Entity sold including liability:

(i) in respect of any Debt arising or accruing before or after such disposal; or

(ii) due to this Deed of Cross Guarantee becoming enforceable before or after such disposal against the Group Entity or any Group Entity which is a Wholly-owned Entity of the Group Entity sold; and

(g) the trust constituted by this Deed shall be revoked in respect of the covenants made pursuant to this Deed of Cross Guarantee:

(i) by the Group Entity sold; and

(ii) by any Group Entity which is a Wholly-owned Entity of the Group Entity sold.

4.3 A disposal under clause 4.2 may be effected even if:

(a) this Deed of Cross Guarantee has become enforceable in respect of a Group Entity; or

(b) the winding up as mentioned in clause 3.2 of any Group Entity has commenced.

4.4 Any of the Group Entities or the Group Entity sold may upon payment of the reasonable costs of the Trustee require the Trustee to execute a Deed containing a release by the Trustee:

(a) of the Group Entity sold and every Group Entity which is a Wholly-owned Entity of the Group Entity sold in terms similar to paragraph 4.2(e) of this Deed of Cross Guarantee; and

(b) of each other Group Entity in terms similar to paragraph 4.2(f) of this Deed of Cross Guarantee.

4.5 The Group Entities which are from time to time parties to this Deed of Cross Guarantee may revoke this Deed of Cross Guarantee in respect of any Group Entity or all Group Entities by all executing a Revocation Deed the effect of which will be conditional upon:

(a) the Holding Entity lodging an original of that Revocation Deed with ASIC; and

(b) each Group Entity giving notice to its Creditors of the Revocation Deed by public advertisement (which may be a joint advertisement by two or more Group Entities) made at any time before or within one month after the date on which the original of the Revocation Deed is lodged with ASIC in a daily newspaper circulating in each state and territory in which any Creditor of the Group Entity is located; and

(c) there being no winding up as mentioned in paragraph 3.2(a) of any Group Entity being either:

(i) a winding up within six months after the original of the Revocation Deed is lodged with ASIC; or

(ii) a winding up the commencement of which occurs within six months after the original of the Revocation Deed is lodged with ASIC,

and upon satisfaction of those conditions:

(d) any Group Entity in respect of which this Deed of Cross Guarantee is revoked by that Revocation Deed (the "Group Entity released") will be released from all liability whatever under this Deed of Cross Guarantee including liability:

(i) arising or accruing before or after:

(A) execution of the Revocation Deed; or

(B) those conditions being satisfied; or

(ii) due to this Deed of Cross Guarantee becoming enforceable against the Group Entity released before or after:

(A) execution of the Revocation Deed; or

(B) those conditions being satisfied; and

(e) each other Group Entity will be released from all liability under this Deed of Cross Guarantee in respect of any Debt of the Group Entity released including liability:

(i) in respect of any Debt arising or accruing before or after:

(A) execution of the Revocation Deed; or

(B) those conditions being satisfied; or

(ii) due to this Deed of Cross Guarantee becoming enforceable against the Group Entity before or after:

(A) execution of the Revocation Deed; or

(B) those conditions being satisfied; and

(f) the trust constituted by this Deed of Cross Guarantee shall be revoked in respect of the covenants of each Group Entity released.

4.6 A Revocation Deed under clause 4.5 may be executed even if:

(a) this Deed of Cross Guarantee has become enforceable in respect of a Group Entity; or

(b) the winding up of a Group Entity has commenced.

4.7 The Group Entities may upon payment of the reasonable costs of the Trustee require the Trustee to be a party to a Revocation Deed and if so required the Trustee must execute the Revocation Deed which shall contain a release by the Trustee:

(a) of the Group Entity released in terms similar to paragraph 4.5(d) of this Deed of Cross Guarantee; and

(b) of the other Group Entities in terms similar to paragraph 4.5(e) of this Deed of Cross Guarantee.

5 Assumption deed

5.1 The Holding Entity may by executing an Assumption Deed to which the Trustee and any further controlled entity or controlled entities of the Holding Entity eligible for the benefit of the Class Order are party join a further Group Entity or further Group Entities to this Deed.

5.2 An Assumption Deed will be of no force and effect until the Holding Entity has submitted an original of the Assumption Deed for lodgment at ASIC together with an original of a Certificate relating to that Deed.

5.3 Any further Group Entity so added by an Assumption Deed will be taken to have assumed liability under this Deed of Cross Guarantee as if that Group Entity had executed this Deed of Cross Guarantee.

6 Deed poll

6.1 As a separate covenant by way of Deed Poll each Group Entity agrees with each Creditor that the Group Entity will guarantee to each Creditor payment of any Debt due to the Creditor from any other Group Entity in accordance with this Deed of Cross Guarantee.

7 Trustee and alternative trustee

7.1 The only obligations of the trustee (including the Alternative Trustee if applicable in respect of the Trustee where the Trustee is the Holding Entity or a Group Entity) are:

(a) to act as bare Trustee for the benefit of each Creditor of the Covenants of each Group Entity contained in this Deed of Cross Guarantee;

(b) upon request to assign to any Creditor the benefit of this Deed of Cross Guarantee in so far as it benefits that Creditor (such assignment to be at the cost of the Creditor who must fully indemnify the Trustee);

(c) to permit its name to be used in any demand or notice made or given by or legal proceedings brought by any Creditor seeking to enforce the benefit of this Deed of Cross Guarantee (but the Creditor must fully indemnify

the Trustee and provide the Trustee with any reasonable security for costs which the Trustee may require);

(d) upon request to lodge in its name on behalf of any Creditor or Creditors a proof of debt in the winding up of a Group Entity of a claim under this Deed of Cross Guarantee (such proof to be at the cost of the Creditor or Creditors who must fully indemnify the Trustee); and

(e) to execute a release pursuant to clause 4.4 or 4.7 when required to do so.

7.2 The Trustee has no duty to supervise or monitor any Group Entity or to claim or pursue any Debt or (except as provided in clause 7.1) to enforce this Deed of Cross Guarantee.

7.3 The Trustee must execute a release pursuant to clause 4.4 or clause 4.7 when required to do so and the Trustee has no duty to inquire as to the propriety of any Deed of Revocation or of any disposal of shares in a Group Entity.

7.4 The Trustee is entitled to full indemnity from any Creditor for anything done by the Trustee at the request of the Creditor.

7.5 The Trustee may retire and appoint a new Trustee.

8 General

8.1 Execution of this Deed of Cross Guarantee is not to bar any person or company from disposing of any share in a Group Entity and is not to bar any Group Entity from executing a Revocation Deed at any time and does not amount to a representation by or agreement of any person or any Group Entity to or with any Creditor or other person that this Deed of Cross Guarantee may not be revoked as provided for in its terms.

8.2 This Deed of Cross Guarantee shall be governed by and construed in accordance with the laws of New South Wales and each party to this Deed of Cross Guarantee agrees to submit to the non-exclusive jurisdiction of the Courts of New South Wales.

9 Waiver

9.1 Each Group Entity agrees with the Trustee for the benefit of each Creditor that:

(a) no Group Entity shall be entitled to:

(i) the benefit of any security or securities now or in future held or taken or otherwise acquired by a Creditor from a Group Entity;

(ii) the benefit of any dividend, composition or

payment received by any Creditor from any Group Entity under any such security or securities; or

(iii) prove for or claim, demand or receive any such dividend, composition or payment.

(b) If any security given or payment made to a Creditor by a Group Entity or by any other person is avoided or reduced by virtue of any law relating to liquidation, the Creditor shall then be entitled to recover the value or amount of any such security or payment from each Group Entity despite any prior settlement, discharge or release between the Creditor and any Group Entity.

9.2 Each Group Entity agrees with the Trustee for the benefit of each Creditor that no Creditor is under any obligation to:

(a) give notice to any Group Entity of any amendment of any agreement giving rise to a Debt or of any breach of any such agreement; or

(b) enforce this Guarantee against all of the Group Entities but may in its absolute discretion at any time and from time to time proceed against any or all of them.

9.3 Each Group Entity agrees with the Trustee for the benefit of each Creditor that the liability of each Group Entity shall not be affected by any one or more of the following (whether or not done or occurring by or with the consent of the Creditor or with the knowledge or consent of any Group Entity):

(a) any collateral rights or obligations which may exist between any Group Entities;

(b) any variation or avoidance of any such collateral rights or obligations;

(c) any other person becoming a guarantor of a Group Entity's obligations and liabilities;

(d) any other person intended to be bound as a surety in respect of a Group Entity's obligations and liabilities not being or becoming so bound;

(e) any other Group Entity being released from or ceasing to be bound by this Deed of Cross Guarantee;

(f) the giving of any release or waiver by any Creditor to any Group Entity;

(g) the making of any arrangement or compromise by any Creditor with any of the Group Entities;

(h) delay or failure by any Creditor to enforce this Deed of Cross Guarantee;

(i) liquidation of any Group Entity or of any surety of a Group Entity;

(j) the giving of any security by any Group Entity; or

(k) where a Group Entity is a member of any partnership, any change in the membership of such partnership.

9.4 Each Group Entity agrees with the Trustee for the benefit of each Creditor that without the consent of any Group Entity each Creditor may at any time and from time to time without affecting the liability of any Group Entity under this Deed of Cross Guarantee:

(a) grant to the Group Entity which is the principal debtor any indulgence or consideration;

(b) compound with or release the Group Entity which is the principal debtor;

(c) assent to any assignment to trustees for the benefit of Creditors under any scheme or deed of arrangement of the Group Entity which is the principal debtor whether with or without the winding up of the Group Entity which is the principal debtor;

(d) assent to the appointment of a receiver, official manager, controller or administrator of a company under administration or a deed of company arrangement of the Group Entity which is the principal debtor; or

(e) release or discharge or otherwise deal with any property whether real or personal comprised in any security held from the Group Entity which is the principal debtor.

9.5 Each Group Entity agrees with the Trustee for the benefit of each Creditor that:

(a) no failure or delay of a Creditor to exercise any right given to it under this Deed of Cross Guarantee, or to insist on strict compliance by the Group Entity which is the principal debtor or any other Group Entity with any obligation in respect of any Debt or under this Deed of Cross Guarantee, and no custom or practice of the Creditor or the Group Entities at variance with the terms of this Deed of Cross Guarantee, will constitute a waiver or variation of each Creditor's right to demand exact compliance with the terms of this Deed of Cross Guarantee;

(b) any delay or omission of any Creditor to exercise any right arising from a breach of any obligation by a Group Entity will not affect or prejudice any Creditor's rights arising from such breach, or any subsequent breach, or the continuance of any breach; and

(c) waiver by any Creditor of any particular breach by any Group Entity will not affect or prejudice any Creditor's

rights in respect of any subsequent breach of the same or of a different nature.

9.6 Each Group Entity agrees with the Trustee for the benefit of each Creditor that:

(a) all benefits, compositions and payments received by any Creditor from or on account of any Group Entity, including any dividends upon the liquidation of the Group Entity which is the principal debtor or of any Group Entity, or from any other person or from the realisation or enforcement of any security, guarantee or indemnity capable of being applied by any Creditor in or towards satisfaction of a Debt, will be applied as payments in gross;

(b) no dividend or payment received by any Creditor in a liquidation of the Group Entity which is the principal debtor shall prejudice or affect the right of the Creditor to recover the Debt from each Group Entity to the full extent of this Deed of Cross Guarantee.

10 Variations

10.1 The Group Entities and the Trustee may by executing another deed vary this Deed of Cross Guarantee to reflect any amendments of ASIC Pro Forma *Deed of Cross Guarantee* (ASIC Pro Forma 24) that may be made by ASIC from time to time.

SCHEDULE

Parties to this Deed of Cross Guarantee

PART 1 — GROUP ENTITIES

(1) Holding Entity:

Sonic Healthcare Limited	A.C.N. 004 196 909

(2) Group Entities (other than the Holding Entity) which are as at the date of execution of the Deed eligible for the benefit of the Class Order:

Douglass Hanly Moir Pathology Pty Limited	A.C.N. 003 332 858
Clinpath Laboratories Pty Ltd	A.C.N. 008 204 251
Southern Pathology Services Pty Limited	A.C.N. 010 161 494
Sonic Medlab Holdings Australia Pty Limited	A.C.N. 074 307 289

Sonic Pathology (Queensland) Pty Limited	A.C.N. 077 545 405
Sonic Pathology (Victoria) Pty Limited	A.C.N. 074 307 261
Northern Pathology Pty Ltd	A.C.N. 064 739 591
Diagnostic Services Pty Ltd	A.C.N. 009 503 100
Melbourne Pathology Pty Limited	A.C.N. 074 699 139
Sullivan Nicolaides Pty Ltd	A.C.N. 078 202 196
Sonic Imaging Pty Limited	A.C.N. 094 953 349
IRG Co Pty Limited	A.C.N. 094 813 466
Castlereagh Co Pty Limited	A.C.N. 094 813 411
Queensland X-Ray Pty Ltd	A.C.N. 094 502 208
Consultant Pathology Services Pty Limited	A.C.N. 009 581 159
Sonic Healthcare Services Pty Limited	A.C.N. 100 094 148
Sonic Healthcare International Pty Limited	A.C.N. 115 326 031

(3) Group Entities (other than the Holding Entity) which are as at the date of execution of the Deed ineligible for the benefit of the Class Order:

A.C.N. 094 980 944 Pty Limited	A.C.N. 094 980 944
Barratt and Smith Pathology Pty Ltd	A.C.N. 069 467 447
Hanly Moir Pathology Pty Limited	A.C.N. 001 878 548
Lifescreen Australia Pty Limited	A.C.N. 010 372 004
L&A Services Pty Ltd	A.C.N. 010 346 282
Pacific Medical Imaging Pty Limited	A.C.N. 067 006 704
Sunton Pty Limited	A.C.N. 002 539 380
Castlereagh Services Pty Limited	A.C.N. 081 236 857
Paedu Pty Limited	A.C.N. 001 742 043

PART 2 — TRUSTEE

Trustee:

Sonic Healthcare Limited	A.C.N. 004 196 909

PART 3 — ALTERNATIVE TRUSTEE

Alternative trustee:

If the Trustee is a Group Entity:

Douglass Hanly Moir Pathology Pty Limited	A.C.N. 003 332 858



SONIC HEALTHCARE LIMITED A.C.N. 004 196 909
Common Seal
DOUGLASS HANLY MOIR PATHOLOGY PTY LIMITED
Common Seal
A.C.N.
HANLY MOIR PATHOLOGY PTY. LIMITED A.C.N. 001 878 548
THE
COMMON SEAL
OF

EXECUTED AS A DEED

THE COMMON SEAL of **SONIC HEALTHCARE LIMITED** ACN 004 196 909 was duly affixed in the presence of:

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **DOUGLASS HANLY MOIR PATHOLOGY PTY LIMITED** ACN 003 332 858 was duly affixed in the presence of:

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **HANLY MOIR PATHOLOGY PTY LIMITED** ACN 001 878 548 was duly affixed in the presence of:

Director	Secretary
Christopher Wilks	Paul Alexander



THE COMMON SEAL of **BARRATT AND SMITH PATHOLOGY PTY LTD** ACN 069 467 447 was duly affixed in the presence of:)

BARRATT AND SMITH PATHOLOGY PTY LTD
Common Seal
A.C.N. 069 467 447

Director Christopher Wilks	Secretary Paul Alexander

THE COMMON SEAL of **CLINPATH LABORATORIES PTY LTD** ACN 008 204 251 was duly affixed in the presence of:)

COMMON SEAL
CLINPATH LABORATORIES PTY. LTD.
A.C.N. 008 204 251

Director Christopher Wilks	Secretary Paul Alexander

THE COMMON SEAL of **SOUTHERN PATHOLOGY SERVICES PTY LIMITED** ACN 010 161 494 was duly affixed in the presence of:)

SOUTHERN PATHOLOGY SERVICES PTY LTD ACN 010 161 494
The Common Seal of

Director Christopher Wilks	Secretary Paul Alexander

THE COMMON SEAL of **LIFESCREEN AUSTRALIA PTY LIMITED** ACN 010 372 004 was duly affixed in the presence of:)

LIFESCREEN AUSTRALIA PTY LIMITED A.C.N. 010 372 004
Common Seal

Director Christopher Wilks	Secretary Paul Alexander


SONIC MEDLAB HOLDINGS AUSTRALIA PTY LTD
Common Seal
A.C.N.
074 307 289
SONIC PATHOLOGY (QUEENSLAND) PTY LTD
Common Seal
A.C.N.
077 545 405
SONIC PATHOLOGY (VICTORIA) PTY LTD
Common Seal
A.C.N.
074 307 261
NORTHERN PATHOLOGY PTY LTD ACN 064 739 591
THE
COMMON SEAL
OF

THE COMMON SEAL of **SONIC MEDLAB HOLDINGS AUSTRALIA PTY LIMITED** ACN 074 307 289 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **SONIC PATHOLOGY (QUEENSLAND) PTY LIMITED** ACN 077 545 405 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **SONIC PATHOLOGY (VICTORIA) PTY LIMITED** ACN 074 307 261 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **NORTHERN PATHOLOGY PTY LTD** ACN 064 739 591 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of)
DIAGNOSTIC SERVICES PTY LTD)
ACN 009 503 100 was duly affixed in the)
presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of)
MELBOURNE PATHOLOGY PTY)
LIMITED ACN 074 699 139 was duly)
affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of SULLIVAN)
NICOLAIDES PTY LTD)
ACN 078 202 196 was duly affixed in the)
presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of)
SONIC IMAGING PTY LIMITED)
ACN 094 953 349 was duly affixed in the)
presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander



IRG Co Pty Limited A.C.N. 094 813 466
Common Seal
Castlereagh Co Pty Limited A.C.N. 094 813 411
Common Seal
QUEENSLAND X-RAY PTY LTD ACN 094 502 208
The Common Seal of
CONSULTANT PATHOLOGY SERVICES PTY. LIMITED A.C.N. 009 581 159
The Common Seal Of

THE COMMON SEAL of **IRG CO PTY LIMITED** ACN 094 813 466 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **CASTLEREAGH CO PTY LIMITED** ACN 094 813 411 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **QUEENSLAND X-RAY PTY LTD** ACN 094 502 208 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **CONSULTANT PATHOLOGY SERVICES PTY LIMITED** ACN 009 581 159 was duly affixed in the presence of:)

Director	Secretary
Christopher Wilks	Paul Alexander


Common
CASTLEREAGH
SERVICES
PTY. LIMITED
A.C.N.
001 236 857
Seal
A.C.N.
067 006 704
Common
Seal
Common
PAEDU
PTY. LIMITED
A.C.N.
001 742 043
Seal
SUNTON PTY. LIMITED
A.C.N.
002 539 380
Common
Seal

THE COMMON SEAL of **CASTLEREAGH SERVICES PTY LIMITED** ACN 081 236 857 was duly affixed in the presence of:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **PACIFIC MEDICAL IMAGING PTY LIMITED** ACN 067 006 704 was duly affixed in the presence of:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **PAEDU PTY LIMITED** ACN 001 742 043 was duly affixed in the presence of:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **SUNTON PTY LIMITED** ACN 002 539 380 was duly affixed in the presence of:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of
A.C.N. 094 980 944 PTY LIMITED
ACN 094 980 944 was duly
affixed in the presence of:

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **L & A SERVICES PTY LTD** ACN 010 346 282 was duly affixed in the presence of:

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of
SONIC HEALTHCARE SERVICES PTY LIMITED ACN 100 094 148 was duly affixed in the presence of:

Director	Secretary
Christopher Wilks	Paul Alexander

Executed by
SONIC HEALTHCARE INTERNATIONAL PTY LIMITED
ACN 115 326 031:

Director	Secretary
Christopher Wilks	Paul Alexander



Exhibit 91

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 6 / 0 7 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	34,500	$6.30	NIL
ORD	10,000	$6.01	NIL
ORD	27,500	$9.56	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

27 / 06 / 07
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]



Exhibit 92

ASIC registered agent number
lodging party or agent name SONIC HEALTHCARE LIMITED
office, level, building name or PO Box no.
street number & name 95-99 EPPING ROAD
suburb/city MACQUARIE PARK state/territory NSW postcode 2113
telephone (02) 9855 5324
facsimile (02) 9855 5536
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH PROC. | DEO-A DEO-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name SONIC HEALTHCARE LIMITED
A.C.N. 004 196 909

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	30,750	24/08/2007

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ The issue was made under a contract not reduced to writing.

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ The issue was made under written contract.

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ The issue was made under a provision in the company's constitution / replaceable rules.

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☑ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: SHARES WERE ISSUED UNDER THE SONIC EXECUTIVE INCENTIVE SCHEME APPROVED BY SHAREHOLDERS AT THE COMPANY'S 2004 ANNUAL GENERAL MEETING

Signature

I certify that the information in this form is true and complete.

print name PAUL ALEXANDER

capacity COMPANY SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Exhibit 93

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01517238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
30 / 09 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☒ If not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

☐ Minimum holding buy-back by listed company

☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	30,750	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 4 / 0 9 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208. SEE ATTACHED

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

.liest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ *Company name* ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

RECEIVED

Exhibit 94

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
0 5 / 0 9 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☒ If not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - S.254J

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction - S.256A - S.256E

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - ss.257H(3)

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

- [ ] Forfeited shares - S.258D

Shares returned to a public company - ss.258E(2) & (3)

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	28,169,015	$14.20	NIL
ORD	40,000	$9.56	NIL
ORD	21,500	$7.57	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

3 0 / 0 8 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Exhibit 95

3 October 2007

Australian Securities and Investments Commission
Level 8
City centre Tower
55 Market Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: SONIC HEALTHCARE LIMITED WHOLLY OWNED ENTITIES CLASS ORDER (CO 98/1418), LODGEMENT OF REVOCATION DEEDS

Further to the lodgement at ASIC on 29 June 2007 of Sonic Healthcare Limited's application for relief under Class Order 98/1418, enclosed please find the following Revocation Deeds to revoke our Deed of Cross Guarantee dated 29 May 1997 (**Existing Deed**):

1. Original Revocation Deed – the Trustee releasing all Group Entities; and
2. Original Revocation Deed – the Alternative Trustee releasing the Trustee entity.

We also wish to advise that within the prescribed time, Sonic Healthcare Limited and each of the Group Entities will give notice, in accordance with clause 4.5 of the Existing Deed, that they have executed and lodged with ASIC Revocation Deeds in respect of the Existing Deed.

Please contact me on (02) 9855 5334 should you have any queries in relation to this matter.

Yours sincerely

Prashan Kulasekera
Assistant Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA

Revocation deed

Class Order [CO 98/1418] — Wholly-owned entities

REVOCATION DEED made 24 September 2007

BETWEEN:

(1) Sonic Healthcare Limited ACN 004 196 909 of 95-99 Epping Road, Macquarie Park, NSW 2113 (the "Trustee");

(2) Douglass Hanly Moir Pathology Pty Limited ACN 003 332 858 of 95-99 Epping Road, Macquarie Park, NSW 2113 (the "Alternative Trustee")

RECITALS:

(a) The parties are the Trustee and Alternative Trustee (respectively) under the Deed of Cross Guarantee.

(b) Immediately prior to executing this Deed, the Group Entities executed a revocation deed in respect of the Deed of Cross Guarantee, allowing the Group Entities (other than the Trustee and the Alternative Trustee (acting in those capacities only)) to revoke the Deed of Cross Guarantee (**Substantive Revocation Deed**).

(c) The parties desire pursuant to clause 4.5 of the Deed of Cross Guarantee to revoke the Deed of Cross Guarantee in respect of the Released Group Entity by executing this Revocation Deed.

This Deed witnesses as follows:

1 Interpretation

1.1 Definitions

In this Deed, unless the context otherwise requires:

(i) "ASIC" means the Australian Securities and Investments Commission;

(ii) "Assumption Deed" means a deed executed pursuant to clause 5 of the Deed of Cross Guarantee by virtue of which a further Group Entity or further Group Entities have been joined to the Deed of Cross Guarantee;

(iii) "Class Orders" means ASIC Class Order CO 98/1418 and Australian Securities Commission Class Order CO 95/1530;

(iv) "Continuing Group Entities" means nil;

(v) "Creditor" means a person (whether now ascertained or ascertainable or not) who is not a Group Entity and to whom now or at any future time a Debt (whether now existing or not) is or may at any future time be or become payable;

(vi) "Debt" means any debt or claim which is now or at any future time admissible to proof in the winding up of a Group Entity and no other claim;

(vii) "Deed of Cross Guarantee" means the deed of cross guarantee dated 29 May 1997 entered into between the Group Entities and the Alternative Trustee pursuant to the Class Orders the parties to which deed have been varied by Assumption Deeds dated 5 May 1999, 5 June 2000, 27 June 2001 and 17 June 2004.

(viii) "Group Entity" has the same meaning as the term "Group Entity" or "Group Company" (as applicable) in the Deed of Cross Guarantee;

(ix) "Holding Entity" means the Group Entity which controls each of the other Group Entities, and which is not controlled by another Group Entity, being the entity the name and Australian Company Number or Australian Registered Body Number of which are set out in Schedule 2;

(x) "Released Group Entity" means each of the Group Entities the name and Australian Company Number or Australian Registered Body Number of which are set out in Schedule 3; and

(xi) "Revocation Deed" means a deed executed pursuant to clause 4.5 of the Deed of Cross Guarantee by virtue of which the Deed of Cross Guarantee has ceased to apply to one or more of the entities which were previously party to the Deed of Cross Guarantee.

1.2 *Headings*

Headings and subheadings in this Deed are for convenience of reference only, and are to be ignored in the interpretation of this Deed.

2 Operation of Deed

2.1 *Conditions precedent*

The operation of this Deed is conditional upon:

(i) the Holding Entity lodging an original of this Deed with ASIC;

(ii) the Trustee giving notice to Creditors of Group Entities of this Deed by public advertisement (which may be a joint advertisement by two or more Group Entities) made at any time before or within one month

after the date on which the original of this Deed is lodged with ASIC; such advertisement shall be placed in a daily newspaper circulating in each state and territory in which any Creditor of the Group Entity is located; and

(iii) there being no winding up under subsection 459A or paragraphs 461(a), 461(h) or 461(j) of the Corporations Act 2001 or a creditors' voluntary winding up under Part 5.5, Division 3 of the Corporations Act 2001 of any Group Entity being either:

(a) a winding up within six months after the original of this Deed is lodged with ASIC; or

(b) a winding up the commencement of which occurs within six months after the original of this Deed is lodged with ASIC.

2.2 Operative date

If the conditions specified in clause 2.1 are satisfied, this Deed becomes operative on the day following the expiration of the period referred to in paragraph 2.1(iii) notwithstanding that the Alternative Trustee has not executed, or does not execute, this Deed.

3 Revocation and Release

3.1 Revocation

Upon and by virtue of this Deed becoming operative, the Deed of Cross Guarantee is revoked in respect of the Released Group Entity with the consequences specified in clause 3.2.

3.2 Consequences of revocation

The consequences of revocation of the Deed of Cross Guarantee in relation to the Released Group Entity are the following:

(i) the Alternative Trustee on behalf of the Creditors and each of the Continuing Group Entities release the Released Group Entity from all liability under the Deed of Cross Guarantee including liability arising or accruing:

(a) before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied; or

(b) due to the Deed of Cross Guarantee becoming enforceable against the Released Group Entity

before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied;

(ii) the Alternative Trustee on behalf of the Creditors and each of the Group Entities release each of the Continuing Group Entities from all liability under the Deed of Cross Guarantee in respect of any Debt of each Released Group Entity including liability:

(a) in respect of any Debt arising or accruing before or after:

(1) *execution of this* Deed; *or*

(2) the conditions specified in clause 2.1 being satisfied; or

(b) due to the Deed of Cross Guarantee becoming enforceable against the Group Entity before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied; and

(iii) the Alternative Trustee on behalf of the Creditors and the Group Entities revokes the trust constituted by the Deed of Cross Guarantee in respect of the covenants of each Released Group Entity.

4 Law and jurisdiction

4.1 Governing Law

This Deed is governed by the law of and applicable to the Australian Capital Territory.

4.2 Submission to jurisdiction

The parties agree to submit to the non-exclusive jurisdiction of the courts of the Australian Capital Territory and any courts which may hear appeals from those courts in respect of any proceedings in connection with this Deed.

5 General

5.1 Severability

Any provision of this Deed which is invalid or unenforceable in any jurisdiction is to be read down for the purposes of that jurisdiction, if possible, so as to be valid and enforceable, and is otherwise capable of being severed to the extent of the invalidity or unenforceability, without affecting the remaining

provisions of this Deed or affecting the validity or enforceability of that provision in any other jurisdiction.

5.2 *Liability of parties*

If two or more parties are included within the same defined term in this Deed:

(i) this Deed has separate operation in relation to each of them;

(ii) a liability or obligation of those persons under this Deed is a joint liability or obligation of all of them and a several liability or obligation of each of them; and

(iii) a right given to those parties under this Deed is a right given severally to each of them.

5.3 *Further assurance*

Each party must do, sign, execute and deliver and must procure that each of its employees and agents does, signs, executes and delivers, all deeds, documents, instruments and acts reasonably required of it or them by notice from another party to effectively carry out and give full effect to this Deed and the rights and obligations of the parties under it.

SCHEDULE 1
(Group Entities)

As set out in Schedule 1 to the Substantive Revocation Deed

SCHEDULE 2
(Holding Entity)

Sonic Healthcare Limited A.C.N. 004 196 909

SCHEDULE 3
(Released Group Entity)

Sonic Healthcare Limited A.C.N. 004 196 909

Executed as a deed

THE COMMON SEAL of SONIC HEALTHCARE LIMITED ACN 004 196 909 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

***THE COMMON SEAL of* DOUGLASS HANLY MOIR PATHOLOGY PTY LIMITED** ACN 003 332 858 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

Revocation deed

Class Order [CO 98/1418] — Wholly-owned entities

REVOCATION DEED made 24 *September 2007*

BETWEEN:

(1) The entities the name or Australian Company Number or Australian Registered Body Number of which are set out in Schedule 1 (the "Group Entities");

(2) Sonic Healthcare Limited ACN 004 196 909 of 95-99 Epping Road, Macquarie Park, NSW 2113 (the "Trustee")

RECITALS:

(a) The Group Entities are the entities which as at the date of this Deed are so defined in the Deed of Cross Guarantee.

(b) The Trustee is the company which as at the date of this Deed is the Trustee holding office as trustee under the Deed of Cross Guarantee.

(c) The Group Entities desire pursuant to clause 4.5 of the Deed of Cross Guarantee to revoke the Deed of Cross Guarantee in respect of the Released Group Entities by executing this Revocation Deed.

This Deed witnesses as follows:

1 Interpretation

1.1 Definitions

In this Deed, unless the context otherwise requires:

(i) "ASIC" means the Australian Securities and Investments Commission;

(ii) "Assumption Deed" means a deed executed pursuant to clause 5 of the Deed of Cross Guarantee by virtue of which a further Group Entity or further Group Entities have been joined to the Deed of Cross Guarantee;

(iii) "Class Orders" means ASIC Class Order CO 98/1418 and Australian Securities Commission Class Order CO 95/1530;

(iv) "Continuing Group Entities" means the Group Entities other than the Released Group Entities;

(v) "Creditor" means a person (whether now ascertained or ascertainable or not) who is not a Group Entity and to whom now or at any future time a Debt (whether now existing or not) is or may at any future time be or become payable;

(vi) "Debt" means any debt or claim which is now or at any future time admissible to proof in the winding up of a Group Entity and no other claim;

(vii) "Deed of Cross Guarantee" means the deed of cross guarantee dated 29 May 1997 entered into between the Group Entities and the Trustee pursuant to the Class Orders the parties to which deed have been varied by Assumption Deeds dated 5 May 1999, 5 June 2000, 27 June 2001 and 17 June 2004.

(viii) "Group Entity" has the same meaning as the term "Group Entity" or "Group Company" (as applicable) in the Deed of Cross Guarantee;

(ix) "Holding Entity" means the Group Entity which controls each of the other Group Entities, and which is not controlled by another Group Entity, being the entity the name and Australian Company Number or Australian Registered Body Number of which are set out in Schedule 2;

(x) "Released Group Entity" means each of the Group Entities the name and Australian Company Number or Australian Registered Body Number of which are set out in Schedule 3; and

(xi) "Revocation Deed" means a deed executed pursuant to clause 4.5 of the Deed of Cross Guarantee by virtue of which the Deed of Cross Guarantee has ceased to apply to one or more of the entities which were previously party to the Deed of Cross Guarantee.

1.2 Headings

Headings and subheadings in this Deed are for convenience of reference only, and are to be ignored in the interpretation of this Deed.

2 Operation of Deed

2.1 Conditions precedent

The operation of this Deed is conditional upon:

(i) the Holding Entity lodging an original of this Deed with ASIC;

(ii) each of the Group Entities giving notice to its Creditors of this Deed by public advertisement (which may be a joint advertisement by two or more Group Entities) made at any time before or within one month after the

date on which the original of this Deed is lodged with ASIC; such advertisement shall be placed in a daily newspaper circulating in each state and territory in which any Creditor of the Group Entity is located; and

(iii) there being no winding up under subsection 459A or paragraphs 461(a), 461(h) or 461(j) of the Corporations Act 2001 or a creditors' voluntary winding up under Part 5.5, Division 3 of the Corporations Act 2001 of any Group Entity being either:

(a) a winding up within six months after the original of this Deed is lodged with ASIC; or

(b) a winding up the commencement of which occurs within six months after the original of this Deed is lodged with ASIC.

2.2 Operative date

If the conditions specified in clause 2.1 are satisfied, this Deed becomes operative on the day following the expiration of the period referred to in paragraph 2.1(iii) notwithstanding that the Trustee has not executed, or does not execute, this Deed.

3 Revocation and Release

3.1 Revocation

Upon and by virtue of this Deed becoming operative, the Deed of Cross Guarantee is revoked in respect of the Released Group Entity with the consequences specified in clause 3.2.

3.2 Consequences of revocation

The consequences of revocation of the Deed of Cross Guarantee in relation to the Released Group Entities are the following:

(i) the Trustee on behalf of the Creditors and each of the Continuing Group Entities release the Released Group Entities from all liability under the Deed of Cross Guarantee including liability arising or accruing:

(a) before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied; or

(b) due to the Deed of Cross Guarantee becoming enforceable against the Released Group Entities before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied;

(ii) the Trustee on behalf of the Creditors and each of the Group Entities release each of the Continuing Group Entities from all liability under the Deed of Cross Guarantee in respect of any Debt of each Released Group Entity including liability:

(a) in respect of any Debt arising or accruing before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied; or

(b) due to the Deed of Cross Guarantee becoming enforceable against the Group Entity before or after:

(1) execution of this Deed; or

(2) the conditions specified in clause 2.1 being satisfied; and

(iii) the Trustee on behalf of the Creditors and the Group Entities revokes the trust constituted by the Deed of Cross Guarantee in respect of the covenants of each Released Group Entity.

4 Law and jurisdiction

4.1 Governing Law

This Deed is governed by the law of and applicable to the Australian Capital Territory.

4.2 Submission to jurisdiction

The parties agree to submit to the non-exclusive jurisdiction of the courts of the Australian Capital Territory and any courts which may hear appeals from those courts in respect of any proceedings in connection with this Deed.

5 General

5.1 Severability

Any provision of this Deed which is invalid or unenforceable in any jurisdiction is to be read down for the purposes of that jurisdiction, if possible, so as to be valid and enforceable, and is otherwise capable of being severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this Deed or affecting the validity or enforceability of that provision in any other jurisdiction.

5.2 Liability of parties

If two or more parties are included within the same defined term in this Deed:

(i) this Deed has separate operation in relation to each of them;

(ii) a liability or obligation of those persons under this Deed is a joint liability or obligation of all of them and a several liability or obligation of each of them; and

(iii) a right given to those parties under this Deed is a right given severally to each of them.

5.3 Further assurance

Each party must do, sign, execute and deliver and must procure that each of its employees and agents does, signs, executes and delivers, all deeds, documents, instruments and acts reasonably required of it or them by notice from another party to effectively carry out and give full effect to this Deed and the rights and obligations of the parties under it.

SCHEDULE 1
(Group Entities)

Sonic Healthcare Limited	A.C.N. 004 196 909
Douglass Hanly Moir Pathology Pty Limited	A.C.N. 003 332 858
Hanly Moir Pathology Pty Limited	A.C.N. 001 878 548
Barratt & Smith Pathology Pty Ltd	A.C.N. 069 467 447
Clinpath Laboratories Pty Ltd	A.C.N. 008 204 251
Southern Pathology Services Pty Limited	A.C.N. 010 161 494
Lifescreen Australia Pty Limited	A.C.N. 010 372 004
Sonic Medlab Holdings Australia Pty Limited	A.C.N. 074 307 289
Sonic Pathology (Queensland) Pty Limited	A.C.N. 077 545 405
Sonic Pathology (Victoria) Pty Limited	A.C.N. 074 307 261
Northern Pathology Pty Ltd	A.C.N. 064 739 591
Diagnostic Services Pty Ltd	A.C.N. 009 503 100
Melbourne Pathology Pty Ltd	A.C.N. 074 699 139
Sullivan Nicolaides Pty Ltd	A.C.N. 078 202 196
Sonic Imaging Pty Limited	A.C.N. 094 953 349
IRG Co. Pty Ltd	A.C.N. 094 813 466
Castlereagh Co. Pty Limited	A.C.N. 094 813 411
Queensland X-Ray Pty Ltd	A.C.N. 094 502 208

Consultant Pathology Services Pty Limited	A.C.N. 009 581 159
Castlereagh Services Pty Limited	A.C.N. 081 236 857
Pacific Medical Imaging Pty Limited	A.C.N. 067 006 704
Paedu Pty Limited	A.C.N. 001 742 043
Sunton Pty Limited	A.C.N. 002 539 380
A.C.N. 094 980 944 Pty Limited	A.C.N. 094 980 944
L&A Services Pty Ltd	A.C.N. 010 346 282
Sonic Healthcare Services Pty Limited	A.C.N. 100 094 148

SCHEDULE 2
(Holding Entity)

Sonic Healthcare Limited	A.C.N. 004 196 909

SCHEDULE 3
(Released Group Entities)

Douglass Hanly Moir Pathology Pty Limited	A.C.N. 003 332 858
Sonic Healthcare Limited (other than in its capacity as Trustee)	A.C.N. 004 196 909
Hanly Moir Pathology Pty Limited	A.C.N. 001 878 548
Barratt & Smith Pathology Pty Ltd	A.C.N. 069 467 447
Clinpath Laboratories Pty Ltd	A.C.N. 008 204 251
Southern Pathology Services Pty Limited	A.C.N. 010 161 494
Lifescreen Australia Pty Limited	A.C.N. 010 372 004
Sonic Medlab Holdings Australia Pty Limited	A.C.N. 074 307 289
Sonic Pathology (Queensland) Pty Limited	A.C.N. 077 545 405
Sonic Pathology (Victoria) Pty Limited	A.C.N. 074 307 261
Northern Pathology Pty Ltd	A.C.N. 064 739 591
Diagnostic Services Pty Ltd	A.C.N. 009 503 100
Melbourne Pathology Pty Ltd	A.C.N. 074 699 139
Sullivan Nicolaides Pty Ltd	A.C.N. 078 202 196
Sonic Imaging Pty Limited	A.C.N. 094 953 349
IRG Co. Pty Ltd	A.C.N. 094 813 466
Castlereagh Co. Pty Limited	A.C.N. 094 813 411
Queensland X-Ray Pty Ltd	A.C.N. 094 502 208
Consultant Pathology Services Pty Limited	A.C.N. 009 581 159
Castlereagh Services Pty Limited	A.C.N. 081 236 857
Pacific Medical Imaging Pty Limited	A.C.N. 067 006 704
Paedu Pty Limited	A.C.N. 001 742 043
Sunton Pty Limited	A.C.N. 002 539 380
A.C.N. 094 980 944 Pty Limited	A.C.N. 094 980 944
L&A Services Pty Ltd	A.C.N. 010 346 282
Sonic Healthcare Services Pty Limited	A.C.N. 100 094 148

Executed as a deed

THE COMMON SEAL of **SONIC HEALTHCARE LIMITED** ACN 004 196 909 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **DOUGLASS HANLY MOIR PATHOLOGY PTY LIMITED** ACN 003 332 858 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **HANLY MOIR PATHOLOGY PTY LIMITED** ACN 001 878 548 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **BARRATT & SMITH PATHOLOGY PTY LTD** ACN 069 467 447 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of CLINPATH LABORATORIES PTY LTD ACN 008 204 251 was affixed in the presence of, and the sealing is attested by:)

Director Christopher Wilks	Secretary Paul Alexander

THE COMMON SEAL of SOUTHERN PATHOLOGY SERVICES PTY LIMITED ACN 010 161 494 was affixed in the presence of, and the sealing is attested by:)

Director Christopher Wilks	Secretary Paul Alexander

THE COMMON SEAL of LIFESCREEN AUSTRALIA PTY LIMITED ACN 010 372 004 was affixed in the presence of, and the sealing is attested by:)

Director Christopher Wilks	Secretary Paul Alexander

THE COMMON SEAL of SONIC MEDLAB HOLDINGS AUSTRALIA PTY LIMITED ACN 074 307 289 was affixed in the presence of, and the sealing is attested by:)

Director Christopher Wilks	Secretary Paul Alexander


Common
Seal
A.C.N.
074 307 261
The
Common
Seal
Of

THE COMMON SEAL of **SONIC PATHOLOGY (QUEENSLAND) PTY LIMITED** ACN 077 545 405 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **SONIC PATHOLOGY (VICTORIA) PTY LIMITED** ACN 074 307 261 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **NORTHERN PATHOLOGY PTY LTD** ACN 064 739 591 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **DIAGNOSTIC SERVICES PTY LTD** ACN 009 503 100 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander



THE COMMON SEAL of **MELBOURNE PATHOLOGY PTY LIMITED** ACN 074 699 139 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **SULLIVAN NICOLAIDES PTY LTD** ACN 078 202 196 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **SONIC IMAGING PTY LIMITED** ACN 094 953 349 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **IRG CO. PTY LIMITED** ACN 094 813 466 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **CASTLEREAGH CO PTY LIMITED** ACN 094 813 411 was affixed in the presence of, and the sealing is attested by:	))))	
Director Christopher Wilks		Secretary Paul Alexander
THE COMMON SEAL of **QUEENSLAND X-RAY PTY LTD** ACN 094 502 208 was affixed in the presence of, and the sealing is attested by:	))))	
Director Christopher Wilks		Secretary Paul Alexander
THE COMMON SEAL of **CONSULTANT PATHOLOGY SERVICES PTY LIMITED** ACN 009 581 159 was affixed in the presence of, and the sealing is attested by:	)))))	
Director Christopher Wilks		Secretary Paul Alexander
THE COMMON SEAL of **CASTLEREAGH SERVICES PTY LIMITED** ACN 081 236 857 was affixed in the presence of, and the sealing is attested by:	))))	
Director Christopher Wilks		Secretary Paul Alexander


A.C.N.
PAEDU
PTY. LIMITED
A.C.N.
001 742 043
A.C.N.
002 539 380
Common
Seal
PTY LIMITED
ACN 094 980 944
A.C.N. 094 980 944
The
Common
Seal
of

THE COMMON SEAL of **PACIFIC MEDCIAL IMAGING PTY LIMITED** ACN 067 006 704 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **PAEDU PTY LIMITED** ACN 001 742 043 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **SUNTON PTY LIMITED** ACN 002 539 380 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **A.C.N. 094 980 944 PTY LIMITED** ACN 094 980 944 was affixed in the presence of, and the sealing is attested by:)

Director
Christopher Wilks

Secretary
Paul Alexander

THE COMMON SEAL of **L & A SERVICES PTY LTD** ACN 010 346 282 was affixed in the presence of, and the sealing is attested by:)))

THE COMMON SEAL OF L & A SERVICES PTY. LTD. A.C.N. 010 346 282

Director	Secretary
Christopher Wilks	Paul Alexander

THE COMMON SEAL of **SONIC HEALTHCARE SERVICES PTY LIMITED** ACN 100 094 148 was affixed in the presence of, and the sealing is attested by:))))

Common Seal A.C.N. 100 094 148

Director	Secretary
Christopher Wilks	Paul Alexander

Exhibit 96

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617236

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 5 / 1 0 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,500	$6.30	NIL
ORD	40,000	$6.01	NIL
ORD	6,500	$7.57	NIL
ORD	116,674	$14.16	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 4 / 0 9 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

END